As confidentially submitted to the Securities and Exchange Commission on August 1, 2019.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Progyny, Inc.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7389 (Primary Standard Industrial Classification Code Number)	21-2220139 (I.R.S. Employer Identification Number)

245 5th Avenue
New York, New York 10016
(212) 888-3124
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

David Schlanger
Chief Executive Officer
Progyny, Inc.
245 5th Avenue
New York, New York 10016
(212) 888-3124
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Mark Weeks Nicole Brookshire Danielle Naftulin Alison Haggerty Cooley LLP 55 Hudson Yards New York, New York 10001 (212) 479-6000	Peter Anevski Jennifer Bealer Progyny, Inc. 245 5th Avenue New York, New York 10016 (212) 888-3124	Deanna Kirkpatrick Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4135

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective.

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐ Emerging growth company ☒

           If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common stock, par value $0.0001 per share	$	$

(1)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.

(2)
Includes the aggregate offering price of additional shares that the underwriters have the option to purchase, if any.

           The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant will file a further amendment which specifically states that this Registration Statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement will become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated                        , 2019

                Shares

Common Stock

        This is the initial public offering of shares of common stock of Progyny, Inc. We are offering                shares of our common stock and the selling stockholders are offering                shares of common stock. We will not receive any proceeds from the sale of stock by the selling stockholders.

        Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price will be between $            and $            per share. We intend to apply to list our common stock on the                        under the symbol "PGNY."

        We are an "emerging growth company" as defined under the federal securities laws and, as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.

        See "Risk Factors" beginning on page 19 to read about factors you should consider before buying our common stock.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$

Underwriting discount(1)	$	$

Proceeds, before expenses, to us	$	$

Proceeds to selling stockholders	$	$

(1)
See the section titled "Underwriting" for additional information regarding compensation payable to the underwriters.

        We have granted the underwriters the right to purchase up to an additional                shares of common stock from us at the initial public offering price less the underwriting discount.

        The underwriters expect to deliver the shares against payment in New York, New York on or about                , 2019.

J.P. Morgan	Goldman Sachs & Co. LLC	BofA Merrill Lynch

Prospectus dated                        , 2019.

        Neither we, the selling stockholders nor any of the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectus prepared by us or on our behalf to which we may have referred you in connection with this offering. Neither we, the selling stockholders nor the underwriters take responsibility for, or can provide assurance as to the reliability of, any other information that others may give you. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

        For investors outside the United States: Neither we, the selling stockholders nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the United States.

        Through and including                , 2019 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

i

 PROSPECTUS SUMMARY

        This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, all references in this prospectus to "Progyny," the "company," "we," "our," "us" or similar terms refer to Progyny, Inc.

Overview

        We envision a world where anyone who wants to have a child can do so. Our mission is to make dreams of parenthood come true through healthy, timely and supported fertility journeys. Through our differentiated approach to benefits plan design, patient education and support and active network management, our clients' employees are able to pursue the most effective treatment from the best physicians and achieve optimal outcomes.

        Progyny is a leading benefits management company specializing in fertility and family building benefits solutions in the United States. Our clients include many of the nation's most prominent employers across a broad array of industries. We launched our fertility benefits solution in 2016 with our first five employer clients, and we have grown our base of clients to over 80. We currently provide coverage to approximately 1.4 million employees and their partners (known in our industry as covered lives), who we refer to as our members. We have achieved this growth by demonstrating that our purpose-built, data-driven and disruptive platform consistently delivers superior clinical outcomes in a cost-efficient manner while driving exceptional client and member satisfaction. We have retained substantially all of our clients since we launched our fertility benefits solution, and our member satisfaction over that same time period is evidenced by our most recent industry-leading Net Promoter Score, or NPS, of +71 for our fertility benefits solution and +86 for our integrated pharmacy benefits solution, Progyny Rx.

        The prevalence of infertility is high, affecting one in eight couples in the United States according to the Centers for Disease Control and Prevention, or CDC, and infertility is gaining attention as individuals are more openly discussing their struggles. Despite its high prevalence and its recognition by the World Health Organization, or WHO, as a disease since 2009, access to treatment has previously been limited by poor insurance coverage in the United States. This is driven in part by the fact that the American Medical Association did not vote in support of WHO's designation until 2017. Similarly, legislators have not designated infertility as a condition meriting mandated health insurance coverage, with only approximately one-third of states in the United States mandating insurance coverage for infertility. For the states that do mandate coverage, the mandates vary greatly and often leave patients with inadequate coverage or unable to pursue care at all.

        We estimate that the market for fertility treatments in the United States was approximately $6.7 billion in 2017, based on data published by the CDC regarding the number of treatment cycles and FertilityIQ's estimate of the average cost per cycle. As only 50% of individuals suffering from infertility seek treatment, we estimate the potential size of the U.S. fertility market to be at least twice as large.

        Whether an employer is mandated to cover infertility, or simply chooses to do so, the coverage and benefits design options have historically been limited and have resulted in poor patient outcomes, increased costs and unintended consequences for both patients and employers. Infertility coverage offered by conventional health insurance carriers today generally falls short in a number of important ways, including that it typically: (1) is structured as a limited lifetime dollar maximum benefit, which is often depleted by the patient before they have achieved a successful pregnancy; (2) includes rules that limit access to treatment options, leading to poor outcomes; (3) does not provide adequate education, guidance or support for patients struggling with the rigors of the fertility journey, leading to poor treatment choices; and (4) limits patient access to many of the nation's top reproductive endocrinologists because these fertility specialists do not broadly participate in conventional health insurance carrier networks.

        We are redefining fertility and family building benefits, proving that a comprehensive fertility solution can simultaneously benefit employers, patients and physicians. We believe the differentiated value proposition we deliver to all of these constituents is key to our success and growth. We enable our members to pursue effective and cost-efficient fertility treatments and support them throughout the entire fertility journey. It starts with our unique approach to benefits plan design—the Smart Cycle—which ensures that all member populations, regardless of their chosen path to parenthood, have comprehensive and equitable coverage. Smart Cycles are our proprietary treatment bundles designed by us to include the medical services required for a member's full course of treatment, including all necessary diagnostic testing and access to the latest technology. We offer a number of different Smart Cycle treatment bundles, which may be used in various combinations depending on the member's need. In conjunction with the Smart Cycle plan design, each of our members has a dedicated Patient Care Advocate, or PCA, who has fertility expertise and provides end-to-end concierge support, including logistical support, clinical guidance and emotional support. Additionally, all Progyny members have access to our selective network of high-quality fertility specialists who we equip with a benefits design that enables them to pursue the best treatment pathways.

        In addition to our fertility benefits solution, we offer an integrated pharmacy benefits solution, Progyny Rx, which can be added by our clients. Progyny Rx provides our members with access to the medications needed during their fertility treatment. Our Progyny Rx solution creates an efficient pharmacy solution for our members and their fertility specialists by reducing dispensing and delivery times to our members, eliminating the risk of a missed treatment cycle while mitigating the administrative burden. As our members receive more effective treatment and differentiated support throughout their fertility journeys, our clients gain more value from their fertility benefits expenditures through an increase in healthier, timelier pregnancies as well as an ultimate reduction in both fertility treatment costs and maternity and neonatal intensive care unit, or NICU, expenses, all while supporting a more present and productive employee base.

        We have demonstrated our ability to drive better outcomes for our clients, members and fertility specialists across multiple metrics as summarized in the table below. Fertility specialists within our network produce outcomes that surpass their own reported practice averages when treating Progyny members because of our differentiated solution. As displayed in the chart below, Progyny's pregnancy rate per IVF transfer, miscarriage rate, live birth rate and IVF multiples rate are all better than national averages.

Outcome	National Averages for All Provider Clinics	Progyny In-Network Provider Clinic Averages for All Patients	Progyny In-Network Provider Clinic Averages for Progyny Members Only
Single embryo transfer rate(1)	49.5%	53.1%	89.0%
Pregnancy rate per IVF transfer(2)	52.5%	54.6%	60.7%
Miscarriage rate(2)	18.5%	18.2%	10.2%
Live birth rate(3)	43.3%	45.3%	54.5%
IVF multiples rate(3)	16.1%	15.4%	3.6%

(1)
Calculated based on the Society for Assisted Reproductive Technology, or SART, 2017 National Summary Report.

(2)
Calculated based on CDC, 2016 National Summary and Clinic Data Sets.

(3)
Calculated based on CDC, 2017 National Summary and Clinic Data Sets.

        We have experienced significant growth since the launch of our fertility benefits solution. Our growth strategy is to increase the number of clients we serve, expand the services our current clients utilize and increase the breadth of our offering with new services. We believe we are well positioned for growth as our current base of 1.4 million members represents only 2% of what we believe to be our total addressable market. In addition, we believe we can continue to increase our business with our existing clients as they expand their employee bases and adopt more of our services over time. As evidence of our success to date, we have retained substantially all of our clients since we began offering our fertility benefits solution, and in many cases, these clients have expanded their use of our offerings.

        Our revenue was $48.6 million and $105.4 million for the years ended December 31, 2017 and 2018, respectively, representing year-over-year growth of 117%. Our revenue was $22.3 million and $47.2 million for the three months ended March 31, 2018 and 2019, respectively, representing period-over-period growth of 112%. Our net loss from continuing operations was $(12.5) million and $(5.1) million for the years ended December 31, 2017 and 2018, respectively. Our net (loss) income from continuing operations was $(1.6) million and $2.5 million for the three months ended March 31, 2018 and 2019, respectively. Our Adjusted EBITDA was $(7.9) million and $1.4 million for the years ended December 31, 2017 and 2018, respectively. Our Adjusted EBITDA was $(0.5) million and $4.4 million for the three months ended March 31, 2018 and 2019, respectively. See the section titled "—Summary Consolidated Financial Data—Non-GAAP Financial Measure—Adjusted EBITDA" below for the definition of Adjusted EBITDA as well as a reconciliation of Adjusted EBITDA to net (loss) income from continuing operations. Our fertility benefits solution represented 100% and 95% of our total revenue for the years ended December 31, 2017 and 2018, respectively, and 93% and 86% of total revenue for the three months ended March 31, 2018 and 2019, respectively. Progyny Rx, which went live in 2018, represented 5% of our total revenue for the year ended December 31, 2018 and 7% and 14% of total revenue for the three months ended March 31, 2018 and 2019, respectively.

Industry Challenges

        Employers are faced with three major challenges relating to providing fertility benefits to their employee bases:

  Lack of Effective Fertility Benefits Solutions

        The conventional fertility benefits options available to employers have been designed to control the utilization of services (and expenditures) by employees rather than to optimize outcomes. As such, their plan designs have included restrictive features, such as lifetime dollar maximums, mandated step therapy protocols and limited or no coverage for advanced diagnostics and procedures. In addition, these plan designs have failed to provide access to premier fertility specialists, robust patient support and the ability to dispense fertility medication in a timely manner. Given the evolution of fertility science, such conventional plans have not kept pace and have generated suboptimal clinical outcomes, as well as greater upfront treatment costs and maternity and NICU expenses. This in turn leads to inefficient utilization of employers' expenditures on their fertility benefits programs. Suboptimal outcomes also cause employers to bear the costs and the negative impact related to decreased employee productivity and retention, as well as increased employee absenteeism, stress and depression related to infertility. Furthermore, the restrictive plan designs, limited lifetime dollar maximums and significant administrative burdens of conventional fertility programs have deterred many of the nation's top fertility specialists from broadly participating in conventional health insurance carriers' networks. As a result, patients may not have access to premier specialists who have the highest success rates.

        Conventional benefits programs also lack any meaningful care coordination, education or patient support. Patients and their dependents have no help in understanding the complex choices they are faced with and discerning between treatment alternatives, or in managing the emotional strain of infertility.

        Additionally, conventional pharmacy delivery infrastructure is not designed to address the uniqueness of fertility treatment, which requires highly coordinated and timely delivery of medication. Conventional benefits managers require extensive and multiple authorizations and have inconsistent approval processes, which can complicate and delay the provision of medications that are essential to fertility treatment. If medications are not received on time, patients may have to wait a month or longer to commence another round of fertility treatment, wasting valuable time and money. Additionally, fertility medications are often self-administered injectable drugs, and the effectiveness of a patient's treatment may be compromised by improper storage and/or incorrect administration of their medications if the patient is not provided access to education and support.

  Costs Associated with Multiple Births and Poor Fertility Treatment Outcomes

        Regardless of whether an employer chooses to cover fertility treatments, employers end up bearing the significant medical costs associated with unanticipated multiple births and miscarriages, as well as the associated impacts on the workplace:

  •
  The high number of multiple embryo transfers that conventionally occurs during IVF leads to a significant number of multiple births, which in turn is a primary cause of dangerous and expensive preterm births, with extensive maternity and NICU costs.

  •
  The relatively higher miscarriage rate associated with IVF treatment also results in significant additional medical costs for employers and their employees.

  •
  Employers bear additional costs of increased employee absenteeism at the workplace, which is common with instances of multiple births and can result from the emotional and physical strain of miscarriages.

        Employers may not be fully aware of the causal effect and ultimate impact of suboptimal fertility care under the current solutions offered by the conventional benefits programs since these programs do not collect outcomes data from their fertility specialists and therefore cannot accurately report on their program's performance in a timely manner.

  Ability to Attract and Retain Talent

        Employers are facing increasing competition to attract and retain talent as the labor market is at historically low unemployment levels. In a 2015 survey conducted by Reproductive Medicine Associates of New Jersey, 68% of respondents indicated that they were willing to change jobs to ensure fertility coverage. Among those respondents who have needed fertility treatment, 90% indicated a willingness to change jobs to ensure fertility coverage. As a result, employers are enhancing their value proposition to employees by evaluating and providing benefits that are most in demand. Family building solutions are an increasing area of focus for employees, and in turn, employers.

Our Solutions

        We are redefining effective fertility and family building benefits through our purpose-built, data-driven and disruptive platform. Our innovative and comprehensive fertility solution has proven to be simultaneously beneficial for our clients, our members and our network of fertility specialists. Through our differentiated approach to benefits plan design, patient education and support and active network management, our clients' employees are able to pursue the most effective treatment from the best fertility specialists and achieve optimal outcomes in a cost-efficient manner, while our clients achieve savings in upfront treatment costs as well as reduced maternity and NICU expenses.

  Fertility Benefits Solution

  Differentiated Benefits Plan Design

        The innovative Smart Cycle is our easy-to-understand fertility benefits design. Our Smart Cycle plan design allows members equitable access to the treatment they need and is designed to drive superior outcomes and reduce both upfront treatment and subsequent medical costs. Everything needed for a comprehensive fertility treatment is contained within a Smart Cycle treatment bundle, including all necessary diagnostic testing and access to the latest technology (e.g., in the case of IVF treatment, preimplantation genetic testing for aneuploidies and intracytoplasmic sperm injection). The Smart Cycle structure allows our members, together with the advice of their fertility specialists and the support of their PCAs, to select the Smart Cycle treatment bundles that align with their unique treatment needs and their intended family building pathway, without having to follow the "one size fits all" protocols common to conventional health insurance carriers, and without the worry that their desired treatment approach will not be authorized or covered throughout the full treatment cycle.

  Personalized Concierge-Style Member Support Services

        Our fertility benefits solution provides members with access to significant support services that are crucial to the success of the fertility and family building journey. Before the fertility treatment process begins, and throughout every step of the fertility journey, we deliver high-touch member support services through a dedicated PCA. Our PCAs have deep fertility expertise and provide extensive clinical education, guidance and emotional support to our members. Additionally, we have an in-house clinical staff, comprised of professionals with substantial expertise in reproductive endocrinology, fertility nursing, clinical psychology and social work that design our PCA training curriculum and direct our comprehensive member experience. Our member portal, accessible via any desktop or mobile device, further supports the member experience by providing key educational resources and easy-to-access benefits information to our members. We believe our platform provides our members with best-in-class support services to help them navigate their fertility and family building journeys.

  Selective Network of High-Quality Fertility Specialists

        We have utilized our deep industry knowledge and the insights derived from our data analytics platform to establish and actively manage a national network of the leading fertility specialists in the country. Our members receive access to our selective Center of Excellence network of high-quality providers that includes nearly 800 fertility specialists who practice at nearly 600 provider clinic locations throughout the United States. Our network includes 22 of the top 25 fertility practice groups by volume in the United States according to 2017 CDC data, which was published in 2019 and is the most recent data available. Our fertility specialist network is unique in that approximately 30% of our provider clinics do not broadly participate in conventional health insurance carrier networks, meaning they contract with us and no more than one other health insurance carrier. Our national network serves members in virtually every state (two states have no practicing reproductive endocrinologists), providing extensive geographic coverage to our national employers.

  Progyny Rx, an Integrated Pharmacy Benefits Solution

        Progyny Rx is our integrated pharmacy benefits solution that can be added by clients that utilize our fertility benefits solution. This solution provides our members with access to the medications needed during their treatment. As part of this solution, we provide care management services, which include our formulary plan design, simplified authorization, assistance with prescription fulfillment and timely delivery of the medications by our network of specialty pharmacies, as well as medication administration training, pharmacy support services and continuing PCA support. Progyny Rx reduces dispensing and delivery time to two days to eliminate the risk of missed treatment cycles. We provide phone-based, clinical education and support seven days a week to ensure that our members understand any necessary medication storage requirements and administration techniques, including injection training. To further support those members that require additional education, we also offer a library of on-demand videos. Given the importance of the timely use of medication to the success of fertility treatments, and the complexity involved in administering the medications, we believe Progyny Rx provides a differentiated and effective pharmacy solution for our clients and their employees.

  Surrogacy and Adoption Reimbursement Program

        In addition, for clients who select the service, we manage the reimbursement of surrogacy and adoption expenses for clients and their employees. For these programs, employers designate a specific dollar amount toward surrogacy and/or adoption services, and we work with our clients to determine which expenses related to adoption and/or surrogacy will be covered under their plan, thereby alleviating their administrative burden.

  Robust Platform Support Capabilities

  •
  Robust Data Collection Process.  We believe that we are the only fertility and family building benefits company to collect data in a timely manner directly from providers on adherence to treatment protocols and clinical outcomes. This data is used to understand the utilization of our benefits, our provider clinics' adherence to best practices and the outcomes produced by each clinic and across our network. This data informs decisions across our platform, from services covered to our fertility network standards.

  •
  Prestigious Medical Advisory Board.  Our Medical Advisory Board, comprised of nationally recognized fertility specialists, is responsible for oversight of key clinical issues, including evaluating new fertility treatment diagnostics and procedures to ensure that our benefits design and overall program is comprehensive and is designed to drive to the best outcomes.

  •
  Full Service Client Account Management.  We provide a dedicated account management team to each of our clients to support their day-to-day needs, resolve issues as they arise and to assist them in the review of the detailed quarterly and annual reporting that we provide.

  •
  Ease of Integration for Our Clients.  We believe our ability to integrate our benefits solutions with all of the large national health insurance carriers is a differentiating factor within the industry.

Our Value Proposition

        We believe that our competitive success is a function of our ability to concurrently: (1) provide tangible financial value to our clients; (2) deliver a better and more supported fertility journey to our members; and (3) provide value to, and work collaboratively with, the nation's finest fertility specialists.

  We Provide Measurable Value to Our Employer Clients

  •
  Substantial and Measurable Financial Value.  Our superior clinical outcomes drive savings in both upfront fertility treatment costs (due to our higher live birth rates) as well as subsequent maternity and NICU expenses for our clients (due to our lower multiples birth rates).

  •
  Progyny Rx Savings.  Progyny Rx delivers unit cost savings of between 10% and 20% to our clients, and additional savings through our cost containment program based on a reduction in unnecessary quantities dispensed of approximately 8%.

  •
  Employee Productivity and Retention.  Our solution addresses employee absenteeism, poor productivity and the lack of employee retention driven by the stress of suffering from infertility (and undergoing fertility treatment) as well as the back-to-work issues related to multiple births.

  •
  Appeal to Existing and Prospective Employees.  Better fertility benefits programs can be a key component of enhancing a company's overall benefits and an important tool in its recruiting efforts and in helping retain key talent.

  We Provide Meaningful Value to Our Members

  •
  Superior Clinical Outcomes.  Our members experience healthier pregnancies and superior rates of pregnancy and live births, as well as reduced rates of miscarriage and multiple births, saving valuable time and money and limiting personal and professional disruption.

  •
  Comprehensive Coverage.  Our Smart Cycle design ensures that members always have coverage for a full treatment cycle as their access to treatment is not limited by a dollar maximum that could be exhausted mid-treatment. Additionally, members have access to the latest technologies and procedures, which are reviewed and approved by our Medical Advisory Board.

  •
  Access for All Members and Dependents.  Our Smart Cycles are available to be utilized across all employee groups, including populations not typically covered, such as LGBTQ+ individuals and single mothers by choice.

  •
  Equitable Access to Care.  Our Smart Cycle design ensures members receive fair and balanced access to care that is not dependent on where members live, how expensive a fertility specialist is or what specific treatments are required.

  •
  High-Touch Concierge Member Experience.  We provide our members with high-touch, end-to-end concierge support, including logistical assistance, clinical guidance and emotional support, through our PCAs and our in-house clinical staff.

  •
  Access to Selective, Premier Fertility Specialist Network.  Our solution provides members access to the nation's most desired fertility providers, including nearly 800 fertility specialists who practice at nearly 600 provider clinic locations throughout the United States. Our network includes 22 of the top 25 fertility practice groups by volume in the United States according to 2017 CDC data. In addition, approximately 30% of our provider clinics do not broadly participate in conventional health insurance carrier networks.

  •
  Integrated Pharmacy Benefits Solution.  Progyny Rx provides members with a simplified authorization process, timely medication delivery and member support from pharmacy clinicians seven days a week.

  We Provide Meaningful Value to Our Fertility Specialists

  •
  Members Supported With a Comprehensive Benefit.  Our solutions allow our members to arrive at their fertility specialist with a fully-covered course of treatment and the flexibility to utilize the latest approved technologies and best practices via our comprehensive Smart Cycle benefits plan design. These members are also educated on the use of best practices and are supported by PCAs along their fertility journey.

  •
  Eliminate Step Therapy Protocols.  Our network of fertility specialists have access to the latest science and technologies through our innovative Smart Cycles, which free our fertility specialists from having to follow the ineffective protocols common to conventional coverage and allow them to pursue the most effective treatments first, thereby saving time and money.

  •
  Simplified Administration.  Once a Smart Cycle treatment is authorized, fertility specialists within our network are able to prescribe the optimal treatment plan without any need for pre-certification or pre-authorization.

  •
  Superior Clinical Outcomes.  Outcomes for Progyny members across our fertility specialist network are superior to the average outcomes that these same provider clinics report to the CDC for all of their patients. For example, the in-network average live birth rate for Progyny members is 54.5%, as compared to the 45.3% average live birth rate for all of the patients at those same clinics.

  •
  Eliminating Financial Risk Associated With Collections.  We assume full responsibility for the collection of all members' deductibles and coinsurance, thereby eliminating the burden and cost of collection (and bad debt expense) for member payments that our provider clinics otherwise would experience.

  •
  Data Sharing and Reporting.  We produce clinic scorecards quarterly with key performance indicators that allow fertility specialists to compare their results with peer averages.

  •
  Higher Volumes and Improved Financial Performance.  Fertility specialists in our network often experience an increase in patient volume, and because of our comprehensive benefits design, an increase in the number of patients who progress from consultation to treatment.

Our Competitive Strengths

  Market Leadership

        We are a leading benefits management company specializing in fertility and family building benefits solutions in the United States, with a client base of over 80 self-insured employer clients representing 1.4 million members. We drive superior clinical outcomes for our members including higher pregnancy success rates, lower miscarriage rates, fewer multiple births and a higher live birth rate.

  Differentiated Model Drives Superior Clinical Outcomes at Reduced Overall Cost

        In contrast to conventional fee-for-service coverage, which is designed to simply contain utilization, our case management-driven benefits model is comprehensive, does not exhaust coverage mid-treatment cycle, includes access to the latest technologies and best clinical practices and drives superior outcomes. This is a cost-efficient model, allowing employers to provide more robust coverage with lower overall expenditures.

        Our clients also avoid some of the indirect costs of infertility such as employee absenteeism and loss of productivity caused by stress and depression, as well as lack of employee retention caused by multiple births.

  Superior Member Experience

  •
  Concierge Member Support.  We provide our members with concierge support through our PCAs who are unique to our platform and a valuable resource to our members. PCAs provide meaningful education, clinical guidance and emotional support for our members and are available throughout the member's fertility and family building journey.

  •
  Tailored Member Experience.  Our member experience is tailored to meet the unique needs of our clients' employees, and the PCAs have expertise in fertility treatment issues uniquely affecting LGBTQ+ individuals, single mothers by choice and individuals looking to pursue surrogacy or adoption.

  •
  Online Member Portal.  Our solution includes an easy-to-use interface and significant educational resources and support tools.

  Selective, Premier Fertility Specialist Network

        We have built a network of the nation's most desired fertility providers. Our fertility specialists are thought leaders in the treatment of fertility and are driving differentiated outcomes for our members. Because of the unique Progyny benefits design, our fertility specialists can utilize the most effective treatment for members the first time, without the restrictions of conventional benefits programs. Our network includes 22 of the top 25 fertility practice groups by volume in the United States according to

2017 CDC data. Our differentiated approach to fertility benefits design and its alignment with our fertility specialists' primary objective of delivering the best possible outcomes is evidenced by the fact that approximately 30% of our provider clinics do not broadly contract with conventional health insurance carriers.

  Value-Added Integrated Pharmacy Program

        Fertility medication is expensive, complicated, time sensitive and critical to the success of treatment. We more effectively manage the complex fertility medication process:

  •
  Single Authorization Mechanism for Treatment and Medication.  Our single authorization mechanism includes both fertility treatments and the related prescription drugs, with guaranteed timely delivery and extensive seven days a week clinical support around drug storage and administration.

  •
  Meaningful Cost Savings.  We generate significant unit cost savings for our clients through our negotiated formulary rates.

  •
  Innovative Cost Containment Program.  This program enables our clients and members to save additional costs through the reduction in overprescribing that is typical of conventional fertility pharmacy management.

  Purpose-Built, Data-Driven and Disruptive Platform

        The outcomes data we collect and analyze provides insights across our business, including the creation and management of our plan design and clinical protocols to ensure the efficiency of employer expenditures. We also manage our fertility specialist network and ensure adherence to Progyny practice standards based on this data to ensure that fertility specialists are driving improved clinical outcomes and member satisfaction.

        A key differentiator of our solution is our in-depth client reporting. We believe we are the only benefits manager that tracks fertility outcomes from medical record data on a timely basis, and we believe this unique data reporting to be important for our employer clients to understand why Progyny offers a superior solution.

  Highly Scalable Platform

        Since launching our benefits solution, we have more than doubled our client base every year without any dilution to or decrease in the level and quality of services. Once we begin providing services to a client, we believe it is difficult for our clients to replicate our outcomes with another solution. In addition, we have been able to add new solutions and technologies to our offering while sustaining this growth and believe our platform is capable of continuing to rapidly adopt more clients without meaningful infrastructure enhancements.

  Deeply Experienced Management Team with Strong Culture

        Our management team has extensive operational experience and background in healthcare, technology and services. Additionally, our sales, support and development teams have significant healthcare, technology and benefits experience and are a key competitive advantage to our success. Given the complexity of the highly regulated industry we operate in, we believe our management's industry experience is also a meaningful differentiator for us. Their demonstrated track record of success in running public companies and scaling growth organizations will allow us to continue to be leaders in our industry.

Our Growth Strategy

  Expand Our Client Base

        We intend to continue increasing our client base of self-insured employers throughout the United States by leveraging our experienced salesforce and strong relationships with benefits consultants. We believe we have an addressable market of approximately 8,000 potential self-insured employer clients in the United States and, with our current base of over 80 clients, are still in the early stages of our growth trajectory. As we have continued to grow, we have meaningfully diversified our client base across an array of different industries. We are expanding our client base within each industry that we serve, and have an industry-specific strategy, which enables us to most effectively target our addressable market. Additionally, we believe that our expanding presence has resulted in a heightened awareness of fertility benefits and has informed the market of the value we provide to our employer clients and our members, which we believe also helps facilitate growth.

  Capitalize on Embedded Growth Potential within Our Existing Client Base

        We believe we are positioned to realize organic revenue growth as our clients and their respective employee bases grow and utilize more fertility treatment services as a result. We believe this is supported by trends that we have witnessed within our existing client base, where we have historically realized similar utilization trends of fertility services for new members compared with existing members on a same client basis.

  Expansion of Progyny Benefits Solutions within Our Existing Client Base

        We believe we will continue to see growth from existing clients that add incremental services to their fertility benefits program, such as electing to cover egg freezing, increasing the number of Smart Cycles, or purchasing our add-on Progyny Rx solution. We introduced Progyny Rx in the third quarter of 2017 and went live with only a select number of clients in January 2018. Currently, 60% of our clients are utilizing this solution, including 68% of the clients that went live in 2019.

  New Services and Addressable Markets to Enhance the Depth and Breadth of Our Comprehensive Fertility Offering

        We are continuously evaluating the latest evolving trends to find ways we can better serve the needs of existing and new potential clients and their employees. We believe the combination of our Medical Advisory Board and our selective network of high-quality fertility specialists, as well as the data we collect and analyze, provides us with differentiated insights into fertility care delivery and support. In addition, we believe we have positive and collaborative relationships with our clients that offer us additional insights into their needs. To date, we have identified several ways we believe we can potentially expand our offering and expand our client base in the future, including vertically integrating services we currently outsource, and pursuing adjacent growth opportunities such as adding programs for high-risk pregnancy management, neonatal care management and return-to-work programs. We will continue to evaluate opportunities as our platform continues to expand.

Risk Factors Summary

        Investing in our common stock involves substantial risk. The risks described in the section titled "Risk Factors" immediately following this summary may cause us to not realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. Some of the more significant challenges include the following:

  •
  The fertility market in which we participate is competitive, and if we do not continue to compete effectively, our results of operations could be harmed.

  •
  We have a history of operating losses and may not sustain profitability in the future.

  •
  We have a limited operating history with our current platform of solutions, which makes it difficult to predict our future results of operations.

  •
  If we are unable to attract new clients, our business, financial condition and results of operations would be adversely affected.

  •
  Our business depends on our ability to retain our existing clients and increase the adoption of our services within our client base. Any failure to do so would harm our business, financial condition and results of operations.

  •
  Our largest clients account for a significant portion of our revenue and a significant number of our clients are in the technology industry. The loss of one or more of these clients or changes within the technology industry could negatively impact our business, financial condition and results of operations.

  •
  Changes in the health insurance market could harm our business, financial condition and results of operations.

  •
  The health benefits industry may be subject to negative publicity, which could adversely affect our business, financial condition and results of operations.

  •
  If our computer systems, or those of our provider clinics, specialty pharmacies or other downstream vendors, lag, fail or suffer security breaches, we may incur a material disruption of our services, which could materially impact our business and the results of operations.

  •
  Our business depends on our ability to maintain our Center of Excellence network of high-quality fertility specialists and other healthcare providers. If we are unable to do so, our future growth would be limited and our business, financial condition and results of operations would be harmed.

  •
  We operate in a highly regulated industry and must comply with a significant number of complex and evolving requirements.

  •
  The healthcare regulatory and political framework is uncertain and evolving. Recent and future developments in the healthcare industry could have an adverse impact on our business, financial condition and results of operations.

  •
  In connection with our preparation of our annual financial statements for the year ended December 31, 2018, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. Any failure to maintain effective internal control over financial reporting could harm us.

Corporate Information

        We were incorporated in Delaware in 2008 under the name Auxogen Bioscience, Inc. In 2010, we changed our name to Auxogyn, Inc., and in 2015 we changed our name to Progyny, Inc. Our principal executive offices are located at 245 5th Avenue, New York, New York 10016, and our telephone number is (212) 888-3124. Our website address is www.progyny.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

        "Progyny®" and our other registered and common law trade names, trademarks and service marks are the property of Progyny, Inc. Other trade names, trademarks and service marks used in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert their rights thereto.

Implications of Being an Emerging Growth Company

        We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We may take advantage of certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm under Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and any golden parachute payments. We may take advantage of these exemptions for up to five years or until we are no longer an emerging growth company, whichever is earlier. In addition, the JOBS Act provides that an "emerging growth company" can delay adopting new or revised accounting standards until those standards apply to private companies. We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

The Offering

Common stock offered by us	shares
Common stock offered by the selling stockholders	shares
Common stock to be outstanding after this offering	shares
Option to purchase additional shares of common stock offered by us	shares
Use of proceeds

We estimate that our net proceeds from the sale of our common stock that we are offering will be approximately $            million (or approximately $            million if the underwriters' option to purchase additional shares of our common stock from us is exercised in full), assuming an initial public offering price of $            per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to create a public market for our common stock, facilitate our future access to the capital markets and increase our capitalization and financial flexibility. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering. However, we currently intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders. See the section titled "Use of Proceeds" for additional information.

Risk factors

You should carefully read the "Risk Factors" beginning on page 18 and other information included in this prospectus for a discussion of facts that you should consider before deciding to invest in shares of our common stock.

Proposed trading symbol	"PGNY"

        The number of shares of common stock that will be outstanding after this offering is based on 320,838,650 shares of common stock outstanding as of March 31, 2019, and excludes:

  •
  72,299,735 shares of common stock issuable on the exercise of stock options outstanding as of March 31, 2019 under the 2008 Equity Incentive Plan, or 2008 Plan, and 2017 Equity Incentive Plan, or the 2017 Plan, with a weighted-average exercise price of approximately $0.22 per share;

  •
              shares of common stock issuable upon the exercise of outstanding stock options issued after March 31, 2019 pursuant to our 2017 Plan with a weighted-average exercise price of $            per share;

  •
  9,816,446 shares of common stock issuable upon the exercise of outstanding warrants outstanding as of March 31, 2019 with a weighted-average exercise price of $0.37 per share;

  •
              shares of common stock reserved for future issuance under our 2019 Equity Incentive Plan, or the 2019 Plan, as well as any future increases in the number of shares of common stock reserved for issuance under our 2019 Plan; and

  •
              shares of common stock reserved for issuance under our 2019 Employee Stock Purchase Plan, or the ESPP, as well as any future increases in the number of shares of common stock reserved for future issuance under our ESPP.

        In addition, unless we specifically state otherwise, the information in this prospectus assumes:

  •
  the filing of our amended and restated certificate of incorporation, which will be in effect on the completion of this offering;

  •
  the automatic conversion of all outstanding shares of preferred stock into an aggregate of 297,396,928 shares of common stock in connection with this offering; and

  •
  no exercise of the underwriters' option to purchase up to an additional                        shares of common stock from us in this offering.

 Summary Consolidated Financial Data

        The summary statement of operations data for the years ended December 31, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary statements of operations data for the three months ended March 31, 2018 and 2019 and the summary consolidated balance sheet data as of March 31, 2019 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements, and in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly our consolidated financial position and results of operations.

        You should read the consolidated financial data set forth below in conjunction with our consolidated financial statements and the accompanying notes and the information in "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this prospectus. Our interim and historical results are not necessarily indicative of the results to be expected for the full year or any other period in the future.

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
			(unaudited)
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue	$48,584	$105,400	$22,258	$47,197
Cost of services(1)	41,184	85,966	18,324	37,233

Gross profit	7,400	19,434	3,934	9,964
Operating expenses:
Sales and marketing(1)	4,258	7,285	1,763	2,346
General and administrative(1)	14,147	15,601	4,016	4,508

Total operating expenses	18,405	22,886	5,779	6,854

(Loss) income from operations	(11,005)	(3,452)	(1,845)	3,110

Other expense:
Interest expense, net	(740)	(497)	(88)	(38)
Convertible preferred stock warrant valuation adjustment	(714)	(2,944)	(184)	(551)

Total other expense, net	(1,454)	(3,441)	(272)	(589)

(Loss) income from continuing operations, before tax	(12,459)	(6,893)	(2,117)	2,521
Benefit for income taxes	3	1,777	546	—

Net (loss) income from continuing operations	$(12,456)	$(5,116)	$(1,571)	$2,521

Net income from discontinued operations, net of taxes(2)	$4	$5,777	$5,724	$—

Net (loss) income and comprehensive (loss) income	$(12,452)	$661	$4,153	$2,521

Net (loss) income attributable to common stockholders	$(13,468)	$(5,541)	$(1,571)	$31

	Year Ended December 31,			Three Months Ended March 31,
	2017	2018		2018	2019
				(unaudited)
	(in thousands, except share and per share data)
Net (loss) income per share attributable to common stockholders, basic and diluted Continuing operations	$(0.52)		$(0.22)	$(0.06)		$—
Discontinued operations(2)	—		0.23	0.22		—

Total net (loss) income per share attributable to common stockholders, basic and diluted	$(0.52)		$0.01	$0.16		$—

Weighted-average shares used in computing net (loss) income per share:
Basic(3)	25,808,151		25,180,455	25,863,827		23,439,649

Diluted(3)	25,808,151		25,180,455	25,863,827		68,725,862

Pro forma (loss) income per share, basic and diluted (unaudited)(3)		$			$

Weighted-average shares used in computing pro forma net (loss) income per share, basic and diluted (unaudited)(2)(3)

(1)
Includes stock-based compensation expense as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
			(unaudited)
Cost of services	$26	$96	$19	$45
Selling and marketing	309	366	96	115
General and administrative	1,224	2,535	808	357

Total stock-based compensation expense	$1,559	$2,997	$923	$517

(2)
See Note 6 to our consolidated financial statements included elsewhere in this prospectus for further information about a certain divestiture.

(3)
See Note 15 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted earnings per share attributable to common stockholders, pro forma earnings per share attributable to common stockholders and the weighted average number of shares used in the computation of the per share amounts.

	March 31, 2019
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$364	$	$
Total assets	57,510
Working capital(4)	(2,239)
Convertible preferred stock warrant liability	5,140
Total stockholders' (deficit) equity	(92,075)

(1)
The pro forma consolidated balance sheet data gives effect to (a) the automatic conversion of all of our outstanding shares of convertible preferred stock into 297,396,928 shares of common stock in connection with this offering, (b) the conversion of outstanding convertible preferred stock warrants to warrants to purchase   shares of our common

  stock, and the resulting reclassification of the convertible preferred stock warrant liability to additional paid-in capital in connection with this offering; and (c) the filing and effectiveness of our amended and restated certificate of incorporation that will be in effect on the completion of this offering.

(2)
The pro forma as adjusted consolidated balance sheet data reflects (a) the items described in footnote (1) above and (b) our receipt of estimated net proceeds from the sale of shares of common stock that we are offering at an assumed initial public offering price of $            per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)
A $1.00 increase (decrease) in the assumed initial public offering price of $            per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) each of cash, total assets, working capital and total stockholders' (deficit) equity by $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered by us would increase (decrease) each of cash, total assets, working capital and total stockholders' (deficit) equity by $             million, assuming the assumed initial public offering price of $            per share of common stock remains the same, and after deducting the estimated underwriting discounts and commissions.

(4)
Working capital is defined as current assets less current liabilities.

Non-GAAP Financial Measure—Adjusted EBITDA

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
			(unaudited)
	(in thousands, except share and per share data)
Non-GAAP Financial Measure:
Adjusted EBITDA(1)	$(7,887)	$1,428	$(474)	$4,354

(1)
We calculate Adjusted EBITDA as net (loss) income from continuing operations, adjusted to exclude: (a) depreciation and amortization; (b) stock-based compensation expense; (c) interest expense, net; (d) convertible preferred stock warrant valuation adjustment; (e) provision (benefit) for income taxes; and (f) legal fees associated with a vendor arbitration.

  Adjusted EBITDA is a financial measure that is not required by, or presented in accordance with, generally accepted accounting principles in the United States, or GAAP. We believe that Adjusted EBITDA, when taken together with our GAAP financial results, provides meaningful supplemental information regarding our operating performance and facilitates internal comparisons of our historical operating performance on a more consistent basis by excluding certain items that may not be indicative of our business, results of operations or outlook. In particular, we believe that the use of Adjusted EBITDA is helpful to our investors as it is a measure used by management in assessing the health of our business, determining incentive compensation, evaluating our operating performance, and for internal planning and forecasting purposes.

  Adjusted EBITDA is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. Some of the limitations of Adjusted EBITDA include: (1) it does not properly reflect capital commitments to be paid in the future, (2) although depreciation and amortization are non-cash charges, the underlying assets may need to be replaced and Adjusted EBITDA does not reflect these capital expenditures; (3) it does not consider the impact of stock-based compensation expense; (4) it does not reflect other non-operating expenses, including interest expense, net; (5) it does not consider the impact of any stock warrant valuation adjustment; (6) it does not reflect tax payments that may represent a reduction in cash available to us; and (7) it does not include legal fees that may be payable in connection with vendor arbitration. In addition, our Adjusted EBITDA may not be comparable to similarly titled measures of other companies because they may not calculate Adjusted EBITDA in the same manner as we calculate the measure, limiting its usefulness as a comparative measure. Because of these limitations, when evaluating our performance, you should consider Adjusted EBITDA alongside other financial performance measures, including our net (loss) income from continuing operations and other GAAP results.

  The following table presents a reconciliation of Adjusted EBITDA to net (loss) income from continuing operations, the most directly comparable financial measure stated in accordance with GAAP for each of the periods presented:

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
	(in thousands)
Net (loss) income from continuing operations	$(12,456)	$(5,116)	$(1,571)	$2,521
Add:
Depreciation and amortization	1,559	1,883	448	510
Stock-based compensation expense	1,559	2,997	923	517
Interest expense, net	740	497	88	38
Convertible preferred stock warrant valuation adjustment	714	2,944	184	551
Provision (benefit) for income taxes	(3)	(1,777)	(546)	—
Legal fees associated with a vendor arbitration(a)	—	—	—	217

Adjusted EBITDA	$(7,887)	$1,428	$(474)	$4,354

(a)
We engage in other activities and transactions that can impact our net income. In recent periods, these other items included, but were not limited, to legal fees related to an arbitration resulting from our termination of an agreement with a specialty pharmacy vendor.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should consider and read carefully all of the risks and uncertainties described below, as well as other information included in this prospectus, including our consolidated financial statements and related notes appearing elsewhere in this prospectus, before making an investment decision. The risks described below are not the only ones we face. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition or results of operations. In such case, the trading price of our common stock could decline, and you may lose some or all of your original investment.

Risks Related to Our Business and Industry

The fertility market in which we participate is competitive, and if we do not continue to compete effectively, our results of operations could be harmed.

        The market for our solutions is competitive and is likely to attract increased competition, which could make it hard for us to succeed. We compete on the basis of several factors, including the comprehensiveness of our benefits solutions and our unique Smart Cycle plan design, superior clinical outcomes, access for all employee groups (including LGBTQ+ and single mothers by choice), equitable access to care across geographies, quality of the member experience and comprehensive member support, access to our Center of Excellence network of high-quality fertility specialists, data reporting and sharing and access to an integrated pharmacy solution. While we do not believe any single competitor offers a similarly robust and integrated fertility and family building benefits solution, we compete primarily with health insurance companies and benefits administrators that also provide fertility benefits management services as part of their overall healthcare coverage. These competitors include all conventional health insurers, such as UnitedHealthcare, Cigna, Aetna and members of the Blue Cross Blue Shield Association. Other competitors that currently provide fertility benefits management services to employers include WIN Fertility and Optum Fertility Solutions. We also compete with benefits managers that are new to the industry that do not have integrated health insurance carrier solutions, such as Carrot Fertility and Maven Clinic, which currently offer employees post-tax reimbursement programs for fertility benefits.

        As we market our solutions to potential clients that currently utilize other vendors to manage their employees' fertility benefits, we may fail to convince their internal stakeholders that our offerings and our model are superior to their current solutions. Some of our competitors are more established, benefit from greater brand recognition and have substantially greater financial, technical and marketing resources. Our competitors may seek to develop or integrate solutions and services that may become more efficient or appealing to our existing and potential clients. For example, fertility-focused pharmacy benefits managers, or PBMs, could emerge that would compete with our Progyny Rx solution. In addition, we believe one of our key competitive advantages is our purpose-built, data-driven platform. While we do not believe any competitors have developed a similarly robust data collection, analysis and reporting process at this time, current or future competitors may be successful in doing so in the future.

        In addition, we believe that there is growing awareness of the demand for fertility benefits. As the fertility benefits field gains more attention, more competitors may be drawn into the market. We also could be adversely affected if we fail to identify or effectively respond to changes in market dynamics. As a result of any of these factors, we may not be able to continue to compete successfully against our current or future competitors, and this competition could result in the failure of our platform to continue to maintain market acceptance, which would harm our business, financial condition and results of operations.

We have a history of operating losses and may not sustain profitability in the future.

        We experienced net losses from 2015 to 2018. Our net loss from continuing operations was $(12.5) million and $(5.1) million for the years ended December 31, 2017 and 2018, respectively. Our net (loss) income from continuing operations was $(1.6) million and $2.5 million, for the three months ended March 31, 2018 and 2019, respectively. While we have experienced significant revenue growth since 2016, we are not certain whether we will obtain sufficient levels of sales to sustain our growth or maintain profitability in the future. We also expect our costs and expenses to increase in future periods, which could negatively affect our future results of operations if our revenue does not increase. In particular, we intend to continue to incrementally expand our sales and client account management teams to educate potential clients and drive new client adoption, as well as enhance the scope of Progyny benefits within our existing client base. We also expect to incur additional costs as we introduce new solutions and services to enhance our comprehensive fertility offering. We will also face increased compliance costs associated with growth, the expansion of our client base and being a public company. Our efforts to grow our business may be costlier than we expect, and we may not be able to increase our revenue enough to offset our increased operating expenses. We may incur significant losses in the future for a number of reasons, including the other risks described herein, and unforeseen expenses, difficulties, complications and delays, and other unknown events. If we are unable to sustain profitability, the value of our business and common stock may significantly decrease.

We have a limited operating history with our current platform of solutions, which makes it difficult to predict our future results of operations.

        We went live with our fertility benefits solution in 2016 and Progyny Rx in 2018. As a result of our limited operating history with the current platform of solutions, as well as a limited amount of time serving a majority of our client base, our ability to accurately forecast our future results of operations is limited and subject to a number of uncertainties, including our ability to plan for and model future growth. Our historical revenue growth should not be considered indicative of our future performance. Further, in future periods, our revenue growth could slow or decline for a number of reasons, including slowing demand for our solutions and fertility benefits in general, change in utilization trends by our members, general economic slowdown, an increase in unemployment, an increase in competition, changes to health care trends and regulations, changes to science relating to the fertility market, a decrease in the growth of the fertility market, or our failure, for any reason, to continue to take advantage of growth opportunities. If our assumptions regarding these risks and uncertainties and our future revenue growth are incorrect or change, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations, and our business could suffer.

If we are unable to attract new clients, our business, financial condition and results of operations would be adversely affected.

        To increase our revenue, we must continue to attract new clients. Our ability to do so depends in large part on the success of our sales and marketing efforts, and the success of attracting industry leaders in diversified sectors, which could prompt others in the same sectors to follow suit to remain competitive. Potential clients may seek out other options; therefore, we must demonstrate that our solutions are valuable and superior to alternatives. If we fail to provide high-quality solutions and convince clients of the benefits of our model and value proposition, we may not be able to attract new clients. If the markets for our solutions decline or grow more slowly than we expect, or if the number of clients that contract with us for our solutions declines or fails to increase as we expect, our financial results could be harmed. As the markets in which we participate mature, fertility solutions and services evolve and competitors begin to enter into the market and introduce differentiated solutions or services that are perceived to compete with our solutions, particularly if such competing solutions are adopted by an industry leader in a particular sector, our ability to sell our solutions could be impaired. As a result of these and other factors, we may be unable to attract new clients, which would have an adverse effect on our business, financial condition and results of operations.

Our business depends on our ability to retain our existing clients and increase the adoption of our services within our client base. Any failure to do so would harm our business, financial condition and results of operations.

        As part of our growth strategy, we are focused on retaining and expanding our services within our existing client base. A client can expand the fertility benefit they offer to their employees by increasing the number of Smart Cycle units under their benefits plan (i.e., from two to three Smart Cycles per household). For example, 9% of our existing 2018 clients increased their Smart Cycle benefit for their 2019 benefits plan year. In addition, our fertility benefits solution clients can purchase our add-on Progyny Rx solution. We went live with Progyny Rx in 2018 and 60% of our clients have now launched this solution, including 68% of the clients we signed in 2019.

        Factors that may affect our ability to retain our existing clients and sell additional solutions to them include, but are not limited to, the following:

  •
  the price, timeliness and outcomes of our solutions;

  •
  the availability, price, timeliness, outcome, performance and functionality of competing solutions;

  •
  our ability to maintain and appropriately expand our Center of Excellence network of high-quality fertility specialists;

  •
  our ability to offer complementary solutions and services that will enhance our comprehensive fertility offering;

  •
  changes in healthcare laws, regulations or trends;

  •
  any material increase in unemployment rate;

  •
  the business environment of our clients and, in particular, reduction in our clients' headcount; and

  •
  consolidation of our clients, resulting in a change to their benefits program or a shift to one of our competitors.

        Any of the above factors, alone or together, could negatively affect our ability to retain existing clients and sell additional solutions to them, which would have an adverse effect on our business, revenue growth and results of operations.

Our largest clients account for a significant portion of our revenue and a significant number of our clients are in the technology industry. The loss of one or more of these clients or changes within the technology industry could negatively impact our business, financial condition and results of operations.

        We currently serve over 80 self-insured employers in the United States across more than 20 industries. Each of our largest three clients represented more than 10% of our revenue for the year ended December 31, 2018, with our largest client representing approximately 45% and 24% of our revenue for the years ended December 31, 2017 and 2018, respectively. Engagement with these clients is generally covered through contracts that are multi-year in duration. One or more of these clients may terminate early or decline to renew their existing contracts with us upon expiration and any such termination or failure to renew could have a negative impact on our revenue and compromise our growth strategy. In addition, we generate a significant portion of our revenue from clients in the technology industry. Any of a variety of changes in that industry, including changes in economic conditions, mergers or consolidations, reduced spending on benefits programs and other factors, could adversely affect our business, financial condition and results of operations.

Changes in the health insurance market could harm our business, financial condition and results of operations.

        The market for private health insurance in the United States is evolving and, as our solutions are integrated with health insurance plans offered by insurance carriers for our clients, our future financial performance will depend in part on the growth in this market. Changes and developments in the health insurance system in the United States, including taxability of medical benefits like ours, could reduce demand for our solutions and harm our business. For example, there has been an ongoing national debate relating to the health care reimbursement system in the United States. Some members of Congress have introduced proposals that would create a new single payor national health insurance program for all United States residents, others have proposed more incremental approaches such as creating a new public health insurance plan option as a supplement to private sources of coverage. In the event that laws, regulations or rules that eliminate or reduce private sources of health insurance or require such benefits to be taxable are adopted, the subsequent impact on the insurance carriers may in turn adversely impact our ability to accurately forecast future results and harm our business, financial condition and results of operations.

The health benefits industry may be subject to negative publicity, which could adversely affect our business, financial condition and results of operations.

        The health benefits industry may be subject to negative publicity, which can arise from, among other things, increases in premium rates, industry consolidation, cost of care initiatives, drug prices and the ongoing debate over the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively the ACA. Negative publicity may result in increased regulation and legislative review of industry practices, which may further increase our costs of doing business and adversely affect our profitability. For example, PBM programs and drug rebates have recently been criticized as leading to a lack of transparency about the true cost of a drug, and this negative publicity may lead to regulatory changes that could potentially affect our business and operations. Negative public perception or publicity of the health benefits industry in general, the insurance carriers with whom we integrate our solutions, or us could adversely affect our business, financial condition and results of operations.

If our computer systems, or those of our provider clinics, specialty pharmacies or other downstream vendors lag, fail or suffer security breaches, we may incur a material disruption of our services, which could materially impact our business and the results of operations.

        Our business is increasingly dependent on critical, complex and interdependent information technology systems, including cloud-based systems, to support business processes as well as internal and external communications. Our success therefore is dependent in part on our ability to secure, integrate, develop, redesign and enhance our (or contract with vendors to provide) technology systems that support our business strategy initiatives and processes in a compliant, secure, and cost and resource efficient manner. If we or our provider clinics, specialty pharmacies or other downstream vendors have an issue with our or their respective technology systems, it may result in a disruption to our operations or downstream disruption to our relationships with our clients or our selective network of high-quality fertility specialists. Additionally, if we choose to insource any of the services currently handled by a third party, it may result in technological or operational disruptions.

        In addition, despite the implementation of security measures, our internal computer systems, and those of our provider clinics, specialty pharmacies or other downstream vendors, are potentially vulnerable to damage from malicious intrusion, malware, computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While we are not aware that we have experienced any such system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption to our ability to deliver our solutions. In addition, to the extent that any disruption or security breach were to result in a loss or inappropriate disclosure of confidential information, we could incur liability. See "—Risks Related to Government Regulation—We operate in a highly regulated industry and must comply with a significant number of complex and evolving requirements—Data Protection and Breaches."

A significant change in the utilization of our solutions could have an adverse effect on our business, financial condition and results of operations.

        We do not control or impact the level of utilization of our solutions for each of our clients, in particular for newer clients. A significant reduction in the number of members using our solutions could adversely affect our business, financial condition and results of operations. Factors that could contribute to a reduction in the use of our solutions include: reductions in workforce by existing clients; general economic downturn that results in business failures and high unemployment rates; employers no longer offering comprehensive health coverage or offering alternative solutions such as coverage on a voluntary, employee-funded basis; federal and state regulatory changes; changes to taxability of medical benefits; failure to adapt and respond effectively to changing medical landscape, changing regulations, changing client needs, requirements or preferences; premium increases and benefits changes; negative publicity, through social media or otherwise and news coverage.

        It is also difficult for us to predict the level of utilization of our services at the member level. If the actual utilization of our services by members is significantly greater than budgeted, the client may be responsible for corresponding costs that exceed its planned expenditure. If we cannot help our clients accurately predict the level of utilization by their employees, our clients may turn to alternative solutions, and our business and profitability would be adversely impacted.

If we fail to offer high-quality support, our reputation could suffer.

        Our clients rely on our client account management personnel and our members rely on our PCAs to resolve issues and realize the full benefits that our solutions and services provide. High-quality support is also important for the renewal and expansion of our services to existing clients. The importance of our support functions will increase as we expand our business and pursue new clients. If we do not help our clients quickly resolve issues and provide effective ongoing support, our ability to maintain and expand our offerings to existing and new clients could suffer, and our reputation with existing or potential clients could suffer. Further, to the extent that we are unsuccessful in hiring, training and retaining adequate PCAs and client account management personnel, our ability to provide adequate and timely support to our members and clients would be negatively impacted, and our members' and clients' satisfaction with our solutions and services would be adversely affected.

Our marketing efforts depend significantly on our ability to receive positive references from our existing clients.

        Our marketing efforts depend significantly on our ability to call on our current clients to provide positive references to new, potential clients. Given our limited number of long-term clients, the loss or dissatisfaction of any client could substantially harm our brand and reputation, inhibit the market adoption of our offering and impair our ability to attract new clients and maintain existing clients. Any of these consequences could have an adverse effect on our business, financial condition and results of operations.

Failure to effectively develop and expand our marketing and sales capabilities could harm our ability to increase our client base and achieve broader market acceptance of solutions we provide.

        Our ability to increase our client base and achieve broader market acceptance of solutions we provide will depend to a significant extent on our ability to expand our marketing and sales capabilities. We plan to continue expanding our direct sales force and to dedicate significant resources to sales and marketing programs, including direct sales, inside sales, targeted direct marketing, advertising, digital marketing, e-newsletter and conference sponsorships. All of these efforts will require us to invest significant financial and other resources. Our business and results of operations could be harmed if our sales and marketing efforts do not generate significant increases in revenue. We may not achieve anticipated revenue growth from expanding our sales and marketing efforts if we are unable to hire, develop, integrate and retain talented and effective sales personnel, if our new and existing sales personnel, on the whole, are unable to achieve desired productivity levels in a reasonable period of time, or if our sales and marketing programs are not effective.

Our future revenue may not grow at the rates they historically have, or at all.

        We have experienced significant growth since the launch of our fertility benefits solution in 2016 and have more than doubled our client base each year since then. Revenue and our client base may not grow at the same rates they historically have, or they may decline in the future. Our future growth will depend, in part, on our ability to:

  •
  continue to attract new clients and maintain existing clients;

  •
  price our solutions and services effectively so that we are able to attract new clients, expand sales to our existing clients and maintain profitability;

  •
  provide our clients and members with client support that meets their needs, including through dedicated PCAs;

  •
  maintain successful collection of member cost shares and other applicable receivable balances directly from members;

  •
  retain and maintain relationships with high-quality and respected fertility specialists;

  •
  attract and retain highly qualified personnel to support all clients and members;

  •
  maintain satisfactory relationships with insurance carriers; and

  •
  increase awareness of our brand and successfully compete with other companies.

        We may not successfully accomplish all or any of these objectives, which may affect our future revenue, and which makes it difficult for us to forecast our future results of operations. In addition, if the assumptions that we use to plan our business are incorrect or change in reaction to changes in our market, it may be difficult for us to maintain profitability. You should not rely on our revenue for any prior quarterly or annual periods as any indication of our future revenue or revenue growth.

        In addition, we expect to continue to expend substantial financial and other resources on:

  •
  sales and marketing;

  •
  our technology infrastructure, including systems architecture, scalability, availability, performance and security; and

  •
  general administration, including increased legal and accounting expenses associated with being a public company.

        These investments may not result in increased revenue growth in our business. If we are unable to increase our revenue at a rate sufficient to offset the expected increase in our costs, our business, financial position, and results of operations will be harmed, and we may not be able to maintain profitability over the long term. Additionally, we may encounter unforeseen operating expenses, difficulties, complications, delays and other unknown factors that may result in losses in future periods.

If our revenue growth does not meet our expectations in future periods, we may not maintain profitability in the future, our business, financial position and results of operations may be harmed.

If the estimates and assumptions we use to determine the size of the target markets for our services are inaccurate, our future growth rate may be impacted and our business would be harmed.

        Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. Furthermore, the healthcare industry is rapidly evolving and the markets for fertility benefits management and the related fertility pharmacy benefits management are relatively immature. Market opportunity estimates and growth forecasts included in this prospectus, including those we have generated ourselves, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate, including the risks described herein. Even if the markets in which we compete achieve the forecasted growth, our business could fail to grow at similar rates, if at all.

        Our estimates of the market opportunity for our services are based on the assumption that the purpose-built, data-driven and disruptive fertility benefits platform with the Smart Cycle plan design we offer will be attractive to employers. Employers may pursue alternatives or may not see the value in providing enhanced fertility-related coverage and services to their employees. In addition, we believe we are expanding the size of the fertility market as we enhance demand and increase awareness for fertility benefits. If these assumptions prove inaccurate, or if the increase in awareness of fertility benefits attracts potential competitors to enter the market and results in greater competition, our business, financial condition and results of operations could be adversely affected.

        It is difficult to predict member utilization rates and demand for our solutions, the entry of competitive solutions or the future growth rate and size of the fertility market, and more specifically the fertility benefits management market and the pharmacy benefits management market. The expansion of the fertility market depends on a number of factors, including, but not limited to: the continued trend of individuals starting families later in life, increase in number of single mothers by choice, adoption of non-traditional paths to parenthood and continued de-stigmatization of infertility. Further, the expansion of the fertility benefits management market and the pharmacy benefits market both depend on a number of factors, including, but not limited to: the continued trends of a competitive workforce with employers competing for talent based on benefits that they provide and employers' focus on benefits to attract and retain top talent.

        If fertility benefits management or pharmacy benefits management do not continue to achieve market acceptance, or if there is a reduction in demand caused by a lack of client or member acceptance, a reduction in employers' focus on enhancing benefits to employees, weakening economic conditions, data security or privacy concerns, governmental regulation, competing offerings or otherwise, the market for our solutions and services might not continue to develop or might develop more slowly than we expect, which would adversely affect our business, financial condition and results of operations.

We may not be able to successfully manage our growth, and if we are not able to grow efficiently, our business, financial condition and results of operations could be harmed.

        As usage of our solutions grows, we will need to devote additional resources to improving and maintaining our infrastructure. In addition, we will need to appropriately scale our internal business systems and our client account management and member services personnel to serve our growing client base. Any failure of or delay in these efforts could result in reduced client and member satisfaction, resulting in decreased sales to new clients and lower renewal and utilization rates by existing clients, which could hurt our revenue growth and our reputation. Even if we are successful in these efforts, they will require the dedication of significant management time and attention. We could also face inefficiencies or service disruptions as a result of our efforts to scale our internal infrastructure. We cannot be sure that the expansion and improvements to our internal infrastructure will be effectively implemented on a timely basis, and such failures could harm our business, financial condition and results of operations.

Unfavorable conditions in our industry or the United States economy, or reductions in employee benefits spending, could limit our ability to grow our business and negatively affect our results of operations.

        Unfavorable changes in our industry or in the United States economy could have a negative effect on ours and our clients' and potential clients' results of operations. Negative conditions in the general economy in the United States, including conditions resulting from changes in gross domestic product growth, financial and credit market fluctuations, international trade relations, political turmoil, natural catastrophes, warfare and terrorist attacks on the United States, could cause a decrease in business investments, including spending on employee benefits, and negatively affect the growth of our business. In addition, unfavorable economic conditions could result in the cancellation by certain clients or material defaults by members on their cost share. Further, economic conditions including interest rate fluctuations, changes in capital market conditions and regulatory changes, such as the taxability of medical benefits like ours, may affect our ability to obtain necessary financing on acceptable terms. In addition, the increased pace of consolidation in the healthcare industry may result in competitors with greater market power. We cannot predict the timing, strength, or duration of any economic slowdown, instability, or recovery, generally or within any particular industry.

Seasonality may cause fluctuations in our sales and results of operations.

        Our business experiences moderate seasonality in revenue with a slightly higher proportion of revenue during the second half of the year as compared with the first half. Given that the majority of our clients contract with us for a January 1st benefits plan start date and that the average cost of treatments earlier in the overall treatment process is somewhat lower than the average cost as treatment progresses, our revenue from treatment services tend to grow as the year continues, particularly for new clients. In addition, as with most medical benefits plans, members will typically seek to maximize the use of their benefits once they have reached their annual deductible and/or annual out-of-pocket maximums, thereby increasing treatments in the latter part of the year. We expect that this seasonality will continue to affect our revenue and results of operations in the future as we continue to target larger enterprise clients.

        In addition, the seasonality of our businesses could create cash flow management risks if we do not adequately anticipate and plan for periods of comparatively decreased cash flow, which could negatively impact our ability to execute on our strategy, which in turn could harm our results of operations. Accordingly, our results for any particular quarter may vary for a number of reasons, and we caution investors to evaluate our quarterly results in light of these factors.

If our new solutions and services are not adopted by our clients or members, or if we fail to innovate and develop new offerings that are adopted by our clients, our revenue and results of operations may be adversely affected.

        To date, we have derived a substantial majority of our revenue from sales of our fertility benefits and Progyny Rx solutions. As we operate in an evolving industry, our long-term results of operations and continued growth will depend on our ability to successfully develop and market new successful solutions and services to our clients. If our existing clients and members do not value and/or are not willing to make additional payments for such new solutions or services, it could adversely affect our business, financial condition and results of operations. If we are unable to predict clients' or members' preferences, if the markets in which we participate change, including in response to government regulation, or if we are unable to modify our solutions and services on a timely basis, we may lose clients. Our results of operations would also suffer if our innovations are not responsive to the needs of the members, appropriately timed with market opportunity or effectively brought to market.

If we fail to adapt and respond effectively to the changing medical landscape, changing regulations, changing client needs, requirements or preferences, our offerings may become less competitive.

        The market in which we compete is subject to a changing medical landscape and changing regulations, as well as changing client needs, requirements and preferences. The success of our business will depend, in part, on our ability to adapt and respond effectively to these changes on a timely basis. Our business strategy may not effectively respond to these changes, and we may fail to recognize and position ourselves to capitalize upon market opportunities. We may not have sufficient advance notice and resources to develop and effectively implement an alternative strategy. There may be scientific or clinical changes that require us to change our solutions or that make our solutions, including the Smart Cycles, less competitive in the marketplace. If there are sensitivities to our model or our existing competitors and new entrants create new disruptive business models and/or develop new solutions that clients and members prefer to our solutions, we may lose clients and members, and our results of operations, cash flows and/or prospects may be adversely affected. The future performance of our business will depend in large part on our ability to design and implement market appropriate strategic initiatives, some of which will occur over several years in a dynamic industry. If these initiatives do not achieve their objectives, our results of operations could be adversely affected.

If we fail to maintain and enhance our brand, our ability to expand our client base will be impaired and our business, financial condition and results of operations may suffer.

        We believe that maintaining and enhancing the Progyny brand is important to support the marketing and sale of our existing and future solutions to new clients and expand sales of our solutions to existing clients. We also believe that the importance of brand recognition will increase as competition in our market increases. Successfully maintaining and enhancing our brand will depend largely on the effectiveness of our marketing efforts, our ability to provide reliable services that continue to meet the needs of our clients at competitive prices, our ability to maintain our clients' trust, our ability to continue to develop new solutions, and our ability to successfully differentiate our platform from competitive solutions and services. Our brand promotion activities may not generate client awareness or yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incur in building our brand. If we fail to successfully promote and maintain our brand, our business, financial condition and results of operations may suffer.

If we fail to retain and motivate members of our management team or other key employees, or fail to attract additional qualified personnel to support our operations, our business and future growth prospects could be harmed.

        Our success and future growth depend largely upon the continued services of our management team and our other key employees. From time to time, there may be changes in our executive management team or other key employees resulting from the hiring or departure of these personnel. Our executive officers and other key employees are employed on an at-will basis, which means that these personnel could terminate their employment with us at any time. The loss of one or more of our executive officers, or the failure by our executive team to effectively work with our employees and lead our company, could harm our business.

        In addition, to execute our growth plan, we must attract and retain highly qualified personnel. Competition for these personnel is intense, especially for experienced sales and client account management personnel. There is no guarantee we will be able to attract such personnel or that competition among potential employers will not result in increased salaries or other benefits. From time to time, we have experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached their legal obligations, resulting in a diversion of our time and resources. In addition, prospective and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity awards declines, experiences significant volatility, or increases such that prospective employees believe there is limited upside to the value of our equity awards, it may adversely affect our ability to recruit and retain key employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects could be harmed.

If we cannot maintain our company culture as we grow, our success and our business and competitive position may be harmed.

        We believe our culture has been a key contributor to our success to date and that the critical nature of the mission we are pursuing promotes a sense of greater purpose and fulfillment in our employees. Any failure to preserve our culture could negatively affect our ability to retain and recruit personnel, which is critical to our growth, and to effectively focus on and pursue our corporate objectives. As we grow and develop the infrastructure of a public company, we may find it difficult to maintain these important aspects of our culture. If we fail to maintain our company culture, our business and competitive position may be harmed.

Risks Related to Our Relationships with Third Parties

Our business depends on our ability to maintain our Center of Excellence network of high-quality fertility specialists and other healthcare providers. If we are unable to do so, our future growth would be limited and our business, financial condition and results of operations would be harmed.

        Our success is dependent upon our continued ability to maintain a selective Center of Excellence, our proprietary, credentialed network of high-quality fertility specialists. Fertility specialists could refuse to contract, demand higher payments or take other actions that could result in higher medical costs, less attractive service for our members or difficulty meeting regulatory or accreditation requirements. Identifying high-quality fertility specialists, credentialing and negotiating contracts with them and evaluating, monitoring and maintaining our network, requires significant time and resources. If we are not successful in maintaining our relationships with top fertility specialists, these fertility specialists may refuse to renew their contracts with us, and potential competitors may be effective in onboarding these or other high-quality fertility specialists to create a similarly high-quality network. There may be additional shifts in the fertility specialty provider space as the fertility market matures, and high-quality fertility specialists may become more demanding in re-negotiating to remain in our network. Our ability to develop and maintain satisfactory relationships with high-quality fertility specialists also may be negatively impacted by other factors not associated with us, such as regulatory changes impacting providers or consolidation activity among hospitals, physician groups and healthcare providers. In addition, certain organizations of physicians, such as practice management companies (which group together physician practices for administrative efficiency), may change the way in which healthcare providers do business with us and may compete directly with us, which could adversely affect our business, financial condition and results of operations.

        In addition, the perceived value of our solutions and our reputation may be negatively impacted if the services provided by one or more of our fertility specialists are not satisfactory to our members, including as a result of provider error that could result in litigation. For example, if a provider within our network experiences an issue with their cryopreservation techniques or releases sensitive information of our members, we could incur additional expenses and give rise to litigation against us. Any such issue with one of our providers may expose us to public scrutiny, adversely affect our brand and reputation, expose us to litigation or regulatory action, and otherwise make our operations vulnerable. Further, if a fertility specialist provides services that result in less than favorable outcomes, this could cause us to fail to meet our contractually guaranteed specified service metrics, and we could be obligated to provide the client with a fee reduction. The failure to maintain our selective network of high-quality fertility specialists or the failure of those specialists to meet and exceed our members' expectations, may result in a loss of or inability to grow or maintain our client base, which could adversely affect our business, financial condition and results of operations.

Our growth depends in part on the success of our strategic relationships with, and monitoring of, third parties, including vendors, as well as insurance carriers.

        In order to grow our business, we anticipate that we will continue to depend on our relationships with third parties, including vendors and insurance carriers. As the fertility management market and our client base grow, if we do not successfully maintain our relationships with insurance carriers, they may make integration more difficult or expensive, such as implementing an onerous fee structure in exchange for our ability to continue to integrate our solutions with their platforms. If we are unsuccessful in establishing or maintaining our relationships with third parties, our ability to compete in the marketplace or to grow our revenue could be impaired and our results of operations may suffer.

        In addition, our arrangements with these third parties may expose us to public scrutiny, adversely affect our brand and reputation, expose us to litigation or regulatory action, and otherwise make our operations vulnerable if we fail to adequately monitor their performance or if they fail to meet their contractual obligations to us or to comply with applicable laws or regulations.

If we fail to maintain an efficient pharmacy distribution network or if there is a disruption to our distribution network, our business, financial condition and results of operations could suffer.

        The timely delivery of fertility prescriptions is essential for fertility treatments. If prescriptions are delivered late, the delay may result in postponement of a member's treatment cycle and member dissatisfaction with our solutions. We believe that our ability to maintain and grow the adoption of Progyny Rx is highly dependent on our success in maintaining an efficient pharmacy distribution network and our record of on-time delivery. If we are unable to maintain an efficient pharmacy distribution network, or if a significant disruption thereto should occur, the use of Progyny Rx may decline due to the inability to timely deliver prescription to members, which could cause our business, financial condition and results of operations to suffer.

If we lose our relationship with one or more key pharmaceutical manufacturers, or if the payments made or discounts provided by pharmaceutical manufactures decline, our business and results of operations could be adversely affected.

        We maintain contractual relationships with select pharmaceutical manufacturers which provide us with access to limited distribution specialty pharmaceutical rebates for drugs we purchase. The consolidation of pharmaceutical manufacturers, the termination or material alteration of our contractual relationships, or our failure to renew such contracts on favorable terms could have a material adverse effect on our business and results of operations. In addition, PBM programs have been the subject of debate in federal and state legislatures and various other public and governmental forums. Adoption of new laws, rules or regulations or changes in, or new interpretations of, existing laws, rules or regulations, relating to any of these programs could materially adversely affect our business and results of operations.

Our marketing efforts depend on our ability to maintain our relationship with benefits consultants.

        We sell our solutions through our sales organization and, in many cases, we leverage our relationships with top benefits consultants, including Mercer and Willis Towers Watson, to establish relationships with potential clients. Our sales team has broad experience in health benefits management and extensive pre-existing long-term relationships with industry participants and benefits executives at large employers. If we fail to maintain our relationship with the benefits consultants, our marketing efforts, business and profitability would be adversely impacted.

We are exposed to credit risk from our members.

        We collect copayments, coinsurance and deductibles directly from members. We do not require collateral for such receivables. Our failure to collect a significant portion of the amount due on such receivables directly from members could adversely affect our business, financial condition and results of operations.

Risks Related to Government Regulation

We operate in a highly regulated industry and must comply with a significant number of complex and evolving requirements.

        We have attempted to structure our operations to comply with laws, regulations and other requirements applicable to us directly and to our clients and vendors, but there can be no assurance that our operations will not be challenged or impacted by regulatory authorities or enforcement initiatives. We have been, and in the future may become, involved in governmental investigations, audits, reviews and assessments. Any determination by a court or agency that our solutions or services violate, or cause our clients to violate, applicable laws, regulations or other requirements could subject us or our clients to civil or criminal penalties. Such a determination also could require us to change or terminate portions of our business, disqualify us from serving clients that do business with government entities, or cause us to refund some or all of our service fees or otherwise compensate our clients. In addition, failure to satisfy laws, regulations or other requirements could adversely affect demand for our solutions and could force us to expend significant capital, research and development and other resources to address the failure. Even an unsuccessful challenge by regulatory and other authorities or parties could be expensive and time-consuming, could result in loss of business, exposure to adverse publicity, and injury to our reputation and could adversely affect our ability to retain and attract clients. If we fail to comply with applicable laws, regulations and other requirements, our business, financial condition and results of operations could be adversely affected. Such non-compliance could also require significant investment to address and may prove costly. There are several additional federal and state statutes, regulations, guidance and contractual provisions related to or impacting the healthcare industry that may apply to our business activities directly or indirectly, including, but not limited to:

  •
  Licensing and Licensed Personnel. Many states have licensure or registration requirements for entities providing third-party administrator, or TPA, and PBMs. The scope of these laws differs from state to state, and the application of such laws to the activities of TPAs and PBMs is often unclear. Given the nature and scope of the solutions and services that we provide, we are required to maintain TPA and PBM licenses and registrations in certain jurisdictions and to ensure that such licenses and registrations are in good standing on an annual basis. We are licensed, have licensure applications pending before appropriate regulatory bodies, are exempt from licensure or registration, or are otherwise authorized under such laws in those states in which we provide our TPA and PBM services. These licenses require us to comply with the rules and regulations of the governmental bodies that issued such licenses. Our failure to comply with such rules and regulations could result in administrative penalties, the suspension of a license, or the loss of a license, all of which could negatively impact our business. Additionally, from time to time, legislation is considered that would purport to declare a PBM a fiduciary with respect to its clients. While the validity of such laws is questionable and we do not believe any such laws are currently in effect, we cannot predict what effect, if any, such statutes, if enacted, may have on our business and financial results.

    Separately, states impose licensing requirements on insurers, risk-bearing entities, and insurance agents, as well as those entities that provide utilization review services. We do not believe that the nature of our services requires us to be licensed under applicable state law. We are unable to predict, however, how our services may be viewed by regulators over time, how these laws and regulations will be interpreted, or the full extent of their application. If a regulatory authority in any state determines that the nature of our business requires that we be licensed under applicable state laws, we may need to restructure our business to comply with any related requirements, such as maintaining adequate reserves, creating new compliance processes, hiring additional personnel to manage regulatory compliance, and paying additional regulatory fees, which could adversely affect our results of operation. Additionally, we may need to cease operations until we are able to obtain appropriate licensure, which may adversely affect our revenue for a period of time that we cannot estimate.

    In addition, we employ PCAs to support and guide our members as part of our fertility benefits management services. The PCAs do not provide any licensed healthcare services, and in turn, are not licensed by any regulatory body to provide these services. We otherwise do not employ individuals to provide any healthcare services requiring licensure. If a professional board in any state determines that the services provided by our employed PCAs require a license to be provided, we may need to conduct additional training and credentialing, replace staff, obtain additional insurance, and pay increased salaries, which could adversely affect our results of operation. We may additionally need to suspend the PCA services we provide while our personnel obtains the necessary licensure, which may adversely affect our relationships with our clients and members and cause us to be in breach of our contracts.

  •
  HIPAA Privacy and Security Requirements. There are numerous federal and state laws and regulations related to the privacy and security of health information. In particular, regulations promulgated pursuant to HIPAA establish privacy and security standards that limit the use and disclosure of certain individually identifiable health information (known as "protected health information") and require the implementation of administrative, physical and technological safeguards to protect the privacy of protected health information and ensure the confidentiality, integrity and availability of electronic protected health information. The privacy regulations established under HIPAA also provide patients with rights related to understanding and controlling how their protected health information is used and disclosed. As a provider of services to entities subject to HIPAA, we are directly subject to certain provisions of the regulations as a "Business Associate." When acting as a Business Associate under HIPAA, to the extent permitted by applicable privacy regulations and contracts and associated Business Associate Agreements with our clients, we are permitted to use and disclose protected health information to perform our solutions and for other limited purposes, but other uses and disclosures, such as marketing communications, require written authorization from the patient or must meet an exception specified under the privacy regulations. We also have downstream Business Associates, which provide us with services and are also subject to HIPAA regulations.

    If we, or any of our downstream Business Associates, are unable to properly protect the privacy and security of protected health information entrusted to us, we could be found to have breached our contracts with our clients and be subject to investigation by the U.S. Department of Health and Human Services, or HHS, Office for Civil Rights, OCR. In the event OCR finds that we have failed to comply with applicable HIPAA privacy and security standards, we could face civil and criminal penalties. In addition, OCR performs compliance audits of Covered Entities and Business Associates in order to proactively enforce the HIPAA privacy and security standards. OCR has become an increasingly active regulator and has signaled its intention to continue this trend. OCR has the discretion to impose penalties and may require companies to enter into resolution agreements and corrective action plans which impose ongoing compliance requirements. OCR enforcement activity, or a third-party audit related to a HIPAA incident regarding us or a third-party vendor, can result in financial liability and reputational harm, and responses to such enforcement activity can consume significant internal resources. In addition to enforcement by OCR, state attorneys general are authorized to bring civil actions under either HIPAA or relevant state laws seeking either injunctions or damages in response to violations that threaten the privacy of state residents. Although we have implemented and maintain policies, processes and compliance program infrastructure to assist us in complying with these laws and regulations and our contractual obligations, we cannot provide assurance regarding how these laws and regulations will be interpreted, enforced or applied to our operations. In addition to the risks associated with enforcement activities and potential contractual liabilities, our ongoing efforts to comply with evolving laws and regulations at the federal and state levels also might require us to make costly system purchases and/or modifications or otherwise divert significant resources to HIPAA compliance initiatives from time to time.

  •
  Other Privacy and Security Requirements. In addition to HIPAA, numerous other federal and state laws govern the collection, dissemination, use, access to and confidentiality of personal information. Certain federal and state laws protect types of personal information that may be viewed as particularly sensitive. For example, New York's Public Health Law, Article 27-F protects information that could reveal confidential HIV-related information about an individual. In many cases, state laws are more restrictive than, and not preempted by, HIPAA, and may allow personal rights of action with respect to privacy or security breaches, as well as fines. State laws are contributing to increased enforcement activity and may also be subject to interpretation by various courts and other governmental authorities. Further, California recently enacted the California Consumer Privacy Act, or CCPA, which goes into operation on January 1, 2020. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA may increase our compliance costs and potential liability. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the United States, which could increase our potential liability and adversely affect our business.

    Certain of our solutions and services involve the transmission and storage of client and member data in various jurisdictions, which subjects the operation of those solutions and services to privacy or data protection laws and regulations in those jurisdictions. While we believe these solutions and services comply with current regulatory and security requirements in the jurisdictions in which we provide these solutions and services, there can be no assurance that such requirements will not change or that we will not otherwise be subject to legal or regulatory actions. These laws and regulations are rapidly evolving and changing, and could have an adverse impact on our operations. These laws and regulations are subject to uncertainty in how they may be interpreted and enforced by government authorities and regulators. The costs of compliance with, and the other burdens imposed by, these and other laws or regulatory actions may increase our operational costs, prevent us from providing our solutions, and/or impact our ability to invest in or jointly develop our solutions. We also may face audits or investigations by one or more government agencies relating to our compliance with these laws and regulations. An adverse outcome under any such investigation or audit could result in fines, penalties, other liability, or could result in adverse publicity or a loss of reputation, and adversely affect our business. Any failure or perceived failure by us or by our solutions to comply with these laws and regulations may subject us to legal or regulatory actions, damage our reputation or adversely affect our ability to provide our solutions in the jurisdiction that has enacted the applicable law or regulation. Moreover, if these laws and regulations change, or are interpreted and applied in a manner that is inconsistent with our policies and processes or the operation of our solutions, we may need to expend resources in order to change our business operations, policies and processes or the manner in which we provide our solutions. This could adversely affect our business, financial condition and results of operations.

  •
  Data Protection and Breaches. In recent years, there have been a number of well-publicized data breaches involving the improper dissemination of personal information of individuals both within and outside of the healthcare industry. Laws in all 50 states require businesses to provide notice to clients whose personally identifiable information has been disclosed as a result of a data breach. The laws are not consistent, and compliance in the event of a widespread data breach is costly. States are also constantly amending existing laws, requiring attention to frequently changing regulatory requirements. Most states require holders of personal information to maintain safeguards and take certain actions in response to a data breach, such as providing prompt notification of the breach to affected individuals or the state's attorney general. In some states, these laws are limited to electronic data, but states increasingly are enacting or considering stricter and broader requirements.

    Additionally, under HIPAA, Covered Entities must report breaches of unsecured protected health information to affected individuals without unreasonable delay, not to exceed 60 days following discovery of the breach by a Covered Entity or its agents. Notification also must be made to OCR and, in certain circumstances involving large breaches, to the media. Business Associates must report breaches of unsecured protected health information to Covered Entities within 60 days of discovery of the breach by the Business Associate or its agents. A non-permitted use or disclosure of protected health information is presumed to be a breach under HIPAA unless the Covered Entity or Business Associate establishes that there is a low probability the information has been compromised consistent with requirements enumerated in HIPAA.

    Despite our security management efforts with respect to physical and technological safeguards, employee training, vendor (and sub-vendor) controls and contractual relationships, our infrastructure, data or other operation centers and systems used in our business operations, including the internet and related systems of our vendors (including vendors to whom we outsource data hosting, storage and processing functions) are vulnerable to, and from time to time experience, unauthorized access to data and/or breaches of confidential information due to a variety of causes. Techniques used to obtain unauthorized access to or compromise systems change frequently, are becoming increasingly sophisticated and complex, and are often not detected until after an incident has occurred. As a result, we might not be able to anticipate these techniques, implement adequate preventive measures, or immediately detect a potential compromise. If our security measures, some of which are managed by third parties, or the security measures of our service providers or vendors, are breached or fail, it is possible that unauthorized or illegal access to or acquisition, disclosure, use or processing of personal information, confidential information, or other sensitive client, member, or employee data, including HIPAA-regulated protected health information, may occur. A security breach or failure could result from a variety of circumstances and events, including third-party action, human negligence or error, malfeasance, employee theft or misuse, phishing and other social engineering schemes, computer viruses, attacks by computer hackers, failures during the process of upgrading or replacing software, databases or components thereof, power outages, hardware failures, telecommunication failures, and catastrophic events.

    If our security measures, or those of our service providers or vendors, were to be breached or fail, our reputation could be severely damaged, adversely affecting client or investor confidence. As a result, clients may curtail their use of or stop using our offering and our business may suffer. In addition, we could face litigation, damages for contract breach, penalties and regulatory actions for violation of HIPAA and other laws or regulations applicable to data protection and significant costs for remediation and for measures to prevent future occurrences. In addition, any potential security breach could result in increased costs associated with liability for stolen assets or information, repairing system damage that may have been caused by such breaches, incentives offered to clients or other business partners in an effort to maintain the business relationships after a breach and implementing measures to prevent future occurrences, including organizational changes, deploying additional personnel and protection technologies, training employees and engaging third-party experts and consultants. Negative publicity may also result from real, threatened or perceived security breaches affecting us or our industry or clients, which could cause us to lose clients or partners and adversely affect our operations and future prospects. While we maintain cyber insurance covering certain security and privacy damages and claim expenses, we may not carry insurance or maintain coverage sufficient to compensate for all liability and such insurance may not be available for renewal on acceptable terms or at all, and in any event, insurance coverage would not address the reputational damage that could result from a security incident.

  •
  HIPAA Transaction and Identifier Standards. HIPAA and its implementing regulations mandate format and data content standards and provider identifier standards (known as the National Provider Identifier) that must be used in certain electronic transactions, such as claims, payment advice and eligibility inquiries. HHS has established standards that health plans must use for electronic fund transfers with providers, has established operating rules for certain transactions, and is in the process of establishing operating rules to promote uniformity in the implementation of the remaining types of covered transactions. The ACA also requires HHS to establish standards for health claims attachment transactions. HHS has modified the standards for electronic healthcare transactions (e.g., eligibility, claims submission and payment and electronic remittance) from Version 4010/4010A to Version 5010. Further, HHS now requires the use of updated standard code sets for diagnoses and procedures known as the ICD-10 code sets. Enforcement of compliance with these standards falls under HHS and is carried out by CMS.

    In the event new requirements are imposed, we will be required to modify our systems and processes to accommodate these changes. We will seek to modify our systems and processes as needed to prepare for and implement changes to the transaction standards, code sets operating rules and identifier requirements; however, we may not be successful in responding to these changes, and any responsive changes we make to our systems and processes may result in errors or otherwise negatively impact our service levels. In addition, the compliance dates for new or modified transaction standards, operating rules and identifiers may overlap, which may further burden our resources.

  •
  Fraud and Abuse Laws. Many of our clients, insurance carriers, and network healthcare providers are impacted directly and indirectly by certain fraud and abuse laws, including the federal Anti-Kickback Statute, the Physician Self-Referral Law, commonly referred to as the Stark Law, and the False Claims Act, as well as their state equivalents. Because the solutions and services we provide are not reimbursed by government healthcare payors, such fraud and abuse laws generally do not directly apply to our business, however, some laws may be applicable.

    The laws, regulations and other requirements in this area are both broad and vague and judicial interpretation can also be inconsistent. We review our practices with regulatory experts in an effort to comply with all applicable laws, regulatory and other requirements. However, we are unable to predict how these laws, regulations and other requirements will be interpreted or the full extent of their application, particularly to services that are not directly reimbursed by federal healthcare programs. Any determination by a federal or state regulatory authority that any of our activities or those of our clients or vendors violate any of these laws or regulations could subject us to civil or criminal penalties, require us to enter into corporate integrity agreements or similar agreements with ongoing compliance obligations, disqualify us from providing services to clients that are, or do business with, government programs and/or have an adverse impact on our business, financial condition and results of operations. Even an unsuccessful challenge by a regulatory authority of our activities could result in adverse publicity and could require a costly response from us.

  •
  ERISA Regulation. The Employee Retirement Income Security Act of 1974, or ERISA, regulates certain aspects of employee pension and health benefits plans, including self-funded corporate health plans sponsored by our clients, with which we have agreements to provide TPA services. As part of our agreements with a number of these clients, we offer PBM services through Progyny Rx. We believe the conduct of our business vis-à-vis these plans is not generally subject to the fiduciary obligations of ERISA. However, there can be no assurance the United States Department of Labor, or the DOL, which is the agency that enforces ERISA, would not in the future assert that the fiduciary obligations imposed by ERISA apply to certain aspects of our operations or courts would not reach such a ruling in private ERISA litigation. In addition to its fiduciary provisions, ERISA has broad preemptive effect and has been held to preempt state laws imposing transparency requirements on PBMs. ERISA also imposes civil and criminal liability on service providers to health plans subject to ERISA and certain other persons with relationships to such plans if certain forms of illegal or prohibited remuneration are made or received by such service providers or other persons. These provisions of ERISA are similar, but not identical, to the healthcare anti-kickback laws described above, although ERISA lacks the statutory and regulatory "safe harbor" exceptions incorporated into the healthcare anti-kickback laws. Like the healthcare anti-kickback laws, the corresponding provisions of ERISA are broadly written and their application to particular cases can be uncertain. Employee benefits plans subject to ERISA are subject to certain rules, published by the DOL, including certain reporting requirements for direct and indirect compensation received by plan service providers. However, many self-funded health plans such as the plans that we have contracts with are exempt from these reporting requirements under current law. At this time, we are unable to predict whether the DOL will issue additional regulations or guidance on reporting or which additional regulations, if any, may be proposed in formal rulemaking by the DOL.

  •
  Prompt Pay Laws. Certain states have laws regulating the amount of time that may elapse from when a third-party payor receives a claim for services rendered to when those services are paid. These "prompt pay" laws may impact us as well as our clients and insurance carriers. Under these "prompt pay" laws, we may be obligated to pay healthcare providers within established time periods, and such time periods may be shorter than existing contracted terms and/or via electronic transfer. In many states, we are deemed to be exempt from the prompt pay laws, however, we seek to comply with them in each state in which we do business to the extent applicable, and our efforts include the use of controls such as policies and processing systems that ensure we pay claims as quickly as possible and contract language related to timeframes permitted by applicable law. If we do not make payments to healthcare providers in a timely fashion consistent with prompt pay laws, we may be required to pay interest in addition to any amounts owed to such providers. In addition, our reputation may be harmed and our contractual obligations to certain clients may be breached, causing us to lose revenue or otherwise pay penalties under such contracts.

  •
  Network Adequacy and Access Requirements. Network adequacy and access laws require health plans to maintain a network of healthcare providers sufficient to deliver the benefits they contract to provide to their enrollees. In light of the increase in "narrow networks", there has been a legislative push to ensure that commercial payors contract with a sufficient number of healthcare providers to create an "adequate network." Additionally, a majority of states now have some form of legislation affecting our payor clients' ability to limit access to a provider network or remove a provider from the network. Such legislation may require our clients to admit any healthcare provider including any pharmacy provider willing to meet the plan's price and other terms for network participation ("any willing provider" legislation) or may provide that a provider may not be removed from a network except in compliance with certain procedures ("due process" legislation). Further, to ensure network adequacy and quality, a network may seek to accredit its healthcare providers through any number of accrediting bodies, such as the National Committee for Quality Assurance, or NCQA, and the Utilization Review Accreditation Commission. We follow NCQA standards to credential the health providers with whom we contract to provide services within our network, and engage Council for Affordable Quality Healthcare to conduct provider credentialing where required. Should any of the states we operate in determine that our network of providers does not meet adequacy or access requirements, we may be subject to administrative penalties and other administrative actions, as well as private litigation. In addition, if we are unable to contract with a sufficient number of providers, we may become subject to administrative penalties or enforcement actions from state regulatory agencies, litigation from consumers, and may be in breach of certain contractual covenants with our partners.

  •
  Consumer Protection Laws. Federal and state consumer protection laws are being applied increasingly by the Federal Trade Commission, or FTC, Federal Communications Commission, or FCC, and states' attorneys general to regulate the collection, use, storage and disclosure of personal or health information, through websites or otherwise, and to regulate the presentation of website content. Courts may also adopt the standards for fair information practices promulgated by the FTC, which concern consumer notice, choice, security and access. Consumer protection laws require us to publish statements to users of our services that describe how we handle personal information and choices consumers may have about the way we handle personal information. If such information that we publish is considered untrue, we may be subject to claims of unfair or deceptive trade practices, which could lead to significant liabilities and consequences, including, costs of defending against litigation, settling claims and loss of willingness of current and future clients to work with us.

  •
  Restrictions on Communication. Communications with our members increasingly may be subject to and restricted by laws and regulations governing communications via telephone, fax, text, and email. We also use email and social media platforms as marketing tools. For example, we maintain social media accounts. As laws and regulations, including FTC enforcement, rapidly evolve to govern the use of these platforms and devices, the failure by us, our employees or third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms and devices could adversely impact our business, financial condition and results of operations or subject us to fines or other penalties.

The healthcare regulatory and political framework is uncertain and evolving. Recent and future developments in the healthcare industry could have an adverse impact on our business, financial condition and results of operations.

        All of our revenue is derived from the healthcare industry, which is highly regulated and subject to changing political, legislative, regulatory and other influences. Healthcare laws and regulations are rapidly evolving and may change significantly in the future. For example, while ACA does not directly regulate our business as a benefit area, it does affect the coverage and plan designs that are or will be provided by certain insurance carriers and certain of our clients, taxability of such plans, as well as the overall reimbursement and drug pricing environment for healthcare providers. Health reform efforts, including reforms to the ACA, and measures that would expand the role of government-sponsored coverage, including single payer or so-called "Medicare-for-All" proposals, which could have far-reaching implications for the healthcare industry if enacted.

        We are unable to predict the full impact of health reform initiatives on our operations in light of the uncertainty regarding whether, when and how the ACA will be further changed, what alternative reforms (including single payer proposals), if any, may be enacted, the timing of enactment and implementation of alternative provisions and the impact of alternative provisions on various healthcare industry participants.

Government regulation, industry standards and other requirements create risks and challenges with respect to our compliance efforts and our business strategies.

        The healthcare industry is highly regulated and subject to frequently changing laws, regulations, industry standards and other requirements. Many healthcare laws and regulations are complex, and their application to specific solutions, services and relationships may not be clear. Because our clients are subject to various requirements, we may be impacted as a result of our contractual obligations even when we are not directly subject to such requirements. In particular, many existing healthcare laws and regulations, when enacted, did not anticipate the solutions and services that we provide, and these laws and regulations may be applied to our solutions and services in ways that we do not anticipate. The ACA, efforts to repeal or materially change the ACA, and other federal and state efforts to reform or revise aspects of the healthcare industry or to revise or create additional legal or and regulatory requirements could impact our operations, the use of our solutions and services, and our ability to market new solutions and services, or could create unexpected liabilities for us. There have also been a number of reform efforts around PBMs including pricing and transparency which could affect our business. We also may be impacted by laws, industry standards and other requirements that are not specific to the healthcare industry, such as consumer protection laws and payment card industry standards. These requirements may impact our operations and, if not followed, could result in fines, penalties and other liabilities and adverse publicity and injury to our reputation.

We are subject to anti-corruption, anti-bribery, anti-money laundering, and similar laws, and non-compliance with such laws can subject us to criminal or civil liability and harm our business, financial condition and results of operations.

        While we operate only in the United States, we remain subject to the U.S. Foreign Corrupt Practices Act, or FCPA, U.S. domestic bribery laws, and other anti-corruption and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees and their third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector. If we expand our business and sales outside the United States and to the public sector, we may engage with business partners and third-party intermediaries to market our services and to obtain for us the necessary permits, licenses, and other regulatory approvals. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners and agents, even if we do not explicitly authorize such activities.

        Detecting, investigating, and resolving actual or alleged violations of anti-corruption laws can require a significant diversion of time, resources, and attention from senior management. In addition, noncompliance with anti-corruption, anti-bribery, or anti-money laundering laws could subject us to whistleblower complaints, investigations, prosecution, enforcement actions, sanctions, settlements, fines, damages, other civil or criminal penalties or injunctions, suspension or debarment from contracting with certain persons, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal proceeding, our business, financial condition and results of operations could be harmed. In addition, responding to any action will likely result in a materially significant diversion of management's attention and resources and significant defense costs and other professional fees, which could adversely affect our business, financial condition and results of operations.

Any potential sales to government entities are subject to a number of challenges and risks.

        We may sell our services or solutions to U.S. federal, state, and local government, and agency, clients. Sales to such entities are subject to a number of challenges and risks. Selling to such entities can be highly competitive, expensive, and time-consuming, often requiring significant upfront time and expense without any assurance that these efforts will generate a sale. Government contracting requirements may change and in doing so restrict our ability to sell into the government sector until we have attained the revised certification. Government demand and payment for our offerings is dependent on many factors outside our control, including general economic conditions, public sector budgetary constraints and funding authorizations, and general political priorities, with funding reductions or delays adversely affecting public sector demand for our offerings.

        Further, governmental and highly regulated entities may demand contract terms that differ from our standard arrangements. Such entities may have statutory, contractual, or other legal rights to terminate contracts with us or our partners due to a default or for other reasons. Any such termination may adversely affect our reputation, business, financial condition and results of operations.

Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and our brand.

        Our success depends in part on our ability to protect our brand and proprietary trade secret and confidential information, including unpatented know-how, technology and other proprietary information, maintaining, defending and enforcing our intellectual property rights. We rely on our agreements with our clients, and non-disclosure and confidentiality agreements with employees and third parties, and our trademarks, trade secrets, and copyrights to protect our intellectual property rights. However, any of these parties may breach such agreements and disclose our proprietary information, and we may not be able to obtain adequate remedies for such breaches. There is no assurance that we will be able to obtain, maintain, defend and enforce our intellectual property rights, or that such intellectual property rights will not be challenged, narrowed, held unenforceable or circumvented. Therefore, these legal protections and precautions may not prevent infringement, misappropriation or other violations of our intellectual property. Any litigation and any infringement, misappropriation or other violations of our intellectual property could hinder our ability to market and sell our solutions, and our business, financial condition and results of operations could be adversely affected.

        If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us and our competitive position would be harmed.

        Third parties may allege that our products and services, or the conduct of our business, infringe, misappropriate or otherwise violate such third party's intellectual property rights. Even if such claims are without merit, defending such claims would cause us to incur substantial expenses and could cause us to pay substantial damages or seek a costly license if we are found to be infringing, misappropriating, or otherwise violating a third party's intellectual property rights. If we are unable to enter into a license on acceptable terms or at all, we could be forced to cease some aspect of our business operations or be forced to redesign our products or services so that we no longer infringe the third-party intellectual property rights, which may result in significant cost and delay to us, or which redesign could be technically infeasible. Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our employees and management personnel from their normal responsibilities.

        Moreover, although we try to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of any third parties, including such individual's former employer. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

        Furthermore, we currently own registered trademarks. In addition, any of our trademarks or trade names, whether registered or unregistered, may be challenged, opposed, infringed, cancelled, circumvented or declared generic, or determined to be infringing on other marks, as applicable. We may not be able to protect our rights to these trademarks and trade names, which we will need to build name recognition by potential collaborators or clients in our markets of interest.

Any litigation against us could be costly and time-consuming to defend and could harm our business, financial condition and results of operations.

        We have in the past and may in the future become subject to legal proceedings and claims that arise in the ordinary course of business, such as claims brought by our clients or vendors in connection with commercial disputes or employment claims made by our current or former employees. We are currently in arbitration with a former vendor who alleges a breach of our contract with such vendor. See "Business—Legal Proceedings." We are unable to predict the outcome of any of these legal proceedings. Such proceedings might result in substantial costs, regardless of the outcome, and may divert management's attention and resources, which might seriously harm our business, financial condition and results of operations. Insurance might not cover such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims, and might not continue to be available on terms acceptable to us. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, potentially harming our business, financial condition and results of operations.

Acquisitions, strategic investments, partnerships, or alliances could be difficult to identify, pose integration challenges, divert the attention of management, disrupt our business, dilute stockholder value, and adversely affect our business, financial condition and results of operations.

        We may in the future seek to acquire or invest in businesses, joint ventures, products and services, or technologies that we believe could complement or expand our platform, enhance our technical capabilities, or otherwise offer growth opportunities. Any such acquisition or investment may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable opportunities, whether or not the transactions are completed, and may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products and services, personnel or operations of the acquired companies, particularly if the key personnel of the acquired company choose not to work for us, they are operationally difficult to integrate, or we have difficulty retaining the clients of any acquired business due to changes in ownership, management or otherwise. These transactions may also disrupt our business, divert our resources, and require significant management attention that would otherwise be available for development of our existing business. Any such transactions that we are able to complete may not result in any synergies or other benefits we had expected to achieve, which could result in impairment charges that could be substantial. In addition, we may not be able to find and identify desirable acquisition targets or business opportunities or be successful in entering into an agreement with any particular strategic partner. These transactions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our results of operations. In addition, if the resulting business from such a transaction fails to meet our expectations, or we fail to successfully integrate such businesses into our own, our business, financial condition and results of operations may be adversely affected or we may be exposed to unknown risks or liabilities.

The December 2017 U.S. federal tax reform may subject us to potential adverse tax consequences.

        The Tax Cuts and Jobs Act, or the Tax Act, enacted in December 2017, among other things, includes changes to U.S. federal tax rates, imposes additional limitations on the deductibility of interest, has both positive and negative changes to the utilization of future net operating loss carryforwards, allows for the expensing of certain capital expenditures, and puts into effect the migration from a "worldwide" system of taxation to a "quasi-territorial system". Our net deferred tax assets and liabilities and valuation allowance have been revalued at the U.S. corporate rate, which the Tax Act reduced to 21%. We continue to examine the impact this tax reform legislation may have on our business. The impact of this tax reform on holders of our common stock is uncertain and could be adverse.

Changes in our effective tax rate or tax liability may have an adverse effect on our results of operations.

        Our effective tax rate could increase due to several factors, including, but not limited to:

  •
  changes in the relative amounts of income before taxes in the various jurisdictions in which we operate that have differing statutory tax rates;

  •
  changes in tax laws, tax treaties, and regulations or the interpretation of them, including the Tax Act;

  •
  changes to our assessment about our ability to realize our deferred tax assets that are based on estimates of our future results, the prudence and feasibility of possible tax planning strategies, and the economic and political environments in which we do business;

  •
  the outcome of future tax audits, examinations, or administrative appeals; and

  •
  limitations or adverse findings regarding our ability to do business in some jurisdictions.

  •
  Any of these developments could have an adverse effect on our results of operations.

Certain U.S. state tax authorities may assert that we have a state nexus and seek to impose state and local income taxes which could adversely affect our results of operations.

        We currently file state income tax returns in certain states. There is a risk that certain state tax authorities where we do not currently file a state income tax return could assert that we are liable for state and local income taxes based upon income or gross receipts allocable to such states. States are becoming increasingly aggressive in asserting a nexus for state income tax purposes. We could be subject to state and local taxation, including penalties and interest attributable to prior periods, if a state tax authority in which we do not currently file a state income tax return successfully asserts that our activities give rise to a taxable nexus. Such tax assessments, penalties and interest may adversely affect our results of operations.

We may not be able to utilize a significant portion of our net operating loss or research tax credit carryforwards, which could adversely affect our profitability.

        As of December 31, 2018, we had federal and state net operating loss carryforwards of approximately $86 million and $68 million, respectively, due to prior period losses, some of which, if not utilized, will begin to expire in 2030 for federal and state purposes. The federal and California research and development tax credits are approximately $756,000 and $830,000, respectively. The federal research and development tax credits begin to expire in 2030, and the California research and development tax credits have no expiration date. These net operating loss and research tax credit carryforwards could expire unused and be unavailable to offset future income tax liabilities, which could adversely affect our profitability.

        In addition, under Section 382 of the Internal Revenue Code of 1986, as amended, our ability to utilize net operating loss carryforwards or other tax attributes in any taxable year may be limited if we experience an "ownership change." A Section 382 "ownership change" generally occurs if one or more stockholders or groups of stockholders who own at least 5% of our stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Similar rules may apply under state tax laws. This offering or future issuances of our stock could cause an "ownership change." Any future ownership change, which could be outside of our control, could also have a material effect on the use of our net operating loss carryforwards or other tax attributes, which could adversely affect our profitability.

Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.

        Accounting principles generally accepted in the United States are subject to interpretation by the Financial Accounting Standards Board, or FASB, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported results of operations and could affect the reporting of transactions already completed before the announcement of a change.

        For example, in February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The new standard establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. As an "emerging growth company," we are allowed under the JOBS Act to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The adoption of new or revised accounting principles may require us to make changes to our systems, processes and control, which could have a significant effect on our reported financial results, cause unexpected financial reporting fluctuations, retroactively affect previously reported results or require us to make costly changes to our operational processes and accounting systems upon or following the adoption of these standards.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes appearing elsewhere in this prospectus. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations-Critical Accounting Policies and Estimates." The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant estimates and judgments used in preparing our consolidated financial statements include those related to the determination of fair value of our common stock, estimates of accounts receivable relating to member copayments and revenue recognition relating to services rendered but for which no claim has yet been reported, among others. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

Risks Related to Ownership of Our Common Stock

Our stock price may be volatile, and the value of our common stock may decline.

        The market price of our common stock may be highly volatile and may fluctuate or decline substantially as a result of a variety of factors, some of which are beyond our control, including, but not limited to:

  •
  actual or anticipated fluctuations in our financial condition or results of operations;

  •
  variance in our financial performance from expectations of securities analysts;

  •
  changes in the pricing of our solutions and services;

  •
  changes in our projected operating and financial results;

  •
  changes in laws or regulations applicable to our products and solutions;

  •
  announcements by us or our competitors of significant business developments, acquisitions, or new offerings;

  •
  significant data breaches of our company, providers, vendors or pharmacies;

  •
  our involvement in litigation;

  •
  future sales of our common stock by us or our stockholders, as well as the anticipation of lock-up releases;

  •
  changes in senior management or key personnel;

  •
  the trading volume of our common stock;

  •
  changes in the anticipated future size and growth rate of our market; and

  •
  general economic, industry, and market conditions.

        Broad market and industry fluctuations, as well as general economic, political, regulatory, and market conditions, may also negatively impact the market price of our common stock. These and other factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future, which could result in substantial expenses and divert our management's attention.

No public market for our common stock currently exists, and an active public trading market may not develop or be sustained following this offering.

        No public market for our common stock currently exists. An active public trading market for our common stock may not develop following the completion of this offering or, if developed, it may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration. The initial public offering price of shares of our common stock will be determined by negotiation between us and the underwriters and may not be indicative of prices that will prevail following the completion of this offering. The market price of shares of our common stock may decline below the initial public offering price, and you may not be able to resell your shares of our common stock at or above the initial public offering price.

We expect fluctuations in our financial results, making it difficult to project future results, and if we fail to meet the expectations of securities analysts or investors with respect to our results of operations, our stock price and the value of your investment could decline.

        Our results of operations may fluctuate in the future due to a variety of factors, many of which are outside of our control. As a result, our past results may not be indicative of our future performance. In addition to the other risks described herein, factors that may affect our results of operations include the following:

  •
  fluctuations in demand for or pricing of our solutions;

  •
  our ability to attract new clients;

  •
  our ability to retain our existing clients;

  •
  client expansion rates;

  •
  changes in clients' budgets and in the timing of their budget cycles and purchasing decisions;

  •
  our ability to control costs, including our operating expenses and healthcare costs;

  •
  the amount and timing of payment for operating expenses, particularly sales and marketing expenses;

  •
  the amount and timing of non-cash expenses, including stock-based compensation, goodwill impairments and other non-cash charges;

  •
  the amount and timing of costs associated with recruiting, training and integrating new employees and retaining and motivating existing employees;

  •
  general economic conditions, as well as economic conditions specifically affecting industries in which our clients participate;

  •
  the impact of new accounting pronouncements;

  •
  changes in the competitive dynamics of our market, including consolidation among competitors or clients; and

  •
  significant security breaches of, technical difficulties with, or interruptions to, the delivery and use of our solutions and services.

        Any of these and other factors, or the cumulative effect of some of these factors, may cause our results of operations to vary significantly. If our quarterly results of operations fall below the expectations of investors and securities analysts who follow our stock, the price of our common stock could decline substantially, and we could face costly lawsuits, including securities class action suits.

In connection with our preparation of our annual financial statements for the year ended December 31, 2018, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. Any failure to maintain effective internal control over financial reporting could harm us.

        Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. In connection with our audit of the fiscal year 2018 consolidated financial statements, we and our independent registered public accounting firm identified one material weakness in our controls related to the lack of review and oversight over financial reporting. We determined that we had insufficient financial statement close processes and procedures relating to the classification and presentation of certain revenue and expenses. Under standards established by the United States Public Company Accounting Oversight Board, a material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected and corrected on a timely basis.

        We have taken steps to remediate this weakness, including hiring of a senior financial executive in 2019 with a focus on SEC reporting and technical accounting. We have also implemented preventative and detective procedures and controls including analytical reviews designed to improve our annual and quarterly financial close process. However, we cannot assure you that the measures we have taken will remediate this deficiency or that we will not suffer from other material weaknesses in the future.

        If we are unable to assert that our internal control over financial reporting is effective, or when required in the future, if our independent registered public accounting firm is unable to express an unqualified opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could be adversely affected and we could become subject to litigation or investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

As a result of being a public company, we are obligated to develop and maintain proper and effective internal controls over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our common stock.

        We are required, pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the fiscal year ending December 31, 2020, which is the second annual report following the completion of our initial public offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting in our first annual report required to be filed with the SEC following the date we are no longer an "emerging growth company." We have recently commenced the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404, but we may not be able to complete our evaluation, testing and any required remediation in a timely fashion once initiated. Our compliance with Section 404 will require that we incur substantial accounting expenses and expend significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404.

        During the evaluation and testing process of our internal controls, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to certify that our internal control over financial reporting is effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by the                , the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

We will have broad discretion in the use of the net proceeds to us from this offering and may not use them effectively.

        We will have broad discretion in the application of the net proceeds to us from this offering, including for any of the purposes described in the section titled "Use of Proceeds," and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, our ultimate use may vary substantially from our currently intended use. Investors will need to rely upon the judgment of our management with respect to the use of proceeds. Pending use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities, such as money market accounts, certificates of deposit, commercial paper, and guaranteed obligations of the United States government that may not generate a high yield for our stockholders. If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition, results of operations and prospects could be harmed, and the market price of our common stock could decline.

Future sales of our common stock in the public market could cause the market price of our common stock to decline.

        Sales of a substantial number of shares of our common stock in the public market following the completion of this offering, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our common stock.

        All of our directors and officers and the holders of substantially all of our capital stock and securities convertible into our capital stock are subject to lock-up agreements that restrict their ability to transfer shares of our capital stock for 180 days from the date of this prospectus. These lock-up agreements limit the number of shares of capital stock that may be sold immediately following this offering. Subject to certain limitations, approximately                                    shares of common stock will become eligible for sale upon expiration of the 180-day lock-up period. J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC and BofA Securities, Inc. may, in their sole discretion, permit our stockholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements.

        In addition, there were 36,375,213 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2019. We intend to register all of the shares of common stock issuable upon exercise of outstanding options or other equity incentives we may grant in the future, for public resale under the Securities Act of 1933, as amended, or the Securities Act. The shares of common stock will become eligible for sale in the public market to the extent such options are exercised, subject to the lock-up agreements described above and compliance with applicable securities laws.

        Further, based on shares outstanding as of March 31, 2019, holders of approximately                  shares, or    % of our capital stock after the completion of this offering, will have rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders.

Our issuance of additional capital stock in connection with financings, acquisitions, investments, our equity incentive plans or otherwise will dilute all other stockholders.

        We expect to issue additional capital stock in the future that will result in dilution to all other stockholders. We expect to grant equity awards to employees, directors and consultants under our equity incentive plans. We may also raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in businesses, joint ventures, products and services, or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional capital stock may cause stockholders to experience significant dilution of their ownership interests and the per share value of our common stock to decline.

If securities or industry analysts do not publish research, or publish unfavorable or inaccurate research, about our business, the market price and trading volume of our common stock could decline.

        The market price and trading volume of our common stock following the completion of this offering will be heavily influenced by the way analysts interpret our financial information and other disclosures. We do not have control over these analysts. If few securities analysts commence coverage of us, or if industry analysts cease coverage of us, our stock price would be negatively affected. If securities or industry analysts do not publish research or reports about our business, downgrade our common stock, or publish negative reports about our business, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause our stock price to decline and could decrease the trading volume of our common stock.

You will experience immediate and substantial dilution in the net tangible book value of the shares of common stock you purchase in this offering.

        The initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of our common stock immediately after this offering. If you purchase shares of our common stock in this offering, you will suffer immediate dilution of $             per share, or $            per share if the underwriters exercise their option to purchase additional shares in full, representing the difference between our pro forma as adjusted net tangible book value per share after giving effect to the sale of common stock in this offering and the assumed public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus. See the section titled "Dilution."

We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

        We have never declared or paid any cash dividends on our capital stock, and we do not intend to pay any cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, you may need to rely on sales of our common stock after price appreciation, which may never occur, as the only way to realize any future gains on your investment.

We are an "emerging growth company," and we cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

        We are an "emerging growth company," as defined in the JOBS Act and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies," including the auditor attestation requirements of Section 404 reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to use the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our consolidated financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make our common stock less attractive to investors. In addition, if we cease to be an emerging growth company, we will no longer be able to use the extended transition period for complying with new or revised accounting standards.

        We will remain an emerging growth company until the earliest of: (1) the last day of the fiscal year following the fifth anniversary of this offering; (2) the last day of the first fiscal year in which our annual gross revenue is $1.07 billion or more; (3) the date on which we have, during the previous rolling three-year period, issued more than $1 billion in non-convertible debt securities; and (4) the last day of the fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million as of June 30 of such fiscal year.

        We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. For example, if we do not adopt a new or revised accounting standard, our future results of operations may not be as comparable to the results of operations of certain other companies in our industry that adopted such standards. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may be more volatile.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

        As a public company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company, which we expect to further increase after we are no longer an "emerging growth company." The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the                                     , and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel devote a substantial amount of time to compliance with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time- consuming and costly. We cannot predict or estimate the amount of additional costs we will incur as a public company or the specific timing of such costs.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

        Provisions in our amended and restated certificate of incorporation and amended and restated bylaws, as they will be in effect upon the completion of this offering, may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws will include provisions that:

  •
  authorize our board of directors to issue, without further action by the stockholders, shares of undesignated preferred stock with terms, rights, and preferences determined by our board of directors that may be senior to our common stock;

  •
  require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

  •
  specify that special meetings of our stockholders can be called only by our board of directors, the chairperson of our board of directors, or our chief executive officer;

  •
  establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;

  •
  establish that our board of directors is divided into three classes, with each class serving three-year staggered terms;

  •
  prohibit cumulative voting in the election of directors;

  •
  provide that our directors may be removed for cause only upon the vote of at least 66 2/3% of our outstanding shares of voting stock;

  •
  provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum; and

  •
  require the approval of our board of directors or the holders of at least 66 2/3% of our outstanding shares of voting stock to amend our bylaws and certain provisions of our certificate of incorporation.

        These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested" stockholder for a period of three years following the date on which the stockholder became an "interested" stockholder. Any of the foregoing provisions could limit the price that investors might be willing to pay in the future for shares of our common stock, and they could deter potential acquirers of our company, thereby reducing the likelihood that you would receive a premium for your shares of our common stock in an acquisition.

Our amended and restated certificate of incorporation that will become effective upon the closing of this offering will designate the state courts in the State of Delaware of, if no state court located within the State of Delaware has jurisdiction, the federal court for the District of Delaware, as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could discourage lawsuits against us or our directors, officers, or employees.

        Our amended and restated certificate of incorporation, as will be in effect upon the completion of this offering, will provide that, to the fullest extent permitted by law, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, any state court located within the State of Delaware, or if all such state courts lack jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a breach of a fiduciary duty owed by any current or former director, officer or other employee, to us or our stockholders; (3) any action or proceeding asserting a claim against us or any of our current or former directors, officers or other employees, arising out of or pursuant to any provisions of the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws; (4) or any action or proceeding to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws; (5) any action or proceeding as to which the Delaware General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware; or (6) any action asserting a claim against us, or any of our directors, officers or other employees, that is governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court's having personal jurisdiction over the indispensable parties named as defendants. For the avoidance of doubt, these choice of forum provisions will not apply to suits brought to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

        These choice of forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees and may discourage these types of lawsuits. Furthermore, if a court were to find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.

 SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations or financial condition, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as "anticipate," "believe," "contemplate," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "should," "target," "will" or "would" or the negative of these words or other similar terms or expressions. These forward-looking statements include, but are not limited to, statements concerning the following:

  •
  our expectations regarding our revenue, expenses and other operating results;

  •
  our ability to achieve profitability on an annual basis and then sustain such profitability;

  •
  future investments in our business, our anticipated capital expenditures and our estimates regarding our capital requirements;

  •
  our ability to acquire new clients and successfully engage new and existing clients;

  •
  the costs and success of our marketing efforts, and our ability to promote our brand;

  •
  our reliance on key personnel and our ability to identify, recruit and retain skilled personnel;

  •
  our ability to effectively manage our growth, including our ability to expand our network of fertility specialists, retain and recruit personnel, and maintain our culture;

  •
  our ability to compete effectively with existing competitors and new market entrants; and

  •
  the growth rates of the markets in which we compete.

        You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled "Risk Factors" and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

        In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus. And while we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

        The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

MARKET, INDUSTRY AND OTHER DATA

        This prospectus contains statistical data, estimates and forecasts that are based on independent industry publications, such as those published by The Journal of the American Medical Association, the American Society for Reproductive Medicine, the American Journal of Obstetrics & Gynecology, Reproductive Medicine Associates of New Jersey, the Reproductive Medicine Associates of New York, European Society of Human Reproduction and Embryology, RESOLVE: The National Infertility Association, FertilityIQ, the Twin & Multiple Births Association, Family Equality Council, Gallup and other publicly available information, as well as other information based on our internal sources. This information involves many assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and other publicly available information. Further, while we believe our internal research is reliable, such research has not been verified by any third party. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled "Risk Factors," that could cause results to differ materially from those expressed in these publications and other publicly available information.

 USE OF PROCEEDS

        We estimate that we will receive net proceeds from the sale of the common stock that we are offering of approximately $         million (or approximately $         million if the underwriters exercise their option to purchase additional shares of our common stock from us in full) based on an assumed initial public offering price of $        per share of common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of our common stock by the selling stockholders.

        A $1.00 increase (decrease) in the assumed initial public offering price of $        per share of common stock would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming the assumed initial public offering price of $        per share of common stock remains the same, and after deducting estimated underwriting discounts and commissions.

        The principal purposes of this offering are to create a public market for our common stock, facilitate our future access to the capital markets and increase our capitalization and financial flexibility. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering. However, we currently intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures.

        We will have broad discretion over how to use the net proceeds to us from this offering. We intend to invest the net proceeds to us from the offering that are not used as described above in investment-grade, interest-bearing instruments.

 DIVIDEND POLICY

        We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

 CAPITALIZATION

        The following table sets forth our cash and capitalization as of March 31, 2019:

  •
  on an actual basis;

  •
  on a pro forma basis, giving effect to (1) the automatic conversion of all of our outstanding shares of convertible preferred stock into shares of common stock in connection with this offering, (2) the conversion of outstanding convertible preferred stock warrants to warrants to purchase                        shares of our common stock, and the resulting reclassification of the convertible preferred stock warrant liability to additional paid-in capital in connection with this offering; and (2) the filing and effectiveness of our amended and restated certificate of incorporation which will be in effect on the completion of this offering; and

  •
  on a pro forma as adjusted basis, giving effect to (1) the pro forma adjustments set forth above and (2) our receipt of estimated net proceeds from the sale of shares of common stock that we are offering at an assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        You should read this table together with the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2019
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands except share and per share amounts)
Cash and cash equivalents	$364	$	$

Convertible preferred stock, $0.0001 par value, 314,930,070 shares authorized, 297,396,928 shares issued and outstanding, actual, and no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	106,237
Stockholders' (deficit) equity:
Common stock, $0.0001 par value, 417,000,000 authorized, 23,441,722 shares issued, actual, shares authorized and shares issued and outstanding, pro forma, and shares authorized and shares issued and outstanding, pro forma as adjusted	3
Treasury stock, at cost, $0.0001 par value, 2,678,696 shares outstanding	(884)
Additional paid-in capital	11,139
Retained earnings	(102,333)

Total stockholders' (deficit) equity	$(92,075)	$	$

Total capitalization	$14,162	$	$

        A $1.00 increase (decrease) in the assumed initial public offering price of $        per share of common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) each of our pro forma as adjusted cash, additional paid-in capital, total stockholders' (deficit) equity and total capitalization by approximately $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered by us would increase (decrease) each of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders' (deficit) equity and total capitalization by approximately $         million, assuming the assumed initial public offering price of $        per share of common stock remains the same, and after deducting estimated underwriting discounts and commissions.

        The number of shares of common stock that will be outstanding after this offering is based on 320,838,650 shares of common stock outstanding as of March 31, 2019, and excludes:

  •
  72,299,735 shares of common stock issuable on the exercise of stock options outstanding as of March 31, 2019 under our 2008 Plan and our 2017 Plan, with a weighted-average exercise price of approximately $0.22 per share;

  •
              shares of common stock issuable upon the exercise of outstanding stock options issued after March 31, 2019 pursuant to our 2017 Plan with a weighted-average exercise price of $        per share;

  •
  9,816,446 shares of common stock issuable upon the exercise of outstanding warrants outstanding as of March 31, 2019, with a weighted-average exercise price of $0.37 per share;

  •
              shares of common stock reserved for future issuance under our 2019 Plan, as well as any future increases in the number of shares of common stock reserved for issuance under our 2019 Plan; and

  •
              shares of common stock reserved for issuance under our ESPP, as well as any future increases in the number of shares of common stock reserved for future issuance under our ESPP.

 DILUTION

        If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of common stock and the pro forma as adjusted net tangible book value per share immediately after this offering.

        Our historical net tangible book value as of March 31, 2019 was $         million, or $        per share. Our pro forma net tangible book value as of March 31, 2019 was $         million, or $        per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of our shares of common stock outstanding as of March 31, 2019, after giving effect to: (1) the automatic conversion of all of our outstanding shares of convertible preferred stock into 297,396,928 shares of common stock in connection with this offering, (2) the conversion of outstanding convertible preferred stock warrants to warrants to purchase 9,178,295 shares of our common stock, and the resulting reclassification of the convertible preferred stock warrant liability to additional paid-in capital in connection with this offering; and (3) the filing and effectiveness of our amended and restated certificate of incorporation that will be in effect on the completion of this offering.

        After giving effect to the sale by us and the selling stockholders of                shares of common stock in this offering at an assumed initial public offering price of $        per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2019 would have been $         million, or $        per share. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $        per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $        per share to new investors purchasing common stock in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of common stock. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of March 31, 2019	$
Increase in historical net tangible book value per share attributable to the pro forma adjustments described above

Pro forma net tangible book value per share as of March 31, 2019
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing shares in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution in pro forma as adjusted net tangible book value per share to new investors participating in this offering		$

        The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. A $1.00 increase (decrease) in the assumed initial public offering price of $        per share of common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $        per share and increase (decrease) the dilution to new investors by $        per share, in each case assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. Similarly, each increase or decrease of 1,000,000 shares in the number of shares of common stock offered by us would increase (decrease) our pro forma as adjusted net tangible book value by approximately $        per share and

decrease (increase) the dilution to new investors by approximately $        per share, in each case assuming the assumed initial public offering price of $        per share of common stock remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        If the underwriters exercise their option to purchase additional shares of common stock in full, the pro forma net tangible book value per share, as adjusted to give effect to this offering, would be $        per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be $        per share.

        The following table summarizes, as of March 31, 2019, on a pro forma as adjusted basis as described above, the number of shares of our common stock, the total consideration and the average price per share (1) paid to us by existing stockholders, and (2) to be paid by new investors acquiring our common stock in this offering at an assumed initial public offering price of $        per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Total Consideration
Shares Purchased
Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%			%	$
New investors							$

Totals		100.0%		$	100.0%

        Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors and total consideration paid by all stockholders by approximately $         million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions.

        Sales of our common stock by the selling stockholders in this offering will reduce the number of shares of common stock held by existing stockholders to                        shares, or         % of the total number of shares of our common stock outstanding following the completion of this offering, and will increase the number of shares held by new investors purchasing shares in this offering to                        shares, or        % of the total number of shares of common stock outstanding following the completion of this offering.

        The number of shares of common stock that will be outstanding after this offering is based on 320,838,650 shares of common stock outstanding as of March 31, 2019, and excludes:

  •
  72,299,735 shares of common stock issuable on the exercise of stock options outstanding as of March 31, 2019 under the 2008 Plan and the 2017 Plan with a weighted-average exercise price of approximately $0.22 per share;

  •
              shares of common stock issuable upon the exercise of outstanding stock options issued after March 31, 2019 pursuant to our 2017 Plan with a weighted-average exercise price of $        per share;

  •
  9,816,446 shares of common stock issuable upon the exercise of outstanding warrants outstanding as of March 31, 2019 with a weighted-average exercise price of $0.37 per share;

  •
              shares of common stock reserved for future issuance under our 2019 Plan, as well as any future increases in the number of shares of common stock reserved for issuance under our 2019 Plan; and

  •
              shares of common stock reserved for issuance under our ESPP, as well as future increases in the number of shares of common stock reserved for future issuance under our ESPP.

        To the extent that any outstanding options are exercised or new options are issued under our stock-based compensation plans, or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. If all outstanding options under our 2008 Plan and 2017 Plan as of                , 2019 were exercised or settled, then our existing stockholders, including the holders of these options, would own        % and our new investors would own        % of the total number of shares of our common stock outstanding on the completion of this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

        The selected consolidated statement of operations data for the years ended December 31, 2017 and 2018 and the selected consolidated balance sheet data as of December 31, 2018 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected statements of operations data for the three months ended March 31, 2018 and 2019 and the selected consolidated balance sheet data as of March 31, 2019 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements, and in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly our consolidated financial position and results of operations. You should read the consolidated financial data set forth below in conjunction with our consolidated financial statements and the accompanying notes and the information in "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this prospectus. Our interim and historical results are not necessarily indicative of the results to be expected for the full year or any other period in the future.

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
			(unaudited)
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue	$48,584	$105,400	$22,258	$47,197
Cost of services(1)	41,184	85,966	18,324	37,233

Gross profit	7,400	19,434	3,934	9,964
Operating expenses:
Sales and marketing(1)	4,258	7,285	1,763	2,346
General and administrative(1)	14,147	15,601	4,016	4,508

Total operating expenses	18,405	22,886	5,779	6,854

(Loss) income from operations	(11,005)	(3,452)	(1,845)	3,110

Other expense:
Interest expense, net	(740)	(497)	(88)	(38)
Convertible preferred stock warrant valuation adjustment	(714)	(2,944)	(184)	(551)

Total other expense, net	(1,454)	(3,441)	(272)	(589)

(Loss) income from continuing operations, before tax	(12,459)	(6,893)	(2,117)	2,521
Benefit for income taxes	3	1,777	546	—

Net (loss) income from continuing operations	$(12,456)	$(5,116)	$(1,571)	$2,521

Net income from discontinued operations, net of taxes(2)	$4	$5,777	$5,724	$—

Net (loss) income and comprehensive (loss) income	$(12,452)	$661	$4,153	$2,521

Net (loss) income attributable to common stockholders	$(13,468)	$(5,541)	$(1,571)	$31

	Year Ended December 31,			Three Months Ended March 31,
	2017	2018		2018	2019
				(unaudited)
	(in thousands, except share and per share data)
Net (loss) income per share attributable to common stockholders, basic and diluted
Continuing operations	$(0.52)		$(0.22)	$(0.06)		$—
Discontinued operations(2)	—		0.23	0.22		—

Total net (loss) income per share attributable to common stockholders, basic and diluted	$(0.52)		$0.01	$0.16		$—

Weighted-average shares used in computing net (loss) income per share:
Basic(3)	25,808,151		25,180,455	25,863,827		23,439,649
Diluted(3)	25,808,151		25,180,455	25,863,827		68,725,862

Pro forma (loss) income per share, basic and diluted (unaudited)(3)		$			$

Weighted-average shares used in computing pro forma net (loss) income per share, basic and diluted (unaudited)(2)(3)

(1)
Includes stock-based compensation expense as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
			(unaudited)
Cost of services	$26	$96	$19	$45
Selling and marketing	309	366	96	115
General and administrative	1,224	2,535	808	357

Total stock-based compensation expense	$1,559	$2,997	$923	$517

(2)
See Note 6 to our consolidated financial statements included elsewhere in this prospectus for further information about a certain divestiture.

(3)
See Note 15 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted earnings per share attributable to common stockholders, pro forma earnings per share attributable to common stockholders and the weighted average number of shares used in the computation of the per share amounts.

	December 31,
			March 31, 2019
	2017	2018
			(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$4,691	$127	$364
Total assets	34,961	41,324	57,510
Working capital(1)	(1,000)	(5,665)	(2,239)
Convertible preferred stock warrant liability	1,645	4,589	5,140
Total stockholders' deficit	(97,622)	(95,115)	(92,075)

(1)
Working capital is defined as current assets less current liabilities.

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled "Selected Consolidated Financial Data" and the consolidated financial statements and related notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for growing our business, includes forward-looking statements that involve risks and uncertainties. You should review the sections titled "Special Note Regarding Forward-Looking Statements" and "Risk Factors" for a discussion of forward-looking statements and important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

        We envision a world where anyone who wants to have a child can do so. Our mission is to make dreams of parenthood come true through healthy, timely and supported fertility journeys. Through our differentiated approach to benefits plan design, patient education and support and active network management, our clients' employees are able to pursue the most effective treatment from the best physicians and achieve optimal outcomes.

        Progyny is a leading benefits management company specializing in fertility and family building benefits solutions in the United States. Our clients include many of the nation's most prominent employers across a broad array of industries. We launched our fertility benefits solution in 2016 with our first five employer clients, and we have grown our base of clients to over 80. We currently provide coverage to approximately 1.4 million employees and their partners (known in our industry as covered lives), who we refer to as our members. We have achieved this growth by demonstrating that our purpose-built, data-driven and disruptive platform consistently delivers superior clinical outcomes in a cost-efficient manner while driving exceptional client and member satisfaction. We have retained substantially all of our clients since inception, and our member satisfaction over that same time period is evidenced by our most recent industry-leading Net Promoter Score, or NPS, of +71 for our fertility benefits solution and +86 for our integrated pharmacy benefits solution, Progyny Rx.

        Fertility Benefits Solution.    Our fertility benefits solution includes providing members with access to effective and cost-efficient fertility treatments through our Smart Cycle plan design. Smart Cycles are proprietary treatment bundles designed by us to include those medical services available to our members through our selective network of high-quality fertility specialists. Medical services under our Smart Cycles include everything needed for a comprehensive fertility treatment cycle, including all necessary diagnostic testing and access to the latest technology (e.g., in the case of in vitro fertilization, or IVF, preimplantation genetic testing). We currently offer 17 different Smart Cycle treatment bundles, which may be used in various combinations depending on the member's need. Each Smart Cycle treatment bundle has a separate unit value (i.e., some have fractional values and some have whole values). Our clients contract to purchase a cumulative Smart Cycle unit value per eligible member. These can range from one to an unlimited unit value. Members, in consultation with their Patient Care Advocates, or PCAs, can choose their preferred provider clinics within our network and utilize the specific Smart Cycle treatment bundles necessary for the treatment pathway they determine throughout their fertility journey.

        In addition, we provide care management services as part of our fertility benefits solution, which include active management of our selective network of high-quality fertility specialists, real-time member eligibility and treatment authorization, member-facing digital solutions, detailed quarterly reporting for our clients supported by our dedicated account management teams and end-to-end comprehensive concierge member support provided by our in-house staff of PCAs. Clients can also add adoption and surrogacy reimbursement programs as part of this solution.

        Progyny Rx.    We went live with our integrated pharmacy benefits solution in 2018. Progyny Rx can only be purchased by clients that purchase our fertility benefits solution. Progyny Rx provides our members with access to the medications needed during their fertility treatment. As part of this solution, we provide care management services, which include our formulary plan design, simplified authorization, assistance with prescription fulfillment and timely delivery of the medications by our network of specialty pharmacies, as well as medication administration training, pharmacy support services and continuing PCA support.

        We currently serve over 80 self-insured employers in the United States across more than 20 industries, including three of the top ten Fortune 500 companies. Our current clients, who are industry leaders across both high-growth and mature industries and who range in size from 1,000 to 250,000 employees, represent 1.4 million covered lives. The following table summarizes our largest clients whose percentages of our revenue exceeded 10% for the years ended December 31, 2017 and 2018 and for the three months ended March 31, 2018 and 2019.

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
Client A	45%	24%	25%	18%
Client B	15%	10%	<10%	<10%
Client C	14%	<10%	<10%	<10%
Client D	Not Applicable	14%	14%	11%

        We sell our solutions through our in-house sales organization and, in many cases, we leverage our relationships with top benefits consultants, including Mercer and Willis Towers Watson, to establish relationships with potential clients. Our sales team has broad experience in health benefits management and extensive long-term relationships with industry participants and benefits executives at large employers. Our sales team is organized principally by geography and account size and is responsible for identifying potential clients and managing the overall sales process. The success and effectiveness of our sales team is evidenced by the over 50 new clients that added our fertility benefits solution in 2019, and the fact that approximately 65% of our current clients terminated their existing fertility coverage with their conventional carrier to switch to Progyny.

        In addition to bringing on new clients, we have been able to grow our revenues by increasing services bought by existing clients. We are able to expand our services to existing clients in several ways, including by adding our Progyny Rx solution or by increasing the number of Smart Cycles provided to members. As part of our fertility benefits solution, we provide a dedicated account management team to each of our clients to support their day-to-day needs, resolve issues as they arise and review with them the detailed quarterly and annual reporting that we provide. Through these teams we are able to understand and anticipate our clients' needs and drive awareness of our solutions within our existing clients.

        Our revenue was $48.6 million and $105.4 million for the years ended December 31, 2017 and 2018, respectively, representing year-over-year growth of 117%. Our revenue was $22.3 million and $47.2 million for the three months ended March 31, 2018 and 2019, respectively, representing period-over-period growth of 112%. Our net loss from continuing operations was $(12.5) million and $(5.1) million for the years ended December 31, 2017 and 2018, respectively. Our net (loss) income from continuing operations was $(1.6) million and $2.5 million for the three months ended March 31, 2018 and 2019, respectively. Our Adjusted EBITDA was $(7.9) million and $1.4 million for the years ended December 31, 2017 and 2018, respectively. Our Adjusted EBITDA was $(0.5) million and

$4.4 million for the three months ended March 31, 2018 and 2019, respectively. See the section titled "Prospectus Summary—Summary Consolidated Financial Data—Non-GAAP Financial Measure—Adjusted EBITDA" for the definition of Adjusted EBITDA as well as a reconciliation of Adjusted EBITDA to net (loss) income from continuing operations. Our fertility benefits solution represented 100% and 95% of our total revenue for the years ended December 31, 2017 and 2018, respectively, and 93% and 86% of total revenue for the three months ended March 31, 2018 and 2019, respectively. Our Progyny Rx solution, which went live in 2018, represented 5% of our total revenue for the year ended December 31, 2018 and 7% and 14% of total revenue for the three months ended March 31, 2018 and 2019, respectively.

Visibility and Revenue Model

        We believe we have an attractive investment profile given the visibility and predictability of our revenue model and our ability to retain substantially all of our clients since we launched our fertility benefits solution in 2016. Our clients primarily contract with us to provide our fertility benefits solution and, where added on by our clients, our Progyny Rx solution. Our revenue has both a utilization-based component and a population-based component, as follows:

  •
  Utilization Component.  Clients pay us for the fertility benefits and Progyny Rx solutions utilized by their employees. With respect to the fertility benefits solution, we bill clients for Smart Cycles in accordance with our bundled case rates, which vary by the type of fertility service rendered and clinic location. Case rates include all third-party fertility specialists, anesthesiology and laboratory services, as well as all of our care management services. With respect to Progyny Rx, we bill the client for the fertility medication dispensed to their employees in connection with the authorized fertility treatments. Medication fees also include our formulary management, drug utilization review and cost containment services and other care management services.

  •
  Population-Based Component.  Clients who purchase our fertility benefits solution also typically pay us a per employee per month fee, or PEPM fee, which is population-based. This allows us to provide access to our PCAs for fertility and family building education and guidance and other digital tools to all of our members, regardless of whether they ultimately pursue fertility treatment. PEPM fees represented 0% and 1% of our total revenue for the years ended December 31, 2017 and 2018 and 1% for each of the three months ended March 31, 2018 and 2019.

        Our revenue in a given year is determined by both the utilization of our fertility benefits and Progyny Rx solutions by our members and the number of members enrolled in our clients' benefits plans. Each year, we contract directly with new clients for our fertility benefits solution and, where added by the client, our Progyny Rx solution. Given that the majority of our clients contract with us for a January 1st benefits plan start date, our sales cycle follows the conventional healthcare benefits cycle, which concludes by the end of October of the prior year to allow for benefits education and annual open enrollment to occur in November. As a result, our revenue model provides visibility into our financial performance for the following year once contracts are agreed upon. Revenue forecasting for the next year is determined by the number of members enrolled and the estimated utilization, based on our historical experience, of fertility treatments and fertility medications.

        Similarly, for existing clients, any changes in plan designs are typically elected by the end of October so that clients can inform their employees of the benefits during the open enrollment period ahead of a January 1st plan year start. This timeline, together with existing hiring trends and information provided by any client regarding their employee hiring plans, provides us visibility into the level of benefits to be provided for the upcoming plan year and an estimated number of enrolled members.

        Given the scale and geographical distribution of our members and the historical utilization of our services by those members, the utilization of our fertility benefits and Progyny Rx solutions has become relatively predictable for our existing clients. Likewise, the utilization rate for new clients as a whole has become relatively predictable based on the historical utilization of our members across our broader existing client base. Finally, it has been our experience that utilization patterns from the early months of the plan year are a reliable indicator of utilization for the remainder of the year on a client-by-client basis.

Key Factors Affecting Our Performance

        Expanding Our Client Base.    We believe there is substantial opportunity to continue to grow our revenue through sales to new clients. Our addressable market is large self-insured employers. There are approximately 8,000 self-insured employers in the United States (excluding quasi-governmental entities, such as universities and school systems, and labor unions) who have a minimum of 1,000 employees, representing approximately 69 million potential covered lives in total. Our current member base of 1.4 million represents only 2% of our total market opportunity. We intend to continue to drive new client acquisition by investing significantly in sales and marketing to engage, educate and drive awareness of the unmet need around fertility solutions among benefits executives. We also increase brand awareness and adoption with self-insured employers by leveraging our strong relationships with benefits consultants. In particular, we are focused on expanding the number of clients with more than 2,500 covered lives. The following table highlights the number of clients and covered lives as of the end of the respective periods.

	Year Ended December 31,				Three Months Ended March 31,
	2017		2018		2018		2019
Client Tier (Members)	Clients	Members	Clients	Members	Clients	Members	Clients	Members
Up to 2,500	5	7,400	7	10,800	6	9,300	18	31,900
2,501 - 10,000	8	58,300	15	98,300	13	90,700	40	214,400
10,001 - 50,000	4	92,800	7	180,700	7	178,800	16	356,900
Greater than 50,000	1	75,500	4	430,400	4	415,400	4	433,200

Total	18	234,000	33	720,200	30	694,200	78	1,036,400

        Importantly, as we have continued to grow, we have meaningfully diversified our client base across more than 20 different industries currently from just two industries when we launched our fertility benefits solution in 2016. We are expanding our client base within each industry and have an industry-specific strategy that enables us to most effectively target our addressable market. Because our clients within an industry compete with each other for employees, we believe our solutions are increasingly viewed as an important way for them to differentiate from, or remain competitive with, one another. Additionally, we believe that our expanding presence has resulted in a heightened awareness of the need to offer fertility benefits and has informed the market of the value we provide to our clients and our members, which we believe also helps facilitate growth. In addition, we are continuously utilizing our established client relationships to evaluate other potential fertility solutions that could benefit our members and simultaneously drive growth. Our ability to attract new clients will depend on a number of factors, including the effectiveness and pricing of our solutions, offerings of our competitors, the effectiveness of our marketing efforts to drive awareness and the demand for fertility benefits solutions overall. We define a client as an organization for which we have an active contract in the period indicated. We count each organization we contract with as a single client including divisions, segments or subsidiaries of larger organizations to the extent we contract separately with them.

        Membership Growth and Benefits Utilization.    A key driver of our revenue is the number of members we serve and the rate at which they utilize their fertility benefits. As our client base has grown, our membership has grown from approximately 110,000 members in 2016 when we launched our fertility benefits solution to 1.4 million members currently. We believe we are well positioned to realize organic revenue growth from our existing clients as our clients and their respective employee bases grow, thereby providing an opportunity for more employees to utilize their fertility benefits. In addition, based on historical experience, the rate at which members of our existing clients choose to begin their fertility journey and utilize our services has grown as the trend of individuals choosing to start a family later in life continues and more employees become aware of their existing benefits and the experience of their co-workers who have used them. We believe the combination of these factors results in a meaningful opportunity for revenue expansion with our existing client base. Our ability to grow our revenue from our existing client base will depend on our performance and the growth of the employee bases as well as the awareness of the benefits within our clients.

        Increasing Adoption of Our Offerings within Our Client Base.    We believe there is a significant opportunity to grow our revenue by selling enhanced levels of our services and add-on solutions to our existing client base. For example, a client can expand the fertility benefits they offer to their employees by increasing the number of Smart Cycle units under their benefits plan (i.e., from two to three Smart Cycles per household). For example, 9% of our existing 2018 clients increased their Smart Cycle benefit for their 2019 benefits plan year. In addition, our fertility benefits solution clients can purchase our add-on Progyny Rx solution. We introduced Progyny Rx in the third quarter of 2017 and went live with a select number of clients in January 2018. Currently, 60% of our clients are utilizing this solution, including 68% of the clients that went live in 2019. We believe our sales and marketing capabilities play an important role in informing and educating clients about the additional value and impact we can provide to them and their members by enhancing their benefits program with us. Our ability to sell more of our services to our existing client base will depend on our performance and our ability to demonstrate the value of our solutions.

        Enhancing the Depth and Breadth of Our Fertility Benefits Offering.    Our ability to stay at the forefront of the fertility benefits market and continue to achieve superior outcomes as it continues to evolve is a key determinant of our success. We believe the combination of our Medical Advisory Board, consisting of 10 nationally recognized fertility clinicians (i.e., reproductive endocrinologists or embryologists), our relationships with our selective network of high-quality fertility specialists and our ability to collect, track and report our proprietary fertility outcomes data to each and every client provides us with differentiated insights into fertility care delivery and support. In addition, we believe we have positive and collaborative relationships with our clients that offer us additional insights into their needs. To date, we have identified multiple ways we believe we can potentially expand our services including vertical integration of services we currently outsource, such as laboratory and pharmacy services. In addition to new solutions, we believe our platform is well positioned to expand our client base beyond self-insured employers to support quasi-governmental entities, such as universities and school systems, and labor unions. We will continue to evaluate all of these opportunities as our business continues to expand.

        Purpose-Built Platform Designed for Scale.    As part of our strategic plan prior to and in conjunction with launching our fertility benefits solution, we designed a purpose-built platform with the intent of sustaining significant growth and supporting a much larger client base over time. One of our main objectives in designing our platform was to ensure that we could achieve this growth without any dilution to or decrease in the level and quality of services we provide, which we believe we have demonstrated to date through the annual growth in our client base. We believe this is further supported by our NPS score and our retention rate, as we have been able to retain substantially all of our clients since we launched our fertility benefits solution in 2016. We regularly evaluate and measure our performance relative to our internal benchmarks and historical outcomes to ensure our standards are maintained and reinvest in our platform where needed. We believe we are capable of continuing to rapidly acquire more clients and members without significant infrastructure enhancements or capital expenditures, including with regard to our relatively newer offering, Progyny Rx. If we were to further expand our solutions into new adjacencies, it is possible that we would have to make additional investments in our platform.

Components of Results of Operations

  Revenue

        Revenue includes fertility benefits solution revenue, pharmacy benefits solution revenue and PEPM fees.

  Fertility Benefits Solution Revenue

        Fertility benefits solution revenue primarily represents utilization of our fertility benefits solution. Our client contracts are typically for a three-year term and pricing for this solution is established for each Smart Cycle treatment bundle, based in part on when the client first became a client and the number of members covered under the solution. Fertility benefits solution revenue includes amounts we receive directly from members, including deductibles, co-insurance and co-payments associated with the treatments under the fertility benefits solution. Revenue is recognized based on the negotiated price with our clients and includes the portion to be paid directly by the member. Revenue is recognized when the Smart Cycle is completed for a member. Revenue is also accrued for authorized Smart Cycles rendered based on member appointments scheduled with a fertility specialist in our network but for which no claim has yet been reported, net of an allowance for appointment cancellations.

  Pharmacy Benefits Solution Revenue

        Pharmacy benefits solution revenue primarily represents utilization of Progyny Rx. For clients who contract for the fertility benefits solution, we offer an add-on, separate, fully integrated pharmacy benefits solution designed by us. Progyny Rx provides our members with access to our formulary plan design, simplified authorization, prescription fulfillment and timely delivery of the medications used during treatment through our network of specialty pharmacies, as well as provides our members with medication administration training and other pharmacy support services. Prescription drugs are dispensed by our contracted mail order specialty pharmacies. Revenue related to the dispensing of prescription drugs by the specialty pharmacies in our network includes the prescription fees negotiated with our clients, including the portion that we collect directly from members (deductibles, co-insurance and co-payments). The contractual fees agreed to with our clients are inclusive of the cost of the prescription drug from our specialty providers, less any applicable discounts, as well as the related clinical and care management services. Revenue from these arrangements are recognized when the drugs are dispensed. This solution was introduced in the marketplace in the third quarter of 2017 and went live with a select number of clients in January 1, 2018.

  Per employee per month (PEPM) fee

        Clients who purchase our fertility benefits solution also pay us a population based PEPM fee which provides access to our PCAs for fertility and family building education and guidance and other digital tools for all of our covered members, regardless of whether or not they ultimately pursue fertility treatment. We earn a PEPM fee for the majority of our clients. Revenue from the PEPM fee is billed and recognized monthly based upon the contractual fee and the number of employees at that specific client for that month.

  Cost of Services

        Our cost of services has three primary components: (1) fertility benefits services; (2) pharmacy benefits services; and (3) vendor rebates.

  Fertility Benefits Services

        Fertility benefits services costs include: (1) fees paid to provider clinics within our network, labs and anesthesiologists; (2) costs incurred in connection with our care management service functions, which include employee-related expenses (e.g. salaries and benefits) for teams such as the Provider Account Management, PCA and Provider Relations teams; and (3) associated overhead costs, including related information technology support costs and depreciation and amortization. Our contracts with provider clinics are typically for a term of one to two years.

  Pharmacy Benefits Services

        Pharmacy benefits services costs include: (1) the fees for prescription drugs dispensed and clinical services provided during the reporting period by our specialty pharmacy partners; (2) costs incurred in connection with our care management service functions, which include employee-related expenses (e.g., salaries and benefits) for teams such as the PCA and Provider Relations teams; and (3) associated overhead costs, including related information technology support costs and depreciation and amortization. Contracts with the specialty pharmacies are typically for a term of one year.

  Vendor Rebates

        We receive a rebate on certain medications purchased by our specialty pharmacies. Our contractual arrangements with pharmaceutical manufacturers provide for us to receive a discount (or rebate) from established list prices, which is paid subsequent to dispensing. These rebates are recorded as a reduction to cost of services when prescriptions are dispensed.

  Gross Profit and Gross Margin

        Gross profit is total revenue less total cost of services. Gross margin is gross profit expressed as a percentage of total revenue. We expect that gross profit and gross margin will continue to be affected by various factors including the geographic location where treatments are performed, as well as pricing with each of our clients, provider clinics, labs, specialty pharmacies and pharmaceutical companies, all of which are negotiated separately, have different contracting start and end dates and durations which are not coterminous with each other. Additionally, staffing levels necessary to deliver our care management services will continue to grow as we continue to add clients and their associated members.

  Operating Expenses

        Our operating expenses consist of sales and marketing and general and administrative expenses.

  Sales and Marketing Expense

        Sales and marketing expense consists primarily of employee related costs, including salaries, bonuses, commissions, benefits, stock-based compensation, other related costs, and an allocation of our general overhead for those employees associated with sales and marketing. These expenses also include third-party consulting services, advertising, marketing, promotional events, and brand awareness activities. We expect sales and marketing expense to continue to increase in absolute dollars as we continue to invest and grow our business.

  General and Administrative Expense

        General and administrative expense consists primarily of employee related costs, including salaries, bonuses, benefits, stock-based compensation, other related costs, and an allocation of our general overhead for those employees associated with general and administrative services such as executive, legal, human resources, information technology, accounting, and finance. These expenses also include third-party consulting services and facilities costs. We anticipate that we will incur additional costs for employees and professional fees and insurance and related third-party consulting services in anticipation of readiness to become and operate on an ongoing basis as a public company.

  Other (Income) Expense, net

        Other expense includes interest expense and stock warrant valuation adjustment.

  Provision for Income Taxes

        We are subject to income taxes in the United States. As of December 31, 2018, and 2017, we recorded a full valuation allowance for our deferred tax assets based on our historical loss and the uncertainty regarding our ability to project future taxable income. In future periods, if we are able to generate income, we may reduce or eliminate the valuation allowance.

Results of Operations

        The following tables set forth our results of operations for the periods presented and as a percentage of revenue for those periods:

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
	(in thousands)
			(unaudited)
Consolidated Statements of Operations Data:
Revenue	$48,584	$105,400	$22,258	$47,197
Cost of services(1)	41,184	85,966	18,324	37,233

Gross profit	7,400	19,434	3,934	9,964
Operating expenses:
Sales and marketing(1)	4,258	7,285	1,763	2,346
General and administrative(1)	14,147	15,601	4,016	4,508

Total operating expenses	18,405	22,886	5,779	6,854

(Loss) income from operations	(11,005)	(3,452)	(1,845)	3,110
Other expense, net	1,454	3,441	272	589

(Loss) income before income taxes	(12,459)	(6,893)	(2,117)	2,521
Benefit from income taxes	3	1,777	546	—

Net (loss) income from continuing operations	$(12,456)	$(5,116)	$(1,571)	$2,521

(1)
Includes stock-based compensation expense as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
			(unaudited)
Cost of services	$26	$96	$19	$45
Sales and marketing	309	366	96	115
General and administrative	1,224	2,535	808	357

Total stock-based compensation expense	$1,559	$2,997	$923	$517

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
			(unaudited)
Consolidated Statements of Operations Data, as a percentage of revenue:
Revenue	100%	100%	100%	100%
Cost of services	85	82	82	79

Gross profit	15	18	18	21
Operating expenses:
Sales and marketing	8	7	8	5
General and administrative	30	15	18	10

Total operating expenses	38	22	26	15

(Loss) income from operations	(23)	(4)	(8)	6
Other expense, net	3	3	1	1

(Loss) income before income taxes	(26)	(7)	(9)	5
Benefit from income taxes	—	2	2	—

Net (loss) income from continuing operations	(26)%	(5)%	(7)%	5%

Comparison of Three Months Ended March 31, 2018 and 2019

Revenue

	Three Months Ended March 31,
	2018	2019	% Change
	(unaudited)
	(dollars in thousands)
Revenue	$22,258	$47,197	112%

        Revenue increased by $24.9 million, or 112%, for the three months ended March 31, 2019 compared to the three months ended March 31, 2018. This increase is primarily due to a $19.6 million or 95% increase in revenue from our fertility benefits solution and a $5.3 million or 345% increase from sales of our Progyny Rx solution. The increase in revenue from our fertility benefits solution was primarily due to an increase in the number of clients. Our Progyny Rx solution was introduced in the marketplace in the third quarter of 2017 and went live with a select number of clients in January 1, 2018. Our revenue growth for the three months ended 2019 benefited from having Progyny Rx available for the full selling season to both new and existing clients.

Cost of Services

	Three Months Ended March 31,
	2018	2019	% Change
	(unaudited)
	(dollars in thousands)
Cost of services	$18,324	$37,233	103%

        Cost of services increased by $18.9 million, or 103%, for the three months ended March 31, 2019 compared to the three months ended March 31, 2018. This increase is primarily due to an $18.0 million increase in medical treatment and pharmacy prescription costs associated with the fertility treatments delivered, a $0.9 million increase in personnel and overhead cost for our care management services teams and an increase in costs of adjudicating claims.

Gross Profit and Gross Margin

	Three Months Ended March 31,
	2018	2019	% Change
	(unaudited)
	(dollars in thousands)
Gross profit	$3,934	$9,964	153%
Gross margin	18%	21%

        Gross profit increased by $6.0 million, or 153%, for the three months ended March 31, 2019 compared to the three months ended March 31, 2018.

        Gross margin increased three percentage points for the three months ended March 31, 2019 compared to the three months ended March 31, 2018 primarily due to increased operating efficiencies and the mix of geographies and fertility specialists at which treatments were performed.

Operating Expenses

Sales and Marketing Expense

	Three Months Ended March 31,
	2018	2019	% Change
	(unaudited)
	(dollars in thousands)
Sales and marketing	$1,763	$2,346	33%

        Sales and marketing expense increased by $0.6 million, or 33%, for the three months ended March 31, 2019 compared to the three months ended March 31, 2018. This increase was primarily due to a $0.6 million increase in personnel-related costs due to additional headcount and commission for sales and marketing functions.

General and Administrative Expense

	Three Months Ended March 31,
	2018	2019	% Change
	(unaudited)
	(dollars in thousands)
General and administrative	$4,016	$4,508	12%

        General and administrative expense increased by $0.5 million, or 12%, for the three months ended March 31, 2019 compared to the three months ended March 31, 2018. This increase was primarily due to a $0.2 million increase in personnel-related costs due to additional headcount for general and administrative functions, $0.4 million increase in legal fees and $0.2 million increase in bad debt expense, offset by a decrease in stock-based compensation expense of $0.4 million.

Other Expense, Net

	Three Months Ended March 31,
			% Change
	2018	2019
	(unaudited)
	(dollars in thousands)
Other expense, net	$272	$589	NM*

*
NM means not meaningful

        Other expense, net increased by $0.3 million for the three months ended March 31, 2019 compared to the three months ended March 31, 2018. This increase was primarily due to a $0.4 million stock warrant valuation mark-to-market adjustment, offset by $0.1 million in lower interest expense.

Comparison of Years Ended December 31, 2017 and 2018

Revenue

	Year Ended December 31,
	2017	2018	% Change
	(dollars in thousands)
Revenue	$48,584	$105,400	117%

        Revenue increased by $56.8 million, or 117%, for 2018 compared to 2017. This increase is primarily due to a $51.2 million, or 105%, increase in revenue from our fertility benefits solution due to an increase in the number of clients and a $5.6 million increase in revenue from the adoption of Progyny Rx that went live on January 1, 2018 with a select number of clients.

Cost of Services

	Year Ended December 31,
	2017	2018	% Change
	(dollars in thousands)
Cost of services	$41,184	$85,966	109%

        Cost of services increased by $44.8 million, or 109%, for 2018 compared to 2017. This increase is primarily due to a $40.4 million increase in medical treatment and pharmacy prescription costs associated with the fertility treatments delivered and a $4.4 million increase in personnel costs and overhead costs for our care management services teams and costs of adjudicating claims.

Gross Profit and Gross Margin

	Year Ended December 31,
	2017	2018	% Change
	(dollars in thousands)
Gross profit	$7,400	$19,434	163%
Gross margin	15%	19%

        Gross profit increased by $12.0 million, or 163%, in 2018 compared to 2017.

        Gross margin increased by four percentage points for 2018 compared to 2017 primarily due to higher PEPM revenues. A larger proportion of clients paid a PEPM fee in 2018 compared to 2017 due to a one-time promotion to waive the PEPM fee for all clients that committed to our fertility benefits solution prior to December 31, 2016. Increased operating efficiencies and the mix of geographies and fertility specialists at which treatments were performed also contributed to the increase in gross margin.

  Operating Expenses

Sales and Marketing Expense

	Year Ended December 31,
	2017	2018	% Change
	(dollars in thousands)
Sales and marketing	$4,258	$7,285	71%

        Sales and marketing expense increased by $3.0 million, or 71%, for 2018 compared to 2017. This increase was primarily due to an increase in personnel-related costs due to additional headcount and commission for sales and marketing functions.

General and Administrative Expense

	Year Ended December 31,
	2017	2018	% Change
	(dollars in thousands)
General and administrative	$14,147	$15,601	10%

        General and administrative expense increased by $1.5 million, or 10%, for 2018 compared to 2017. This increase was primarily due to a $1.3 million increase in stock-based compensation expense, a $0.4 million increase in personnel-related costs due to additional headcount for general and administrative functions, and a $0.4 million increase in bad debt expense, and offset by a $0.6 million decrease in legal fees.

  Other Expense, Net

	Year Ended December 31,
	2017	2018	% Change
	(dollars in thousands)
Other expense, net	$1,454	$3,441	137%

        Other expense, net increased by $2.0 million, or 137%, for 2018 compared to 2017. This increase was primarily due to a change of $2.2 million stock warrant valuation adjustment, offset by $0.2 million in lower interest expense.

Liquidity and Capital Resources

        As of March 31, 2019, we had $0.4 million of cash and cash equivalents and $6.2 million of cash available on the revolving line of credit with Silicon Valley Bank. Since inception, we have financed our operations primarily through sales of our solutions and the net proceeds we have received from sales of equity securities as further detailed below. As of December 31, 2018, our principal sources of liquidity were cash and cash equivalents totaling $0.1 million and $6.9 million of cash available on the revolving line of credit. We believe that our existing cash and cash equivalents and cash flow from operations will be sufficient to support working capital and capital expenditure requirements for at least the next 12 months. Our future capital requirements will depend on many factors, including sales of our solutions and client renewals, the timing and the amount of cash received from clients, the expansion of our sales and marketing activities and the continuing market adoption of our solutions.

        We may, in the future, enter into arrangements to acquire or invest in complementary businesses, products, and technologies. We may be required to seek additional equity or debt financing. In the event that we require additional financing, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in continued innovation, we may not be able to compete successfully, which would harm our business, operations and financial condition.

        In June 2018, we entered into an agreement with Silicon Valley Bank to replace our outstanding term loan with a revolving line of credit of up to $15.0 million that will mature on June 8, 2021. The available revolving line of credit is based upon an advance rate of 80% of "eligible" accounts receivable and may be used to fund our working capital and other general corporate needs. Eligible accounts receivable includes accounts billed with aging 90 days or less and excludes accounts receivable due for member copayments, coinsurance, and deductibles. The principal amount outstanding will accrue at a floating per annum rate of the greater of (1) the prime rate (as defined in the agreement) or 0.5% above the prime rate depending on whether certain conditions have been met and (2) 4.75%.

        The following table summarizes our cash flows from continuing operations for the periods presented:

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
	(in thousands)
			(unaudited)
Cash (used in) provided by operating activities	$(9,419)	$2,272	$(4,338)	$(6,171)
Cash (used in) investing activities	(612)	(579)	(250)	(125)
Cash provided by (used in) financing activities	11,766	(8,738)	(939)	6,333

Net increase (decrease) in cash and cash equivalents from continuing operations	$1,735	$(7,045)	$(5,527)	$37

  Operating Activities

        Net cash provided by operating activities was $2.3 million for the year ended December 31, 2018, primarily consisting of $0.7 million net income, adjusted for certain non-cash items, which include $3.0 million of stock-based compensation, $2.9 million change in fair value of warrant liabilities, $1.9 million depreciation and amortization, and $0.8 million from bad debt expense and impacted by a loss from discontinued operations of $5.8 million. The non-cash adjustments were partially offset by a $1.8 million increase in deferred tax benefits resulting from the sale of a discontinued business. Changes in operating assets and liabilities included increases in accounts receivable of $12.8 million, accounts payable of $10.4 million and accrued expenses and other current liabilities of $2.8 million reflecting the impact of revenue growth on net working capital.

        Net cash used in operating activities was $9.4 million for the year ended December 31, 2017, primarily consisting of $12.5 million net loss from continuing operations, adjusted for certain non-cash items, which include $1.6 million of stock-based compensation, $1.6 million depreciation and amortization, $0.7 million change in fair value of warrant liabilities, $0.4 million from bad debt expense and $0.2 million accretion of debt discount and debt issuance costs. Changes in operating assets and liabilities included increases in accounts receivable of $2.0 million and accrued expenses and other current liabilities of $2.0 million, partially offset by a decrease accounts payable of $0.9 million reflecting the impact of revenue growth on net working capital.

        The $11.7 million increase in cash provided by operating activities for the year ended December 31, 2018 compared to the prior year was primarily due to a $7.3 million decrease in our net loss from continuing operations. We also recognized an increase in non-cash expenses associated with warrants of $2.2 million, stock-based compensation of $1.4 million and $0.8 million of other expenses, offset by an increase in non-cash income tax benefit of $1.8 million. In addition, there was an increase in cash provided by changes in working capital of $1.8 million due to timing of vendor payments and client payments.

        Net cash used in operating activities was $6.2 million for the three months ended March 31, 2019, primarily consisting of $2.5 million net income from continuing operations adjusted for certain non-cash items, which include $0.5 million stock-based compensation expense, $0.6 million change in fair value of warrant liabilities, $0.5 million depreciation and amortization, and $0.4 million from bad debt expense. Changes in operating assets and liabilities included increases in accounts receivable of $16.6 million reflecting the impact of revenue growth on net working capital.

        Net cash used in operating activities was $4.3 million for the three months ended March 31, 2018, primarily consisting of $1.6 million net loss from continuing operations adjusted for certain non-cash items, which include $0.9 million from stock-based compensation, $0.2 million change in fair value of warrant liabilities, $0.4 million depreciation and amortization, and $0.2 million from bad debt expense. These non-cash adjustments were partially offset by a $0.5 million increase in deferred tax benefits. Changes in operating assets and liabilities included increases in accounts receivable of $12.3 million reflecting the impact of revenue growth on net working capital.

        The $1.8 million increase in cash used in operating activities for the three months ended March 31, 2019 compared to the same period in prior year was primarily due to $6.7 million decrease in cash flows from working capital resulting from timing of client payments and receipt of prescription rebates, as well as decreases in accounts payable and accrued expenses related to the timing of vendor payments. The decrease in cash flow from working capital as compared to prior year were partially offset by $4.1 million increase to net income from continuing operations and an increase in non-cash expense of $0.7 million related to warrants, bad debt expenses, stock-based compensation and deferred tax benefits.

  Investing Activities

        Net cash used in investing activities from continuing operations was $0.6 million for the year ended December 31, 2018 primarily consisting of $0.4 million for purchase of computers and software and the remaining $0.2 million related to leasehold improvements and furniture.

        Net cash used for investing activities from continuing operations was $0.6 million for the year ended December 31, 2017, consisting of $0.3 million for purchase of computers and software and $0.3 million related to leasehold improvements and furniture.

        Net cash used in investing activities was $0.1 million for the three months ended March 31, 2019 primarily consisting of purchases of computers and software.

        Net cash used in investing activities was $0.3 million for the three months ended March 31, 2018 primarily consisting of purchases of computers, software, leasehold improvements and furniture.

  Financing Activities

        Net cash used for financing activities was $8.7 million for the year ended December 31, 2018, primarily due to our entering into a loan agreement with Silicon Valley Bank for a new revolving line of credit in June 2018 and, upon execution thereof, repaying and terminating the then-outstanding term loan that had been entered into in November 2015 and $3.7 million of treasury stock purchases of common and preferred stock from existing shareholders.

        Net cash provided by financing activities was $11.8 million for the year ended December 31, 2017 primarily consisting of $15.0 million proceeds from our convertible preferred stock and warrants issuance in 2017, offset by a $3.3 million repayment of the then-outstanding term loan.

        Net cash provided by financing activities was $6.3 million for the three months ended March 31, 2019, primarily consisting of $6.3 million net draws on our revolving line of credit with Silicon Valley Bank.

        Net cash used by financing activities was $0.9 million for the three months ended March 31, 2018 related to the repayment of the term loan held by Silicon Valley Bank.

Contractual Obligations and Commitments

        The following table summarizes our contractual obligations as of December 31, 2018:

	Payments Due By Period
	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
	(in thousands)
Operating lease commitments	$898	$828	$70	$—	$—
Purchase obligations	—	—	—	—	—

Total	$898	$828	$70	$—	$—

        The commitment amounts in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. The table does not include obligations under agreements that we can cancel without a significant penalty.

Off-Balance Sheet Arrangements

        We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Qualitative and Quantitative Disclosures about Market Risk

        We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates.

  Interest Rate Risk

        At March 31, 2019, we had cash and cash equivalents of $0.4 million. Interest-earning instruments carry a degree of interest rate risk. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. A hypothetical 10% change in interest rates would not result in a material impact on our consolidated financial statements.

  Inflation Rate Risk

        We do not believe that inflation has had a material effect on our business, financial condition or results of operations. Nonetheless, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition, and results of operations.

Critical Accounting Policies and Estimates

        We believe that the following accounting policies involve a high degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of our operations. See note 2 to our consolidated financial statements appearing elsewhere in this prospectus for a description of our other significant accounting policies. The preparation of our consolidated financial statements in conformity with GAAP requires us to make estimates and judgments that affect the amounts reported in those financial statements and accompanying notes. Although we believe that the estimates we use are reasonable, due to the inherent uncertainty involved in making those estimates, actual results reported in future periods could differ from those estimates.

  Revenue Recognition

        Our revenue is recognized when control of the promised goods or services is transferred to our clients in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services.

        We apply the following five-step model to recognize revenue from contracts with our clients:

  •
  Identification of the contract, or contracts, with a client

  •
  Identification of the performance obligations in the contract

  •
  Determination of the transaction price

  •
  Allocation of the transaction price to the performance obligations in the contract

  •
  Recognition of revenue when, or as, a performance obligation is satisfied

        Our contracts typically have a stated term of three years and include contractual termination options after the first year, allowing the client to terminate the contract with 30 to 90 days' notice.

  Fertility Benefits Revenue

        We primarily generate revenue through our fertility benefits solution, in which we provide our clients and their employees and partners, or our members, with fertility benefits. As part of the fertility benefits solution, we provide access to effective and cost-efficient fertility treatments, referred to as Smart Cycles, as well as other related services. Smart Cycles are our proprietary treatment bundles that include certain medical services available to members through our proprietary, credentialed network of provider clinics. In addition to access to our Smart Cycle treatment bundles and access to our network of provider clinics, the fertility benefits solution includes other comprehensive services, which we refer to as care management services, such as active management of the provider clinic network, real-time member eligibility and treatment authorization, member-facing digital tools throughout the Smart Cycle and detailed quarterly reporting all supported by client facing account management and end-to-end comprehensive member support provided by our in house staff of PCAs.

        The promises within our fertility benefits contract with a client represent a single performance obligation because we provide a significant service of integrating our Smart Cycles and access to the fertility treatment services provided by provider clinics with the other comprehensive services into the combined fertility benefits solution that the client contracted to receive. Our fertility benefits solution is a stand-ready obligation that is satisfied over the contract term.

        Our contracts include the following sources of consideration, which are all variable: a PEPM administration fee (in most, but not all contracts) and a fixed rate per Smart Cycle. The PEPM administration fee is allocated between the fertility benefits solution and the pharmacy benefits solution based on standalone selling price, estimated using an expected cost plus margin method. We allocate the variable consideration related to the fixed rate per Smart Cycle to the distinct period during which the related services were performed as those fees relate specifically to our efforts to provide our fertility benefits solution to our clients in the period and represent the consideration we are entitled to for the fertility benefits services provided. As a result, the fixed rate per Smart Cycle is included in the transaction price and recognized in the period in which the Smart Cycle is provided to the member.

        Our contracts also include potential service level agreement refunds related to outcome based service metrics. These service level refunds, which are determined based on results of a full plan year, if met, are based on a percentage of the PEPM fee paid by clients. We estimate the variable consideration related to the total PEPM administration fee, less estimated refunds related to service level agreements, and recognize the amounts allocated to the fertility benefits solution ratably over the contract term. Our estimate of service level agreement refunds, have not historically resulted in significant adjustments to the transaction price.

        Clients are invoiced on a monthly basis for the PEPM administration fee. We invoice our clients and members for their respective portions of the fixed rate per Smart Cycle bundle when all treatment services within a Smart Cycle are completed by the provider clinic. Once an invoice is issued, payment terms are typically between 30 to 60 days.

        We assess whether we are the principal or the agent for each arrangement with a client, since fertility treatment services are provided by a third party—the provider clinics. We are the principal in our arrangements with clients and therefore present revenue gross of the amounts paid to the provider clinics because we control the specified service (the fertility benefits solution) before it is transferred to the client. We integrate the fertility treatment services provided by the provider clinics into the overall fertility benefits solution that the client contracted to receive. In addition, we define the scope of the potential services to be performed by the provider clinics and monitor the performance of the provider clinics. Furthermore, we are primarily responsible for fulfilling the promise to the client and have discretion in setting the pricing, as we separately negotiate agreements with the provider clinics, which establish pricing for each treatment service. Pricing of services from provider clinics is independent from the fees charged to clients.

  Pharmacy Benefits Revenue

        For clients that have the fertility benefits solution, we offer, as an add-on, our pharmacy benefits solution, which is a separate, fully integrated pharmacy benefit. As part of the pharmacy benefits solution, we provide care management services, which include our formulary plan design, prescription fulfillment, simplified authorization and timely delivery of the medications used during treatment through our network of specialty pharmacies, and clinical services consisting of member assessments, UnPack It calls, telephone support, online education, medication administration training, pharmacy support services and continuing PCA support.

        The pharmacy-related promises represent a single performance obligation because we provide a significant service of integrating the formulary plan design, prescription fulfillment, clinical services and PCA support into the combined pharmacy benefits solution that the client contracted to receive. The pharmacy benefits solution is a stand-ready obligation that is satisfied over the contract term.

        Our contracts include the following sources of consideration, all of which are variable: a PEPM administration fee (in most, but not all contracts) and a fixed fee per fertility drug. As described above, the PEPM administration fee, less estimated refunds related to service level agreements, is allocated to the pharmacy benefits solution and recognized ratably over the contract term. We allocate the variable consideration related to the fixed fee per fertility drug to the distinct period during which the related services were performed, as those fees relate specifically to the our efforts to provide our pharmacy benefits solution to clients in the period and represents the consideration we are entitled to for the pharmacy benefits services provided. As a result, the fixed fee per fertility drug is in included in the transaction price and recognized in the period in which we are entitled to consideration from a client, which is when a prescription is filled and delivered to the members.

        As stated above, clients are invoiced on a monthly basis for the PEPM administration fee. We invoice the client and the member for their respective portions of the fixed fee per fertility drug, when the prescription services are completed by the specialty pharmacy. Once an invoice is issued, payment terms are typically between 30 to 60 days.

        We assess whether we are the principal or the agent for each arrangement with a client, as prescription fulfillment and clinical services are provided by a third party—the specialty pharmacies. We are the principal in our arrangements with clients, and therefore present revenue gross of the amounts paid to the specialty pharmacies. We control the specified service (the pharmacy benefits solution) before it is transferred to the client. We integrate the prescription fulfillment and clinical services provided by the pharmacies and PCA's into the overall pharmacy benefits solution that the client contracted to receive. In addition, we define the scope of the potential services to be performed by the specialty pharmacies and monitor the performance of the specialty pharmacies. Furthermore, we are primarily responsible for fulfilling the promise to the client and has discretion in setting the pricing, as we separately negotiate agreements with pharmacies, which establish pricing for each drug. Pricing of fertility drugs is independent from the fees charged to clients.

  Accrued Receivable and Accrued Claims Payable

        Accrued receivables for those fertility benefits claims are estimated based on historical experience each period based on the fertility benefits services provided but for which a claim has not been received from the provider clinic. At the same time, cost of services and accrued claims payables (included within accrued expense and other current liabilities) are estimated based on the amount to be paid to the provider clinics and historical gross margin achieved. Estimates are adjusted to actual at the time of billing. Adjustments to original estimates have been not been material.

  Stock-Based Compensation

        We estimate the fair value of stock options granted to employees and directors using the Black-Scholes option-pricing model, which requires the input of subjective assumptions, including (1) the expected stock price volatility, (2) the expected term of the award, (3) the risk-free interest rate and (4) expected dividends. Effective January 1, 2018, we changed our accounting policy to account for forfeitures as they occur. Prior to January 1, 2018, forfeitures were estimated at the date of grant and revised, if necessary, in subsequent periods if actual forfeitures differed from those estimates.

        The fair value of the shares of common stock underlying the stock options has historically been determined by our board of directors as there was no public market for the common stock. The board of directors determines the fair value of our common stock by considering a number of objective and subjective factors, including: the valuation of comparable companies, sales of redeemable convertible preferred stock to unrelated third parties, our operating and financial performance, the lack of liquidity of common stock and general and industry specific economic outlook, amongst other factors. We selected companies with comparable characteristics to us, including enterprise value, risk profiles and position within the industry and with historical share price information sufficient to meet the expected term of the stock options.

        The following assumptions were used to calculate the fair value of stock options granted to employees:

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
Expected volatility	49.3% - 50.1%	48.1% - 48.9%	48.8%	48.8% - 49.0%
Expected term (years)	5.69 - 6.07	5.38 - 6.10	5.91 - 6.09	5.98 - 6.06
Risk-free interest rate	1.8% - 2.2%	2.6% - 3.1%	2.6% - 2.7%	2.5%
Expected dividend yield	—	—	—	—

  Common Stock Valuations

        The fair value of the common stock underlying our stock-based awards has historically been determined by our board of directors, with input from management and contemporaneous third-party valuations. We believe that our board of directors has the relevant experience and expertise to determine the fair value of our common stock. Given the absence of a public trading market of our common stock, and in accordance with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, our board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock at each grant date. These factors include:

  •
  the prices of common or preferred stock sold to third-party investors by us and in secondary transactions;

  •
  lack of marketability of the Company's common stock;

  •
  the Company's actual operating and financial performance;

  •
  current business conditions and projections;

  •
  hiring of key personnel and the experience of the Company's management;

  •
  the history of the Company and the introduction of new services;

  •
  our stage of development;

  •
  likelihood of achieving a liquidity event, such as an initial public offering, or IPO, or a merger or acquisition of the Company given prevailing market conditions;

  •
  the market performance of comparable publicly traded companies; and

  •
  the U.S. and global capital market conditions.

        In valuing our common stock, our board of directors determined the equity value of our business using various valuation methods including combinations of income and market approaches with input from management. The income approach estimates value based on the expectation of future cash flows that a company will generate. These future cash flows are discounted to their present values using a discount rate derived from an analysis of the cost of capital of comparable publicly traded companies in our industry or similar business operations as of each valuation date and is adjusted to reflect the risks inherent in our cash flows.

        For each valuation, the equity value determined by the income and market approaches was then allocated to the common stock using either the option pricing method, or OPM, or a hybrid method. The hybrid method is a hybrid of the probability weighted expected return method, or PWERM, and OPM.

        The option pricing method is based on a binomial lattice model, which allows for the identification of a range of possible future outcomes, each with an associated probability. The OPM is appropriate to use when the range of possible future outcomes is difficult to predict and thus creates highly speculative forecasts. PWERM involves a forward-looking analysis of the possible future outcomes of the enterprise. This method is particularly useful when discrete future outcomes can be predicted at a relatively high confidence level with a probability distribution. Discrete future outcomes considered under the PWERM include an IPO, as well as non-IPO market-based outcomes. In determining the fair value of the enterprise using the PWERM, we developed assumptions for an IPO liquidity event and the various outcomes that it could yield. With the OPM model, we assumed a stay private scenario. Our valuations prior to March 2019 were based on the OPM. Beginning in March 31, 2019, we valued our common stock based on a hybrid method of the PWERM and the OPM.

        Application of these approaches involves the use of estimates, judgment, and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses, and future cash flows, discount rates, market multiples, the selection of comparable companies, and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock.

        For valuations after the completion of this offering, our board of directors will determine the fair value of each share of underlying common stock based on the closing price of our common stock as reported on the date of grant. Future expense amounts for any particular period could be affected by changes in our assumptions or market conditions.

        Based on the assumed initial public offering price per share of $            , which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, the aggregate intrinsic value of our outstanding stock options as of March 31, 2019 was $            , with $             million related to vested stock options.

Recently Adopted Accounting Pronouncements

        See the sections titled "Summary of Significant Accounting Policies—Accounting Policies Adopted in the Current Year" and "—Accounting Pronouncements Issued but Not Yet Adopted" in Note 2 to our consolidated financial statements for more information.

Emerging Growth Company Status

        We are an emerging growth company, as defined in the JOBS Act. The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period under the JOBS Act until the earlier of the date we (1) are no longer an emerging growth company or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

BUSINESS

Overview

        We envision a world where anyone who wants to have a child can do so. Our mission is to make dreams of parenthood come true through healthy, timely and supported fertility journeys. Through our differentiated approach to benefits plan design, patient education and support and active network management, our clients' employees are able to pursue the most effective treatment from the best physicians and achieve optimal outcomes.

        Progyny is a leading benefits management company specializing in fertility and family building benefits solutions in the United States. Our clients include many of the nation's most prominent employers across a broad array of industries. We launched our fertility benefits solution in 2016 with our first five employer clients, and we have grown our base of clients to over 80. We currently provide coverage to approximately 1.4 million employees and their partners (known in our industry as covered lives), who we refer to as our members. We have achieved this growth by demonstrating that our purpose-built, data-driven and disruptive platform consistently delivers superior clinical outcomes in a cost-efficient manner while driving exceptional client and member satisfaction. We have retained substantially all of our clients since we launched our fertility benefits solution, and our member satisfaction over that same time period is evidenced by our most recent industry-leading Net Promoter Score, or NPS, of +71 for our fertility benefits solution and +86 for our integrated pharmacy benefits solution, Progyny Rx.

        The prevalence of infertility is high, affecting one in eight couples in the United States according to the Centers for Disease Control and Prevention, or CDC, and infertility is gaining attention as individuals are more openly discussing their struggles. Despite its high prevalence and its recognition by the World Health Organization, or WHO, as a disease since 2009, access to treatment has previously been limited by poor insurance coverage in the United States. This is driven in part by the fact that the American Medical Association did not vote in support of WHO's designation until 2017. Similarly, legislators have not designated infertility as a condition meriting mandated health insurance coverage, with only approximately one-third of states in the United States mandating insurance coverage for infertility. For the states that do mandate coverage, the mandates vary greatly and often leave patients with inadequate coverage or unable to pursue care at all.

        Whether an employer is mandated to cover infertility, or simply chooses to do so, the coverage and benefits design options have historically been limited and have resulted in poor patient outcomes, increased costs and unintended consequences for both patients and employers. Infertility coverage offered by conventional health insurance carriers today generally falls short in a number of important ways, including that it typically: (1) is structured as a limited lifetime dollar maximum benefit, which is often depleted by the patient before they have achieved a successful pregnancy; (2) includes rules that limit access to treatment options, leading to poor outcomes; (3) does not provide adequate education, guidance or support for patients struggling with the rigors of the fertility journey, leading to poor treatment choices; and (4) limits patient access to many of the nation's top reproductive endocrinologists because these fertility specialists do not broadly participate in conventional health insurance carrier networks, meaning they contract with us and no more than one other insurance carrier.

        The confluence of these factors results in a host of health-related, financial and workplace issues for employers and their employees, such as decreased employee productivity and retention, as well as increased employee absenteeism, stress and depression. We seek to help our clients address these fundamental challenges and inefficiencies across the infertility treatment landscape as the demand for infertility services continues to grow.

        We are redefining fertility and family building benefits, proving that a comprehensive fertility solution can simultaneously benefit employers, patients and physicians. We believe the differentiated value proposition we deliver to all of these constituents is key to our success and growth. By empowering our members with education, guidance and financial support, and enabling high-quality fertility specialists to use the latest science and technologies, our solution leads to the development of customized treatment plans that result in optimal clinical outcomes for our members and cost savings for our clients.

        At Progyny, we accomplish these beneficial results because of our robust and differentiated solution. We enable our members to pursue effective and cost-efficient fertility treatments and support them throughout the entire fertility journey, from enrollment and initial consultation to treatment and post-treatment monitoring. It starts with our unique approach to benefits plan design—the Smart Cycle—which ensures that all member populations, regardless of their chosen path to parenthood, have comprehensive and equitable coverage. In order to simplify the process for our members, we position the benefit to them using our proprietary Smart Cycle approach. Smart Cycles are our proprietary treatment bundles designed by us to include the medical services required for a member's full course of treatment, including all necessary diagnostic testing and access to the latest technology. We offer a number of Smart Cycle treatment bundles, which may be used in various combinations depending on the member's need. In conjunction with the Smart Cycle plan design, each of our members has a dedicated Patient Care Advocate, or PCA, who has fertility expertise and provides end-to-end concierge support, including logistical support (i.e., fertility specialist selection, appointment scheduling, treatment authorization and treatment payment), clinical guidance (i.e., treatment options, outcomes statistics and what to expect) and emotional support during the often challenging and unpredictable fertility journey. Additionally, all Progyny members have access to our selective network of high-quality fertility specialists who we equip with a benefits design that enables them to pursue the best treatment pathways, providing our members with tailored treatments that result in optimal clinical outcomes.

        In addition to our fertility benefits solution, we offer an integrated pharmacy benefit solution, Progyny Rx, which can be added by our clients. Progyny Rx provides our members with access to the medications needed during their fertility treatment. As part of this solution, we provide care management services, which include our formulary plan design, simplified authorization, assistance with prescription fulfillment and timely delivery of the medications by our network of specialty pharmacies, as well as medication administration training, pharmacy support services and continuing PCA support. Our Progyny Rx solution creates an efficient pharmacy solution for our members and fertility specialists by reducing dispensing and delivery times to our members, eliminating the risk of a missed treatment cycle while mitigating the administrative burden. As our members receive more effective treatment and differentiated support throughout their fertility journeys, our clients gain more value from their fertility benefits expenditures through an increase in healthier, timelier pregnancies as well as an ultimate reduction in both fertility treatment costs and maternity and neonatal intensive care unit, or NICU, expenses, all while supporting a more present and productive employee base.

        We have demonstrated our ability to drive better outcomes for our clients, members and fertility specialists across multiple metrics as summarized in the table below. Fertility specialists within our network produce outcomes that surpass their own reported practice averages when treating Progyny members because of our differentiated solution. Additionally, across our membership, our outcomes compared to national averages have been consistently superior. Progyny's selective network of high-quality fertility specialists consistently demonstrates a strong adherence to best practices with a substantially higher single embryo transfer rate. As a result, our members experience significantly fewer pregnancies with multiples (e.g., twins or triplets). Multiples are associated with a higher probability of adverse medical conditions for the mother and babies, and as a byproduct, significantly escalate the costs for employers. Our IVF multiples rate is 3.6% compared to the national average of 16.1%. A lower multiples rate is the primary means to achieving lower high-risk maternity and NICU expenses for our clients.

Outcome	National Averages for All Provider Clinics	Progyny In-Network Provider Clinic Averages for All Patients	Progyny In-Network Provider Clinic Averages For Progyny Members Only
Single embryo transfer rate(1)	49.5%	53.1%	89.0%
Pregnancy rate per IVF transfer(2)	52.5%	54.6%	60.7%
Miscarriage rate(2)	18.5%	18.2%	10.2%
Live birth rate(3)	43.3%	45.3%	54.5%
IVF multiples rate(3)	16.1%	15.4%	3.6%

(1)
Calculated based on the Society for Assisted Reproductive Technology, or SART, 2017 National Summary Report.

(2)
Calculated based on CDC, 2016 National Summary and Clinic Data Sets.

(3)
Calculated based on CDC, 2017 National Summary and Clinic Data Sets.

        We have experienced significant growth since the launch of our fertility benefits solution. Our growth strategy is to increase the number of clients we serve, expand the services our current clients utilize and increase the breadth of our offering with new services. We believe we are well positioned for growth as our current base of 1.4 million members represents only 2% of what we believe to be our total addressable market. In addition, we believe we can continue to increase our business with our existing clients as they expand their employee bases and adopt more of our services over time. As evidence of our success to date, we have retained substantially all of our clients since we began offering our fertility benefits solution, and in many cases, these clients have expanded their use of our offerings. To continue fostering our growth and to ensure we are providing our clients with the most effective benefits solution, we also seek to use the insights gained from our robust data collection process and the expertise of our prestigious Medical Advisory Board and network of high-quality fertility specialists to continue to develop innovative solutions that further enhance and differentiate our offering.

        Our revenue was $48.6 million and $105.4 million for the years ended December 31, 2017 and 2018, respectively, representing year-over-year growth of 117%. Our revenue was $22.3 million and $47.2 million for the three months ended March 31, 2018 and 2019, respectively, representing period-over-period growth of 112%. Our net loss from continuing operations was $(12.5) million and $(5.1) million for the years ended December 31, 2017 and 2018, respectively. Our net (loss) income from continuing operations was $(1.6) million and $2.5 million for the three months ended March 31, 2018 and 2019, respectively. Our Adjusted EBITDA was $(7.9) million and $1.4 million for the years ended December 31, 2017 and 2018, respectively. Our Adjusted EBITDA was $(0.5) million and $4.4 million for the three months ended March 31, 2018 and 2019, respectively. See the section titled "Prospectus Summary—Summary Consolidated Financial Data—Non-GAAP Financial Measure—Adjusted EBITDA" for the definition of Adjusted EBITDA as well as a reconciliation of Adjusted EBITDA to net (loss) income from continuing operations. Our fertility benefits solution represented 100% and 95% of our total revenue for the years ended December 31, 2017 and 2018, respectively, and 93% and 86% of total revenue for the three months ended March 31, 2018 and 2019, respectively. Progyny Rx, which went live in 2018, represented 5% of our total revenue for the year ended December 31, 2018 and 7% and 14% of total revenue for the three months ended March 31, 2018 and 2019, respectively.

Industry Background

        The prevalence of infertility is high, affecting one in eight couples in the United States according to the CDC, and infertility is gaining attention as individuals are more openly discussing their struggles with fertility. As transparency and dialogue around infertility have increased, there has been a de-stigmatization of the disease. Despite this change in perception of infertility and its high prevalence, it is one of the only high-prevalence medical conditions with limited or non-existent medical insurance. By comparison, medical conditions with a similar prevalence, such as diabetes (affecting one in 11 individuals, according to the CDC) and asthma (affecting one in 13 individuals, according to the CDC), are comprehensively covered by conventional health insurance carriers and employers. Due to the high prevalence of infertility, its high costs of treatment and the limited insurance coverage provided for the disease, there is a significant unmet need for fertility services in the United States and several macro trends are driving that need for fertility treatments and propelling the overall size of the fertility market higher.

        While fertility treatments have been available for almost 40 years to help individuals suffering from infertility build their families, access to these treatments has been limited due to the lack of comprehensive coverage and the prohibitive costs. The cost of care for a successful outcome can exceed $60,000 according to a study published in The Journal of the American Medical Association, yet only a small percentage of employers provide a benefits plan that addresses these costs. As a result, the vast majority of patients who undergo fertility treatment must pay for most or all of their care out-of-pocket, which is cost-prohibitive for many families and individuals.

        The lack of adequate coverage has been the result of both broader public policy issues, as well as conventional health insurance carrier-specific policies. For example, it was not until 2017 that infertility was first recognized as a disease by the American Medical Association and, even now, only 16 states have mandated insurance coverage for infertility. For the states that do mandate coverage, the mandates vary greatly and often leave patients with inadequate coverage or unable to pursue care at all. Given this environment, conventional health insurance carriers have offered little to no coverage of fertility treatments for a number of reasons, including the view that fertility treatment is an elective procedure or a lifestyle choice. When conventional health insurance carriers have chosen to structure fertility coverage for their employer clients, that coverage often has limited lifetime dollar maximums (with median coverage maximum of $15,000 according to Mercer) and clinically antiquated "one size fits all" clinical protocols, such as mandated step therapy protocols. Step therapies provide limited or no benefit coverage for therapies in a specific, often efficacy-limiting order (e.g., requiring multiple failed intrauterine insemination, or IUI, attempts before in vitro fertilization, or IVF) and can exhaust the patient's financial coverage and extend the treatment timeline while an individual's fertility continues to decline. The end result is wasted time and money and lack of access to the treatments most likely to result in a successful pregnancy, with poor results being exacerbated by the patient's lack of education and support.

        Major cultural shifts and the evolving demographics of the workforce in the United States are driving demand for fertility treatments and adequate coverage to support them. More individuals than ever are making the choice to start their families later in life, increasing the biological likelihood of infertility as an individual's fertility declines with age. According to the CDC, in 2016, for the first time ever, the birth rate of women in the United States aged 30 to 34 surpassed that of women aged 25 to 29, and there is evidence that this phenomenon is global. Additionally, the increased acceptance of non-traditional paths to parenthood has created an increased need for access to fertility treatments. According to Gallup and the Family Equality Council, approximately 8% of millennials identify as LGBTQ+ and 48% of them are actively planning on expanding their families in the coming years. As millennials begin to reach child-bearing age and become the largest demographic in the workforce, we believe these prevailing cultural trends, in conjunction with the continued de-stigmatization of infertility, will continue to accelerate growth in demand for fertility treatments.

        As employees are demanding more robust fertility benefits coverage, employers are increasingly focused on providing a comprehensive fertility benefits that supports an inclusive and diverse workplace in order to attract and retain top employees. In a 2015 survey conducted by Reproductive Medicine

Associates of New Jersey among 1,000 nationally representative U.S. adults aged 25 to 40, or the 2015 RMANJ Report, 68% of respondents indicated that they were willing to change jobs to ensure fertility coverage. Because employers in the same industry are competing for employee talent, once the availability of fertility benefits begins to penetrate a particular industry, a demonstrable network effect occurs in which employees within that industry begin to expect the benefit from their employers, which can cause an employer to adopt the benefit to remain competitive and bolster employee satisfaction.

        Driven by these market dynamics, according to the CDC, the market for fertility treatments grew at a 10.5% compound annual growth rate from 2013 to 2017 as more individuals pursued treatment. Given this increasing demand coupled with inadequate existing coverage, there is a greater need than ever before for a fertility benefits manager who can provide comprehensive and effective benefits to the employer market.

Industry Challenges

        Employers are faced with three major challenges relating to providing fertility benefits to their employee bases:

  •
  the lack of a comprehensive fertility benefits solution that optimizes their fertility treatment expenditures;

  •
  the need to reduce the significant maternity and NICU expenses, and the workplace impact, resulting from multiple births caused by fertility treatments; and

  •
  the desire to find innovative ways to attract and retain highly sought-after talent.

        Employers are seeing an increasing demand for fertility and family building benefits solutions from their employees, yet the programs offered by their conventional health insurance carriers do not successfully address these core challenges.

Lack of Effective Fertility Benefits Solutions

        The conventional fertility benefits options available to employers have been designed to control the utilization of services (and expenditures) by employees rather than to optimize outcomes. As such, their plan designs have included restrictive features, such as lifetime dollar maximums, mandated step therapy protocols and limited or no coverage for advanced diagnostics and procedures. In addition, these plan designs have failed to provide access to premier fertility specialists, robust patient support and the ability to dispense fertility medication in a timely manner. Given the evolution of fertility science, such conventional plans have not kept pace and have generated suboptimal clinical outcomes, as well as greater upfront treatment costs and maternity and NICU expenses. This in turn leads to inefficient utilization of employers' expenditures on their fertility benefits programs.

        When conventional fertility benefits coverage is restrictively structured with a lifetime dollar maximum, the patient often makes poor clinical decisions that ultimately result in greater costs for the employer. Because the dollar maximum can easily be exhausted in the midst of a fertility treatment cycle, patients may elect to transfer multiple embryos because they are under financial pressure and mistakenly believe that it will optimize their chance of becoming pregnant. According to the 2015 RMANJ Report, 94% of respondents who are actively trying to have a child believe that they must use multiple embryos to increase their chance of having a child through IVF. The common use of multiple embryo transfer belies the fact that this procedure greatly increases the risk of multiple births and health complications among the mother and babies. One of the most common complications associated with multiples is preterm births. Preterm births significantly escalate healthcare costs, including maternity care, labor and delivery costs and NICU expenses. According to a study published in the American Journal of Obstetrics & Gynecology that analyzed the total costs of care over 400,000 deliveries between 2005 and 2010, as adjusted for inflation, the maternity and perinatal healthcare costs attributable to a set of twins are approximately $150,000 on average, more than four times the comparable costs attributable to singleton births of approximately $35,000, and often exceed this average. In the case of triplets, the costs escalate significantly and average $560,000, sometimes extending upwards of $1.0 million.

        Conventional health insurance carriers also often mandate step therapy protocols and restrict access to use of advanced diagnostics and procedures, which exacerbates the inefficient utilization of dollars available under the lifetime dollar maximum and wastes valuable time on less effective treatments. A patient with mandated fertility step therapy protocol may be required to undergo three to six cycles of IUI, which has an average success rate range of 5% to 15%, takes place over three to six months and can cost up to $4,000 per cycle (or an aggregate of approximately $12,000 to $24,000), according to FertilityIQ. Multiple rounds of mandated IUI is likely to exhaust the patient's lifetime dollar maximum fertility benefits and waste valuable time before more effective IVF treatment can be pursued. These repeated failures also increase the physical and emotional rigors of infertility. Additionally, conventional fertility benefits programs generally do not cover certain advanced diagnostics and procedures that have been demonstrated to increase the likelihood of a healthy live birth. As scientific advances have continued to further evolve the field of assisted reproductive technology, or ART, conventional insurance carriers have not kept pace with these developments by evaluating and providing coverage for the latest approved technologies. For example, preimplantation genetics testing, or PGT, allows for a healthy embryo to be identified by screening for, and identifying, chromosomal abnormalities and certain genetic diseases. The use of PGT is correlated with reduced risk of miscarriage and increased probability of a successful transfer and pregnancy. However, PGT is not commonly covered or access to it is restricted by conventional health insurance carriers. More broadly, conventional health insurance carriers often do not cover all of the latest fertility technologies that correlate with better outcomes.

        In addition to restrictive plan designs, the success of conventional fertility programs is also limited because many of the nation's top fertility specialists do not broadly participate in conventional health insurance carriers' networks. These fertility specialists have been reluctant to enter into conventional health insurance carriers' networks due to their restrictive plan designs and limited lifetime dollar maximums that do not allow the specialists to employ best practices and that encourage patients to make compromises in their course of treatment. In addition, fertility specialists avoid participation in conventional health insurance carrier networks because there are typically significant administrative burdens related to accepting those carriers' coverage, such as the process of receiving multiple authorizations to perform treatment. The consequence of this non-participation is that patients may not have access to premier specialists who have the highest success rates. While fertility patients are typically willing to travel to reach high-quality care, the networks offered by conventional health insurance carriers often limit the patients' ability to see those fertility specialists that may increase their chances for a successful pregnancy.

        The fertility process is a long, rigorous journey, both emotionally and physically. Conventional benefits programs also lack any meaningful care coordination, education or patient support. Patients and their dependents have no help in understanding the complex choices they are faced with and discerning between treatment alternatives. For example, patients are often uneducated on the health risks and financial implications associated with preterm multiple births caused by the transfer of multiple embryos. There is also limited emotional support when patients face setbacks or unexpected outcomes as the current system ignores the emotional burden of patients embarking on the path to pregnancy through ART treatments and the impact that burden has on employee productivity and the workplace. In the 2015 RMANJ Report, 55% of surveyed individuals believe infertility to be more stressful than unemployment, and 61% believe infertility to be more stressful than divorce. Another study published by European Society of Human Reproduction and Embryology reported that 50% of women with infertility reported feeling depressed most or all of the time. The current system places the heavy burden of coping with the infertility journey completely on the patient, without adequate resources for emotional and educational support.

        The conventional pharmacy delivery infrastructure is not designed to address the uniqueness of fertility treatment, which requires highly coordinated and timely delivery of medication. Conventional benefits managers require extensive and multiple authorizations and have inconsistent approval processes, which can complicate and delay the provision of medications that are essential to fertility treatment. We believe that with conventional benefits programs, authorization and delivery times of one to two weeks are typical. If medications are not received on time, patients may have to wait a month or longer to commence another round of fertility treatment, wasting valuable time and money. In addition, the storage, preparation and administration of fertility medication is complex and requires extensive self-administered injections, yet most fertility benefits programs offer limited guidance and clinical support to patients around these issues. Additionally, fertility medications are often self-administered injectable drugs, and the effectiveness of a patient's treatment may be compromised by improper storage and/or incorrect administration of their medications if the patient is not provided access to education and support.

        Because of the unique challenges of infertility, including the high costs and complexity of treatment and the variability of outcomes across fertility specialists, conventional benefits solutions have been unable to optimize outcomes and efficiently utilize employers' dollars committed to fertility. As a result, employers are facing increased demand for an expensive benefits program without the availability of an effective solution in the conventional managed care environment.

Costs Associated with Multiple Births and Poor Fertility Treatment Outcomes

        Regardless of whether an employer chooses to cover fertility treatments, they end up bearing the significant medical costs associated with unanticipated multiple births and miscarriages, as well as the associated impacts on the workplace. The high number of multiple embryo transfers that conventionally occurs during IVF leads to a significant number of multiple births, which in turn is a primary cause of dangerous and expensive preterm births, the most common complication resulting from multiple births, which lead to extensive maternity and NICU costs. Based on 2005 data published by the Institute of Medicine of the National Academies and as adjusted for inflation, it is estimated that the yearly societal economic cost of preterm birth in the United States is approximately $33.7 billion, primarily due to high-risk prenatal care, pregnancy complications, preterm delivery, NICU stays and chronic health conditions, all of which are covered under employer-sponsored medical insurance. In addition to multiple birth rates, the relatively higher miscarriage rate associated with IVF treatment also results in significant additional medical costs for employers and their employees, as well as emotional and physical strain on patients. As a result of these suboptimal treatment outcomes, employers also bear the related costs of increased employee absenteeism at the workplace, which is common with instances of multiples births. For example, because a pregnancy with multiples is more likely to involve health complications for the mother and babies, there is a 4.4x greater likelihood of time away from work due to longer hospital stays before and after delivery, according to RESOLVE: The National Infertility Association, or RESOLVE, as well as more medical appointments for chronic infant conditions. Furthermore, multiple births lead to decreased employee retention. According to research conducted by the Twin & Multiple Births Association, mothers of multiples are slower to return to work than mothers of singletons. Employers may not be fully aware of the causal effect and ultimate impact of suboptimal fertility care under the current solutions offered by the conventional benefits programs since these programs do not collect outcomes data from their fertility specialists and therefore cannot accurately report on their program's performance in a timely manner.

Ability to Attract and Retain Talent

        Employers are facing increasing competition to attract and retain talent as the labor market is at historically low unemployment levels. As a result, employers are enhancing their value proposition to employees by evaluating and providing benefits that are most in demand. Family building solutions are an increasing area of focus for employees, and in turn, employers.

        As their need for fertility treatment increases, many employees are demanding that their employers begin to provide or enhance their fertility benefits coverage. In the 2015 RMANJ Report, 68% of respondents indicated that they were willing to change jobs to ensure fertility coverage. Among those respondents who have needed fertility treatment, 90% indicated a willingness to change jobs to ensure fertility coverage.

Our Market Opportunity

        We believe we have a significant opportunity to provide employers with a superior comprehensive solution that addresses the unique challenges and complexities of fertility treatment and related fertility pharmacy services.

        Our core market for fertility benefits management is substantial and growing rapidly with strong tailwinds from major societal and cultural shifts, such as people starting families later in life, the growth in non-traditional paths to parenthood and other health-related burdens which have impacted the ability to have children. In addition, we believe that continued de-stigmatization of infertility, along with increased financial support from employers, will continue to drive better access to, and stronger demand for, fertility treatment services, thereby further enabling the expansion of our addressable market.

        We estimate that the market for fertility treatments in the United States was approximately $6.7 billion in 2017, based on data published by the CDC regarding the number of treatment cycles and FertilityIQ's estimate of the average cost per cycle. We estimate the potential size of the U.S. fertility market to be at least twice as large because this figure excludes those individuals who do not seek treatment for infertility. According to a recent study by Reproductive Medicine Associates of New York, approximately 50% of people suffering from infertility do not seek treatment. Furthermore, when comparing the United States to other countries, the percentage of babies born utilizing ART is materially lower, at less than 2% in the United States (where fertility treatment is not adequately covered), compared to approximately 10% in Denmark and 5% in Japan (where there is more public health funding for fertility treatment).

        We contract with employers to provide fertility and family building benefits to their employees and covered dependents. We believe our addressable market consists of the approximately 8,000 self-insured employers in the United States. These 8,000 employers have a minimum of 1,000 employees, representing approximately 69 million potential covered lives in total. Our current member base of 1.4 million represents only 2% of our total market opportunity.

        Regardless of whether or not these self-insured employers currently provide a fertility benefit, we believe they are prospective clients of Progyny. Further, 35% of our clients had no prior fertility coverage before adopting Progyny and nearly all of our clients enhanced their coverage when they switched to Progyny. Overall, we believe our market opportunity is substantial and is continuing to grow as a result of the rising demand for fertility benefits solutions, the lack of adequate offerings in the market today and the increasing awareness of the challenges of infertility we are driving.

Our Solutions

        We are redefining effective fertility and family building benefits through our purpose-built, data-driven and disruptive platform through which we offer our fertility benefits and Progyny Rx solutions. Our innovative and comprehensive fertility solution has proven to be simultaneously beneficial for our clients, our members and our network of fertility specialists. Through our differentiated approach to benefits plan design, patient education and support and active network management, our clients' employees are able to pursue the most effective treatment from the best fertility specialists and achieve optimal outcomes in a cost-efficient manner, while our clients achieve savings in upfront treatment costs as well as reduced maternity and NICU expenses.

  Fertility Benefits Solution

  Differentiated Benefits Plan Design

        The innovative Smart Cycle is our easy-to-understand fertility benefits design. Unlike conventional fee-for-service benefits models, members are not burdened by having to track the individual price of any service or manage their clinical decisions based on a limited lifetime dollar maximum. For our clients, our Smart Cycle plan design allows members equitable access to the treatment they need and is designed to drive superior outcomes and reduce both upfront treatment and subsequent medical costs. Everything needed for a comprehensive fertility treatment is contained within a Smart Cycle treatment bundle, including all necessary diagnostic testing and access to the latest technology (e.g., in the case of IVF treatment, preimplantation genetic testing). We currently offer 17 different Smart Cycle treatment bundles, which may be used independently or in combination depending on the member's need. Each Smart Cycle has a separate unit value (i.e., some have fractional values and some have whole values). Our clients contract to purchase a cumulative Smart Cycle unit value per eligible member. These can range from one to unlimited cumulative Smart Cycles units. Members can choose their preferred provider clinics within our network and utilize their Smart Cycles for whichever treatments they and their fertility specialists determine to be necessary throughout their fertility journey.

        The Smart Cycle structure allows our members, together with the advice of their fertility specialists and the support of their PCAs, to select the Smart Cycle treatment bundles that align with their unique treatment needs and their intended family building pathway, without having to follow the "one size fits all" protocols common to conventional health insurance carriers, and without the worry that their desired treatment approach will not be authorized or covered for the full treatment cycle. Our comprehensive Smart Cycles, which are our proprietary treatment bundles, are assessed regularly by our Medical Advisory Board, and include access to the latest science and technologies, enabling our network of fertility specialists to utilize best practices.

        Our superior clinical outcomes driven by our Smart Cycle plan design include higher rates of pregnancy and live births, as well as lower miscarriage rates and fewer multiple births.

  Personalized Concierge-Style Member Support Services

        Our fertility benefits solution provides members with access to significant support services that are crucial to the success of the fertility and family building journey. Before the fertility treatment process begins, and throughout every step of the fertility journey, we deliver high-touch member support services through a dedicated PCA. Our PCAs have deep fertility expertise and provide extensive clinical education, guidance and emotional support to our members, regardless of their chosen path to parenthood, with members pursuing treatment experiencing on average 15 interactions with their PCA. Our PCAs are well-versed in surrogacy and adoption options, and they are trained to proactively refer our members with more severe emotional and mental health concerns to the other specialized services provided by their employers. Additionally, we have an in-house clinical staff, comprised of professionals with substantial expertise in reproductive endocrinology, fertility nursing, clinical psychology and social work that design our PCA training curriculum and direct our comprehensive member experience. Our member experience leads members to make informed decisions about the best course of treatment unique to them. Even if the members have exhausted their treatment benefit, members still have the opportunity to receive support and guidance from their PCAs.

        Our comprehensive member portal, accessible via any desktop or mobile device, further supports the member experience by providing key educational resources and easy-to-access benefits information to our members. Our members can use the portal to securely message their PCA or access a curated library of videos, articles, podcasts and webinars on fertility and family building. The portal also offers digital solutions that help our members address the emotional effects that are often associated with infertility, including loss, self-blame, anxiety and depression. Additionally, the portal can be used to review plan coverage, benefit utilization, claim details and account balances. We believe our platform provides our members with best-in-class support services to help them navigate their fertility and family building journeys.

  Selective Network of High-Quality Fertility Specialists

        We have utilized our deep industry knowledge and the insights derived from our data analytics platform to establish and actively manage a national network of the leading fertility specialists in the country. Our members receive access to our selective Center of Excellence network of high-quality providers that includes nearly 800 fertility specialists who practice at nearly 600 provider clinic locations throughout the United States. Our network includes 22 of the top 25 fertility practice groups by volume in the United States according to 2017 CDC data, which was published in 2019 and is the most recent data available. Fertility specialists who are invited to join our network must meet and maintain rigorous credentialing standards and quality thresholds that we set for inclusion in our network to ensure that our members receive the highest quality of care.

        Our fertility specialist network is unique in that approximately 30% of our provider clinics do not broadly participate in conventional health insurance carrier networks. We have been successful in providing our members with access to our Center of Excellence network of high-quality leading fertility specialists because of the differentiated relationships we have created with our network of fertility specialists who value their inclusion in the Progyny network and the ability we give them to utilize the latest technologies and best practices. Our national network serves members in virtually every state (two states have no practicing reproductive endocrinologists), providing extensive geographic coverage to our national employers.

  Progyny Rx, an Integrated Pharmacy Benefits Solution

        Progyny Rx is our integrated pharmacy benefits solution that can be added by clients that utilize our fertility benefits solution. This solution provides our members with access to the medications needed during their treatment. As part of this solution, we provide care management services, which include our formulary plan design, simplified authorization, assistance with prescription fulfillment and timely delivery of the medications by our network of specialty pharmacies, as well as medication administration training, pharmacy support services and continuing PCA support. Our single treatment and medication authorization process reduces the administrative burden, creating an efficient pharmacy solution for our members and their fertility specialists. Progyny Rx reduces dispensing and delivery time to two days to eliminate the risk of missed treatment cycles. Our single medication authorization and delivery led to no missed or delayed cycles for the program in 2018. We provide phone-based, clinical education and support seven days a week to ensure that our members understand any necessary medication storage requirements and administration techniques, including injection training. For example, each member is offered an UnPack It call, during which they speak to a licensed pharmacy clinician who explains the contents of their individual medication package, which contains an average of up to 20 items per cycle, and provides instruction on proper medication administration. To further support those members that require additional education, we also offer a library of on-demand videos. Given the importance of the timely use of medication to the success of fertility treatments, and the complexity involved in administering the medications, we believe Progyny Rx provides a differentiated and effective pharmacy solution for our clients and their employees.

  Robust Data Collection Process

        We believe that we are the only fertility and family building benefits company to collect data in a timely manner directly from providers on adherence to treatment protocols and clinical outcomes, including single embryo transfer rates, pregnancy rates, miscarriage rates, live birth rates, multiple birth rates, practice patterns, treatment timelines and costs per birth. Our data is used to understand the utilization of our benefits, our provider clinics' adherence to best practices and the outcomes produced by each clinic and across our network. This data informs decisions across our platform, from services covered to our fertility network standards. The insights from our data also enable us to actively manage our fertility specialist network and ensure that our fertility specialists are utilizing best practices and optimizing outcomes. The data collection process also includes extensive member surveys, which allow us to understand and improve our member satisfaction. Finally, our data allows us to provide our clients with unique and detailed quarterly reports in order to provide full transparency into the utilization of their benefit program, their expenditures and the outcomes delivered and value created. We believe that we effectively utilize our thorough data collection and analysis process and our unique and robust data set to continuously improve the client and member experience across our platform.

  Prestigious Medical Advisory Board

        Our Medical Advisory Board is comprised of nationally recognized fertility specialists who are advancing fertility science and research. They are responsible for oversight of key clinical issues, including evaluating new fertility treatment diagnostics and procedures to ensure that our benefits design and overall program is comprehensive and is designed to drive to the best outcomes. This review ensures that we are evaluating and covering the latest and most effective fertility treatments and identifying opportunities to improve our plan design, member experience and fertility specialist network standards.

  Full Service Client Account Management

        We provide a dedicated account management team to each of our clients to ensure that we are delivering superior service. Our account managers support our clients' day-to-day needs and resolve issues that arise. For example, to help our clients ensure that their employees are fully aware of the Progyny program, our account management teams work with our clients to create co-branded materials to support health fairs, open enrollment events and other employee communications. The account management team also attends open enrollment benefits fairs and other health fairs throughout the year and hosts virtual open enrollment webinars for members to attend live or on-demand. Our account management team also reviews all quarterly and annual program reports with our clients to reinforce the transparency we provide to clients into their expenditures and outcomes and to review and quantify the value created by our solutions. We believe our account management services, including our detailed client reporting, plays an important role in helping us maintain and strengthen our client relationships.

  Ease of Integration for Our Clients

        Once we are selected by an employer to manage their fertility and family building benefit, our solution is easy to implement as part of their broader pre-tax medical benefits package. Integrating our solution involves only a small commitment of our client's time (typically only six to ten hours over the course of six weeks). Facilitating the ease of integration is the fact that we have developed multiple integration solutions that allow us to integrate with any health plan or health insurance carrier, reducing significant time and expense for our clients. Our unique ability to integrate our solution with our clients' health insurance coverage allows our benefit to be offered to employees on a pre-tax basis, providing our members with significant savings in comparison to a post-tax reimbursement program, which requires the employee to pay income taxes on the amount of the reimbursement. We believe our ability to integrate our benefits solutions with all of the large national health insurance carriers is a differentiating factor within the industry.

  Surrogacy and Adoption Reimbursement Program

        We also offer a surrogacy and adoption reimbursement program. We can manage the reimbursement of surrogacy and adoption expenses for those clients who offer such reimbursement benefits. For these programs, employers designate a specific lifetime dollar amount toward surrogacy and/or adoption services for their employees. We then administer the expense reimbursement to employees up to this dollar amount. We work with our clients to determine what expenses related to adoption and/or surrogacy will be covered under their plan, thereby alleviating their administrative burden. Examples of reimbursable expenses typically include agency fees, surrogacy fees, travel expenses and healthcare expenses for the surrogate.

Our Value Proposition

        We believe that our competitive success is a function of our ability to concurrently: (1) provide tangible financial value to our clients; (2) deliver a better and more supported fertility journey to our members; and (3) provide value to, and work collaboratively with, the nation's finest fertility specialists.

  We Provide Measurable Value to Our Employer Clients

  •
  Substantial and Measurable Financial Value.  Our superior clinical outcomes drive savings in both upfront fertility treatment costs as well as subsequent maternity and NICU expenses for employers. Because our live birth rate is 54.5% compared to the national average of 43.3% (as reported by the CDC) the number of costly treatment cycles utilized by our members is lowered. Additionally, our multiple birth rate is 3.6% compared to the national average of 16.1% (as reported by the CDC) resulting in a reduction in the incidence of multiple births and the associated costs for high-risk pre-natal care, pregnancy complications, preterm delivery, NICU stays and the management of associated chronic health conditions.

  •
  Progyny Rx Savings.  Progyny Rx delivers unit cost savings of between 10% and 20% to our clients in comparison to the net costs that they would experience with a traditional pharmacy benefits manager. Additionally, we have implemented a pharmacy cost containment program to carefully match the amount we dispense to the actual amount needed for a specific patient's treatment. Our cost containment protocol delivers an additional savings of approximately 8% based on a reduction in unnecessary quantities dispensed.

  •
  Employee Productivity and Retention.  Our solution addresses employee absenteeism, poor productivity, and the lack of employee retention driven by the stress of suffering from infertility (and undergoing fertility treatment) as well as the back-to-work issues related to multiple births. Our members are able to receive the most effective treatments more quickly, thereby reducing the physical and emotional rigors of infertility and its treatment. In addition, before the fertility treatment process even begins, and throughout every step of the care journey, we deliver high-touch member support services through our PCAs. Our program helps reduce time away from work for medical visits, allows employees to be more productive while they are at work and reduces the percentage of employees who do not return to work because of a multiple birth.

  •
  Appeal to Existing and Prospective Employees.  Better fertility benefits programs can be a key component of enhancing a company's overall benefits and an important tool in its recruiting efforts and in helping retain key talent. Research from FertilityIQ states that employees who had their IVF covered by their employer reported being more likely to remain in their job for a longer period (62%) and were more willing to overlook shortcomings of their employer (53%). An appealing feature of the Progyny benefit from an employee retention perspective is that the benefit is both comprehensive and is accessible by all groups across an employee population without favoring a particular segment, thereby providing increased alignment with an employer's women's, diversity and equality initiatives. Beyond the comprehensiveness of our plan design, a substantial majority of our members also appreciate the concierge member support. The level of employee satisfaction we provide is important for any employer focused on employee retention.

  We Provide Meaningful Value to Our Members

  •
  Superior Clinical Outcomes.  Our members experience healthier pregnancies (with significantly increased utilization of single embryo transfer) and superior rates of pregnancy and live birth as well as reduced rates of miscarriages and multiple births. Our members achieve successful healthy pregnancies faster, saving valuable time and money and limiting personal and professional disruption.

Outcome	National Averages for All Provider Clinics	Progyny In-Network Provider Clinic Averages for All Patients	Progyny In-Network Provider Clinic Averages for Progyny Members Only
Single embryo transfer rate(1)	49.5%	53.1%	89.0%
Pregnancy rate per IVF transfer(2)	52.5%	54.6%	60.7%
Miscarriage rate(2)	18.5%	18.2%	10.2%
Live birth rate(3)	43.3%	45.3%	54.5%
IVF multiples rate(3)	16.1%	15.4%	3.6%

(1)
Calculated based on the Society for Assisted Reproductive Technology, or SART, 2017 National Summary Report.

(2)
Calculated based on CDC, 2016 National Summary and Clinic Data Sets.

(3)
Calculated based on CDC, 2017 National Summary and Clinic Data Sets.
  •
  Comprehensive Coverage.  We provide all individuals with access to comprehensive coverage. Our Smart Cycle design ensures that members always have coverage for a full treatment cycle as their access to treatment is not limited by a dollar maximum that could be exhausted mid-treatment. Additionally, members have access to the latest technologies and procedures, which are reviewed and approved by our Medical Advisory Board, which are designed to achieve optimal outcomes.

  •
  Access for All Members and Dependents.  Smart Cycles are available to be utilized across all employee groups, including populations not typically covered, such as LGBTQ+ individuals and single mothers by choice. These individuals have equal access to fertility and family building solutions, regardless of their chosen path to parenthood. Our solutions provide support for those pursuing adoption and surrogacy as well.

  •
  Equitable Access to Care.  As our employer clients often have nationwide employee bases, and the costs of fertility treatments vary greatly by geography, our Smart Cycle design (which is denominated in the number of treatment attempts) ensures members receive fair and balanced access to care that is not dependent on where members live, how expensive a fertility specialist is or what specific treatments are required.

  •
  High-Touch Concierge Member Experience.  We provide our members with high-touch, end-to-end concierge support, including logistical assistance (i.e., fertility specialist selection, appointment scheduling, treatment authorization and treatment payment), clinical guidance (i.e., treatment options, outcomes statistics and what to expect) and emotional support. All of these services are delivered by our PCAs and our in-house clinical staff. In addition, our member portal provides educational resources, secure PCA messaging, claims history and access to scheduling and payment tools. Our member satisfaction with the Progyny solution is demonstrated through our industry-leading NPS of +71 for our fertility benefits solution.

  •
  Access to Selective, Premier Fertility Specialist Network.  Our members have access to our Center of Excellence network of the nation's most desired fertility providers, including nearly 800 fertility specialists who practice at nearly 600 provider clinic locations throughout the United States. Through rigorous credentialing standards for entry and inclusion in our network, we ensure that all of our network of fertility specialists utilize the latest technologies and best practices. Through our data collection and analysis process, we are continuously monitoring our fertility specialists to ensure adherence to these best practices, as well as measure various key performance metrics to maintain network quality. Our network includes 22 of the top 25 fertility practice groups by volume in the United States according to 2017 CDC data, which was published in 2019 and is the most recent data available. In addition, approximately 30% of our provider clinics do not broadly participate in conventional health insurance carrier networks.

  •
  Integrated Pharmacy Benefits Solution.  Our Progyny Rx platform provides members with a simplified authorization process and timely medication delivery to help ensure no member treatment cycles are missed. Additionally, given the complexity of administration and storage of fertility medications and the importance of proper medication administration to a successful treatment, we provide member support from pharmacy clinicians seven days a week, including injection training from pharmacy clinicians. Our member satisfaction with our Progyny Rx platform is demonstrated through our industry-leading NPS of +86.

  We Provide Meaningful Value to Our Fertility Specialists

  •
  Members Supported With a Comprehensive Benefit.  Our solutions allow our members to arrive at their fertility specialist with a fully-covered course of treatment and the flexibility to utilize the latest approved technologies and best practices via our comprehensive Smart Cycle benefits plan design. This allows the fertility specialist to prescribe a customized treatment plan based on best practices and effectiveness, without worrying about mandated protocols or dollar limitations on coverage. These members are also educated on the use of best practices and are supported by PCAs along their fertility journey, thereby both enabling informed member decision making and removing much of the burden of member support from the provider clinic. Our members make optimal treatment choices as evidenced by our single embryo transfer rate of 89.0% compared to the national average of 49.5% (as reported by the SART).

  •
  Eliminate Step Therapy Protocols.  Our network of fertility specialists have access to the latest science and technologies through our innovative Smart Cycles, which are our proprietary treatment bundles that have been designed to achieve the best fertility outcomes based on our members' specific medical conditions. Smart Cycles free our fertility specialists from having to follow the ineffective protocols common to conventional coverage and allow them to pursue the most effective treatments first, thereby saving time and money.

  •
  Simplified Administration.  Once a Smart Cycle treatment is authorized, fertility specialists within our network are able to prescribe the optimal treatment plan without any need for pre-certification or pre-authorization before a specific test or procedure, eliminating a hurdle common to conventional health insurance carriers. Through our integrated pharmacy benefit, fertility specialists do not have to secure a separate medication authorization, which is typical in the conventional managed care pharmacy programs.

  •
  Superior Clinical Outcomes.  Outcomes for Progyny members across our fertility specialist network are superior to the average outcomes that these same provider clinics report to the CDC for all of their patients. For example, as shown in the prior table, the in-network average live birth rate for Progyny members is 54.5%, as compared to the 45.3% average live birth rate for all of the patients at those same clinics.

  •
  Eliminating Financial Risk Associated With Collections.  Fertility specialists are guaranteed full compensation directly from Progyny for the care that they provide our members. As such, we assume full responsibility for the collection of all members' deductibles and coinsurance, thereby eliminating the burden and cost of collection (and bad debt expense) for member payments that our provider clinics otherwise would experience.

  •
  Data Sharing and Reporting.  Our robust data capture and analysis capabilities allow us to provide a deep and sophisticated level of information to fertility specialists about their practices. We produce clinic scorecards quarterly with key performance indicators that allow fertility specialists to compare their results with peer averages. These scorecards, which include clinical outcomes, treatment progression data and member survey data, among other metrics, allow us to help our fertility specialists understand their practices compared to their peers and identify any areas for improvement.

  •
  Higher Volumes and Improved Financial Performance.  Fertility specialists in our network often experience an increase in patient volume, and because of our comprehensive benefits design, an increase in the number of patients who progress from consultation to treatment.

Our Competitive Strengths

  Market Leadership

        We are a leading benefits management company specializing in fertility and family building benefits solutions in the United States, with a client base of over 80 self-insured employer clients representing 1.4 million members. We drive superior clinical outcomes for our members including higher pregnancy success rates, lower miscarriage rates, fewer multiple births and a higher live birth rate. We are a recognized and trusted brand and believe that our leadership and market differentiation is evidenced by our retention of substantially all of our clients since we first began offering our fertility benefits solutions in 2016.

  Differentiated Model Drives Superior Clinical Outcomes at Reduced Overall Cost

        In contrast to conventional fee-for-service coverage, which is designed to simply contain utilization, our case management-driven benefits model is comprehensive, does not exhaust coverage mid treatment cycle, includes access to the latest technologies and best clinical practices and drives superior outcomes. This is a cost-efficient model, allowing employers to provide more robust coverage with lower overall expenditures. The success of our plan design in driving more favorable outcomes is evidenced by the fact that outcomes for Progyny members across our fertility specialist network are superior to the average outcomes that these same provider clinics report to the CDC for all of their patients. For example, at the same provider clinics, the average live birth rate for Progyny members is 54.5% compared to the average live birth rate for all of their patients of 45.3%.

        In addition to the tangible medical and pharmacy cost savings, our clients are also able to avoid some of the indirect costs of infertility such as employee absenteeism and loss of productivity caused by stress and depression, as well as lack of employee retention caused by multiple births:

  •
  The estimated yearly societal economic cost of preterm birth in the United States is approximately $33.7 billion (based on data published by the Institute of Medicine of the National Academies in 2005, as adjusted for inflation). These costs are primarily the result of high-risk prenatal care, pregnancy complications, preterm delivery, extended NICU stays and chronic health conditions, all of which are covered under employer-sponsored medical insurance. The rate of preterm births is significantly higher for multiples than for singletons after ART according to the American Society for Reproductive Medicine.

  •
  Half of surveyed people trying to conceive said they were depressed most or all of the time.

  •
  Pregnancies with multiples resulted in a 4.4x greater likelihood for time away from work due to longer hospital stays as well as more medical appointments and treatments for chronic infant conditions according to RESOLVE.

  Superior Member Experience

        We believe that a key differentiator of our services is our concierge member support delivered by our PCAs who are unique to our platform and a valuable resource to our members. PCAs provide meaningful education, clinical guidance and emotional support for our members and are available throughout the member's fertility and family building journey. In addition, the member experience is tailored to meet the unique needs of our clients' employees and the PCAs have expertise in fertility treatment issues uniquely affecting LGBTQ+ individuals, single mothers by choice and individuals looking to pursue surrogacy or adoption. Our member experience is further enhanced by our online member portal with an easy-to-use interface and significant educational resources and support tools.

  Selective, Premier Fertility Specialist Network

        We have built a Center of Excellence network of the nation's most desired fertility providers. Our fertility specialists are thought leaders in the treatment of fertility and are driving differentiated outcomes for our members. Because of the unique Progyny benefits design, our fertility specialists can utilize the most effective treatment for members the first time, without the restrictions of conventional benefits programs. Our network includes 22 of the top 25 fertility practice groups by volume in the United States according to 2017 CDC data. Our differentiated approach to fertility benefits design and its alignment with our fertility specialists' primary objective of delivering the best possible outcomes is evidenced by the fact that approximately 30% of our provider clinics do not broadly contract with conventional health insurance carriers.

  Value-Added Integrated Pharmacy Program

        Fertility medication is expensive, complicated, time sensitive and critical to the success of treatment. We more effectively manage the complex fertility medication process through a single authorization mechanism for fertility treatments and the related prescription drugs, with guaranteed timely delivery and extensive clinical support around drug storage and administration techniques, including injection training, seven days a week. In addition to the unit-cost savings we deliver through our negotiated formulary rates, we also employ an innovative cost containment program that has enabled our clients and members to save additional costs through the reduction in overprescribing that is typical of conventional fertility pharmacy management. Through our comprehensive Progyny Rx program, we generate significant cost savings for our employers while driving increased member satisfaction.

  Purpose-Built, Data-Driven and Disruptive Platform

        The outcomes data we collect and analyze provides insights across our business, including the creation and management of our plan design and clinical protocols to ensure the efficiency of employer expenditures. We also manage our fertility specialist network and ensure adherence to Progyny practice standards based on this data to ensure that fertility specialists are driving improved clinical outcomes and member satisfaction.

        A key differentiator of our solution is our in-depth client reporting. We synthesize our data into comprehensive reporting for our employer clients so that they can see the detail of the utilization of the benefit by their employees, their expenditures, the outcomes and value created and their employees' satisfaction with the experience. We believe we are the only benefits manager that tracks fertility outcomes from medical record data on a timely basis, and we believe this unique data reporting to be important for our employer clients to understand why Progyny offers a superior solution.

  Highly Scalable Platform

        We believe we have demonstrated that our purpose built platform is highly scalable. Since launching our benefits solution, we have more than doubled our client base every year without any dilution to or decrease in the level and quality of services. Once we begin providing services to a client, we believe it is difficult for our clients to replicate our outcomes with another solution. In addition, we have been able to add new solutions and technologies to our offering while sustaining this growth and believe our platform is capable of continuing to rapidly adopt more clients without meaningful infrastructure enhancements. We believe our growth will continue to enhance our network effect and allow us to more effectively serve our new and existing clients with more robust insights and solutions, further strengthening our client relationships.

  Deeply Experienced Management Team with Strong Culture

        Our management team has extensive operational experience and background in healthcare, technology and services. Additionally, our sales, support and development teams have significant healthcare, technology and benefits experience and are a key competitive advantage to our success. Given the complexity of the highly regulated industry we operate in, we believe our management's industry experience is also a meaningful differentiator for us. Their demonstrated track record of success in running public companies and scaling growth organizations will allow us to continue to be leaders in our industry.

        A large part of our continued success is driven by the dedication and commitment of our Progyny team. We have been recognized by Modern Healthcare as one of the Best Places to Work in Healthcare in 2018 and 2019, positioning us well to continue to attract and retain top talent.

Our Growth Strategy

  Expand Our Client Base

        We intend to continue increasing our client base of self-insured employers throughout the United States by leveraging our experienced salesforce and strong relationships with benefits consultants. Since we launched our first clients in 2016, we have more than doubled our client base each year. We believe we have an addressable market of approximately 8,000 potential self-insured employer clients in the United States and, with our current base of over 80 clients, are still in the early stages of our growth trajectory. Importantly, as we have continued to grow, we have meaningfully diversified our client base across an array of different industries. We believe this demonstrates the attractiveness of our offering and provides greater confidence in our ability to further penetrate the broader addressable market. We are expanding our client base within each industry that we serve, and have an industry-specific strategy, which enables us to most effectively target our addressable market. Because our clients within an industry compete with each other for employees, we believe our solutions are increasingly viewed as an important way for them to remain competitive with one another. Additionally, we believe that our expanding presence has resulted in a heightened awareness of fertility benefits and has informed the market of the value we provide to our employer clients and our members, which we believe also helps facilitate growth.

  Capitalize on Embedded Growth Potential within Our Existing Client Base

        Because of how our revenue model is structured, we believe we are positioned to realize organic revenue growth as our clients and their respective employee bases grow and utilize more fertility treatment services as a result. A meaningful portion of our clients have grown, and we believe many of them will continue to grow. In addition, we have historically realized similar utilization trends of fertility services for new members compared with existing members on a same client basis. We believe the combination of these factors results in meaningful and sustainable embedded growth potential well into the future.

  Expansion of Progyny Benefits Solutions within Our Existing Client Base

        We believe we will continue to see growth from existing clients that add incremental services to their fertility benefits program. For example, a client can expand the fertility benefits they offer to their employees by increasing the number of Smart Cycles they contract for. Since 2018, 9% of our clients have increased their Smart Cycle benefit. In addition, our fertility benefits solution clients can purchase our add-on Progyny Rx solution. We introduced Progyny Rx in the third quarter of 2017 and went live with only a select number of clients in January 2018. Currently, 60% of our clients are utilizing this solution, including 68% of the clients that went live in 2019. We believe our sales and marketing capabilities play an important role in informing and educating clients about the additional value and impact we can provide to them and their members by enhancing their benefit program.

  New Services and Addressable Markets to Enhance the Depth and Breadth of Our Comprehensive Fertility Offering

        As we continue to grow and expand our client base, we are continuously evaluating the latest evolving trends to find ways we can better serve the needs of existing and new potential clients and their employees. We believe we are uniquely positioned to do this for several reasons. First, we believe the combination of our Medical Advisory Board and our selective network of high-quality fertility specialists, as well as the data we collect and analyze, provides us with differentiated insights into fertility care delivery and support. In addition, we believe we have positive and collaborative relationships with our clients that offer us additional insights into their needs. We believe the combination of these factors, coupled with our demonstrated track record of adding more services to our benefits design, highlights that we are well positioned to do so in the future. To date, we have identified several ways we believe we can potentially expand our offering and expand our client base in the future.

        For instance, we believe we are well positioned to vertically integrate services we currently outsource such as laboratory screening and pharmacy dispensing. We also believe there is potential to enhance value for our clients and address new solution opportunities both organically and through opportunistic mergers and acquisitions. We also believe that we are well-positioned to opportunistically pursue adjacent growth opportunities in the future, including adding programs for high-risk pregnancy management, neonatal care management and return-to-work programs. Additionally, we believe our outcomes-based approach to care management, coupled with our platform capabilities, may be applicable to care in other episodic conditions and may provide entry into new markets. In addition to new solutions, we believe we are well positioned to expand beyond our client base of self-insured employers to support quasi-governmental entities, such as universities, school systems and labor unions. We will continue to evaluate opportunities as our platform continues to expand.

Our Clients

        We currently serve over 80 self-insured employers in the United States across more than 20 industries, including three of the top 10 Fortune 500 companies. Our current clients, who are industry leaders across both high-growth and mature industries and range in size from 1,000 to 250,000 employees, represent 1.4 million covered lives. The following table summarizes our clients who account for at least 10% of our revenue for the periods presented.

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
Client A	45%	24%	25%	18%
Client B	15%	10%	<10%	<10%
Client C	14%	<10%	<10%	<10%
Client D	Not Applicable	14%	14%	11%

        Our clients represent a large proportion of companies identified by FertilityIQ as the "best companies to work for as a fertility patient" in their 2019-2020 industry study. We believe that our employer clients are thought leaders in their respective industries and are creating a network effect that is helping to drive more widespread adoption of fertility benefits in their specific industries. Based on the FertilityIQ Family Builder Workplace Index: 2019-2020, our clients represent:

  •
  20 of Fertility IQ's top 30 in technology;

  •
  14 of Fertility IQ's top 20 in consumer retail;

  •
  9 of Fertility IQ's top 15 in industrial;

  •
  7 of Fertility IQ's top 15 in healthcare;

  •
  7 of Fertility IQ's top 10 in media;

  •
  4 of Fertility IQ's top 10 in insurance; and

  •
  3 of Fertility IQ's top 10 in legal.

        In addition to the industries identified by FertilityIQ, we also have clients in the food and beverage, financial services, life sciences, professional services, energy, manufacturing, logistics, transportation, real estate, nonprofit and hospitality sectors.

        Substantially all of our clients have renewed their benefits management contracts since our initial benefits offerings launched in 2016. The majority of our clients have signed multi-year contracts or contracts that renew automatically on an annual basis.

        In the 2019 sales cycle, more clients have opted for comprehensive coverage, with substantially all of our new clients electing for Progyny Rx, multiple Smart Cycles and/or egg-freezing.

Our Competitive Landscape

        We believe we are the leader in the market for employer-sponsored fertility benefits and family building solutions.

        We believe we compete favorably based on the following competitive factors:

  •
  the value and comprehensiveness of the benefits solution and superior outcomes for employees;

  •
  benefits plan design;

  •
  access for all employees and their dependents, including LGBTQ+ and single mothers by choice;

  •
  equitable access to care across geographies;

  •
  treatment plans that maximize effectiveness and achieve desired outcomes;

  •
  member experience, including unlimited dedicated patient education, clinical guidance and emotional support;

  •
  access to a network of high-quality fertility specialists;

  •
  data reporting and sharing; and

  •
  access to an integrated pharmacy solution.

        While we do not believe any single competitor offers a comparably robust, integrated fertility and family building benefits solution, we compete primarily with health insurance companies and benefits administrators that also provide fertility benefits management services as part of their overall healthcare coverage. These competitors include conventional health insurance carriers, such as UnitedHealthcare, Cigna, Aetna and members of the Blue Cross Blue Shield Association.

        Other competitors who currently provide fertility benefits management services to employers include WIN Fertility and Optum Fertility Solutions.

        Our solutions are structured as a pre-tax benefit program integrated into employers' overall employee medical insurance, which is unique compared to the offerings of benefits managers new to the industry that do not have integrated health insurance carrier solutions. These emerging companies, such as Carrot Fertility and Maven Clinic, currently offer employees post-tax reimbursement programs for fertility benefits. In addition to our unique plan design, member support and fertility specialist network, one of the key structural differences between our pre-tax benefit and their post-tax reimbursement programs is that the individual receiving reimbursement for fertility treatments must pay income taxes on the amount of that reimbursement for the post-tax programs.

Sales and Marketing

        We sell our solutions through our sales organization and, in many cases, we leverage our relationships with top benefit consultants, including Mercer and Willis Towers Watson to establish relationships with potential clients. Our sales team has broad experience in health benefits management and extensive long-term relationships with industry participants and benefits executives at large employers. Our sales team is organized principally by geography and account size and is responsible for identifying potential clients and managing the overall sales process. The success and effectiveness of our sales team is evidenced by the over 50 new clients that we added in 2019, and the fact that approximately 65% of our current clients terminated their existing fertility coverage to switch to Progyny.

        We generate client leads, accelerate sales opportunities and build brand awareness through our marketing programs. Our marketing programs target human resource, benefits and finance executives in addition to health professionals and senior business leaders. Our principal marketing programs include learning opportunities for potential members, demand generation, field marketing events, integrated marketing campaigns (including direct email and online advertising) and participation in industry events, trade shows and conferences. We also benefit from strong referrals as several of our prominent clients have publicly endorsed Progyny and discussed the value they and their members receive.

Government Regulation

        As a participant in the health care industry, we are required to comply with extensive and complex U.S. laws and regulations at the federal and state levels. Although many regulatory and governmental requirements do not directly apply to our business, our clients are required to comply with a variety of U.S. laws, and we may be affected by these laws as a result of our contractual obligations. We have attempted to structure our operations to comply with laws, regulations and other requirements applicable to us directly and to our clients, members, fertility specialists and specialty pharmacies, but there can be no assurance that our operations will not be challenged or impacted by enforcement initiatives.

Healthcare Reform

        It is uncertain how our operations will be affected by the changing political, legislative, and regulatory landscapes, as well as other influences impacting the healthcare industry. While the most salient vehicle for healthcare reform, the Patient Protection and Affordable Care Act, or ACA, does not directly regulate our business as a benefit area, it does affect the coverage and plan designs that are or will be provided by certain insurance carriers and certain of our clients, as well as the overall reimbursement environment for healthcare providers. Other health reform efforts have been proposed by members of Congress, such as measures that would expand the role of government-sponsored coverage, including further reform to the ACA, as well as single payer or so-called "Medicare-for-All" proposals, which could have far-reaching implications for the healthcare industry if enacted.

        We are unable to predict how the full impact of healthcare reform initiatives events will ultimately be resolved and what the potential impact may be on our business and on our relationships with current and future clients, insurance carriers, and healthcare providers.

Licensing Requirements

        Many states have licensure or registration requirements for entities providing third-party administrator, or TPA, or pharmacy benefit management, or PBM, services. Given the nature and scope of the solutions and services that we provide, we are required to maintain TPA and PBM licenses and registrations in certain jurisdictions and to ensure that such licenses and registrations are in good standing on an annual basis. These licenses require us to comply with the rules and regulations of the governmental bodies that issued such licenses. Our failure to comply with such rules and regulations could result in administrative penalties, the suspension of a license, or the loss of a license, all of which could negatively impact our business.

        Separately, states impose licensing requirements on insurers, risk-bearing entities, and insurance agents, as well as those entities that provide utilization review services. We do not believe that our services require us to be licensed under these state laws. We are unable to predict, however, how our services may be viewed by regulators over time, how these laws and regulations will be interpreted, or the full extent of their application. If a regulatory authority in any state determine that the nature of our business requires that we be licensed under such state laws, we may need to restructure our business to comply with any related requirements.

        Fraud and Abuse Laws.    Many of our clients, insurance carriers, and network healthcare providers are impacted directly and indirectly by certain fraud and abuse laws. Because the solutions we provide are not reimbursed by government healthcare payors, such fraud and abuse laws generally do not directly apply to our business.

        ERISA.    The Employee Retirement Income Security Act of 1974, or ERISA, regulates certain aspects of employee pension and health benefits plans, including self-funded corporate health plans, sponsored by our clients, with which we have agreements to provide TPA services. We believe the conduct of our business vis-a-vis these plans is not generally subject to the fiduciary obligations of ERISA. However, there can be no assurance the United States Department of Labor, or the DOL, which is the agency that enforces ERISA, would not in the future assert that the fiduciary obligations imposed by ERISA apply to certain aspects of our operations or courts would not reach such a ruling in private ERISA litigation. In addition to its fiduciary provisions, ERISA has broad preemptive effect and has been held to preempt state laws imposing transparency requirements on PBMs. ERISA also imposes civil and criminal liability on service providers to health plans subject to ERISA and certain other persons with relationships to such plan if certain forms of illegal or prohibited remuneration are made or received by such service providers or other persons. These provisions of ERISA are similar, but not identical, to the healthcare anti-kickback laws described above, although ERISA lacks the statutory and regulatory "safe harbor" exceptions incorporated into the healthcare anti-kickback laws. Like the healthcare anti-kickback laws, the corresponding provisions of ERISA are broadly written and their application to particular cases can be uncertain. Employee benefits plans subject to ERISA are subject to certain rules, published by the DOL, including certain reporting requirements for direct and indirect compensation received by plan service providers. However, many self-funded health plans such as the plans that we have contracts with are exempt from these reporting requirements under current law. At this time, we are unable to predict whether the DOL will issue additional regulations or guidance on reporting or which additional regulations, if any, may be proposed in formal rulemaking by the DOL.

        Prompt Pay Laws.    Certain states have laws regulating the amount of time that may elapse from when a third-party payor receives a claim for services rendered to when those services are paid. Many of these state laws do not apply to our business as these laws are preempted by ERISA or otherwise exempt entities like us that provide TPA-only services.

        Network Adequacy and Access.    Certain states and government programs have laws regulating healthcare provider networks in order to ensure adequacy and access for beneficiaries and providers. These laws may affect us and our payor clients in network design and management. If we do not comply, we could face enforcement action or other penalties.

Requirements Regarding the Privacy and Security of Personal Information

        HIPAA Privacy and Security Requirements.    There are numerous federal and state laws and regulations related to the privacy and security of health information. In particular, regulations promulgated pursuant to the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, or collectively referred to as HIPAA, establish privacy and security standards that limit the use and disclosure of certain individually identifiable health information (known as "protected health information") and require the implementation of administrative, physical and technological safeguards to protect the privacy of protected health information and ensure the confidentiality, integrity and availability of electronic protected health information.

        As a provider of services to entities subject to HIPAA, we are directly subject to certain provisions of the regulations as a "Business Associate." When acting as a Business Associate under HIPAA, to the extent permitted by applicable privacy regulations and contracts and associated Business Associate Agreements with our clients, we are permitted to use and disclose protected health information to perform our solutions and for other limited purposes, but other uses and disclosures, such as marketing communications, require written authorization from the patient or must meet an exception specified under the privacy regulations.

        Other Privacy and Security Requirements.    In addition to HIPAA, numerous other federal and state laws govern the collection, dissemination, use, access to and confidentiality of personal information. Certain federal and state laws protect types of personal information that may be viewed as particularly sensitive. For example, New York's Public Health Law, Article 27-F protects information that could reveal confidential HIV-related information about an individual. State laws are contributing to increased enforcement activity and may also be subject to interpretation by various courts and other governmental authorities. Further, California recently enacted the California Consumer Privacy Act, or CCPA, which goes into operation on January 1, 2020. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation.

        Data Protection and Breaches.    Laws in all 50 states require businesses to provide notice to clients whose personally identifiable information has been disclosed as a result of a data breach. Most states require holders of personal information to maintain safeguards and take certain actions in response to a data breach, such as providing prompt notification of the breach to affected individuals or the state's attorney general. A non-permitted use or disclosure of protected health information is presumed to be a breach under HIPAA unless the Covered Entity or Business Associate establishes that there is a low probability the information has been compromised consistent with requirements enumerated in HIPAA. As a Business Associate under HIPAA, we are required to report breaches of unsecured protected health information to Covered Entities within 60 days of discovery of the breach.

        HIPAA Transaction and Identifier Standards.    HIPAA and its implementing regulations mandate format and data content standards and provider identifier standards (known as the National Provider Identifier) that must be used in certain electronic transactions, such as claims, payment advice and eligibility inquiries. HHS now requires the use of updated standard code sets for diagnoses and procedures known as the ICD-10 code sets. Enforcement of compliance with these standards falls under HHS and is carried out by CMS. In the event new requirements are imposed, we will be required to modify our systems and processes to accommodate these changes.

        Consumer Protection Laws.    Federal and state consumer protection laws are being applied increasingly by the Federal Trade Commission, or FTC, Federal Communications Commission, or FCC, and states' attorneys general to regulate the collection, use, storage and disclosure of personal or health information, through websites or otherwise, and to regulate the presentation of website content. Courts may also adopt the standards for fair information practices promulgated by the FTC, which concern consumer notice, choice, security and access. Consumer protection laws require us to publish statements to our members that describe how we handle personal information and choices members may have about the way we handle personal information. If such information that we publish is considered untrue, we may be subject to government claims of unfair or deceptive trade practices, which could lead to significant liabilities and consequences.

        Restrictions on Communication.    Communications with our members increasingly may be subject to and restricted by laws and regulations governing communications via telephone, fax, text, and email. We also use email and social media platforms as marketing tools. For example, we maintain social media accounts. As laws and regulations, including FTC enforcement, rapidly evolve to govern the use of these platforms and devices, the failure by us, our employees or third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms and devices could adversely impact our business, financial condition and results of operations or subject us to fines or other penalties.

Intellectual Property

        We rely on trademarks, copyrights, trade secrets, intellectual property assignment agreements, confidentiality procedures, non-disclosure agreements, and employee non-disclosure and invention assignment agreements to establish and protect our proprietary rights. Though we rely in part upon these legal and contractual protections, we believe that factors such as our relationships with providers and clients, unique benefits model, ability to track outcomes and creation of resources for all constituents, along with the skills and ingenuity of our employees, are larger contributors to our success our company. Other than the trademark Progyny (and design), Smart Cycle and UnPack It, which are not subject to any known rights of others, including any impairments, assignments or pledges, we do not believe our business is dependent to a material degree on trademarks, patents, copyrights or trade secrets.

Our Employees

        As of March 31, 2019, we had 125 full-time employees. None of our employees are represented by a labor union or covered by collective bargaining agreements, and we have not experienced any work stoppages.

Our Facilities

        Our corporate headquarters occupies approximately 13,600 square feet in New York, New York, under a sublease that expires in February 2020. We use this space for administration, sales and marketing and client support.

        We intend to add new facilities as we add employees and grow our business, and we believe that suitable additional or substitute space will be available on commercially reasonable terms to meet our future needs.

Legal Proceedings

        On January 14, 2019, a vendor filed a Demand for Arbitration and Statement of Claim against us for alleged breach of the November 10, 2017 Preferred Specialty Pharmacy Agreement, or the Agreement, between us and the vendor. On March 13, 2019, we terminated the Agreement for material breach with the vendor. On April 3, 2019, the vendor filed a Second Amended Demand for Arbitration, or SAD, for breach of the Agreement. The vendor seeks damages, fees, interest and costs. Pursuant to a schedule set forth by the Arbitration Panel, on May 3, 2019, we filed a Motion to Dismiss the SAD. That Motion to Dismiss was fully briefed on June 14, 2019 and was decided on July 31, 2019. The Arbitration Panel dismissed two of the vendor's four claims. We believe the vendor's remaining claims are without merit and intend to vigorously defend against the claims in the arbitration. See "Risk Factors—Risks Related to Our Business and Industry—Any litigation against us could be costly and time-consuming to defend and could harm our business, financial condition and results of operations."

        We believe there is no other litigation pending that could have, individually or in the aggregate, a material adverse effect on our financial position, results of operations, or cash flows. However, in addition to the matter described above, we may, from time to time, be involved in various legal proceedings arising from the normal course of business activities. Defending such proceedings is costly and can impose a significant burden on management and employees. The results of litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

        The following table sets forth information for our executive officers and directors as of March 31, 2019:

Name	Age	Position
Executive Officers:
David Schlanger	59	Chief Executive Officer and Director
Peter Anevski	51	President, Chief Financial and Operating Officer
Karin Ajmani	48	Executive Vice President, Chief of Strategic Development
Jennifer Bealer	38	Executive Vice President, General Counsel
Non-Employee Directors:
Beth Seidenberg, M.D.	62	Chair of the Board of Directors
Fred E. Cohen, M.D., D.Phil.	62	Director
Norman Payson, M.D.	71	Director
Simeon George, M.D.	42	Director

Executive Officers

        David Schlanger has served as our Chief Executive Officer since January 2017 and on our board of directors since March 2017. From August 2013 until September 2016, he served as the Chief Executive Officer of WebMD Health Corp., or WebMD. Prior to that, he served as the Interim Chief Executive Officer and in various other senior executive positions at WebMD and predecessor companies for more than 15 years, including as Senior Vice President, Strategic and Corporate Development and Senior Vice President, Corporate Development. Mr. Schlanger received his B.S. from Georgetown University and his J.D. from the University of Michigan Law School. We believe that Mr. Schlanger is qualified to serve on our board of directors because of his extensive experience at healthcare companies and in executive management.

        Peter Anevski has served as our Chief Financial and Operating Officer since January 2017 and our President since June 2019. Mr. Anevski has extensive experience managing financial functions for public companies. From May 2013 until September 2016, he served as the Executive Vice President and Chief Financial Officer of WebMD. Prior to that, Mr. Anevski served in senior finance and operations roles at WebMD and predecessor companies for 14 years, including as Senior Vice President, Finance. Mr. Anevski received his B.A. in Accounting from Montclair State University.

        Karin Ajmani has served as our Chief of Strategic Development since June 2019 and has extensive experience in the public health and managed care industries. Prior to that, she served as our President from August 2018 to June 2019 and as our President, Healthcare Solutions from July 2015 until August 2018. From January 2008 until June 2015, she served as the Chief Executive Officer of US Imaging Network, a radiology network. Ms. Ajmani has served on the board of directors of Citra Health Solutions since 2014. Ms. Ajmani received her B.A. from the University of Pittsburgh and her Masters of Public Health, Health Policy and Management from Columbia University Mailman School of Public Health.

        Jennifer Bealer has served as our General Counsel since October 2017. Prior to that, she was an Associate at Ropes & Gray's nationally-ranked healthcare practice from November 2010 to October 2017, where she gained extensive expertise in providing healthcare clients with strategic, regulatory, compliance and transaction advice. Ms. Bealer holds Bachelor of Science degrees in Biology and Psychology from the Pennsylvania State University and received her J.D. from the University of Pennsylvania Law School and her A.L.M from Harvard University and Master of Bioethics from University of Pennsylvania School of Medicine.

Non-Employee Directors

        Beth Seidenberg, M.D.    has served on our board of directors since May 2010 and since June 2015, she has served as Chair of our board of directors. Dr. Seidenberg has been a partner at Kleiner Perkins, a venture capital firm, since May 2005, where she primarily focuses on life sciences investing. Prior to joining Kleiner Perkins, Dr. Seidenberg was the Senior Vice President, Head of Global Development and Chief Medical Officer at Amgen, Inc., a biotechnology company. In addition, Dr. Seidenberg was a senior executive in research and development at Bristol Myers Squibb Company, a biopharmaceutical company, and Merck. Dr. Seidenberg has served on the board of directors of Epizyme, Inc. since February 2008 and on the board of directors of Atara Biotherapeutics since August 2012. From June 2011 to February 2019, she served on the board of directors of Tesaro, Inc. and from December 2012 until June 2018 she served on the board of directors of ARMO BioSciences, Inc. Dr. Seidenberg received a B.S. from Barnard College and an M.D. from the University of Miami School of Medicine and completed her post-graduate training at the Johns Hopkins University, George Washington University and the National Institutes of Health. We believe that Dr. Seidenberg is qualified to serve on our board of directors because of her extensive experience in the life sciences industry as a senior executive and venture capitalist, as well as her training as a physician.

        Fred E. Cohen, M.D. D.Phil.    has served on our board of directors since March 2015. Dr. Cohen is currently a Senior Advisor to TPG Capital, where he previously served for over 15 years as a Partner, and founder of TPG Biotechnology, a life science focused venture capital fund. Beginning in November 2017, Dr. Cohen has served as a co-founder and senior managing director of Vida Ventures, LLC, a biotechnology venture capital fund. In addition, for over two decades throughout his career, Dr. Cohen has been affiliated with University of California, San Francisco where he held various clinical responsibilities, including as a research scientist, an internist for hospitalized patients, a consulting endocrinologist, and the Chief of the Division of Endocrinology and Metabolism. Dr. Cohen currently serves on the boards of directors of the following public companies: Urogen Pharma Ltd. (since May 2017), Genomic Health Inc. (since April 2002), CareDx, Inc. (since January 2003), Intellia Therapeutics, Inc. (since January 2019) and Veracyte, Inc. (since 2007). Dr. Cohen also serves on the board of directors of several privately-held companies and previously served on the board of directors of BioCryst Pharmaceuticals, Inc. from July 2013 until January 2019, Quintiles Transnational Holdings, Inc. from May 2007 to November 2015, Roka Bioscience, Inc. from September 2009 to October 2017, Five Prime Therapeutics, Inc. from May 2002 until May 2018 and Tandem Diabetes Care, Inc from June 2013 until June 2019. Dr. Cohen received his B.S. degree in Molecular Biophysics and Biochemistry from Yale University, his D.Phil. in Molecular Biophysics from Oxford on a Rhodes Scholarship, and his M.D. from Stanford. He is a member of the National Academy of Medicine and the American Academy of Arts and Sciences. We believe that Dr. Cohen is qualified to serve on our board of directors because of his financial and medical knowledge and experience.

        Norman Payson, MD has served on our board of directors since December 2016. Dr. Payson was co-founder and Chief Executive Officer of Healthsource from 1985 to 1997, Chief Executive Officer of Oxford Health Plans from 1998 to 2002, Chairman of Concentra from 2005 to 2008 and Chief Executive Officer of Apria Healthcare Group Inc. from 2008 to 2012, where he is currently a member of the board of directors and a consultant. Since 1997, Dr. Payson has served as President of NCP, Inc., his family office, through which he engages in consulting and personal investment activities. Additionally, Dr. Payson has served as a strategic advisor for Evolent Health, Inc., or Evolent, since March 2014 and from December 2013 to June 2019, Dr. Payson also served on the board of directors of Evolent. Additionally, Dr. Payson is currently serving on the Board of Directors of various private and not-for-profit companies including Access Clinical Partners, City of Hope, Smile Brands, Mailman School of Public Health at Columbia, HPM National Advisory Board, USC Schaeffer Center Advisory Board and the Center of Orthopedic Research and Excellence. Until June 2019, Dr. Payson served as a director at Geisel School of Medicine at Dartmouth, where he now serves as director emeritus.

Dr. Payson holds a Bachelor of Science degree in earth and planetary sciences from the Massachusetts Institute of Technology and received his doctorate in medicine from Dartmouth Medical School. We believe that Dr. Payson is qualified to serve on our board of directors because of his 30-year career as chief executive officer or chairman of multiple healthcare organizations, including publicly-traded companies.

        Simeon George, M.D., M.B.A.    has served on our board of directors since May 2012. Dr. George joined S.R. One, Limited in September 2007 as an Associate and later became Partner, and since February 2019 has served as Chief Executive Officer. From 2006 to 2007, Dr. George was a consultant at Bain & Company, and in 2004 he was an investment banker at Goldman Sachs and Merrill Lynch. Dr. George currently serves on the boards of directors of the following public companies: Principia Biopharma Inc. (since February 2011), CRISPR Therapeutics (since April 2015) and Turning Point Therapeutics, Inc. (since May 2017). Dr. George also served on the boards of directors of HTG Molecular Diagnostics, Inc., from June 2011 until October 2015, and Genocea Biosciences, Inc., from February 2009 to December 2014. Dr. George received his B.A. in neuroscience from the Johns Hopkins University, where he graduated Phi Beta Kappa. He received his M.D. from the University of Pennsylvania School of Medicine and his M.B.A. (Mayer Scholar) from the Wharton School of the University of Pennsylvania. We believe Dr. George is qualified to serve as a member of our board of directors due to his educational background in sciences, as well as financial understanding of the biotechnology industry gained from his investing experience.

Composition of Our Board of Directors

        Our business and affairs are managed under the direction of our board of directors. We currently have five directors. All of our directors currently serve on the board of directors pursuant to the provisions of a voting agreement between us and several of our stockholders. This agreement will terminate upon the closing of this offering, after which there will be no further contractual obligations regarding the election of our directors. Following the completion of this offering, no stockholder will have any special rights regarding the election or designation of members of our board of directors. Our current directors will continue to serve as directors until their resignation, removal or successor is duly elected.

        Our board of directors may establish the authorized number of directors from time to time by resolution. In accordance with our amended and restated certificate of incorporation that will be in effect on the completion of this offering, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

  •
  the Class I directors will be                        and                         , whose terms will expire at the annual meeting of stockholders to be held in 2021;

  •
  the Class II directors will be                        and                         , whose terms will expire at the annual meeting of stockholders to be held in 2022; and

  •
  the Class III director will be                        , whose term will expire at the annual meeting of stockholders to be held in 2023.

        We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Director Independence

        Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning her or his background, employment and affiliations, our board of directors has determined that                        ,                         and                         do not have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under the listing standards. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our Company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares by each non-employee director and the transactions described in the section titled "Certain Relationships and Related Party Transactions."

Committees of Our Board of Directors

        Our board of directors has established an audit committee and a compensation committee, and will establish a nominating and corporate governance committee prior to the completion of this offering. The composition and responsibilities of each of the committees of our board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

  Audit Committee

        Our audit committee consists of                        ,                         and                         . Our board of directors has determined that                         satisfies the independence requirements under                        listing standards and Rule 10A-3(b)(1) of the Exchange Act. The chair of our audit committee is                        , who our board of directors has determined is an "audit committee financial expert" as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act. Each member of our audit committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, our board of directors has examined each audit committee member's scope of experience and the nature of their employment in the corporate finance sector.

        The primary purpose of the audit committee is to discharge the responsibilities of our board of directors with respect to our corporate accounting and financial reporting processes, systems of internal control and financial statement audits, and to oversee our independent registered public accounting firm. Specific responsibilities of our audit committee include:

  •
  helping our board of directors oversee our corporate accounting and financial reporting processes;

  •
  managing the selection, engagement, qualifications, independence and performance of a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

  •
  discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;

  •
  developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

  •
  reviewing related person transactions;

  •
  obtaining and reviewing a report by the independent registered public accounting firm at least annually that describes our internal quality control procedures, any material issues with such procedures and any steps taken to deal with such issues when required by applicable law; and

  •
  approving or, as permitted, pre-approving, audit and permissible non-audit services to be performed by the independent registered public accounting firm.

        Our audit committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable listing standards of the                         .

  Compensation Committee

        Our compensation committee consists of                        and                         . The chair of our compensation committee is                        . Our board of directors has determined that each of                        and                         is independent under                        listing standards and a "non-employee director" as defined in Rule 16b-3 promulgated under the Exchange Act.

        The primary purpose of our compensation committee is to discharge the responsibilities of our board of directors in overseeing our compensation policies, plans and programs and to review and determine the compensation to be paid to our executive officers, directors and other senior management, as appropriate. Specific responsibilities of our compensation committee include:

  •
  reviewing and approving the compensation of our chief executive officer, other executive officers and senior management;

  •
  reviewing, evaluating and recommending to our board of directors succession plans for our executive officers;

  •
  reviewing and recommending to our board of directors the compensation paid to our directors;

  •
  administering our equity incentive plans and other benefits programs;

  •
  reviewing, adopting, amending and terminating incentive compensation and equity plans, severance agreements, profit sharing plans, bonus plans, change-of-control protections and any other compensatory arrangements for our executive officers and other senior management; and

  •
  reviewing and establishing general policies relating to compensation and benefits of our employees, including our overall compensation philosophy.

        Our compensation committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable listing standards of the                         .

  Nominating and Corporate Governance Committee

        Our nominating and corporate governance committee will consist of                        and                         . The chair of our nominating and corporate governance committee will be                        . Our board of directors has determined that each member of the nominating and corporate governance committee is independent under the                         listing standards.

        Specific responsibilities of our nominating and corporate governance committee will include:

  •
  identifying and evaluating candidates, including the nomination of incumbent directors for reelection and nominees recommended by stockholders, to serve on our board of directors;

  •
  considering and making recommendations to our board of directors regarding the composition and chairmanship of the committees of our board of directors;

  •
  instituting plans or programs for the continuing education of our board of directors and orientation of new directors;

  •
  developing and making recommendations to our board of directors regarding corporate governance guidelines and matters; and

  •
  overseeing periodic evaluations of the board of directors' performance, including committees of the board of directors.

        Our nominating and corporate governance committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable listing standards of
the                        .

Code of Conduct

        We have adopted a Code of Conduct that applies to all our employees, officers and directors. This includes our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. The full text of our Code of Conduct will be posted on our website at www.progyny.com. We intend to disclose on our website any future amendments of our Code of Conduct or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions or our directors from provisions in the Code of Conduct. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

Compensation Committee Interlocks and Insider Participation

        None of the members of the compensation committee are currently, or have been at any time, one of our officers or employees. None of our executive officers currently serve, or have served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Non-Employee Director Compensation

        Prior to this offering, we did not pay compensation to any of our non-employee directors. Our board of directors has adopted a non-employee director compensation policy, effective as of June 2019, which is designed to enable us to attract and retain, on a long-term basis, highly qualified non-employee directors. Under the policy, each non-employee director will be paid cash compensation from and after the completion of this offering, as set forth below:

Position	Annual Retainer ($)
Board of Directors	40,000
Board of Directors Chair	25,000
Audit Committee Chair	20,000
Compensation Committee Chair	10,000
Nominating Committee Chair	7,500

        In addition, each of our non-employee directors will receive an initial option grant to purchase 200,000 shares of our common stock upon their election or appointment to our board of directors. For any director elected prior to the completion of this offering, 25% of the shares underlying this option will vest on the first anniversary of the completion of the offering, with the remaining shares vesting in 36 equal monthly installments thereafter. For any director elected after the completion of this offering, 25% of the shares underlying this option will vest on the first anniversary of our first annual stockholders' meeting held after the completion of the offering, with the remaining shares vesting in 36 equal monthly installments thereafter. All vesting of equity awards under our non-employee director compensation policy is subject to the director's continuous service as of each applicable vesting date.

EXECUTIVE COMPENSATION

        Our named executive officers, consisting of our principal executive officer and the next two most highly compensated executive officers, as of December 31, 2018, were:

  •
  David Schlanger, our Chief Executive Officer;

  •
  Peter Anevski, our President, Chief Financial & Operating Officer; and

  •
  Karin Ajmani, our Executive Vice President, Chief of Strategic Development.

2018 Summary Compensation Table

        The following table presents all of the compensation awarded to or earned by or paid to our named executive officers for the year ended December 31, 2018.

Name and Principal Position	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
David Schlanger	350,000	175,000	1,204,158	74,574	1,803,732
Chief Executive Officer
Peter Anevski	325,000	163,000	688,090	53,698	1,229,788
President, Chief Financial & Operating Officer
Karin Ajmani	325,000	100,000	260,174	9,520	694,694
Executive Vice President, Chief of Strategic Development

(1)
Amounts reflect merit-based discretionary bonuses for all named executive officers.

(2)
Amounts reported represent the aggregate grant date fair value of stock options granted to our executive officers during 2018 under our 2017 Plan, computed in accordance with ASC Topic 718. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in the notes to our audited consolidated financial statements included elsewhere in this prospectus. This amount does not reflect the actual economic value that may be realized by the executive officer.

(3)
Amounts include $72,000 and $48,000 in housing expenses provided to Mr. Schlanger and Mr. Anevski, respectively. The remainder of the amounts in this column include 401(k) matching contributions and group term life insurance tax reimbursements made to each of our named executive officers.

Outstanding Equity Awards as of December 31, 2018

        The following table presents information regarding outstanding equity awards held by our named executive officers as of December 31, 2018.

	Option Awards(1)
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable		Option Exercise Price ($)	Option Expiration Date
David Schlanger	8/4/2017	13,012,278	14,143,782	(2)	0.20	8/3/2027
	8/17/2018	441,686	480,094	(2)	0.33	8/16/2028
Peter Anevski	8/4/2017	7,435,588	8,082,161	(2)	0.20	8/3/2027
	8/17/2018	252,392	274,340	(2)	0.33	8/16/2028
Karin Ajmani	9/16/2015	2,664,986	454,998	(3)	0.19	9/15/2025
	11/3/2016	1,419,600	—		0.32	11/2/2026
	8/4/2017	1,956,673	2,739,343	(4)	0.20	8/3/2027

(1)
All of the option awards listed in the table above were granted under the 2017 Plan, other than options granted to Ms. Ajmani in 2015 and 2016, which were granted under the 2008 Plan. The terms of both plans are described below under "—Equity Incentive Plans."

(2)
These options vested 25% on January 16, 2018 with the remaining 75% vesting in equal monthly installments over the next three years.

(3)
These options vested 25% on July 1, 2016 with the remaining 75% vesting in equal monthly installments over the next three years.

(4)
These options vested 25% on April 1, 2018 with the remaining 75% vesting in equal monthly installments over the next three years.

Employment Arrangements

        We have entered into employment arrangements with each of our named executive officers. The arrangements generally provide for at-will employment without any specific term and set forth the named executive officer's initial base salary, bonus potential, eligibility for employee benefits and severance benefits upon a qualifying termination of employment, subject to such employee executing a separation agreement with us.

  David Schlanger

        In                    2019, we entered into an amended and restated employment agreement with Mr. Schlanger, our Chief Executive Officer in July 2019. Pursuant to his agreement, Mr. Schlanger is entitled to an annual base salary of $500,000 and is eligible to receive an annual discretionary performance and retention bonus of up to a maximum of 75% of his annual salary.

        Pursuant to his agreement, if Mr. Schlanger is terminated by us without "cause" or if Mr. Schlanger resigns for "good reason" outside of the "change in control period" (as those terms are defined in his agreement), he is entitled to: (1) continued payment of his then-current base salary for a period of 12 months, (2) payment of his current year target bonus, prorated based on completed months of service to the date of termination, as well as any bonus relating to the prior year, (3) payment of premiums for continued health benefits to him under COBRA for up to 12 months following his termination, (4) 12 months of accelerated vesting of any of his then-unvested shares subject to outstanding equity awards and (5) his options remaining exercisable for 12 months following his termination. If Mr. Schlanger is terminated without cause or resigns with good reason within one month prior to or within two years following our "acquisition" (as defined in his agreement), he is entitled to the aforementioned payments and benefits, except that any then-unvested outstanding equity awards will become vested in their entirety as of the last day of his employment. If Mr. Schlanger resigns without good reason or is terminated for cause or death, he will not be entitled to any severance benefits, his options will no longer vest and all payments, other than those already earned, will terminate. If Mr. Schlanger is terminated because of his disability, then his then-outstanding options will be exercisable for 12 months following his last day of employment. Mr. Schlanger's benefits are conditioned, among other things, on his complying with his post-termination obligations under his agreement and timely signing a general release of claims in our favor.

  Peter Anevski

        In                    2019, we entered into an amended and restated employment agreement with Mr. Anevski, our President, Chief Operating & Financial Officer in July 2019. Pursuant to his agreement, Mr. Anevski is entitled to an annual base salary of $425,000 and is eligible to receive an annual discretionary performance and retention bonus of up to a maximum of 75% of his annual salary.

        Pursuant to his agreement, if Mr. Anevski is terminated by us without "cause" or if Mr. Anevski resigns for "good reason" outside of the "change of control period" (as those terms are defined in his agreement), he is entitled to: (1) continued payment of his then-current base salary for a period of 12 months, (2) payment of his current year target bonus, prorated based on completed months of service to the date of termination, as well as any bonus relating to the prior year, (3) payment of premiums for continued health benefits to him under COBRA for up to 12 months following his termination, (4) 12 months of accelerated vesting of any of his then-unvested shares subject to outstanding equity awards and (5) his options remaining exercisable for 12 months following his termination. If Mr. Anevski is terminated without cause or resigns with good reason within one month prior to or within two years following our "acquisition" (as defined in his agreement), he is entitled to the aforementioned payments and benefits, except that any then-unvested outstanding equity awards will become vested in their entirety as of the last day of his employment. If Mr. Anevski resigns without good reason or is terminated for cause or death, he will not be entitled to any severance benefits, his equity awards will no longer vest and all payments, other than those already earned, will terminate. If Mr. Anevski is terminated because of his disability, then his then-outstanding options will be exercisable for 12 months following his last day of employment. Mr. Anevski's benefits are conditioned, among other things, on his complying with his post-termination obligations under his offer letter and timely signing a general release of claims in our favor.

  Karin Ajmani

        We entered into a letter agreement with Ms. Ajmani, our Executive Vice President, Chief of Strategic Development in June 2015, which was amended and restated in June 2019 and governs the current terms of her employment with us. Pursuant to her agreement, Ms. Ajmani is entitled to: (1) an annual base salary of $325,000, (2) is eligible to receive an annual discretionary bonus of up to a maximum of 50% of her annual salary, based on the achievement of certain individual performance goals and our achievement of certain performance targets, and (3) was granted options to purchase 750,000 shares of our common stock, which option will vest as to 25% on the one year anniversary of the grant date and the remainder will vest monthly over the following 36 months.

        Pursuant to her letter agreement, if Ms. Ajmani is terminated by us without "cause" or if Ms. Ajmani resigns for "good reason" (each as defined in her letter agreement), she is entitled to: (1) continued payment of her base salary for a period of 12 months, (2) payment of premiums for continued health benefits to her under COBRA for up to 12 months following her termination, (3) accelerated vesting of any then-unvested options that would have vested through the 12 month anniversary of her termination, (4) payment of her target bonus for the then-current year, pro-rated to the date of termination and payment of the prior year's bonus to the extent as determined by our Board and (5) extension of the exercise period of any outstanding non-qualified stock options for a period of six months following her termination. In the event that Ms. Ajmani is terminated by us without cause or she resigns for good reason in connection with our "acquisition" (as defined in her letter agreement), then all of Ms. Ajmani's unvested options will become 100% vested and exercisable as of the date of her last day of employment with us. If Ms. Ajmani is terminated with cause, resigns without good reason, or her employment ends because of her death or disability, then she will not be entitled to any severance benefits, her options will no longer vest and all payments, other than those already earned, will terminate. Ms. Ajmani's benefits are conditioned, among other things, on her signing a general release of claims in our favor.

Equity Incentive Plans

  2019 Equity Incentive Plan

        Our board of directors adopted our 2019 Plan in                        2019, and we expect our stockholders to approve our 2019 Plan prior to the completion of this offering. Our 2019 Plan is a successor to and continuation of our 2017 Plan. Our 2019 Plan will become effective on the date of the underwriting agreement related to this offering. The 2019 Plan came into existence upon its adoption by our board of directors, but no grants will be made under the 2019 Plan prior to its effectiveness. Once the 2019 Plan is effective, no further grants will be made under the 2017 Plan.

        Awards.    Our 2019 Plan provides for the grant of incentive stock options (ISOs) within the meaning of Section 422 of the Internal Revenue Code (Code) to employees, including employees of any parent or subsidiary, and for the grant of nonstatutory stock options (NSOs), stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards and other forms of awards to employees, directors and consultants, including employees and consultants of our affiliates.

        Authorized Shares.    Initially, the maximum number of shares of our common stock that may be issued under our 2019 Plan after it becomes effective will not exceed            shares of our common stock, which is the sum of (1)             new shares, plus (2) an additional number of shares not to exceed            , consisting of (A) shares that remain available for the issuance of awards under our 2017 Plan as of immediately prior to the time our 2019 Plan becomes effective and (B) shares of our common stock subject to outstanding stock options or other stock awards granted under our 2017 Plan or 2008 Plan that, on or after the 2019 Plan becomes effective, terminate or expire prior to exercise or settlement; are not issued because the award is settled in cash; are forfeited because of the failure to vest; or are reacquired or withheld (or not issued) to satisfy a tax withholding obligation or the purchase or exercise price, if any, as such shares become available from time to time. In addition, the number of shares of our common stock reserved for issuance under our 2019 Plan will automatically increase on            of each calendar year, starting on                        , 2020 through                        , 2029, in an amount equal to (i)         % of the total number of shares of our common stock outstanding on            of the fiscal year before the date of each automatic increase, or (ii) a lesser number of shares determined by our board of directors prior to the applicable            . The maximum number of shares of our common stock that may be issued on the exercise of ISOs under our 2019 Plan is            shares.

        Shares subject to stock awards granted under our 2019 Plan that expire or terminate without being exercised in full or that are paid out in cash rather than in shares do not reduce the number of shares available for issuance under our 2019 Plan. Shares withheld under a stock award to satisfy the exercise, strike or purchase price of a stock award or to satisfy a tax withholding obligation do not reduce the number of shares available for issuance under our 2019 Plan. If any shares of our common stock issued pursuant to a stock award are forfeited back to or repurchased or reacquired by us (1) because of a failure to meet a contingency or condition required for the vesting of such shares, (2) to satisfy the exercise, strike or purchase price of an award or (3) to satisfy a tax withholding obligation in connection with an award, the shares that are forfeited or repurchased or reacquired will revert to and again become available for issuance under the 2019 Plan. Any shares previously issued which are reacquired in satisfaction of tax withholding obligations or as consideration for the exercise or purchase price of a stock award will again become available for issuance under the 2019 Plan.

        Plan Administration.    Our board of directors, or a duly authorized committee of our board of directors, will administer our 2019 Plan and is referred to as the "plan administrator" herein. Our board of directors may also delegate to one or more of our officers the authority to (1) designate employees (other than officers) to receive specified stock awards and (2) determine the number of shares subject to such stock awards. Under our 2019 Plan, our board of directors has the authority to determine award recipients, grant dates, the numbers and types of stock awards to be granted, the applicable fair market value, and the provisions of each stock award, including the period of exercisability and the vesting schedule applicable to a stock award.

        Under the 2019 Plan, the board of directors also generally has the authority to effect, with the consent of any materially adversely affected participant, (A) the reduction of the exercise, purchase, or strike price of any outstanding option or stock appreciation right; (B) the cancellation of any outstanding option or stock appreciation right and the grant in substitution therefore of other awards, cash, or other consideration; or (C) any other action that is treated as a repricing under generally accepted accounting principles.

        Stock Options.    ISOs and NSOs are granted under stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2019 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2019 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator.

        The plan administrator determines the term of stock options granted under the 2019 Plan, up to a maximum of 10 years. Unless the terms of an optionholder's stock option agreement provide otherwise, if an optionholder's service relationship with us or any of our affiliates ceases for any reason other than disability, death, or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws. If an optionholder's service relationship with us or any of our affiliates ceases due to death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 18 months following the date of death. If an optionholder's service relationship with us or any of our affiliates ceases due to disability, the optionholder may generally exercise any vested options for a period of 12 months following the cessation of service. In the event of a termination for cause, options generally terminate upon the termination date. In no event may an option be exercised beyond the expiration of its term.

        Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (1) cash, check, bank draft or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of our common stock previously owned by the optionholder, (4) a net exercise of the option if it is an NSO, or (5) other legal consideration approved by the plan administrator.

        Unless the plan administrator provides otherwise, options or stock appreciation rights generally are not transferable except by will or the laws of descent and distribution. Subject to approval of the plan administrator or a duly authorized officer, an option may be transferred pursuant to a domestic relations order, official marital settlement agreement, or other divorce or separation instrument.

        Tax Limitations on ISOs.    The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an award holder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our parent or subsidiary corporations unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (2) the term of the ISO does not exceed five years from the date of grant.

        Restricted Stock Unit Awards.    Restricted stock unit awards are granted under restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock unit awards that have not vested will be forfeited once the participant's continuous service ends for any reason.

        Restricted Stock Awards.    Restricted stock awards are granted under restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past or future services to us, or any other form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant's service relationship with us ends for any reason, we may receive any or all of the shares of common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.

        Stock Appreciation Rights.    Stock appreciation rights are granted under stock appreciation right agreements adopted by the plan administrator. The plan administrator determines the purchase price or strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. A stock appreciation right granted under the 2019 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator. Stock appreciation rights may be settled in cash or shares of common stock or in any other form of payment as determined by the Board and specified in the stock appreciation right agreement.

        The plan administrator determines the term of stock appreciation rights granted under the 2019 Plan, up to a maximum of 10 years. If a participant's service relationship with us or any of our affiliates ceases for any reason other than cause, disability, or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. This period may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant's service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.

        Performance Awards.    The 2019 Plan permits the grant of performance awards that may be settled in stock, cash or other property. Performance awards may be structured so that the stock or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. Performance awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, the common stock.

        The performance goals may be based on any measure of performance selected by the board of directors. The performance goals may be based on company-wide performance or performance of one or more business units, divisions, affiliates, or business segments, and may be either absolute or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by the board of directors at the time the performance award is granted, the board will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (i) to exclude restructuring and/or other nonrecurring charges; (ii) to exclude exchange rate effects; (iii) to exclude the effects of changes to generally accepted accounting principles; (iv) to exclude the effects of any statutory adjustments to corporate tax rates; (v) to exclude the effects of items that are "unusual" in nature or occur "infrequently" as determined under generally accepted accounting principles; (vi) to exclude the dilutive effects of acquisitions or joint ventures; (vii) to assume that any portion of our business which is divested achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (viii) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (ix) to exclude the effects of stock based compensation and the award of bonuses under our bonus plans; (x) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; and (xi) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles.

        Other Stock Awards.    The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the stock award (or cash equivalent) and all other terms and conditions of such awards.

        Non-Employee Director Compensation Limit.    The aggregate value of all compensation granted or paid to any non-employee director with respect to any calendar year, including awards granted and cash fees paid by us to such non-employee director, will not exceed $            in total value.

        Changes to Capital Structure.    In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2019 Plan, (2) the class and maximum number of shares by which the share reserve may increase automatically each year, (3) the class and maximum number of shares that may be issued on the exercise of ISOs, and (4) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

        Corporate Transactions.    The following applies to stock awards under the 2019 Plan in the event of a corporate transaction (as defined in the 2019 Plan), unless otherwise provided in a participant's stock award agreement or other written agreement with us or one of our affiliates or unless otherwise expressly provided by the plan administrator at the time of grant.

        In the event of a corporate transaction, any stock awards outstanding under the 2019 Plan may be assumed, continued or substituted for by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by us with respect to the stock award may be assigned to the successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then (i) with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the corporate transaction, or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full to a date prior to the effective time of the corporate transaction (contingent upon the effectiveness of the corporate transaction), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the corporate transaction, and any reacquisition or repurchase rights held by us with respect to such stock awards will lapse (contingent upon the effectiveness of the corporate transaction), and (ii) any such stock awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the effective time of the corporate transaction, except that any reacquisition or repurchase rights held by us with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the corporate transaction.

        In the event a stock award will terminate if not exercised prior to the effective time of a corporate transaction, the plan administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value to the excess (if any) of (i) the per share amount payable to holders of common stock in connection with the corporate transaction, over (ii) any per share exercise price payable by such holder, if applicable. In addition, any escrow, holdback, earn out or similar provisions in the definitive agreement for the corporate transaction may apply to such payment to the same extent and in the same manner as such provisions apply to the holders of common stock.

        Change in Control.    Awards granted under the 2019 Plan may be subject to acceleration of vesting and exercisability upon or after a change in control (as defined in the 2019 Plan) as may be provided in the applicable stock award agreement or in any other written agreement between us or any affiliate and the participant, but in the absence of such provision, no such acceleration will automatically occur.

        Plan Amendment or Termination.    Our board of directors has the authority to amend, suspend, or terminate our 2019 Plan, provided that such action does not materially impair the existing rights of any participant without such participant's written consent. Certain material amendments also require the approval of our stockholders. No ISOs may be granted after the tenth anniversary of the date our board of directors adopts our 2019 Plan. No stock awards may be granted under our 2019 Plan while it is suspended or after it is terminated.

  2019 Employee Stock Purchase Plan

        Our board of directors adopted the 2019 Employee Stock Purchase Plan, or ESPP, on                    , 2019 and our stockholders approved the ESPP on                    , 2019. The ESPP will become effective immediately prior to and contingent upon the date of the underwriting agreement related to this offering. The purpose of the ESPP is to secure the services of new employees, to retain the services of existing employees and to provide incentives for such individuals to exert maximum efforts toward our success and that of our affiliates. The ESPP is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Code.

        Share Reserve.    Following this offering, the ESPP will authorize the issuance of            shares of our common stock pursuant to purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our common stock reserved for issuance will automatically increase on            of each calendar year, from                        , 2020 (assuming the ESPP becomes effective in 2019) through                        , 2029, by the lesser of (1)         % of the total number of shares of our common stock outstanding on            of the preceding calendar year, and (2)             shares; provided that prior to the date of any such increase, our board of directors may determine that such increase will be less than the amount set forth in clauses (1) and (2).

        Administration.    Our board of directors intends to delegate concurrent authority to administer the ESPP to our compensation committee. The ESPP is implemented through a series of offerings under which eligible employees are granted purchase rights to purchase shares of our common stock on specified dates during such offerings. Under the ESPP, we may specify offerings with durations of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. An offering under the ESPP may be terminated under certain circumstances.

        Payroll Deductions.    Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute, normally through payroll deductions, up to 15% of their earnings (as defined in the ESPP) for the purchase of our common stock under the ESPP. Unless otherwise determined by our board of directors, common stock will be purchased for the accounts of employees participating in the ESPP at a price per share equal to the lower of (a) 85% of the fair market value of a share of our common stock on the first trading date of an offering or (b) 85% of the fair market value of a share of our common stock on the date of purchase.

        Limitations.    Employees may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by our board of directors, including: (1) being customarily employed for more than 20 hours per week; (2) being customarily employed for more than five months per calendar year; or (3) continuous employment with us or one of our affiliates for a period of time (not to exceed two years). No employee may purchase shares under the ESPP at a rate in excess of $25,000 worth of our common stock based on the fair market value per share of our common stock at the beginning of an offering for each year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value pursuant to Section 424(d) of the Code.

        Changes to Capital Structure.    In the event that there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or similar transaction, the board of directors will make appropriate adjustments to (1) the number of shares reserved under the ESPP, (2) the maximum number of shares by which the share reserve may increase automatically each year, (3) the number of shares and purchase price of all outstanding purchase rights and (4) the number of shares that are subject to purchase limits under ongoing offerings.

        Corporate Transactions.    In the event of a corporate transaction (as defined in the ESPP), any then-outstanding rights to purchase our stock under the ESPP may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such purchase rights, then the participants' accumulated payroll contributions will be used to purchase shares of our common stock within 10 business days prior to such corporate transaction, and such purchase rights will terminate immediately.

        ESPP Amendments, Termination.    Our board of directors has the authority to amend or terminate our ESPP, provided that except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder's consent. We will obtain stockholder approval of any amendment to our ESPP, as required by applicable law or listing requirements.

  2017 Equity Incentive Plan

        Our 2017 Plan was adopted by our board of directors and approved by our stockholders in June 2017, and was last amended in February 2019. Our 2017 Plan will be terminated prior to the closing of this offering, and thereafter we will not grant any additional stock awards under our 2017 Plan. However, our 2017 Plan will continue to govern the terms and conditions of the outstanding stock awards previously granted thereunder.

        As of December 31, 2018, stock options covering            shares of our common stock with a weighted-average exercise price of $            per share were outstanding, and            shares of our common stock remained available for the future grant of stock awards under our 2017 Plan. Options granted under our 2017 Plan are subject to terms and conditions generally similar to those described above with respect to options that may be granted under our 2019 Plan.

        Our board of directors, or a committee of our board of directors, administers our 2017 Plan. The administrator, among other things, generally has the authority to construe and interpret our 2017 Plan and stock awards granted thereunder, and to make all other determinations necessary or advisable for the administration of the 2017 Plan.

        In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (i) the class and maximum number of shares reserved for issuance under the 2017 Plan, (ii) the class and maximum number of shares that may be issued upon the exercise of ISOs and (iii) the class, number, and price of shares subject to outstanding stock awards.

        Our 2017 Plan provides that in the event of a corporate transaction (as defined in the 2017 Plan), the administrator generally may take one or more of the following actions with respect to outstanding stock awards: (i) arrange for the assumption, continuation, or substitution of a stock award by a surviving or acquiring corporation; (ii) arrange for the assignment of any reacquisition or repurchase rights held by us to the surviving or acquiring corporation; (iii) accelerate the vesting, in whole or in part, of the stock award and provide for its termination if not exercised (if applicable) at or before the effective time of the transaction; (iv) arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by us; (v) cancel or arrange for the cancellation of the stock award, to the extent not vested or not exercised before the effective time of the transaction, in exchange for a cash payment (including no consideration); or (vi) make a payment equal to the excess, if any, of (a) the value of the property the participant would have received on exercise of the award immediately before the effective time of the transaction, over (b) any exercise price payable by the participant in connection with the exercise. Our board of directors is not obligated to treat all awards or participants in the same manner.

  2008 Stock Plan

        Our 2008 Plan was adopted by our board of directors and approved by our stockholders in 2008, and was last amended in 2016. Our 2008 Plan was terminated in connection with our adoption of the 2017 Plan, and no new awards may be granted under it. However, our 2008 Plan continues to govern the terms and conditions of the outstanding awards previously granted thereunder.

        As of December 31, 2018, stock options covering            shares of our common stock with a weighted-average exercise price of $            per share were outstanding. Options granted under our 2008 Plan are subject to terms and conditions generally similar to those described above with respect to options that may be granted under our 2019 Plan, except the period following termination that an option may remain exercisable in the event of death or disability is generally shorter than the corresponding period under the 2019 Plan.

        Our board of directors, or a committee of our board of directors, administers our 2008 Plan. The administrator, among other things, generally has the authority to construe and interpret our 2008 Plan and awards granted thereunder, and to make all other determinations necessary or advisable for the administration of the 2008 Plan.

        In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization of our outstanding stock, proportionate adjustments will be made to the number, class, and price of shares covered by each outstanding award.

        Our 2008 Plan provides that in the event of a corporate transaction (as defined in the 2008 Plan), our board of directors will take one or more of the following actions with respect to outstanding awards: (i) arrange for the assumption, continuation, or substitution of an award by a surviving or acquiring corporation; (ii) arrange for the assignment of any reacquisition or repurchase rights held by us to the surviving or acquiring corporation; (iii) accelerate the vesting, in whole or in part, of the award and provide for its termination if not exercised (if applicable) at or before the effective time of the transaction; (iv) arrange for the lapse of any reacquisition or repurchase rights held by us; (v) cancel or arrange for the cancellation of the award, to the extent not vested or not exercised before the effective time of the transaction, in exchange for a cash payment, if any; or (vi) make a payment equal to the excess, if any, of (a) the value of the property the participant would have received on exercise of the award, over (b) any exercise price payable by the participant in connection with the exercise. Our board of directors is not obligated to treat all awards or participants in the same manner.

  401(k) Plan

        We maintain a 401(k) plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to defer eligible compensation up to certain Code limits, which are updated annually. Currently, we match 50% of the contributions that eligible employees make to the 401(k) plan up to 6% of the employee's eligible compensation. The 401(k) plan is intended to be qualified under Section 401(a) of the Code, with the related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan are deductible by us when made, and contributions and earnings on those amounts are not generally taxable to the employees until withdrawn or distributed from the 401(k) plan.

Limitations of Liability and Indemnification Matters

        On the completion of this offering, our amended and restated certificate of incorporation will contain provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

  •
  any breach of the director's duty of loyalty to the corporation or its stockholders;

  •
  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  unlawful payments of dividends or unlawful stock repurchases or redemptions; or

  •
  any transaction from which the director derived an improper personal benefit.

        Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

        Our amended and restated certificate of incorporation that will be in effect on the completion of this offering will authorize us to indemnify our directors, officers, employees and other agents to the fullest extent permitted by Delaware law. Our amended and restated bylaws that will be in effect on the completion of this offering will provide that we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law and may indemnify our other employees and agents. Our amended and restated bylaws that will be in effect on the completion of this offering will also provide that, on satisfaction of certain conditions, we will advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including attorneys' fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these amended and restated certificate of incorporation and amended and restated bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors' and officers' liability insurance.

        The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, executive officers or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Rule 10b5-1 Sales Plans

        Our directors and officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades under parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they do not possess of material nonpublic information, subject to compliance with the terms of our insider trading policy.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        Other than compensation arrangements for our directors and named executive officers, which are described elsewhere in this prospectus, below we describe transactions since January 1, 2016 to which we were a party or will be a party, in which:

  •
  the amounts involved exceeded or will exceed $120,000; and

  •
  any of our directors, executive officers or holders of more than 5% of our capital stock, or any affiliate or member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest.

Series B Preferred Stock Financing

        Between June 2016 and November 2017, we sold an aggregate of 81.6 million shares of our Series B Preferred Stock at a price per share of $0.3797 for an aggregate purchase price of approximately $31 million in private placements to accredited investors. The table below sets forth the number of shares of our Series B Preferred Stock and warrants exercisable for shares of our Series B Preferred Stock purchased by our executive officers, directors, holders of more than 5% of our share capital and their affiliated entities or immediate family members. Each share of Series B Preferred Stock in the table below will automatically convert into one common share upon the completion of this offering. The holders of our Series B Preferred Stock listed below are entitled to specified registration rights. See the section titled "Description of Capital Stock—Registration Rights" for more information regarding these registration rights.

Stockholder	Shares of Series B Preferred Stock	Total Purchase Price ($)
TPG Biotechnology Partners III, L.P.(1)	19,948,349	7,574,388
KPCB Holdings, Inc., as nominee(2)	16,523,850	6,274,106
S.R. One, Limited(3)	10,945,621	4,156,052
EVO Eagle, LLC(4)	13,168,291	5,000,000

(1)
Dr. Cohen, a member of our board of directors, is a Senior Advisor to TPG, which is an affiliate of TPG Biotechnology Partners III, L.P. See the section titled "Principal and Selling Stockholders" for additional information regarding TPG Biotechnology Partners III, L.P.

(2)
Dr. Seidenberg, a member of our board of directors, is a partner at Kleiner Perkins. See the section titled "Principal and Selling Stockholders" for additional information regarding KPCB Holdings, Inc.

(3)
Dr. George, a member of our board of directors, is a partner at S.R. One, Limited. See the section titled "Principal and Selling Stockholders" for additional information regarding S.R. One, Limited.

(4)
Dr. Payson, a member of our board of directors, and his spouse share voting and dispositive power over the shares held by EVO Eagle, LLC.

Investors' Rights, Voting, and Co-Sale Agreements

        In connection with our convertible preferred stock financings, we entered into investors' rights, voting, and right of first refusal and co-sale agreements containing registration rights, information rights, voting rights with respect to the election of directors, co-sale rights and rights of first refusal, among other things, with certain holders of our capital stock. The parties to the investors' rights agreement include KPCB Holdings, Inc., S.R. One, Limited, TPG Biotechnology Partners III, L.P., Merck Ventures B.V. and EVO Eagle, LLC, an entity owned by Dr. Payson and his wife. The parties to the voting agreement include Mr. Schlanger, Mr. Anevski, KPCB Holdings, Inc., S.R. One, Limited, TPG Biotechnology Partners III, L.P., Merck Ventures B.V. and EVO Eagle, LLC. The parties to the co-sale agreement include KPCB Holdings, Inc., S.R. One, Limited, TPG Biotechnology Partners III, L.P. and Merck Ventures B.V. These stockholder agreements will terminate upon the completion of this offering, except for the registration rights granted under our investors' rights agreement, as more fully described in "Description of Capital Stock—Stockholder Registration Rights." See also the section titled "Principal and Selling Stockholders" for additional information regarding beneficial ownership of our capital stock.

Stock Purchase Agreement

        In June 2018, we entered into a Stock Purchase Agreement with our former Chief Executive Officer, and certain other holders of our capital stock, including KPCB Holdings, Inc., S.R. One, Limited and TPG Biotechnology Partners III, L.P., pursuant to which we and the other holders purchased our former Chief Executive Officer's entire equity interest in us for an aggregate purchase price of approximately $10.0 million; $2.5 million of which was paid by us. In connection with the stock purchase agreement, we and the other purchasers waived all claims against our former Chief Executive Officer and our former Chief Executive Officer waived all claims against us and the other purchasers.

Sale of EEVA Technology

        In January 2018, we entered into an Asset Purchase Agreement with Ares Trading S.A., or Ares, a subsidiary of Merck B.V., a holder of our capital stock, pursuant to which we sold all of the intellectual property related to our early embryo viability assessment, or EEVA, technology for $7.9 million, consisting of $3.0 million in cash and the forgiveness of a S4.9 million liability remaining from the previous license agreement with Ares for the Eeva product. The cash consideration included $0.3 million of deferred consideration, of which the last payment was received by us in March 2019.

Equity Grants to Directors and Executive Officers

        We have granted stock options to certain of our directors and executive officers. For more information regarding the stock options and stock awards granted to our directors and named executive officers, see "Management—Director Compensation" and "Executive Compensation."

Indemnification Agreements

        Our amended and restated certificate of incorporation that will be in effect on the completion of this offering will contain provisions limiting the liability of directors, and our amended and restated bylaws that will be in effect on the completion of this offering will provide that we will indemnify each of our directors and officers to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect on the completion of this offering will also provide our board of directors with discretion to indemnify our employees and other agents when determined appropriate by the board. In addition, we have entered into an indemnification agreement with each of our directors and executive officers, which requires us to indemnify them. For more information regarding these agreements, see the section titled "Executive Compensation—Limitations on Liability and Indemnification Matters."

Policies and Procedures for Transactions with Related Persons

        Prior to the completion of this offering, we intend to adopt a policy that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of our common stock and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related person transaction with us without the approval or ratification of our board of directors or our audit committee. Any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of our common stock or any member of the immediate family of any of the foregoing persons, in which the amount involved exceeds $            and such person would have a direct or indirect interest, must be presented to our board of directors or our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our board of directors or our audit committee is to consider the material facts of the transaction, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person's interest in the transaction.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth information with respect to the beneficial ownership of our shares as of April 30, 2019, as adjusted to reflect our and the selling stockholders' sale of common stock in this offering, by:

  •
  each of our named executive officers;

  •
  each of our directors;

  •
  all of our directors and executive officers as a group;

  •
  each of the selling stockholders; and

  •
  each person or entity known by us to own beneficially more than 5% of our common stock (by number or by voting power).

        We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own, subject to applicable community property laws.

        Applicable percentage ownership before the offering is based on 320,867,372 shares of common stock outstanding as of April 30, 2019, assuming the automatic conversion of all outstanding shares of preferred stock into shares of common stock. Applicable percentage ownership after the offering is based on            shares of common stock outstanding immediately after the completion of this offering, assuming no exercise by the underwriters of their option to purchase additional shares of common stock from us and giving effect to the sale of            shares of our common stock by us and            shares of our common stock by the selling stockholders. In computing the number of shares beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares subject to options held by the person that are currently exercisable, or exercisable or would vest based on service-based vesting conditions within 60 days of April 30, 2019. However, except as described above, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

        Unless otherwise indicated, the address for each beneficial owner listed in the table below is c/o Progyny, Inc., 245 5th Avenue, New York, New York 10016.

	Shares Beneficially Owned Prior to Offering			Shares Beneficially Owned After Offering
			Number of Shares Offered
Name of Beneficial Owner	Shares	Percentage		Shares	Percentage
5% Stockholders and Selling Stockholders
TPG Biotechnology Partners III, L.P.(1)	93,914,392	29.0%				%
KPCB Holdings, Inc., as nominee(2)	88,457,127	27.4
S.R. One, Limited(3)	47,849,240	14.9
Merck Ventures B.V.(4)	22,119,783	6.9
David Schlanger(5)	16,963,694	5.0
Norm Payson(6)	16,280,172	5.0
All other selling stockholders
Named Executive Officers and Directors
Peter Anevski(7)	9,693,539	2.9
Karin Ajmani(8)	7,018,259	2.1
Fred Cohen, M.D., D.Phil.(1)	93,914,392	29.0
Beth Seidenberg, M.D.(2)	88,457,127	27.4
Simeon George, M.D.(3)	47,849,240	14.9
All executive officers and directors as a group (8 persons)(9)	280,374,339	86.6

*
Represents beneficial ownership of less than 1%.

(1)
Consists of (a) 5,409,568 shares of our common stock, (b) 29,970,030 shares of our Series A Preferred Stock, (c) 55,965,047 shares of our Series B Preferred Stock and (d) warrants to purchase 2,569,747 shares of our Series B Preferred Stock held by TPG Biotechnology Partners III, L.P., a Delaware limited partnership. The general partner of TPG Biotechnology Partners III, L.P. is TPG Biotechnology GenPar III, L.P., a Delaware limited partnership, whose general partner is TPG Biotechnology GenPar III Advisors, LLC, a Delaware limited liability company, whose sole member is TPG Holdings I, L.P., a Delaware limited partnership, whose general partner is TPG Holdings I-A, LLC, a Delaware limited liability company, whose sole member is TPG Group Holdings (SBS), L.P., a Delaware limited partnership, whose general partner TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, whose sole member is TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation. David Bonderman and James G. Coulter are sole stockholders of TPG Group Holdings (SBS) Advisors, Inc. and may therefore be deemed to be the beneficial owners of the securities held by TPG Biotechnology Partners III, L.P. Messrs. Bonderman and Coulter disclaim beneficial ownership of the securities held by TPG Biotechnology Partners III, L.P. except to the extent of their pecuniary interest therein. The address of TPG Biotechnology Partners III, L.P. is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. Dr. Cohen, one of our directors, is a TPG Senior Advisor. Dr. Cohen has no voting or investment power over and disclaims beneficial ownership of the shares held by TPG Biotechnology Partners III, L.P., except to the extent of his pecuniary interest therein.

(2)
Consists of (a) 3,268,272 shares of our common stock held by Kleiner Perkins Caufield & Byers XIII, LLC ("KPCB XIII") and 236,202 shares held by individuals and entities associated with Kleiner Perkins Caufield and Byers ("KPCB"), (b) 27,950,050 shares of our Series A Preferred Stock held by KPCB XIII and 2,019,980 shares held by individuals and entities associated with KPCB, (c) 48,880,248 shares of our Series B Preferred Stock held by KPCB XIII and 3,532,628 shares held by individuals and entities associated with KPCB and (d) warrants to purchase 2,396,546 shares of our Series B Preferred Stock held by KPCB XIII and warrants to purchase 173,201 and shares of our Series B Preferred Stock held by individuals and entities associated with KPCB. All shares are held for convenience in the name of "KPCB Holdings, Inc., as nominee" for the accounts of such individuals and entities. The managing member of KPCB XIII is KPCB XIII Associated, LLC ("KPCB XIII Associates"). L., John Doerr, Raymond J. Lane, Theodore E. Schlein and Brook H. Byers, the managing members of KPCB XIII Associates, exercise shared voting and dispositive control over the shares held by KPCB XIII. Such managing members and Dr. Seidenberg disclaim beneficial ownership of all shares held by KPCB XIII except to the extent of their pecuniary interest therein. The principal business address for Kleiner Perkins Caufield & Byers, LLC, is 2750 Sand Hill Road, Menlo Park, CA 94025.

(3)
Consists of (a) 1,895,680 shares of our common stock, (b) 44,641,238 shares of our Series B Preferred Stock and (c) warrants to purchase 1,312,322 shares of our Series B Preferred Stock held by S.R. One, Limited, an indirect wholly owned subsidiary of GlaxoSmithKline plc. Dr. George, the President at S.R. One Limited, is a member of our board of directors and disclaims beneficial ownership of the shares held by S.R. One, Limited, except to the extent of his pecuniary interest therein. The address of S.R. One, Limited is 161 Washington Street, Suite 500, Conshohocken, PA 19428.

(4)
Consists of (a) 9,990,010 shares of our Series A Preferred Stock, (b) 11,273,191 shares of our Series B Preferred Stock, (c) warrants to purchase 856,582 shares of our Series B Preferred Stock directly held by Merck Ventures B.V., a wholly owned subsidiary of Merck B.V. Merck B.V. is a wholly owned indirect subsidiary of Merck KGaA, a publicly traded company. The address of Merck Ventures B.V. is Gustav Mahlerplein 102, Toyo Ito Building, 20th Floor, 1082 MA Amsterdam, The Netherlands.

(5)
Consists of 16,963,694 shares of our common stock issuable upon the exercise of options.

(6)
Consists of (a) 2,226,310 shares of our common stock issuable to Dr. Payson upon the exercise of options, (b) 6,748,540 shares of our Series B Preferred Stock held by Melinda B. Payson and Robert L. Carson, Trustee of The Melinda B. Payson 2018 Grantor Retained Annuity Trust dated November 28, 2018, (c) 6,748,540 shares of our Series B Preferred Stock held by Norman C. Payson and Robert L. Carson, Trustee of The Norman C. Payson 2018 Grantor Retained Annuity Trust dated November 28, 2018 and (d) 556,782 shares of our common stock owned by EVO Eagle, LLC. Mr. Payson and his spouse share voting and dispositive power over the shares held by EVO Eagle, LLC.

(7)
Consists of 9,693,539 shares of our common stock issuable upon the exercise of options.

(8)
Consists of 7,018,259 shares of our common stock issuable upon the exercise of options.

(9)
Consists of (a) 10,809,722 shares of our common stock, (b) 59,940,060 shares of our Series A Preferred Stock, (c) 166,516,241 shares of our Series B Preferred Stock, (d) 36,099,718 shares of our common stock issuable upon the exercise of options and (e) warrants to purchase 6,451,816 shares of our Series B Preferred Stock.

 DESCRIPTION OF CAPITAL STOCK

General

        The following description of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect on the completion of this offering. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will be in effect on the completion of this offering.

        On the completion of this offering, our amended and restated certificate of incorporation will authorize shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

        Upon the completion of this offering, our authorized capital stock will consist of            shares, all with a par value of $0.0001 per share, of which:

  •
              shares are designated common stock; and

  •
              shares are designated preferred stock.

        As of March 31, 2019, we had outstanding 320,838,650 shares of common stock, which assumes the automatic conversion of 297,396,928 outstanding shares of preferred stock into shares of common stock.

        Our outstanding capital stock was held by 97 stockholders of record as of March 31, 2019. Our board of directors is authorized, without stockholder approval except as required by the listing standards of            , to issue additional shares of our capital stock.

Common Stock

        Voting rights.    The common stock is entitled to one vote per share on any matter that is submitted to a vote of our stockholders, including the election of directors. Our amended and restated certificate of incorporation that will be in effect on the completion of this offering will not provide for cumulative voting for the election of directors. Accordingly, the holders of a majority of the outstanding shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose, other than any directors that holders of any redeemable convertible preferred stock we may issue may be entitled to elect.

        Dividend rights.    Subject to preferences that may be applicable to any then outstanding redeemable convertible preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared by the board of directors out of legally available funds.

        Rights upon liquidation.    In the event of our liquidation, dissolution, or winding up, the holders of common stock will be entitled to share ratably in the assets legally available for distribution to stockholders after the payment of or provision for all of our debts and other liabilities, subject to the prior rights of any redeemable convertible preferred stock then outstanding.

        Other rights.    Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to the common stock. All outstanding shares of common stock are, and the common stock to be outstanding upon the completion of this offering will be, duly authorized, validly issued, fully paid, and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of redeemable convertible preferred stock that we may designate and issue in the future.

Preferred Stock

        As of March 31, 2019, there were 297,396,928 shares of our preferred stock outstanding. In connection with this offering, each outstanding share of our preferred stock will convert into one share of our common stock.

        On the completion of this offering and under our amended and restated certificate of incorporation that will be in effect on the completion of this offering, our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges and restrictions of up to an aggregate of            shares of preferred stock in one or more series and authorize their issuance. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock. Any issuance of our preferred stock could adversely affect the voting power of holders of our common stock, and the likelihood that such holders would receive dividend payments and payments on liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action. On the completion of this offering, no shares of preferred stock will be outstanding. We have no present plan to issue any shares of preferred stock.

Options

        As of March 31, 2019, we had outstanding options to purchase 69,060,609 shares of our common stock, with a weighted-average exercise price of approximately $0.21 per share, under our 2008 Plan and 2017 Plan.

Registration Rights

  Stockholder Registration Rights

        We are party to an investor rights agreement that provides that certain holders of our preferred stock, including certain holders of at least 5% of our capital stock and entities affiliated with certain of our directors, have certain registration rights, as set forth below. This investor rights agreement was entered into in 2015. The registration of shares of our common stock by the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts and commissions and legal fees in excess of $30,000, of the shares registered by the demand, piggyback and Form S-3 registrations described below.

        Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. The demand, piggyback and Form S-3 registration rights described below will expire upon the earliest to occur of (1) the three year anniversary of the effective date of the registration statement, of which this prospectus is a part, (2) a deemed liquidation event, as such term is defined in our then-current certificate of incorporation and (3) with respect to any particular stockholder, such time that such stockholder can sell all of its shares under Rule 144 of the Securities Act during any 90-day period.

  Demand Registration Rights

        Following the completion of this offering, the holders of an aggregate of 281,339,129 shares of our common stock will be entitled to certain demand registration rights. At any time after the earlier of March 4, 2020 or the period beginning 180 days after the completion of this offering, the holders of a majority of these shares may, on not more than two occasions, request that we register all or a portion of their shares on a registration statement on Form S-1. Such request for registration must cover shares with an anticipated aggregate offering price, net of underwriting discounts and commissions, of at least $15 million.

  Piggyback Registration Rights

        In connection with this offering, the holders of an aggregate of 281,339,129 shares of our common stock, on an as-converted basis, were entitled to, and the necessary percentage of holders waived, their rights to notice of this offering and to include their shares of registrable securities in this offering. After this offering, in the event that we propose to register any of our common stock for the purposes of a public offering of such common stock, solely for cash, under the Securities Act, either for our own account or for the account of other security holders, the holders of these shares will be entitled to certain piggyback registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement to register sales of our common stock for the purposes of a public offering of such common stock, solely for cash, under the Securities Act, other than with respect to (i) a registration relating to the sale of securities to our employees pursuant to an equity incentive, stock option, stock purchase, or similar plan, (ii) a registration relating to an SEC Rule 145 transaction, (iii) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of our securities, or (iv) a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities that are also being registered, the holders of these shares are entitled to notice of the registration and have the right to include their shares in the registration, subject to limitations that the underwriters may impose on the number of shares included in the offering.

  Form S-3 Registration Rights

        Following the completion of this offering, the holders of an aggregate of 281,339,129 shares of common stock will be entitled to certain Form S-3 registration rights. The holders of at least 20% of these shares can make a request that we register their shares on a registration statement on Form S-3 if we are qualified to file a registration statement on Form S-3 and if the reasonably anticipated aggregate gross proceeds of the shares offered, net of underwriting discounts and commissions, would equal or exceed $3.0 million. We will not be required to effect more than two registrations on Form S-3 within any 12-month period.

Anti-Takeover Provisions

  Certificate of Incorporation and Bylaws to be in Effect on the Completion of this Offering

        Because our stockholders do not have cumulative voting rights, stockholders holding a majority of the voting power of our shares of common stock will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws to be effective on the completion of this offering will provide for stockholder actions at a duly called meeting of stockholders. A special meeting of stockholders may be called by a majority of our board of directors, the chair of our board of directors, our chief executive officer or our lead independent director. Our amended and restated bylaws to be effective on the completion of this offering will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors.

        In accordance with our amended and restated certificate of incorporation to be effective on the completion of this offering, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms.

        The foregoing provisions will make it more difficult for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

        These provisions are intended to preserve our existing control structure after completion of this offering, facilitate our continued innovation and the risk-taking that it requires, permit us to continue to prioritize our long-term goals rather than short-term results, enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

  Section 203 of the Delaware General Corporation Law

        When we have a class of voting stock that is either listed on a national securities exchange or held of record by more than 2,000 stockholders, we will be subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, subject to certain exceptions.

Choice of Forum

        Our amended and restated certificate of incorporation to be effective on the completion of this offering will provide that the Court of Chancery of the State of Delaware be the exclusive forum for actions or proceedings brought under Delaware statutory or common law: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a breach of fiduciary duty; (3) any action asserting a claim against us arising under the Delaware General Corporation Law; (4) any action regarding our amended and restated certificate of incorporation or our amended and restated bylaws; (5) any action as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware; or (6) any action asserting a claim against us that is governed by the internal affairs doctrine. This provision would not apply to claims brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Our amended and restated certificate of incorporation will further provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

Limitations of Liability and Indemnification

        See the section titled "Executive Compensation—Limitations on Liability and Indemnification Matters."

Exchange Listing

        Our common stock is currently not listed on any securities exchange. We intend to apply to have our common stock approved for listing on             under the symbol "PGNY."

Transfer Agent and Registrar

        On the completion of this offering, the transfer agent and registrar for our common stock will be            . The transfer agent's address is            .

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock, including shares issued on the exercise of outstanding options, in the public market after this offering, or the possibility of these sales or issuances occurring, could adversely affect the prevailing market price for our common stock or impair our ability to raise equity capital.

        Based on our shares outstanding as of March 31, 2019, on the completion of this offering, a total of 320,838,650 shares of common stock will be outstanding, assuming the automatic conversion of all of our outstanding shares of preferred stock into an aggregate of 297,396,928 shares of common stock. Of these shares, all of the common stock sold in this offering by us, plus any shares sold by us on exercise of the underwriters' option to purchase additional common stock, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by "affiliates," as that term is defined in Rule 144 under the Securities Act.

        The remaining shares of common stock will be, and shares of common stock subject to stock options will be on issuance, "restricted securities," as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below. Restricted securities may also be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S.

        Subject to the lock-up agreements described below and the provisions of Rule 144 or Regulation S under the Securities Act, as well as our insider trading policy, these restricted securities will be available for sale in the public market after the date of this prospectus.

Rule 144

        In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, an eligible stockholder is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. To be an eligible stockholder under Rule 144, such stockholder must not be deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and must have beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144, subject to the expiration of the lock-up agreements described below.

        In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell shares on expiration of the lock-up agreements described below. Beginning 90 days after the date of this prospectus, within any three-month period, such stockholders may sell a number of shares that does not exceed the greater of:

  •
  1% of the number of common stock then outstanding, which will equal approximately                        shares immediately after this offering, assuming no exercise of the underwriters' option to purchase additional shares of common stock from us; or

  •
  the average weekly trading volume of our common stock on the                during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

        Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

        Rule 701 generally allows a stockholder who was issued shares under a written compensatory plan or contract and who is not deemed to have been an affiliate of ours during the immediately preceding 90 days, to sell these shares in reliance on Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of ours to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares under Rule 701, subject to the expiration of the lock-up agreements described below.

Form S-8 Registration Statements

        We intend to file one or more registration statements on Form S-8 under the Securities Act with the SEC to register the offer and sale of shares of our common stock that are issuable under our 2008 Plan, 2017 Plan, 2019 Plan and ESPP. These registration statements will become effective immediately on filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below, and Rule 144 limitations applicable to affiliates.

Lock-up Arrangements

        We, the selling stockholders and all of our directors, executive officers and the holders of substantially all of our common stock and securities exercisable for or convertible into our common stock outstanding immediately on the completion of this offering, have agreed, or will agree, with the underwriters that, until 180 days after the date of this prospectus, we and they will not, without the prior written consent of J.P. Morgan Securities, LLC, Goldman Sachs & Co. LLC and BofA Securities, Inc., offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any of our shares of common stock, any options or warrants to purchase any of our shares of common stock or any securities convertible into or exchangeable for or that represent the right to receive shares of our common stock. These agreements are described in the section titled "Underwriting." J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC and BofA Securities, Inc. may, in their sole discretion, release any of the securities subject to these lock-up agreements at any time.

        In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with all of our security holders that contain market stand-off provisions imposing restrictions on the ability of such security holders to offer, sell or transfer our equity securities for a period of 180 days following the date of this prospectus.

Registration Rights

        Upon the completion of this offering, the holders of 281,339,129 shares of our common stock or their transferees, will be entitled to certain rights with respect to the registration of the offer and sale of their shares under the Securities Act. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately on the effectiveness of the registration. See the section titled "Description of Capital Stock—Registration Rights" for additional information.

 MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR
COMMON STOCK

        The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, does not address the potential application of the Medicare contribution tax or the alternative minimum tax and does not deal with foreign, state, and local consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances, nor does it address U.S. federal tax consequences (such as gift and estate taxes) other than income taxes. Special rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Internal Revenue Code of 1986, as amended (the "Code"), such as financial institutions, insurance companies, tax-exempt organizations, broker-dealers and traders in securities, persons who use or are required to use mark-to-market accounting, U.S. expatriates or former U.S. permanent residents, "controlled foreign corporations," "passive foreign investment companies," corporations that accumulate earnings to avoid U.S. federal income tax, corporations organized outside of the United States, any state thereof or the District of Columbia that are nonetheless treated as U.S. taxpayers for U.S. federal income tax purposes, persons that hold our common stock as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or integrated investment or other risk reduction strategy, persons who acquire our common stock through the exercise of an option or otherwise as compensation, persons subject to special tax accounting rules under Section 451(b) of the Code, "qualified foreign pension funds" as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds, partnerships and other pass-through entities or arrangements, and investors in such pass-through entities or arrangements. Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local, and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and Treasury Regulations, rulings, and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked, or modified, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the U.S. Internal Revenue Service (the "IRS") with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. This discussion assumes that the Non-U.S. Holder holds our common stock as a "capital asset" within the meaning of Section 1221 of the Code (generally, property held for investment).

        This discussion is for informational purposes only and is not tax advice. Persons considering the purchase of our common stock pursuant to this offering should consult their own tax advisors concerning the U.S. federal income, estate, and other tax consequences of acquiring, owning, and disposing of our common stock in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction, including any state, local, or foreign tax consequences.

        For the purposes of this discussion, a "Non-U.S. Holder" is, for U.S. federal income tax purposes, a beneficial owner of common stock that is neither a U.S. Holder, nor a partnership (or other entity treated as a partnership for U.S. federal income tax purposes regardless of its place of organization or formation). A "U.S. Holder" means a beneficial owner of our common stock that is for U.S. federal income tax purposes any of the following:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Distributions

        Distributions, if any, made on our common stock to a Non-U.S. Holder to the extent made out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) generally will constitute dividends for U.S. tax purposes and will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, subject to the discussions below regarding effectively connected income, backup withholding, and foreign accounts. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide us with a properly executed IRS Form W-8BEN (in the case of individuals) or IRS Form W-8BEN-E (in the case of entities), or other appropriate form, certifying the Non-U.S. Holder's entitlement to benefits under that treaty. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. In the case of a Non-U.S. Holder that is an entity, Treasury Regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder's behalf, the holder will be required to provide appropriate documentation to such agent. The holder's agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty and you do not timely file the required certification, you may be able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

        We generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to us (or, if stock is held through a financial institution or other agent, to such agent). In general, such effectively connected dividends will be subject to U.S. federal income tax, on a net income basis at the regular rates applicable to U.S. residents. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional "branch profits tax," which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder's effectively connected earnings and profits, subject to certain adjustments. Non-U.S. Holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

        To the extent distributions on our common stock, if any, exceed our current and accumulated earnings and profits, they will first reduce the Non-U.S. Holder's adjusted basis in our common stock, but not below zero, and then will be treated as gain to the extent of any excess amount distributed, and taxed in the same manner as gain realized from a sale or other disposition of common stock as described in the next section.

Gain on Disposition of Our Common Stock

        Subject to the discussions below regarding backup withholding and foreign accounts, a Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless (a) the gain is effectively connected with a trade or business of such holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States), (b) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (c) we are or have been a "United States real property holding corporation" within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or such holder's holding period. In general, we would be a United States real property holding corporation if our interests in U.S. real estate comprise (by fair market value) at least half of our business assets. We believe that we have not been and we are not, and do not anticipate becoming, a United States real property holding corporation. Even if we are treated as a United States real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly and constructively, no more than 5% of our common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the holder's holding period and (2) our common stock is regularly traded on an established securities market. There can be no assurance that our common stock will continue to qualify as regularly traded on an established securities market. If any gain on your disposition is taxable because we are a United States real property holding corporation and your ownership of our common stock exceeds 5%, you will be taxed on such disposition generally in the manner as gain that is effectively connected with the conduct of a U.S. trade or business (subject to the provisions under an applicable income tax treaty), except that the branch profits tax generally will not apply.

        If you are a Non-U.S. Holder described in (a) above, you will be required to pay tax on the net gain derived from the sale at regular U.S. federal income tax rates, and corporate Non-U.S. Holders described in (a) above may be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Gain described in (b) above will be subject to U.S. federal income tax at a flat 30% rate or such lower rate as may be specified by an applicable income tax treaty, which gain may be offset by certain U.S.-source capital losses (even though you are not considered a resident of the United States), provided that the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

Information Reporting Requirements and Backup Withholding

        Generally, we must report information to the IRS with respect to any dividends we pay on our common stock (even if the payments are exempt from withholding), including the amount of any such dividends, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder to whom any such dividends are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.

        Dividends paid by us (or our paying agents) to a Non-U.S. Holder may also be subject to U.S. backup withholding. U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E, or IRS Form W-ECI, or otherwise establishes an exemption. Notwithstanding the foregoing, backup withholding may apply if the payor has actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.

        U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of any broker, U.S. or foreign, except that information reporting and such requirements may be avoided if the holder provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E or otherwise meets documentary evidence requirements for establishing non-U.S. person status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person. For information reporting purposes, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. brokers.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be credited against the tax liability of persons subject to backup withholding, provided that the required information is timely furnished to the IRS.

Foreign Accounts

        Sections 1471 through 1474 of the Code (commonly referred to as FATCA) impose a U.S. federal withholding tax of 30% on certain payments, including dividends paid on, and, for dispositions on or after January 1, 2019, the gross proceeds of a disposition of, our common stock paid to a foreign financial institution (as specifically defined by applicable rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). FATCA also generally imposes a federal withholding tax of 30% on certain payments, including dividends paid on, and the gross proceeds of a disposition of, our common stock to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding substantial direct and indirect U.S. owners of the entity. An intergovernmental agreement between the United States and an applicable foreign country may modify those requirements. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules.

        The U.S. Treasury Department recently released proposed regulations which, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to the gross proceeds of a disposition of our common stock. In its preamble to such proposed regulations, the U.S. Treasury Department stated that taxpayers may generally rely on the proposed regulations until final regulations are issued. Holders are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

        EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY RECENT OR PROPOSED CHANGE IN APPLICABLE LAW.

UNDERWRITING

        We and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC and BofA Securities, Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC
Goldman Sachs & Co. LLC
BofA Securities, Inc.

Total

        The underwriters are committed to purchase all the common shares offered by us and the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

        The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $            per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $            per share from the initial public offering price. After the initial offering of the shares to the public, if all of the common shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

        The underwriters have an option to buy up to                        additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

        The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $            per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

	Per Share	Total Without Exercise of Option to Purchase Additional Shares	Total With Full Exercise of Option to Purchase Additional Shares
Shares sold by us	$	$	$
Shares sold by the selling stockholders	$	$	$
Total	$	$	$

        We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $            .

        A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

        We have agreed, subject to certain exceptions, that we will not (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (2) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities, LLC, Goldman Sachs & Co. LLC and BofA Securities, Inc. for a period of 180 days after the date of this prospectus.

        Our directors and executive officers, and certain of our significant shareholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities, LLC, Goldman Sachs & Co. LLC and BofA Securities, Inc., or pursuant to certain limited exceptions, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.

        We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

        We intend to apply to list our common stock on the                        under the symbol "PGNY."

        In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' option to purchase additional shares referred to above, or may be "naked" shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

        The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

        These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the                                    , in the over-the-counter market or otherwise.

        Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

  •
  the information set forth in this prospectus and otherwise available to the representatives;

  •
  our prospects and the history and prospects for the industry in which we compete;

  •
  an assessment of our management;

  •
  our prospects for future earnings;

  •
  the general condition of the securities markets at the time of this offering;

  •
  the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

  •
  other factors deemed relevant by the underwriters and us.

        None of us, the selling stockholders or the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Selling Restrictions

        Other than in the United States, no action has been taken by us, the selling stockholders or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

  Notice to Prospective Investors in the European Economic Area

        In relation to each Member State of the European Economic Area (each, a "Relevant Member State"), no offer of shares may be made to the public in that Relevant Member State other than:

  A.
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  B.
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

  C.
  in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

        Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

        The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

        This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company, the selling stockholders nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

        For the purpose of the above provisions, the expression "an offer to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

  Notice to Prospective Investors in the United Kingdom

        In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are "qualified investors" (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order") and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons").

        Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

  Notice to Prospective Investors in Canada

        The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

        Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

        Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

  Notice to Prospective Investors in Switzerland

        The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange ("SIX") or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

        Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes ("CISA").

The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

  Notice to Prospective Investors in the Dubai International Financial Centre ("DIFC")

        This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority ("DFSA"). This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.

        In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

  Notice to Prospective Investors in the United Arab Emirates

        The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

  Notice to Prospective Investors in Australia

        This prospectus:

  •
  does not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the "Corporations Act");

  •
  has not been, and will not be, lodged with the Australian Securities and Investments Commission ("ASIC"), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act;

  •
  does not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale, of interests to a "retail client" (as defined in section 761G of the Corporations Act and applicable regulations) in Australia; and

  •
  may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

        The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

        As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

  Notice to Prospective Investors in Japan

        The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any "resident" of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

  Notice to Prospective Investors in Hong Kong

        The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

        The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

  Notice to Prospective Investors in Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  (a)
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  (b)
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

        securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

  (a)
  to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

  (b)
  where no consideration is or will be given for the transfer;

  (c)
  where the transfer is by operation of law;

  (d)
  as specified in Section 276(7) of the SFA; or

  (e)
  as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore

  Notice to Prospective Investors in Bermuda

        Shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

  Notice to Prospective Investors in Saudi Arabia

        This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority ("CMA") pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended (the "CMA Regulations"). The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorised financial adviser.

  Notice to Prospective Investors in the British Virgin Islands

        The shares are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on our behalf. The shares may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands),"BVI Companies"), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

        This prospectus has not been, and will not be, registered with the Financial Services Commission of the British Virgin Islands. No registered prospectus has been or will be prepared in respect of the shares for the purposes of the Securities and Investment Business Act, 2010 ("SIBA") or the Public Issuers Code of the British Virgin Islands.

  Notice to Prospective Investors in China

        This prospectus does not constitute a public offer of shares, whether by sale or subscription, in the People's Republic of China (the "PRC"). The shares are not being offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC.

        Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the shares or any beneficial interest therein without obtaining all prior PRC's governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this document are required by the issuer and its representatives to observe these restrictions.

  Notice to Prospective Investors in Korea

        The shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the "FSCMA"), and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the "FETL"). Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.

  Notice to Prospective Investors in Malaysia

        No prospectus or other offering material or document in connection with the offer and sale of the shares has been or will be registered with the Securities Commission of Malaysia ("Commission") for the Commission's approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services Licence; (iii) a person who acquires the shares, as principal, if the offer is on terms that the shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares is made by a holder of a Capital Markets Services Licence who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

  Notice to Prospective Investors in Taiwan

        The shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorised to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares in Taiwan.

  Notice to Prospective Investors in South Africa

        Due to restrictions under the securities laws of South Africa, the shares are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions applies:

  i.
  the offer, transfer, sale, renunciation or delivery is to:

  (a)
  persons whose ordinary business is to deal in securities, as principal or agent;

  (b)
  the South African Public Investment Corporation;

  (c)
  persons or entities regulated by the Reserve Bank of South Africa;

  (d)
  authorised financial service providers under South African law;

  (e)
  financial institutions recognised as such under South African law;

  (f)
  a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorised portfolio manager for a pension fund or collective investment scheme (in each case duly registered as such under South African law); or

  (g)
  any combination of the person in (a) to (f); or

  ii.
  the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000.

        No "offer to the public" (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the "South African Companies Act")) in South Africa is being made in connection with the issue of the shares. Accordingly, this document does not, nor is it intended to, constitute a "registered prospectus" (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. Any issue or offering of the shares in South Africa constitutes an offer of the shares in South Africa for subscription or sale in South Africa only to persons who fall within the exemption from "offers to the public" set out in section 96(1)(a) of the South African Companies Act. Accordingly, this document must not be acted on or relied on by persons in South Africa who do not fall within section 96(1)(a) of the South African Companies Act (such persons being referred to as "SA Relevant Persons"). Any investment or investment activity to which this document relates is available in South Africa only to SA Relevant Persons and will be engaged in South Africa only with SA relevant persons.

        If Exchange Controls are applicable, add: No South African residents or offshore subsidiary of a South African resident may subscribe for or purchase any of the shares or beneficially own or hold any of the shares unless specific approval has been obtained from the financial surveillance department of the South African Reserve Bank (the "SARB") by such persons or such subscription, purchase or beneficial holding or ownership is otherwise permitted under the South African Exchange Control Regulations or the rulings promulgated thereunder (including, without limitation, the rulings issued by the SARB providing for foreign investment allowances applicable to persons who are residents of South Africa under the applicable exchange control laws of South Africa).

Other Relationships

        Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

 LEGAL MATTERS

        The validity of the issuance of the shares of common stock being offered by this prospectus will be passed upon for us and the selling stockholders by Cooley LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

        Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2017 and 2018, and for each of the two fiscal years in the period ended December 31, 2018, as set forth in their report. We have included our consolidated financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

        On the completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available at www.sec.gov.

        We also maintain a website at www.progyny.com. Information contained in, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is only as an inactive textual reference.

PROGYNY, INC.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Progyny, Inc. and subsidiaries

Opinion on the Financial Statements

        We have audited the accompanying consolidated balance sheets of Progyny, Inc. (and subsidiaries) (the Company) as of December 31, 2017 and 2018, the related consolidated statements of operations and comprehensive income (loss), changes in convertible preferred stock and stockholders' deficit, and cash flows for each of the two years in the period ended December 31, 2018, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018 in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

        These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2012.

New York, NY
August 1, 2019

PROGYNY, INC.

Consolidated Balance Sheets

(in thousands, except share and per share amounts)

	December 31,
			March 31, 2019	Pro Forma March 31, 2019
	2017	2018
			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$4,691	$127	$364	$
Accounts receivable, net of $1,090, $3,486, and $4,412 of allowances at December 31, 2017, 2018 and March 31, 2019 (unaudited), respectively	11,373	23,325	39,472
Prepaid expenses and other current assets	706	885	1,273
Assets of discontinued operations, current	—	200	—

Total current assets	16,770	24,537	41,109
Property and equipment, net	597	776	761
Goodwill	11,880	11,880	11,880
Intangible assets, net	5,342	3,859	3,488
Other assets	372	272	272

Total assets	$34,961	$41,324	$57,510	$

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$5,130	$15,578	$18,956	$
Accrued expenses and other current liabilities	7,439	9,782	12,668
Convertible preferred stock warrant liabilities	1,645	4,589	5,140
Short term debt	—	253	6,584
Current portion of long-term debt	3,556	—	—

Total current liabilities	17,770	30,202	43,348
Long-term debt, net of current portion	1,632	—	—
Liabilities of discontinued operations, non-current	4,869	—	—

Total liabilities	24,271	30,202	43,348
Commitments and contingencies (Note 11)
Convertible preferred stock, $0.0001 par value; 314,930,070 shares authorized as of December 31, 2017 and 2018 and March 31, 2019 (unaudited); 302,861,409, 297,396,928 and 297,396,928 shares issued and outstanding at December 31, 2017, December 31 2018 and March 31, 2019 (unaudited), respectively; aggregate liquidation preference of $108,444, $106,369 and $106,369 as of December 31, 2017 and 2018 and March 31, 2019 (unaudited), respectively; no shares issued or outstanding, pro forma (unaudited)	108,312	106,237	106,237
STOCKHOLDERS' DEFICIT
Common stock, $0.0001 par value; 417,000,000 shares authorized at December 31, 2017, 2018 and March 31, 2019 (unaudited), respectively; 25,863,827, 23,433,522 and 23,441,722 shares issued at December 31, 2017 and 2018 and March 31, 2019 (unaudited), respectively; no shares issued or outstanding, pro forma (unaudited)	3	3	3
Additional paid-in capital	6,931	10,620	11,139
Treasury stock, at cost, $0.0001 par value; zero, 2,678,696 and 2,678,696 shares outstanding at December 31, 2017, 2018 and March 31, 2019 (unaudited)	—	(884)	(884)
Accumulated deficit	(104,556)	(104,854)	(102,333)

Total stockholders' deficit	(97,622)	(95,115)	(92,075)

Total liabilities, convertible preferred stock, and stockholders' deficit	$34,961	$41,324	$57,510

The accompanying notes are an integral part of these consolidated financial statements.

PROGYNY, INC.

Consolidated Statements of Operations and Comprehensive Income (Loss)

(in thousands, except share and per share amounts)

	Year Ended December 31			Three Months Ended March 31,
	2017	2018		2018	2019
				(unaudited)
Revenue	$48,584		$105,400	$22,258		$47,197
Cost of services	41,184		85,966	18,324		37,233

Gross profit	7,400		19,434	3,934		9,964
Operating expenses:
Sales and marketing	4,258		7,285	1,763		2,346
General and administrative	14,147		15,601	4,016		4,508

Total operating expenses	18,405		22,886	5,779		6,854

(Loss) income from operations	(11,005)		(3,452)	(1,845)		3,110

Other expense:
Interest expense, net	(740)		(497)	(88)		(38)
Convertible preferred stock warrant valuation adjustment	(714)		(2,944)	(184)		(551)

Total other expense, net	(1,454)		(3,441)	(272)		(589)

(Loss) income from continuing operations, before tax	(12,459)		(6,893)	(2,117)		2,521
Benefit for income taxes	3		1,777	546		—

Net (loss) income from continuing operations	$(12,456)		$(5,116)	$(1,571)		$2,521

Net income from discontinued operations, net of taxes	$4		$5,777	$5,724		$—

Net (loss) income and comprehensive (loss) income	$(12,452)		$661	$4,153		$2,521

Net (loss) income attributable to common stockholders	$(13,468)		$(5,541)	$(1,571)		$31

Net (loss) income per share attributable to common stockholders:
Basic
Continuing operations	$(0.52)		$(0.22)	$(0.06)		$—
Discontinued operations	—		0.23	0.22		—

Total basic net (loss) income per share attributable to common stockholders	$(0.52)		$0.01	$0.16		$—

Diluted
Continuing operations	$(0.52)		$(0.22)	$(0.06)		$—
Discontinued operations	—		0.23	0.22		—

Total diluted net (loss) income per share attributable to common stockholders	$(0.52)		$0.01	$0.16		$—

Weighted-average shares used in computing net (loss) income per share:
Basic	25,808,151		25,180,455	25,863,827		23,439,649

Diluted	25,808,151		25,180,455	25,863,827		68,725,862

Pro forma (loss) income per share, basic and diluted (unaudited)		$			$

Weighted-average shares used in computing pro forma net (loss) income per share, basic and diluted (unaudited)

The accompanying notes are an integral part of these consolidated financial statements.

PROGYNY, INC.
Consolidated Statements of Changes in Convertible Preferred Stock and Stockholders' Deficit
(in thousands, except share and per share amounts)

	Convertible Preferred Stock
			Common Stock
					Treasury Stock	Additional Paid in Capital	Accumulated Deficit
	Shares	Amount	Shares	Amount				Total
Balance at December 31, 2016	263,356,531	$92,300	25,746,952	$3	$—	$6,359	$(92,104)	$(85,742)
Issuance of Series B convertible preferred stock	39,504,878	16,012	—	—	—	(1,012)	—	(1,012)
Stock-based compensation	—	—	—	—	—	1,559	—	1,559
Stock option exercise	—	—	116,875	—	—	25	—	25
Net loss	—	—	—	—	—	—	(12,452)	(12,452)

Balance at December 31, 2017	302,861,409	$108,312	25,863,827	$3	$—	$6,931	$(104,556)	$(97,622)
Repurchase of convertible preferred stock	(5,464,481)	(2,075)	—	—	—	—	(425)	(425)
Repurchase of common stock	—	—	(2,678,696)	—	(884)	—	(321)	(1,205)
Non-cash contribution	—	—	—	—	—	414	—	414
Stock option exercise	—	—	248,391	—	—	65	—	65
Impact of adoption of 2016-09	—	—	—	—	—	213	(213)	—
Stock-based compensation	—	—	—	—	—	2,997	—	2,997
Net income	—	—	—	—	—	—	661	661

Balance at December 31, 2018	297,396,928	$106,237	23,433,522	$3	$(884)	$10,620	$(104,854)	$(95,115)

	Convertible Preferred Stock
			Common Stock
					Treasury Stock	Additional Paid in Capital	Accumulated Deficit
For the three months ended March 31, 2018 (unaudited)	Shares	Amount	Shares	Amount				Total
Balance at December 31, 2017	302,861,409	$108,312	25,863,827	$3	$—	$6,931	$(104,556)	$(97,622)
Impact of adoption of 2016-09	—	—	—	—	—	213	(213)	—
Stock-based compensation	—	—	—	—	—	923	—	923
Net income	—	—	—	—	—	—	4,153	4,153

Balance at March 31, 2018	302,861,409	$108,312	25,863,827	$3	$—	$8,067	$(100,616)	$(92,546)

	Convertible Preferred Stock
			Common Stock
					Treasury Stock	Additional Paid in Capital	Accumulated Deficit
For the three months ended March 31, 2019 (unaudited)	Shares	Amount	Shares	Amount				Total
Balance at December 31, 2018	297,396,928	$106,237	23,433,522	$3	$(884)	$10,620	$(104,854)	$(95,115)
Stock option exercise	—	—	8,200	—	—	2	—	2
Stock-based compensation	—	—	—	—	—	517	—	517
Net income	—	—	—	—	—	—	2,521	2,521

Balance at March 31, 2019	297,396,928	$106,237	23,441,722	$3	$(884)	$11,139	$(102,333)	$(92,075)

The accompanying notes are an integral part of these consolidated financial statements.

PROGYNY, INC.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
			(unaudited)
OPERATING ACTIVITIES
Net (loss) income	$(12,452)	$661	$4,153	$2,521
Less: Income from discontinued operations, net of income tax	(4)	(5,777)	(5,724)	—
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Deferred tax benefit	(3)	(1,777)	(546)	—
Loss on debt extinguishment	—	88	—	—
Depreciation and amortization	1,559	1,883	448	510
Stock-based compensation	1,559	2,997	923	517
Bad debt expense	431	824	249	449
Loss on disposal of property and equipment	2	—	—	1
Accretion of debt discount and debt issuance costs	200	75	40	—
Change in fair value of warrant liabilities	714	2,944	184	551
Changes in operating assets and liabilities:
Accounts receivable	(2,044)	(12,776)	(12,344)	(16,596)
Prepaid expenses and current other assets	(198)	(179)	(179)	(388)
Other assets	(279)	100	83	—
Accounts payable	(909)	10,448	4,941	3,378
Accrued expenses and other current liabilities	2,005	2,761	3,434	2,886

Net cash (used in) provided by continuing operations	(9,419)	2,272	(4,338)	(6,171)
Net cash used in discontinued operations	(55)	—	—	—

Net cash (used in) provided by operating activities	(9,474)	2,272	(4,338)	(6,171)
INVESTING ACTIVITIES
Purchase of property and equipment	(612)	(579)	(250)	(125)

Net cash used in continuing operations	(612)	(579)	(250)	(125)
Net cash provided by discontinued operations	—	2,481	2,427	200

Net cash (used in) provided by investing activities	(612)	1,902	2,177	75
FINANCING ACTIVITIES
Repayment of term loan	(3,259)	(5,351)	(939)	—
Proceeds from revolving line of credit	—	64,421	—	41,308
Repayments made against revolving line of credit	—	(64,168)	—	(34,977)
Repurchase of convertible preferred stock	—	(2,500)	—	—
Repurchase of common stock	—	(1,205)	—	—
Exercise of stock options	25	65	—	2
Proceeds from issuance of convertible preferred stock and warrants, net	15,000	—	—	—

Net cash (used in) provided by continuing operations	11,766	(8,738)	(939)	6,333
Net cash provided by discontinued operations	—	—	—	—

Net cash provided by (used in) financing activities	11,766	(8,738)	(939)	6,333
Net increase (decrease) in cash and cash equivalents	1,680	(4,564)	(3,100)	237
Cash and cash equivalents, beginning of year	3,011	4,691	4,691	127

Cash and cash equivalents, end of year	$4,691	$127	$1,591	$364

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$542	$505	$88	$38
Cash paid for income taxes	—	—	—	—
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Non-cash settlement of liability	$—	$414	$—	$—
Non-cash liability forgiveness related to divestiture	$—	$4,869	$4,869	$—

The accompanying notes are an integral part of these consolidated financial statements.

PROGYNY, INC.

Notes to Consolidated Financial Statements

1. Business and Basis of Presentation

Description of Business

        Progyny, Inc. (referred to as "Progyny" or the "Company") was incorporated in the state of Delaware on April 3, 2008, and maintains its corporate headquarters in New York, NY. Prior to its 2015 acquisition of Fertility Authority, LLC, the Company was exclusively a medical device company in the field of reproductive medicine, translating scientific discoveries related to early embryo development into clinical tools. The Company's product, the Early Embryo Viability Assessment Test ("Eeva"), was designed to assist clinicians and patients in assessing the likelihood of certain in vitro fertilization ("IVF") outcomes.

        With the acquisition of Fertility Authority, LLC, in March 2015, the Company established and operated as two segments; (i) medical device and (ii) the fertility benefits solution. In January 2018, the Company executed an agreement with a related party to sell the Eeva business, representing all of the medical device segment.

        Subsequent to the sale of the Eeva business, Progyny is a provider of a fertility benefits solution. The fertility benefits solution consists of a significant service that integrates: (1) the treatment services ("Smart Cycles") that the Company has designed, (2) access to the Progyny network of high-quality fertility specialists that perform the Smart Cycle treatments and (3) active management of the selective network of high-quality provider clinics, real-time member eligibility and treatment authorization, member-facing digital tools and detailed quarterly reporting supported by the Company's dedicated account management teams, and end to end comprehensive concierge member support provided by Progyny's in-house staff of Patient Care Advocates ("PCAs") (collectively, the "care management services").

        The Company enhanced its fertility benefits solution with the launch of Progyny Rx, its pharmacy benefits solution, effective January 1, 2018. As part of this solution, the Company provides formulary plan design, simplified authorization, assistance with prescription fulfillment, and timely delivery of the medications by the Company's network of specialty pharmacies, as well as medication administration training, pharmacy support services, and continuing PCA support. As a pharmacy benefits solution provider, Progyny manages the dispensing of pharmaceuticals through the Company's specialty pharmacy contracts. The pharmacy benefits solution is only available as an add-on service to its fertility benefits solution.

Emerging Growth Company Status

        The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act, until such time as those standards apply to private companies.

        The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it is (i) no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, the Company's consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

        The Company will remain an emerging growth company until the earliest of (i) the last day of the Company's first fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in

PROGYNY, INC.

Notes to Consolidated Financial Statements (Continued)

1. Business and Basis of Presentation (Continued)

which the Company has total annual gross revenues of at least $1.07 billion, or (c) when the Company is deemed to be a large accelerated filer, which means the market value of the Company's common stock that is held by non-affiliates exceeds $700.0 million as of the prior June 30th and (ii) the date on which the Company has issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

2. Summary of Significant Accounting Policies

Basis of Presentation

        The accompanying consolidated financial statements include those of the Company and its wholly owned subsidiary, Fertility Authority LLC. Effective June 2018, the Company legally dissolved the Fertility Authortity LLC legal entity. All intercompany balances and transactions have been eliminated in consolidation. The consolidated financial statements and accompanying notes were prepared in accordance with accounting principles generally accepted in the United States ("GAAP").

Segment Information

        Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker ("CODM"), or decision making group, in making decisions on how to allocate resources and assess performance. Following the divestiture of Eeva, the Company operates and manages in one operating segment, providing fertility and pharmacy benefits solutions. The Company defines its CODM as its Board of Directors (the "Board of Directors"). All long-lived assets are located in the United States and all revenue is attributed to the United States. Since the Company operates in one operating segment, all required financial segment information can be found in the consolidated financial statements.

Use of Estimates

        The preparation of financial statements in conformity with GAAP generally requires management to make estimates and assumptions that affect the reported amount of certain assets, liabilities, revenues, and expenses, and the related disclosure of contingent assets and liabilities. Specific accounts that require management estimates include accrued receivables, accrued claims payable, allowance for doubtful accounts, accrued rebates, convertible preferred stock warrant liabilities and stock-based compensation. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Unaudited Interim Financial Information

        The accompanying balance sheet as of March 31, 2019, the statements of operations and comprehensive income (loss), statements of cash flows and changes in convertible preferred stock and stockholders' deficit for the three months ended March 31, 2018 and 2019 are unaudited. In the opinion of management, the unaudited data reflects all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company's financial position as of March 31, 2019 and the results of its operations and comprehensive income (loss) and its cash flows for the three months ended March 31, 2018 and 2019. The financial data and other information disclosed

PROGYNY, INC.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

in these notes related to the three months ended March 31, 2018 and 2019 are also unaudited. The results for the three months ended March 31, 2019 are not necessarily indicative of results to be expected for the year ending December 31, 2019, any other interim periods or any future year period.

Unaudited Pro Forma Financial Information

        Upon completion of the Company's initial public offering ("IPO"), all outstanding shares of convertible preferred stock convert into shares of common stock on a one-for-one basis. The unaudited pro forma balance sheet information also gives effect to such conversion.

        The unaudited pro forma basic and diluted net loss per share for the year ended December 31, 2018 and three months ended March 31, 2019 has been computed to give effect to an adjustment to the denominator in the pro forma basic and diluted net loss per share calculation for the automatic conversion of the convertible preferred stock into shares of common stock as of the beginning of the period or the date of issuance.

        The Company believes that the unaudited pro forma basic and diluted net loss per share disclosure provides material information to investors because the conversion of the convertible preferred stock is expected to occur upon the closing of the IPO. Therefore, the disclosure of the pro forma information provides a measure of net (loss) income per share that is comparable to what will be reported as a public company.

Cash and Cash Equivalents

        Cash and cash equivalents are stated at fair value. The Company considers all highly liquid investments purchased with original maturities of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents consist of cash and bank deposits as of December 31, 2017 and 2018 and March 31, 2019.

Revenue Recognition

        Revenue is recognized when control of the promised goods or services is transferred to clients in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

        The Company applies the following five-step model to recognize revenue from contracts with clients:

  •
  Identification of the contract, or contracts, with a client

  •
  Identification of the performance obligations in the contract

  •
  Determination of the transaction price

  •
  Allocation of the transaction price to the performance obligations in the contract

  •
  Recognition of revenue when, or as, a performance obligation is satisfied

        Progyny's contracts typically have a stated term of three years and include contractual termination options after the first year, allowing the client to terminate the contract with 30 to 90 days' notice.

Fertility Benefits Revenue

        Progyny primarily generates revenue through its fertility benefits solution, in which Progyny provides self-insured enterprise entities ("clients") and their employees and partners (together,

PROGYNY, INC.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

"members") with fertility benefits. As part of the fertility benefits solution, Progyny provides access to effective and cost-efficient fertility treatments, referred to as Smart Cycles, as well as other related services. Smart Cycles are proprietary treatment bundles that include certain medical services available to members through Progyny's proprietary, credentialed network of provider clinics. In addition to access to Progyny's Smart Cycle treatment bundles and access to Progyny's network of provider clinics, the fertility benefits solution includes other comprehensive services, which Progyny refers to as care management services, such as active management of the provider clinic network, real-time member eligibility and treatment authorization, member-facing digital tools throughout the Smart Cycle and detailed quarterly reporting all supported by client facing account management and end-to-end comprehensive member support provided by Progyny's in house staff of Patient Care Advocates ("PCAs").

        The promises within Progyny's fertility benefits contract with a client represent a single performance obligation because Progyny provides a significant service of integrating the Progyny-designed Smart Cycles and access to the fertility treatment services provided by provider clinics with the other comprehensive services into the combined fertility benefits solution that the client contracted to receive. Progyny's fertility benefits solution is a stand-ready obligation that is satisfied over the contract term.

        Progyny's contracts include the following sources of consideration, which are all variable: a per employee per month ("PEPM") administration fee (in most, but not all contracts) and a fixed rate per Smart Cycle. The PEPM administration fee is allocated between the fertility benefits solution and the pharmacy benefits solution based on standalone selling price, estimated using an expected cost plus margin method. The Company allocates the variable consideration related to the fixed rate per Smart Cycle to the distinct period during which the related services were performed as those fees relate specifically to the Company's efforts to provide its fertility benefits solution to its clients in the period and represents the consideration the Company is entitled to for the fertility benefits services provided. As a result, the fixed rate per Smart Cycle is included in the transaction price and recognized in the period in which the Smart Cycle is provided to the member.

        Progyny's contracts also include potential service level agreement refunds related to outcome based service metrics. These service level refunds, which are determined based on results of a full plan year, if met, are based on a percentage of the PEPM fee paid by clients. The Company estimates the variable consideration related to the total PEPM administration fee, less estimated refunds related to service level agreements, and recognizes the amounts allocated to the fertility benefits solution ratably over the contract term. Progyny's estimate of service level agreement refunds, have not historically resulted in significant adjustments to the transaction price.

        Clients are invoiced on a monthly basis for the PEPM administration fee. Progyny invoices its clients and members for their respective portions of the fixed rate per Smart Cycle bundle when all treatment services within a Smart Cycle are completed by the provider clinic. Once an invoice is issued, payment terms are typically between 30 to 60 days.

        The Company assesses whether it is the principal or the agent for each arrangement with a client, since fertility treatment services are provided by a third party—the provider clinics. The Company is the principal in its arrangements with clients and therefore presents revenue gross of the amounts paid to the provider clinics because Progyny controls the specified service (the fertility benefits solution) before it is transferred to the client. Progyny integrates the fertility treatment services provided by the provider clinics into the overall fertility benefits solution that the client contracted to receive. In

PROGYNY, INC.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

addition, Progyny defines the scope of the potential services to be performed by the provider clinics and monitors the performance of the provider clinics. Furthermore, Progyny is primarily responsible for fulfilling the promise to the client and has discretion in setting the pricing, as Progyny separately negotiates agreements with the provider clinics, which establish pricing for each treatment service. Pricing of services from provider clinics is independent from the fees charged to clients.

Pharmacy Benefits Revenue

        For clients that have the fertility benefits solution, Progyny offers, as an add-on, its pharmacy benefits solution, which is a separate, fully integrated pharmacy benefit. As part of the pharmacy benefits solution, Progyny provides care management services, which include Progyny's formulary plan design, prescription fulfillment, simplified authorization and timely delivery of the medications used during treatment through Progyny's network of specialty pharmacies, and clinical services consisting of member assessments, UnPack It calls, telephone support, online education, medication administration training, pharmacy support services and continuing PCA support.

        The pharmacy-related promises represent a single performance obligation because Progyny provides a significant service of integrating the formulary plan design, prescription fulfillment, clinical services and PCA support into the combined pharmacy benefits solution that the client contracted to receive. The pharmacy benefits solution is a stand-ready obligation that is satisfied over the contract term.

        Progyny's contracts include the following sources of consideration, all of which are variable: a PEPM administration fee (in most, but not all contracts) and a fixed fee per fertility drug. As described above, the PEPM administration fee, less estimated refunds related to service level agreements, is allocated to the pharmacy benefits solution and recognized ratably over the contract term. The Company allocates the variable consideration related to the fixed fee per fertility drug to the distinct period during which the related services were performed, as those fees relate specifically to the Company's efforts to provide its pharmacy benefits solution to clients in the period and represents the consideration the Company is entitled to for the pharmacy benefits services provided. As a result, the fixed fee per fertility drug is in included in the transaction price and recognized in the period in which the Company is entitled to consideration from a client, which is when a prescription is filled and delivered to the members.

        As stated above, clients are invoiced on a monthly basis for the PEPM administration fee. Progyny invoices the client and the member for their respective portions of the fixed fee per fertility drug, when the prescription services are completed by the specialty pharmacy. Once an invoice is issued, payment terms are typically between 30 to 60 days.

        The Company assesses whether it is the principal or the agent for each arrangement with a client, as prescription fulfillment and clinical services are provided by a third party—the specialty pharmacies. The Company is the principal in its arrangements with clients, and therefore presents revenue gross of the amounts paid to the specialty pharmacies. Progyny controls the specified service (the pharmacy benefits solution) before it is transferred to the client. Progyny integrates the prescription fulfillment and clinical services provided by the pharmacies and PCA's into the overall pharmacy benefits solution that the client contracted to receive. In addition, Progyny defines the scope of the potential services to be performed by the specialty pharmacies and monitors the performance of the specialty pharmacies. Furthermore, Progyny is primarily responsible for fulfilling the promise to the client and has discretion

PROGYNY, INC.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

in setting the pricing, as Progyny separately negotiates agreements with pharmacies, which establish pricing for each drug. Pricing of fertility drugs is independent from the fees charged to clients.

Accrued Receivable and Accrued Claims Payable

        Accrued receivables are estimated based on historical experience for those fertility benefits services provided but for which a claim has not been received from the Provider Clinic. At the same time, cost of services and accrued claims payables (included within accrued expense and other current liabilities) are estimated based on the amount to be paid to the Provider Clinic and historical gross margin achieved on fertility benefits services. Estimates are adjusted to actual at the time of billing. Adjustments to original estimates have been not been material.

        As of December 31, 2017, accrued receivables and accrued claims payables were $5.9 million, and $4.8 million, respectively as compared to accrued receivables and accrued claims payables of $9.5 million, and $6.7 million, respectively, as of December 31, 2018. As of March 31, 2019 (unaudited), accrued receivables and accrued claims payables were $13.8 million and $10.3 million, respectively. Accrued receivables are included within accounts receivable in the consolidated balance sheet.

        As of December 31, 2017 and 2018 and March 31, 2019 (unaudited), unbilled receivables, which represent claims received and approved but unbilled at the end of the reporting period, were $1.0 million, $3.6 million and $7.8 million, respectively. Unbilled receivables are typically billed to clients within 30 days of the approved claim based on the contractual billing schedule agreed upon with the client. Claims payable are paid within 30 days based on contractual terms.

Accounts Receivable and Allowance for Doubtful Accounts

        The accounts receivable balance primarily includes amounts due from clients and members. Accounts receivable also includes certain accrued receivables for fertility benefit claims from Provider Clinics at the end of each period for services provided that have not yet been received. The Company estimates an allowance for cancellations based upon historical experience and estimates member uncollectible amounts based upon historical bad debts, current member receivable balances and the age of member receivable balances.

Cost of Services

Fertility Benefit Services

        Cost of services include: (i) fees paid to Provider Clinics within Progyny's network, (ii) costs incurred in connection with the Company's care management service functions, which include employee-related expenses (e.g. salaries and benefits) for teams such as the Patient Care Advocate and Provider Relations teams and (iii) associated overhead costs, including related information technology support costs and depreciation and amortization.

Pharmacy Benefit Services

        Cost of services include: (i) the contractual fees associated with prescription drugs dispensed and clinical services provided during the reporting period indirectly through specialty pharmacy partners and (ii) costs incurred in connection with the Company's care management service functions, which include employee-related expenses (e.g. salaries and benefits) for teams such as the Patient Care Advocate and Provider Relations teams and (iii) associated overhead costs, including related information technology support costs and depreciation and amortization.

PROGYNY, INC.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

        In the specialty pharmacy contracts, the contractual fees of prescription drugs sold includes the cost of the prescription drugs purchased and shipped to members by the Company's specialty mail service dispensing pharmacy, net of any volume-related or other discounts.

Vendor rebates

        The Company receives a rebate on formulations purchased and dispensed by the Company's specialty pharmacy. The Company's contractual arrangements with pharmaceutical manufacturers provide for the Company to receive a discount (or rebate) from established list prices paid subsequent to dispensing when products are purchased indirectly from a pharmaceutical manufacturer (e.g., through a specialty pharmacy.) These rebates are recognized as a reduction of Cost of services when prescriptions are dispensed and are generally estimated and billed to manufacturers within 15 days of the end of each month. The effect of adjustments resulting from the reconciliation of rebates recognized to the amounts billed and collected has not been material to the Company's results of operations.

Concentration of Major Clients

        The following table summarizes the clients who accounted for 10% or more of total revenue for the ended December 31, 2017 and 2018 and for the three months ended March 31, 2018 and 2019.

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
			(unaudited)
Client A	45%	24%	25%	18%
Client B	15%	10%	<10%	<10%
Client C	14%	<10%	<10%	<10%
Client D	—%	14%	14%	11%

Concentration of Credit Risk and Off-Balance-Sheet Risk

        Financial instruments that potentially subject the Company to concentrations of credit risk consists primarily of cash and cash equivalents and accounts receivable.

        The Company invests its cash and cash equivalents with highly rated financial institutions and management believes that the financial risks associated with its cash equivalents are minimal. Substantially all of the Company's cash is maintained with one financial institution with a high credit standing. From time to time, such deposits may exceed federally insured limits.

        The Company regularly reviews the outstanding accounts receivable, including consideration of factors such as the age of the receivable balance. Three clients, one at 34%, 17% and 17% accounted for more than 10% of the Company's accounts receivables as of December 31, 2017. Three clients, one at 25%, 13% and 10% accounted for more than 10% of the Company's accounts receivables as of December 31, 2018. One client represented 17% total accounts receivables as of March 31, 2019 (unaudited). To manage credit risk related to accounts receivable, the Company evaluates clients' financial condition and collateral is generally not required.

PROGYNY, INC.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Impairment of Long-Lived Assets

        Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets or asset groups may not be recoverable. In such instances, the recoverability of assets to be held and used is measured first by a comparison of the carrying amount of an asset group to future undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, an impairment loss would be recognized if the carrying amount of the asset exceeds the fair value of the asset or asset group. The fair value is determined based on valuation techniques such as a comparison to fair values of similar assets or using a discounted cash flow analysis. There were no impairments recorded for the years ended December 31, 2017 and 2018 and the periods ended March 31, 2018 and March 31, 2019 (unaudited).

Property and Equipment

        Property and equipment consist of computer equipment, machinery and equipment, furniture and fixtures, and leasehold improvements. The assets are stated at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method based on estimated useful lives and in the case of leasehold improvements, the shorter of the useful life or the remaining term of the lease (see Note 5).

Goodwill and Intangible Assets

        Goodwill represents the excess of the consideration transferred over the fair value of the assets acquired and liabilities assumed in a business combination. Other intangible assets consist of trademarks, physician network, and the websites acquired in the Fertility Authority acquisition. Goodwill, including other definite-lived intangible assets, are carried at their initial acquisition date fair value less any impairment. Other intangible assets are recorded at fair value at the date of acquisition, less accumulated amortization. Amortization is calculated using the straight-line method based on estimated useful lives.

        Goodwill is reviewed for impairment annually as of October 1st of each year or when an interim triggering event has occurred indicating potential impairment. Events or changes in circumstances which could trigger an impairment review, which are assessed at the reporting unit level, include significant changes in the manner of the Company's use of the acquired assets or the strategy for the Company's overall business, significant negative industry or economic trends, significant underperformance relative to historical or projected future results of operations, a significant adverse change in the business climate, an adverse action or assessment by a regulator, unanticipated competition or a loss of key personnel. The Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, then additional impairment testing is not required. However, if an entity concludes otherwise, then it is required to perform the first of a two-step impairment test.

PROGYNY, INC.

Notes to Consolidated Financial Statements (Continued)

2. Significant Accounting Policies Use of Estimates (Continued)

        The first step involves comparing the estimated fair value of the reporting unit with its respective book value, including goodwill. If the estimated fair value exceeds book value, goodwill is considered not to be impaired and no additional steps are necessary. If the carrying amount of goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

        The Company tests for goodwill impairment on each of its one reporting unit, which is at the operating segment or one level below the operating segment. This analysis requires us to make a series of critical assumptions to (1) evaluate whether any impairment exists and (2) measure the amount of impairment. There was no impairment of goodwill or intangible assets for the years ended December 31, 2017 and 2018 and the three months ended March 31, 2018 and 2019 (unaudited).

Convertible Preferred Stock Warrants

        Freestanding warrants to purchase the Company's convertible preferred stock are classified as liabilities on the accompanying consolidated balance sheets. The convertible preferred stock warrants are recorded as liabilities because the underlying shares of convertible preferred stock are contingently redeemable, upon a deemed liquidation event which may obligate the Company to transfer assets at some point in the future to settle these warrants. The warrants are recorded at estimated fair value and are subject to remeasurement at each balance sheet date and recorded in Other Income (expense), in the accompanying consolidated statement of operations and comprehensive income (loss).

Stock-Based Compensation

        The Company accounts for share-based compensation awards in accordance with FASB ASC Topic 718, Compensation—Stock Compensation (ASC 718). ASC 718 requires all share-based payments, including grants of stock options, to be recognized in the consolidated statements of operations and comprehensive income (loss) based on their respective fair values. For non-employee awards a measurement date is normally reached when performance is completed, and the fair value is remeasured as the stock options vest.

        The fair value of the Company's stock options has been determined using the Black-Scholes option-pricing model, which requires the input of subjective assumptions, including (i) the expected stock price volatility, (ii) the expected term of the award, (iii) the risk-free interest rate and (iv) expected dividends. Due to the lack of historical and implied volatility data of the Company's common stock, the expected stock price volatility has been estimated based on the historical volatilities of a specified group of companies in Progyny's industry for a period equal to the expected life of the option. Progyny selected companies with comparable characteristics to the Company, including enterprise value, risk profiles and position within the industry and with historical share price information sufficient to meet the expected term of the stock options. The historical volatility data has been computed using the daily closing prices for the selected companies.

        The expected life of the options granted represents the period of time that options granted are expected to be outstanding and is calculated using the simplified method, which is the mid-point between the vesting date and the end of the contractual term for each option. We have estimated the expected term of non-employee service-based and performance-based awards based on the remaining contractual term of such awards. The risk-free interest rate is based on a zero coupon, United States Treasury instrument whose term is consistent with the expected life of the stock option. The Company

PROGYNY, INC.

Notes to Consolidated Financial Statements (Continued)

2. Significant Accounting Policies Use of Estimates (Continued)

has not paid, and does not anticipate paying, cash dividends on its shares of common stock; therefore, the expected dividend yield is zero.

        Effective January 1, 2018, the Company adopted ASU 2016-09, Compensation—Stock Compensation which in turn resulted in a change in accounting policy to account for forfeitures as they occur. Prior to January 1, 2018, forfeitures were estimated at the date of grant and revised, if necessary, in subsequent periods if actual forfeitures differed from those estimates. The adoption resulted in a transition adjustment of $213,000, recorded to Accumulated deficit.

        The Company's share-based awards are subject to either service-based or performance-based vesting conditions. The Company recognizes compensation expense for service-based awards over the vesting period of the award on a straight-line basis. Compensation expense related to awards with performance-based vesting conditions is recognized when achievement of the performance condition is considered probable over the requisite service period.

Common stock valuation

        The Company has historically granted stock options at exercise prices equal to the fair value as determined by the Board of Directors on the date of grant. In the absence of a public trading market, the Board of Directors, with input from management, exercised significant judgement and considered numerous objective and subjective factors to determine the fair value of the Company's common stock as of the date of each stock option grant, including:

  •
  the Company's financial performance

  •
  the rights, preferences and privileges of the convertible preferred stock relative to those of the common stock; and

  •
  general economic and financial conditions, and the trends specific to the markets in which the Company operates

        In addition, the Board of Directors considered the independent valuations completed by a third-party valuation consultant. The valuations of the Company's common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. In performing these valuations, a variety of relevant factors were considered including, but not limited to:

  •
  the prices of common or preferred stock sold to third-party investors by the Company and in secondary transactions;

  •
  lack of marketability of the Company's common stock;

  •
  the Company's actual operating and financial performance;

  •
  current business conditions and projections;

  •
  hiring of key personnel and the experience of the Company's management;

  •
  the history of the Company and the introduction of new services;

  •
  our stage of development;

PROGYNY, INC.

Notes to Consolidated Financial Statements (Continued)

2. Significant Accounting Policies Use of Estimates (Continued)

  •
  likelihood of achieving a liquidity event, such as an initial public offering, or IPO, or a merger or acquisition of the Company given prevailing market conditions;

  •
  the market performance of comparable publicly traded companies; and

  •
  the U.S. and global capital market conditions.

        In valuing the Company's common stock, its Board of Directors determined the equity value of its business using various valuation methods including combinations of income and market approaches with input from management. The income approach estimates value based on the expectation of future cash flows that a company will generate. These future cash flows are discounted to their present values using a discount rate derived from an analysis of the cost of capital of comparable publicly traded companies in the Company's industry or similar business operations as of each valuation date and is adjusted to reflect the risks inherent in its cash flows.

        For each valuation, the equity value determined by the income and market approaches was then allocated to the common stock using either the option pricing method, or OPM, or a hybrid method. The hybrid method is a hybrid of the probability weighted expected return method, or PWERM, and OPM.

        The option pricing method is based on a binomial lattice model, which allows for the identification of a range of possible future outcomes, each with an associated probability. PWERM involves a forward-looking analysis of the possible future outcomes of the enterprise. This method is particularly useful when discrete future outcomes can be predicted at a relatively high confidence level with a probability distribution. Discrete future outcomes considered under the PWERM include an IPO, as well as non-IPO market-based outcomes. In determining the fair value of the enterprise using the PWERM, the Company developed assumptions for an IPO liquidity event and the various outcomes that could yield. With the OPM model, the company assumed a stay private scenario. The Company's valuations prior to March 2019 were based on the OPM. Beginning in March 31, 2019, the Board of Directors valued the Company's common stock based on a hybrid method of the PWERM and the OPM.

Income Taxes

        The Company accounts for income taxes in accordance with FASB ASC Topic 740, Income Taxes ("ASC 740"). Deferred income taxes are recorded for the expected tax consequences of temporary differences between the tax basis of assets and liabilities for financial reporting purposes and amounts recognized for income tax purposes. The Company periodically reviews the recoverability of deferred tax assets recorded on the consolidated balance sheet and provides valuation allowances as deemed necessary to reduce such deferred tax assets to the amount that will, more likely than not, be realized. Income tax expense consists of taxes currently payable and changes in deferred tax assets and liabilities calculated according to local tax rules.

        Significant judgment is required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, the Company considers all available evidence for each jurisdiction including past operating results, estimates of future taxable income and the feasibility of ongoing tax planning strategies. In the event the Company changes its determination as to the amount of deferred tax assets that can be realized, the Company will adjust its valuation

PROGYNY, INC.

Notes to Consolidated Financial Statements (Continued)

2. Significant Accounting Policies Use of Estimates (Continued)

allowance with a corresponding impact to income tax expense in the period in which such determination is made.

        The amount of deferred tax provided is calculated using tax rates enacted at the balance sheet date. The impact of tax law changes is recognized in periods when the change is enacted.

        A two-step approach is applied pursuant to ASC 740 in the recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return. The first step is to determine if the weight of available evidence indicates that it is more likely than not that the tax position will be sustained in an audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.

        The Company's policy is to recognize interest and penalty expenses associated with uncertain tax positions as a component of income tax expense in the consolidated statements of operations and comprehensive income (loss). As of December 31, 2017 and 2018 and March 31, 2018 and 2019 (unaudited), the Company had no accrued interest or penalties related to uncertain tax positions and no amounts have been recognized in the Company's consolidated statements of operations and comprehensive income (loss).

Fair Value of Financial Instruments and Fair Value Measurements

        The Company determines the fair value of financial assets and liabilities using the fair value hierarchy established in the accounting standards. The hierarchy describes three levels of inputs that may be used to measure fair value, as follows:

Level 1—Quoted prices in active markets for identical assets and liabilities.

Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

        Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and consider factors specific to the asset or liability.

        The carrying amounts of certain of the Company's financial instruments, including cash equivalents, accounts receivable accounts payable and the term loan approximate fair value due to their short maturities. Warrants to purchase shares of the Company's convertible preferred stock are stated at fair value and remeasured at the end of each reporting period.

Net (Loss) Income per Share Attributable to Common Stockholders

        Basic net (loss) income per share attributable to common stockholders is calculated by dividing the net (loss) income attributable to common stockholders by the weighted-average number of shares of

PROGYNY, INC.

Notes to Consolidated Financial Statements (Continued)

2. Significant Accounting Policies Use of Estimates (Continued)

common stock outstanding for the period. The Company adjusts its net (loss) income attributable to common stockholders to reflect the impact of deemed dividends recorded for convertible preferred stock during the period.

        The Company's convertible preferred stock was entitled to receive noncumulative dividends, prior and in preference to any declaration or payment of any dividend on common stock and thereafter participate pro rata on an as-converted basis with the common stockholders in any distributions to common stockholders and were therefore considered to be participating securities. As a result, the Company calculated the net (loss) income per share using the two-class method. Accordingly, the net (loss) income attributable to common stockholders is derived from the net (loss) income for the period and, in periods in which the Company has net income attributable to common stockholders, an adjustment is made for the allocations of undistributed earnings to participating securities based on their outstanding shareholder rights. Under the two-class method, the net loss attributable to common stockholders is not allocated to the convertible preferred stock as the convertible preferred stockholders did not have a contractual obligation to share in the Company's losses.

        Diluted net (loss) income attributable to common stockholders is computed by adjusting (loss) income attributable to common stockholders to allocate undistributed earnings based on the potential impact of dilutive securities, including outstanding stock options, convertible preferred stock, convertible preferred stock warrants, and common stock warrants. Diluted net (loss) income per share attributable to common stockholders is computed by dividing the diluted net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding for the period, including common stock equivalents. In periods when the Company has incurred a net loss, convertible preferred stock, options to purchase common stock, convertible preferred stock warrants, and common stock warrants are considered common stock equivalents but have been excluded from the calculation of diluted net loss per share attributable to common stockholders as their effect is antidilutive.

Recently Adopted Accounting Pronouncements

        In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers (Topic 606), to achieve a consistent application of revenue recognition within the U.S., resulting in a single revenue model to be applied by reporting companies under GAAP. Under the new model, recognition of revenue occurs when a customer obtains control of promised goods or services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, the revised guidance required that reporting companies disclose the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The Company adopted this standard on January 1, 2019 using the full retrospective approach. The adoption of the new standard had an immaterial impact on the consolidated financial statements.

        In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes, requiring companies to classify all deferred tax assets and liabilities as noncurrent on the balance sheet instead of separating deferred taxes into current and noncurrent amounts. The Company prospectively adopted this guidance effective January 1, 2018, which did not have a significant effect on the Company's consolidated financial statements.

PROGYNY, INC.

Notes to Consolidated Financial Statements (Continued)

2. Significant Accounting Policies Use of Estimates (Continued)

        In March 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation ("ASC 718"): Improvements to Employee Share-Based Payment Accounting, which changes the accounting for share-based payment transactions, including income tax consequences, classification of awards as either equity or liabilities, and classification in the statement of cash flows. The Company adopted this standard on a prospective basis as of January 1, 2018, which resulted in a transition adjustment of $213,000, recorded through Accumulated deficit. The adoption had no other effect on the net deferred tax balances, the consolidated statement of cash flows or otherwise on its consolidated financial statements.

        In September 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows ("ASC 230"): Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force), which changes how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The Company adopted this guidance effective January 1, 2018, which did not have a significant effect on the Company's consolidated financial statements.

        In January 2017, the FASB issued ASU No. 2017-04, Intangibles—Goodwill and Other: Simplifying the Test for Goodwill Impairment, to simplify the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. The new standard requires goodwill impairment to be based upon the results of Step 1 of the goodwill impairment test, which evaluates the extent, if any, by which the carrying value of a reporting unit exceeds its fair value, with any resulting impairment not exceeding the carrying amount of goodwill. The Company early adopted ASU 2017-04 on a prospective basis effective January 1, 2018. The adoption of this guidance did not have a significant effect on the Company's consolidated financial statements.

        In January 2017, the FASB issued ASU No. 2017-01, Clarifying the definition of a business. The new standard clarifies the definition of a business to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The new standard is effective for the Company for fiscal years beginning after December 15, 2018 and interim periods within annual periods beginning after December 15, 2019. The Company adopted this guidance effective January 1, 2019, which did not have a significant effect on the Company's consolidated financial statements.

        In May 2017, the FASB issued ASU No. 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting. The amendments provide guidance on determining which changes to the terms and conditions of share-based payment awards require an entity to apply modification accounting under ASC 718. An entity should account for the effects of a modification unless all the following are met: 1. The fair value (or calculated value or intrinsic value, if such an alternative measurement method is used) of the modified award is the same as the fair value (or calculated value or intrinsic value, if such an alternative measurement method is used) of the original award immediately before the original award is modified. If the modification does not affect any of the inputs to the valuation technique that the entity uses to value the award, the entity is not required to estimate the value immediately before and after the modification. 2. The vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the original award is modified. 3. The classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the original award is modified. The Company adopted the guidance effective January 1, 2018. The adoption of this guidance did not have a significant effect on the Company's consolidated financial statements.

PROGYNY, INC.

Notes to Consolidated Financial Statements (Continued)

2. Significant Accounting Policies Use of Estimates (Continued)

        In March 2018, the FASB issued ASU No. 2018-05, Income Taxes (ASC 740), to conform to SEC Staff Accounting Bulletin No. 118 ("SAB 118"). The standard was issued to allow registrants to record provisional amounts during a measurement period not to extend beyond one year from the enactment date in instances when a registrant does not have the necessary information available, prepared, or analyzed in reasonable detail to complete the accounting for certain income tax effects of the Tax Cuts and Jobs Act (the "Tax Reform Act"). The standard was effective upon issuance. The adoption of this guidance did not have a significant effect on the Company's consolidated financial statements.

        In June 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (ASC 718): Improvements to Employee Share-Based Payment Accounting, which changes the accounting for share-based payment transactions with nonemployees. For private companies the new standard is effective for fiscal years beginning after December 15, 2019, and for interim periods therein. The Company adopted this guidance effective January 1, 2019. The adoption of this guidance did not have a significant effect on the Company's consolidated financial statements.

Accounting Pronouncements Issued but Not Yet Adopted

        In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The new standard establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for the Company for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company plans to adopt this standard as of January 1, 2020 using the modified retrospective approach of all leases entered into before the effective date. The Company is currently evaluating the impact this ASU will have on its consolidated financial statements.

        In August 2018, the FASB issued final guidance requiring a customer in a cloud computing arrangement that is a service contract to follow the internal use software guidance in Accounting Standards Codification ("ASC") 350-402 Intangibles—Goodwill and Other—Internal Use Software (Subtopic 350-40) to determine which implementation costs to capitalize as assets. The amendments in this ASU are effective for fiscal years beginning after December 15, 2019. Early adoption of the amendments is permitted, including adoption in any interim period, for all entities and should be applied either retrospectively or prospectively to all implementation costs incurred after the date of adoption. The Company is currently reviewing its cloud computing arrangements to evaluate the impact of adoption of the final guidance but does not expect that the pending adoption of this ASU will have a material effect on its consolidated financial statements.

PROGYNY, INC.

Notes to Consolidated Financial Statements (Continued)

3. Revenue

Disaggregated revenue

        The following table disaggregates revenue by service (in thousands):

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
			(unaudited)
Revenue
Fertility benefits services revenue	$48,584	$99,786	$20,724	$40,365
Pharmacy benefits services revenue	—	5,614	1,534	6,832

Total	$48,584	$105,400	$22,258	$47,197

Contract balances

        There are no material contract asset or contract liability balances as of December 31, 2017, December 31, 2018 or March 31, 2019 (unaudited).

Transaction price allocated to remaining performance obligations

        The Company does not disclose the transaction price allocated to remaining performance obligations, because all of the transaction price is variable and is allocated to the distinct periods to which the services relate, as discussed above. The remaining contract term is typically less than one year, due to the client's contractual termination options.

4. Fair Value Measurement

        Assets and liabilities measured at fair value on a recurring basis were as follows (in thousands):

	December 31, 2017
	Total	Level 1	Level 2	Level 3
Liabilities:
Convertible preferred stock warrant liability	$1,645	$—	$—	$1,645

Total	$1,645	$—	$—	$1,645

	December 31, 2018
	Total	Level 1	Level 2	Level 3
Liabilities:
Convertible preferred stock warrant liability	$4,589	$—	$—	$4,589

Total	$4,589	$—	$—	$4,589

PROGYNY, INC.

Notes to Consolidated Financial Statements (Continued)

4. Fair Value Measurement (Continued)

	March 31, 2019 (unaudited)
	Total	Level 1	Level 2	Level 3
Liabilities:
Convertible preferred stock warrant liability	$5,140	$—	$—	$5,140

Total	$5,140	$—	$—	$5,140

        The estimated fair values of the convertible preferred stock warrant liabilities (see Note 10) were determined using Level 3, or significant unobservable inputs. Changes to the estimated fair value of the warrants are recorded in other income or other expense in the statements of operations and comprehensive income (loss). The following table provides the changes in the estimated fair value of the convertible preferred stock warrants (in thousands):

Convertible Preferred Stock Warrants
Balance as of December 31, 2017	$1,645
Change in estimated fair value of warrants	2,944

Balance as of December 31, 2018	4,589
Changes in estimate fair value of warrants	551

Balance at March 31, 2019 (unaudited)	$5,140

        During the years ended December 31, 2017 and 2018, and the three months ended March 31, 2018 and 2019 (unaudited), there were no transfers between Level 1, Level 2, or Level 3 assets or liabilities reported at fair value on a recurring basis and the valuation techniques used to value the Level 3 liabilities did not change.

5. Property and Equipment, Net

        Property and equipment consist of the following (in thousands):

		December 31,
	Estimated Useful Life (in years)			March 31, 2019
		2017	2018
				(unaudited)
Machinery and equipment	3 - 5	$9	$13	$13
Computers and software	3	373	798	922
Furniture and fixtures	7	50	102	102
Leasehold improvements	1	248	346	346

		680	1,259	1,383
Less: accumulated depreciation		(83)	(483)	(622)

Total property and equipment, net		$597	$776	$761

        Depreciation expense was approximately $76,000 and $400,000 for the years ended December 31, 2017 and 2018, and $77,000 and $139,000 for the three months ended March 31, 2018 and 2019 (unaudited), respectively.

PROGYNY, INC.

Notes to Consolidated Financial Statements (Continued)

6. Divestitures

        On January 18, 2018, the Company completed the divestiture of its Eeva business, the primary operations of our previous medical device segment, to a related party, Ares Trading S.A. a subsidiary of Merck Serono, S.A. ("Merck"), a shareholder in the Company. The Eeva business was sold to Merck for $7.9 million, consisting of cash of $3.0 million and the forgiveness of the $4.9 million liability remaining from the previous license agreement for the Eeva product between the two parties. The cash consideration includes $300,000 of deferred consideration, of which the last payment was received by the Company in March 2019.

        The Company determined that the Eeva business met the criteria to be classified as held for sale as of December 31, 2016, representing a strategic shift in Progyny's operations. With the amendment of the license agreement in May 2016, management committed to a plan to sell the business and move from the medical device business to the fertility benefits business which represented a strategic shift. The Board of Directors approved the ultimate sale of Eeva in December 2017.

        In accordance with the applicable accounting guidance, upon the sale of the Eeva business on January 18, 2018, the Company reflected the Eeva business as discontinued operations in the consolidated financial statements.

        Excluding the $200,000 of assets representing deferred consideration, there was no other assets or liabilities associated with the Eeva business as of December 31, 2018. For the year ended December 31, 2017, there were no assets or liabilities related to the Eeva business with the exception of the $4.9 million liability.

        The following is a summary of the operating results of Eeva which have been reflected within income from discontinued operations, net of tax (in thousands):

	Year Ended December 31,
			Three Months Ended March 31, 2018
	2017	2018
			(unaudited)
Revenue	$328	$—	$—
Cost of services	59	—	—

Gross profit	269	—	—
Operating expenses:
Research and development	241	—	—
General and administrative	21	—	—

Total operating expenses	262	—	—

Income from discontinued operations	7	—	—
Gain on sale of discontinued operations	—	7,554	7,501

Income from discontinued operations, before tax	7	7,554	7,501
Provision for income taxes	(3)	(1,777)	(1,777)

Net income from discontinued operations	$4	$5,777	$5,724

PROGYNY, INC.

Notes to Consolidated Financial Statements (Continued)

6. Divestitures (Continued)

        The significant components of the consolidated statement of cash flows for Eeva are as follows (in thousands):

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
			(unaudited)
OPERATING ACTIVITIES
Depreciation expense	$18	$—	$—	$—
Deferred license revenue	(73)	—	—	—
INVESTING ACTIVITIES
Deferred consideration	—	200	200	—
Proceeds from sale of business, net of costs	—	2,481	2,427	200

7. Intangible Assets, Net

        Intangible assets consist of the following (in thousands):

		December 31,
	Estimated Useful Life (in years)			March 31, 2019
		2017	2018
				(unaudited)
Trademarks	8	$4,000	$4,000	$4,000
Physician network	6	3,500	3,500	3,500
Website	5	2,000	2,000	2,000

		9,500	9,500	9,500
Less: accumulated amortization		(4,158)	(5,641)	(6,012)

Total intangible assets, net		$5,342	$3,859	$3,488

        Amortization expense was $1.5 million for the years ended December 31, 2017 and 2018. Amortization expense was $371,000 for the three months ended March 31, 2018 and 2019 (unaudited).

        As of December 31, 2018, the future amortization expense of other intangible assets is as follows (in thousands):

Year ending December 31:
2019	$1,483
2020	1,162
2021	614
Thereafter	600

Total	$3,859

PROGYNY, INC.

Notes to Consolidated Financial Statements (Continued)

8. Accrued Expenses and Other Current Liabilities

        Accrued expenses and other current liabilities consist of the following (in thousands):

	December 31,
			March 31, 2019
	2017	2018
			(unaudited)
Accrued claims payable	$4,783	$6,656	$10,294
Accrued compensation	1,542	1,490	469
Accrued commission	610	966	1,130
Professional fees	199	274	385
Other	305	396	390

Total accrued expenses and other current liabilities	$7,439	$9,782	$12,668

9. Debt

        The Company's $8.0 million Term Loan, entered into in November 2015, carried an interest rate equal to the greater of 7.5% or the LIBOR rate plus 7.3%. The terms contain a prepayment fee of 3.0% of the outstanding principal if repaid after the effective date but on or prior to the first anniversary, 2.0% if repaid after the first anniversary of the effective date but on or prior to the second anniversary, and 1.0% if repaid after the second anniversary of the effective date but prior to the maturity date. Additionally, the terms contained an additional significant final payment representing 8.0% of the original principal.

        In June 2018, the Company entered into a loan agreement with Silicon Valley Bank for a revolving line of credit up to $15.0 million based upon an advance rate of 80% on "eligible" accounts receivable to fund its working capital and other general corporate needs ("SVB Line of Credit"). Eligible accounts receivable is defined in the loan agreement as accounts billed with aging 90 days or less and excludes accounts receivable due for member copayments, coinsurance, and deductibles.

        Upon execution of the SVB Line of Credit, the Term Loan was paid off in full including the remaining principal balance of $2.9 million, final balloon payment of $640,000 and the 1.0% early payment penalty fee of $15,000. The repayment of the Term Loan was treated as a debt extinguishment and the Company recognized the remaining unamortized debt discount of $88,000 as a loss on debt extinguishment in Other expense, net for the year ended December 31, 2018.

        The Company is required to pay a revolving line commitment fee of $225,000 in three equal annual installments of $75,000 starting on the one year anniversary of the revolving line. The Company made the first installment payment of $75,000 in June 2019. The SVB Line of Credit matures in May 2021. When the Company holds unrestricted cash balances greater than $5.0 million interest accrues at a floating rate per annum equal to the prime rate. The principal amount outstanding will accrue at a floating per annum rate of the greater of (1) the prime rate (as defined in the agreement) or 0.5% above the prime rate depending on whether certain conditions have been met and (2) 4.75%, with interest payable monthly.

        The SVB Line of Credit contains customary affirmative covenants, financial covenants, as well as negative covenants that, among other things, restrict the Company's ability to incur additional indebtedness (including guarantees of certain obligations); create liens; engage in mergers, consolidations, liquidations and dissolutions; sell assets; maintain collateral; pay dividends or make

PROGYNY, INC.

Notes to Consolidated Financial Statements (Continued)

9. Debt (Continued)

other payments in respect of capital stock; make acquisitions; make investments, loans and advances; enter into transactions with affiliates; make payments with respect to or modify subordinated debt instruments; and enter into agreements with negative pledge clauses or clauses restricting subsidiary distributions. The financial covenant requires the Company achieve minimum revenue targets established at 75% of the annual financial projections approved by the Board.

        The Company was in compliance with all requirements and its covenant of the revolving credit facility as of December 31, 2018 and March 31, 2019 (unaudited).

        During the year ended December 31, 2017, the Company recorded interest expense and accretion of the debt discount on the Term Loan of $542,000 and $200,000.

        Prior to the repayment of the Term Loan, the Company recorded interest of $88,000 and $163,000 and accretion of the debt discount of $40,000 and $75,000 in Interest expense, net for the three months ended March 31, 2018 and for the year ended December 31, 2018, respectively.

        As of December 31, 2018 and March 31, 2019, the Company had $253,000 and $6.6 million drawn on the SVB Line of Credit, respectively. During the year ended December 31, 2018, the Company recorded interest expense on SVB Line of Credit of $74,000. The Company recorded interest on the SVB Line of Credit of $38,000 in the three months ended March 31, 2019 (unaudited).

10. Convertible Preferred Stock Warrants

        As of December 31, 2017 and 2018 and March 31, 2019 (unaudited), the Company has issued and outstanding warrants to acquire 9,178,295 shares of Series B convertible preferred stock for $0.38 per share with a fair value of $1.6 million, $4.6 million and $5.1 million, respectively that were issued in conjunction with various equity and financing transactions.

        The Company recognized the warrants at fair value at the time of issuance and remeasures the warrants at their fair value on a recurring basis thereafter. Given the deemed liquidation provisions of the underlying convertible preferred stock, the convertible preferred stock warrant liabilities are recorded at fair value and are subject to remeasurement at each balance sheet date. The Company calculates the warrants' fair value as follows:

  a.
  The Company's equity value is estimated using the market approach.

  b.
  The Company's equity value is then allocated among classes of its capital structure, including Series B convertible preferred shares. The allocation is performed using the Option Pricing Methodology. This method treats securities as options with the Company. The allocation is used to determine the value of Series B convertible preferred shares, as well as the Series B convertible preferred stock warrants. The Company assumes that any exercise of the warrants would be to purchase Series B convertible preferred Shares, and assumes scenarios where the warrants will not be exercised.

        No warrants were issued in 2017, 2018, or the three months ended March 31, 2019. The warrants outstanding at December 31, 2017, were valued at approximately $0.18 per share utilizing an option pricing model, time to liquidity of two and half years, underlying stock volatility of 40.6% and a risk-free interest rate of 2.40%. The warrants outstanding at December 31, 2018, were valued at approximately $0.50 per share utilizing an option pricing model, time to liquidity of two years, underlying stock volatility of 43% and a risk-free interest rate of 2.3%.

PROGYNY, INC.

Notes to Consolidated Financial Statements (Continued)

10. Convertible Preferred Stock Warrants (Continued)

        The warrants outstanding at March 31, 2019 (unaudited), were valued at approximately $0.56 per share utilizing an option pricing model, time to liquidity of 1.5 years, underlying stock volatility of 44% and a risk-free interest rate of 2.3%. Given the deemed liquidation provisions, described below, of the underlying convertible preferred stock, the convertible preferred stock warrant liabilities are recorded at fair value and are subject to remeasurement at each balance sheet date.

Rollforward of Warrants and Fair Value	Warrants	Liability
		(in thousands)
Total warrants and liability as of December 31, 2017	9,178,295	$1,645
Revaluation of remaining warrants	—	2,944

Total warrants and liability as of December 31, 2018	9,178,295	4,589
Revaluation of remaining warrants	—	551

Total warrants and liability as of March 31, 2019 (unaudited)	9,178,295	$5,140

11. Commitments and Contingencies

        In June 2017, the Company entered into a sublease agreement for its corporate offices in New York, NY. The term is for 27 months commencing on November 1, 2017.

        In August 2018, the lease in Menlo Park, California was terminated. In November 2018, the lease in San Francisco, California was also terminated.

        Future minimum facility lease payments as of December 31, 2018, are as follows (in thousands):

Year Ending December 31:	Operating Lease
2019	$828
2020	70
2021	—

Total	$898

        Rent expense under operating leases was approximately $650,000 and $878,000 for the years ended December 31, 2017 and 2018, and $222,000 and $201,000 for the three months ended March 31, 2018 and 2019 (unaudited), respectively. The terms of the facility lease provide for rental payments on a monthly basis and on a graduated scale. The Company recognizes rent expense on a straight-line basis over the lease period and has accrued for rent expense incurred but not paid.

Arbitration/Litigation

        On January 14, 2019, a vendor filed a Demand for Arbitration and Statement of Claim against the Company ("Demand") for alleged breach of the November 10, 2017 Preferred Specialty Pharmacy Agreement ("Agreement") between the Company and the vendor. On March 13, 2019, the Company terminated the Agreement for material breach with the vendor. On April 3, 2019, the vendor filed a

PROGYNY, INC.

Notes to Consolidated Financial Statements (Continued)

11. Commitments and Contingencies (Continued)

Second Amended Demand for Arbitration ("SAD") for breach of the Agreement. The vendor seeks damages, fees, interest and cost. Pursuant to a schedule set forth by the Arbitration Panel, on May 3, 2019, the Company filed a Motion to Dismiss the SAD. That Motion was fully briefed on June 14, 2019 and was decided on July 31, 2019. The Arbitration Panel dismissed two of the vendor's four claims. The Company believes the vendor's claims are without merit and intends to vigorously defend against the claims in the Arbitration. Due to the inherent uncertainties of litigation, the Company cannot predict the outcome of the actions at this time and can give no assurances that the asserted claim will not have a material adverse effect on the financial position or results of operations of the Company.

        The Company believes there is no other litigation pending that could have, individually or in the aggregate, a material adverse effect on the Company's financial position, results of operations, or cash flows.

Indemnifications

        The Company indemnifies each of its officers and directors for certain events or occurrences, subject to certain limits, while the officer or director is or was serving at the Company's request in such capacity, as permitted under Delaware law and in accordance with its certificate of incorporation and bylaws. The term of the indemnification period lasts as long as an officer or a director may be subject to any proceeding arising out of acts or omissions of such officer or director in such capacity. The maximum amount of potential future indemnification is unlimited; however, the Company currently holds director and officer liability insurance. This insurance allows the transfer of risk associated with the Company's exposure and may enable it to recover a portion of any future amounts paid. The Company believes that the fair value of these indemnification obligations is minimal. Accordingly, it has not recognized any liabilities relating to these obligations for any period presented.

12. Convertible Preferred Stock

        During March, June and November 2017, the Company raised approximately $15.0 million through the issuance of 39,504,878 shares of its Series B convertible preferred stock at $0.38 per share to new and existing investors. No convertible preferred stock was issued in 2018 or in the three months ended March 31, 2019.

        In June 2018, the Company redeemed and retired 5,464,481 Series B convertible preferred stock from a former employee pursuant to our contractual right of first refusal at a purchase price of $2.5 million. The difference of $425,000 between the purchase price (at $0.45 per share) and the carrying value (at $0.38 per share) has been recorded as a dividend in accumulated deficit as of December 31, 2018.

        In conjunction with the above convertible preferred stock redemption, certain shareholders purchased convertible preferred stock and common stock from the same former employee at the same price per share.

        In connection with the transactions above, an outstanding severance liability was settled. As the total paid by the shareholders to the former employee was in excess of the common stock and preferred stock fair value, this premium was deemed consideration paid on behalf of the Company for

PROGYNY, INC.

Notes to Consolidated Financial Statements (Continued)

12. Convertible Preferred Stock (Continued)

the settlement of the severance liability. As such, the Company has accounted for this excess paid of $414,000 as a non-cash contribution in additional paid in capital.

        The authorized, issued and outstanding shares, and liquidation preference of the Company's convertible preferred stock as of the dates indicated were as follows (in thousands, except for share and per share data):

	As of December 31, 2017
	Authorized Shares	Issued and Outstanding Shares	Aggregate Liquidation Preference
			(in thousands)
Preferred Stock:
Series A Preferred	69,930,070	69,930,070	$20,000
Series B Preferred	245,000,000	232,931,339	88,444

Total	314,930,070	302,861,409	$108,444

	As of December 31, 2018
	Authorized Shares	Issued and Outstanding Shares	Aggregate Liquidation Preference
			(in thousands)
Preferred Stock:
Series A Preferred	69,930,070	69,930,070	$20,000
Series B Preferred	245,000,000	227,466,858	86,369

Total	314,930,070	297,396,928	$106,369

	As of March 31, 2019 (unaudited)
	Authorized Shares	Issued and Outstanding Shares	Aggregate Liquidation Preference
			(in thousands)
Preferred Stock:
Series A Preferred	69,930,070	69,930,070	$20,000
Series B Preferred	245,000,000	227,466,858	86,369

Total	314,930,070	297,396,928	$106,369

        As of December 31, 2018 and March 31, 2019, the holders of the Series A convertible preferred stock ("Series A Preferred") and Series B convertible preferred stock ("Series B Preferred" together the "Series Preferred") had the following rights and preferences:

  Dividends

          The holders of the Series A Preferred and the Series B Preferred shall be entitled to receive noncumulative dividends in preference to any dividend on the Company's common stock at the

PROGYNY, INC.

Notes to Consolidated Financial Statements (Continued)

12. Convertible Preferred Stock (Continued)

  rate of 8% of their respective "Original Issuance Price" ($0.29 per share for the Series A Preferred and $0.38 per share for the Series B Preferred) per annum, when and as declared by the Board of Directors. The holders of Series Preferred also shall be entitled to participate pro rata in any dividends paid on the common stock on an as-if-converted basis.

  Liquidation Preference

          In the event of any liquidation or winding up of the Company, the holders of the Series Preferred shall be entitled to receive in preference to the holders of the common stock a per share amount equal to the greater of (a) their respective Original Issuance Price plus any declared but unpaid dividends or (b) the amount payable to them had they converted their Series Preferred into common stock immediately prior to the liquidation event. After the payment of the liquidation preference to the holders of the Series Preferred, the remaining assets shall be distributed ratably to the holders of the common stock.

          A merger or consolidation in which the stockholders of the Company do not own a majority of the outstanding shares of the surviving corporation, a sale, lease, transfer, or other disposition of substantially all of the assets of the Company and an exclusive license of substantially all of the Company's intellectual property shall be deemed to be a liquidation unless the holders of at least 60% of the Series Preferred elect otherwise.

          Due to the concentration of convertible preferred stock ownership interest and Board representation of the convertible preferred stockholder, the above liquidation preference represents a liquidation right not solely within the Company's control and as such, the Company has classified its convertible preferred stock outside of stockholders' equity. During 2017 and 2018 and the three months ended March 31, 2019, the Company did not adjust the carrying value of the convertible preferred stock to the deemed liquidation value of such shares as a qualifying liquidation event was not probable. Subsequent adjustments to increase the carrying values to the ultimate redemption values will be made only when it becomes probable that such a deemed liquidation event will occur.

  Conversion

          The holders of the Series Preferred shall have the right to convert each share of Series Preferred, at any time, into shares of common stock. The conversion price for each series of convertible preferred stock shall initially be the Original Issuance Price of such series of convertible preferred stock and shall be adjusted in accordance with conversion provisions contained in the Company's Amended and Restated Certificate of Incorporation. The conversion rate of the Series Preferred is 1:1 and is subject to certain anti-dilution adjustments. The Series Preferred is automatically converted into common stock, at the then-applicable conversion rate, (i) in the event that the holders of at least 75% the outstanding Series Preferred consent to such conversion voting as a single class on an as- converted basis, or (ii) upon the event of a public offering of the Company's common stock based upon a value of the Company of at least $150 million and which results in net proceeds of at least $40 million.

PROGYNY, INC.

Notes to Consolidated Financial Statements (Continued)

12. Convertible Preferred Stock (Continued)

  Voting Rights

          The Series Preferred will vote together with the common stock as a single class except as specifically provided herein or as otherwise required by law. Each share of Series Preferred shall have a number of votes equal to the number of shares of common stock then issuable upon conversion of such share of Series Preferred.

          Each series of convertible preferred stock is entitled to elect two directors of the Company. The common stock is entitled to elect one director. All stockholders voting together as a single class on an as-converted basis are entitled to elect the remaining directors. The directors elected by the Series A Preferred are entitled to two votes on all matters to be voted upon by the Board of Directors. The Series B Directors and all other directors are entitled to one vote on all matters to be voted upon the Board of Directors.

13. Stockholders' Deficit

Common Stock

        The common stock confers upon its holders the right to receive dividends out of any assets legally available, when and as declared by the Board of Directors, but subject to the prior right of the holders of the Series Preferred as described above.

        Common and convertible preferred stock outstanding consisted of the following (in thousands except share amounts):

        Common stock reserved for future issuance consisted of the following:

	December 31, 2018	March 31, 2019
		(unaudited)
Convertible preferred stock	297,396,928	297,396,928
Warrants in Series B convertible preferred stock issued and outstanding	9,178,295	9,178,295
Common stock warrants	638,151	638,151
Shares available for grant under stock option plan	20,506,704	26,246,167
Options issued and outstanding under stock option plan	72,417,680	72,299,735

Total common stock reserved for future issuance	400,137,758	405,759,276

        In September 2018, the Company repurchased 2,678,696 shares of common stock, held by former employees, at a price per share of $0.45, for total consideration of $1.2 million. The difference of $321,000 between the fair value on the date of repurchase (at $0.33 per share) and the cash consideration paid has been recorded as a dividend as of December 31, 2018 as there were no ongoing services being delivered by the ex-employees since the date of termination. The Company has not retired the shares repurchased and as such, have recorded the shares repurchased at cost $884,000 and treated them as treasury shares.

PROGYNY, INC.

Notes to Consolidated Financial Statements (Continued)

13. Stockholders' Deficit (Continued)

        As of December 31, 2018 and March 31, 2019 (unaudited), the Company had 2,678,696 shares of treasury stock.

Stock Incentive Plan

        As of December 31, 2018 and March 31, 2019 (unaudited), the Company maintains two stock-based compensation plans: (i) the 2008 Stock Plan and (ii) the 2017 Stock Plan, together the Stock Plans. All awards issued in 2018 were issued pursuant to the 2017 Stock Plan.

        Under the Company's 2017 Stock Plan and consistent with the 2008 Stock Plan, options and other stock awards to purchase shares of common stock may be granted to employees, directors, and consultants. Incentive stock options are granted to employees and non-statutory stock options are granted to consultants and directors at an exercise price not less than 100% of the fair value (as determined by the Board of Directors) of the Company's common stock on the date of grant. The exercise price of options granted to stockholders who hold 10% or more of the Company's common stock on the option grant date shall not be less than 110% of the fair value of the Company's common stock on the date of grant for both incentive and non-qualified stock option grants. These options generally vest over four years and expire ten years from the date of grant. Stock option grants may be exercisable upon grant, and any unvested shares purchased are subject to repurchase. There were no unvested shares subject to repurchase as of December 31, 2017, December 31, 2018 and March 31, 2019.

PROGYNY, INC.

Notes to Consolidated Financial Statements (Continued)

13. Stockholders' Deficit (Continued)

Stock Option Activity

        A summary of the Company's stock option activity is as follows:

	Shares Available for Future Grant	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
					(in thousands)
Balances at December 31, 2017	21,733,795	66,438,980	$0.21	9.3	$4,292
Additional shares authorized for grant	5,000,000	—	—
Options granted	(8,425,412)	8,425,412	0.29
Options exercised	—	(248,391)	0.26
Options forfeited	1,803,313	(1,803,313)	0.22
Options canceled	395,008	(395,008)	0.23

Balance at December 31, 2018	20,506,704	72,417,680	$0.22	8.5	$33,886

Additional shares authorized for grant	5,629,718	—	—
Options granted	(829,400)	829,400	0.33
Options exercised	—	(8,200)	0.20
Options forfeited	174,745	(174,745)	0.23
Options canceled	764,400	(764,400)	0.32

Balance at March 31, 2019 (unaudited)	26,246,167	72,299,735	$0.22	8.2	$47,467

Options exercisable at December 31, 2018		34,090,395	$0.21	8.2	$16,096

Options vested and expected to vest at December 31, 2018		72,417,680	$0.22	8.5	$33,886

Options exercisable at March 31, 2019 (unaudited)		37,794,813	$0.21	7.9	$25,275

Options vested and expected to vest at March 31, 2019 (unaudited)		72,299,735	$0.22	8.2	$47,467

        The total intrinsic value of options exercised was $13,000 and $59,000 for the years ended December 31, 2017 and 2018, respectively.

        The weighted average fair value of options to purchase common stock granted was $0.13 and $0.25 in the years ended December 31, 2017 and 2018, respectively. The weighted average fair value of options to purchase common stock granted was $0.10 and $0.58 in the three months ended March 31, 2018 and 2019 (unaudited), respectively.

        The fair value of options to purchase common stock vested was $664,000 and $3.7 million in the years ended December 31, 2017 and 2018. The fair value of options to purchase common stock vested was $1.7 million and $587,000 in the three months ended March 31, 2018 and 2019 (unaudited), respectively.

PROGYNY, INC.

Notes to Consolidated Financial Statements (Continued)

13. Stockholders' Deficit (Continued)

        Certain weighted-average information and assumptions used in the option-pricing model for options granted to employees, directors, and non-employees are as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
			(unaudited)
Expected term (in years)	5.69 - 6.07	5.38 - 6.10	5.91 - 6.09	5.98 - 6.06
Risk-free interest rate	1.8% - 2.2%	2.6% - 3.1%	2.6% - 2.7%	2.5%
Expected volatility	49.3% - 50.1%	48.1% - 48.9%	48.8%	48.8% - 49.0%
Expected dividend rate	—	—	—	—

        The following table summarizes stock-based compensation expense for employees, which was included in the statements of operations and comprehensive loss as follows (in thousands):

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
			(unaudited)
Cost of services	$26	$96	$19	$45
Selling and marketing	309	366	96	115
General and administrative	1,224	2,535	808	357

Total stock-based compensation expense	$1,559	$2,997	$923	$517

        At March 31, 2019 (unaudited), the total compensation cost related to unvested stock-based awards granted to employees under the Company's stock option plan but not yet recognized was approximately $5.5 million. This cost will be amortized on a straight-line basis over the remaining vesting period and will be adjusted for subsequent changes in estimated forfeitures. The weighted-average remaining recognition period is approximately 2.4 years.

        In February and June of 2016, the Company issued common stock warrants to non-employees to acquire 324,000 and 314,151 shares of the Company's common stock at an exercise price of $0.19 and $0.31 per share, respectively. The common stock warrants expire on the fifth anniversary of the grant. As of December 31, 2017 and 2018 and March 31, 2019 (unaudited), all warrants remain outstanding. For the years ended December 31, 2017 and 2018, the Company recognized total compensation expense $259,000, relating to the common stock warrants. All warrants were fully vested as of January 1, 2019. As a result of the adoption of ASU No. 2018-07, mark-to-market fair value accounting is not required and as all warrants were fully vested as of January 1, 2018, the Company did not recognize compensation expense relating to the common stock warrants for the three months ended March 31, 2019.

PROGYNY, INC.

Notes to Consolidated Financial Statements (Continued)

13. Stockholders' Deficit (Continued)

        The fair value of the common stock warrants was determined using the Black-Scholes option-pricing model with the following assumptions:

	December 31,
	2017	2018
Contractual remaining life (years)	2	1
Risk-free interest rate	1.6%	2.4%
Expected volatility	52.1%	48.6%
Expected dividend yield	—	—

14. Income Taxes

        A tax benefit of $3,000 and $1.8 million was recorded for the year ended December 31, 2017 and 2018 as part of continuing operations.

        For the three months ended March 31, 2018 and 2019, the Company calculates its year-to-date (provision for) income taxes by applying the estimated annual effective tax rate to the year-to-date profit from operations before income taxes and adjusts the (provision for) income taxes for discrete tax items recorded in the period. The Company updates its estimate of its annual effective tax rate at the end of each quarterly period. The estimate takes into account annual forecasted income (loss) before income taxes, the geographic mix of income (loss) before income taxes and any significant permanent tax items. During the three months ended March 31, 2018 the Company recorded tax benefit of $546 from continued operations. The Company's calculated tax provision was zero for the three months ended March 31, 2019.

        The benefit from income taxes is composed of the following (in thousands):

	December 31,
	2017	2018
Current
Federal	$(3)	$(1,446)
State	—	(331)

Total Current	(3)	(1,777)
Deferred:
Federal	—	—
State	—	—
Total Deferred	—	—

Total benefit from Income taxes	$(3)	$(1,777)

PROGYNY, INC.

Notes to Consolidated Financial Statements (Continued)

14. Income Taxes (Continued)

        A reconciliation of the U.S. statutory income tax rate to the Company's effective tax rate is as follows:

	December 31,
	2017	2018
Income tax provision at statutory rate	(34)%	21%
State income taxes, net of federal benefit	(4)	5
Stock compensation	1	(2)
Warrant valuation	—	(10)
Change in valuation allowance	(63)	13
Effect of tax legislation	97	—
State rate change	—	2
Other	3	(3)

Effective tax rate	—%	26%

        The components of the Company's net deferred tax assets and liabilities are as follows (in thousands):

	December 31,
	2017	2018
Deferred tax assets:
Net operating loss carryforwards	$23,108	$22,446
Capitalized start-up costs	18	15
Research and development credits	1,059	1,059
Accruals and reserves	2,551	1,895
Property and equipment	—	37
Intangibles	120	375

Total deferred tax assets	26,856	25,827
Valuation allowance	(26,849)	(25,781)

Deferred tax assets after valuation allowance	7	46

Deferred tax liabilities:
Property and equipment	(7)	—
Deferred gain	—	(46)

Total deferred tax liabilities	(7)	(46)

Net deferred tax assets	$—	$—

        Assessing the realizability of deferred tax assets requires the determination of whether it is more-likely-than-not that some portion or all the deferred tax assets will not be realized. In assessing the need for a valuation allowance, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, loss carryback and tax-planning strategies. Generally, more weight is given to objectively verifiable evidence, such as the cumulative loss in recent years, as a significant piece of negative evidence to

PROGYNY, INC.

Notes to Consolidated Financial Statements (Continued)

14. Income Taxes (Continued)

overcome. The valuation allowance decreased by approximately $7.8 million and $1.1 million during the years ended December 31, 2017 and 2018, respectively. As of March 31, 2019, the Company continues to maintain a full valuation allowance against its net deferred tax assets due to the uncertainty surrounding the realization of such assets.

        As of December 31, 2018, the Company has net operating loss carryforwards for federal and state income tax purposes of approximately $86 million and $68 million, respectively, which expire beginning in the year 2030. The federal and California research and development tax credits are approximately $756,000 and $830,000 respectively. The federal research credits will begin to expire in 2030 and the California research and development credits have no expiration date. Utilization of the net operating loss carryforwards and credits may be subject to a substantial annual limitation due to ownership changes that may have occurred previously or that could occur in the future, as provided by Section 382 of the Internal Revenue Code of 1986, as well as similar state provisions. Such annual limitation could result in the expiration of net operating losses and credits before their utilization.

        As of December 31, 2017 and 2018, the Company had not accrued any interest or penalties related to uncertain tax positions.

        A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	December 31,
	2017	2018
Balance at the beginning of the year	$397	$397
Additions based upon tax positions related to the current year	—	—

Balance at the end of the year	$397	$397

        If the ending balance of $397,000 of unrecognized tax benefits as of December 31, 2018 were recognized, 100% of the amount would affect the income tax rate. The Company does not anticipate any material change in its unrecognized tax benefits over the next twelve months.

        The Company files U.S. federal and state income tax returns with varying statutes of limitations. All tax years since inception remain open to examination due to the carryover of unused net operating losses and tax credits.

        The Tax Cuts and Jobs Act (the "Tax Act") was enacted on December 22, 2017 and introduced significant changes to U.S. income tax law. Effective in 2018, The Tax Act reduced the U.S. corporate statutory tax rate from 35% to 21%, allowed for immediate expensing of certain qualified capital property, eliminated the net operating loss carryback but allowed for indefinite net operating loss carryforwards that can reduce up to 80% of taxable income and created a new limitation on the deductibility of interest expense.

PROGYNY, INC.

Notes to Consolidated Financial Statements (Continued)

14. Income Taxes (Continued)

        Accounting for the income tax effects of the Tax Act requires significant judgments and estimates in the interpretation and calculation of the provisions of the Tax Act. Due to the timing of the enactment and the complexity involved in applying the provisions of the Tax Act, the Company made reasonable estimates of the effects of the Tax Act in the consolidated financial statements for the year ended December 31, 2017, as permitted under ASU 2018-05 Income Taxes (Topic 740), Amendments to SEC Paragraphs Pursuant to SAB 118.

        The remeasurement of the Company's U.S. deferred taxes due to the reduction in the U.S. federal corporate tax rate resulted in a reduction of deferred tax assets offset by a reduction of the Company's valuation allowance, resulting in no net income impact during the year ended December 31, 2017. The accounting for these items was completed in the fourth quarter of 2018, the end of the measurement period for purposes of SAB 118, and there were no adjustments related to the provisional items.

PROGYNY, INC.

Notes to Consolidated Financial Statements (Continued)

15. Net (Loss) Income Per Share

        A reconciliation of net (loss) income available to common stockholders and the number of shares in the calculation of basic and diluted earnings (loss) per share follows (in thousands, except share and per share amounts):

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
			(unaudited)
Basic (loss) income per common share:
Numerator:
Net (loss) income	$(12,452)	$661	$4,153	$2,521
Less:
Income from discontinued operations	(4)	(5,777)	(5,724)	—
Deemed dividends on convertible preferred stock	(1,012)	(425)	—	(2,098)
Undistributed earnings to participating securities	—	—	—	(392)

Net (loss) income attributable to common stockholders	$(13,468)	$(5,541)	$(1,571)	$31

Denominator:
Weighted-average shares used in computing basic net (loss) income per share attributable to common stockholders	25,808,151	25,180,455	25,863,827	23,439,649

Basic net (loss) income per share attributable to common stockholders	$(0.52)	$(0.22)	$(0.06)	$—

Diluted (loss) income per common share:
Numerator:
Net (loss) income attributable to common stockholders	$(13,468)	$(5,541)	$(1,571)	$31
Adjustments to undistributed earnings of participating securities	—	—	—	48

Diluted net (loss) income per share attributable to common stockholders	$(13,468)	$(5,541)	$(1,571)	$79

Denominator:
Weighted-average shares used in computing basic net earnings (loss) per share attributable to common stockholder	25,808,151	25,180,455	25,863,827	23,439,649
Add options to purchase common stock	—	—	—	45,286,213

Weighted-average shares used in computing basic net (loss) income per share attributable to common stockholders	25,808,151	25,180,455	25,863,827	68,725,862

Diluted net (loss) income per share attributable to common stockholders	$(0.52)	$(0.22)	$(0.06)	$—

PROGYNY, INC.

Notes to Consolidated Financial Statements (Continued)

15. Net (Loss) Income Per Share (Continued)

        The following weighted-average outstanding shares of potentially dilutive securities were excluded from the computation of diluted net loss per share attributable to common stockholders for the period presented because including them would have been antidilutive:

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
			(unaudited)
Redeemable convertible preferred stock	282,173,520	299,815,633	302,861,409	297,396,928
Options to purchase common stock	1,542,954	27,388,273	7,454,627	—
Warrants to purchase common stock	64,400	273,490	117,340	437,261
Warrants to purchase convertible preferred stock	—	1,182,892	—	4,773,668

Total potential dilutive shares	283,780,874	328,660,288	310,433,376	302,607,857

Unaudited Pro Forma Net Loss per Share

        Unaudited pro forma basic and diluted net loss per share were computed to give effect to the automatic one-for-one conversion of all outstanding shares of convertible preferred stock into shares of common stock in connection with the IPO, using the as-converted method as though the conversion had occurred as of the beginning of the period presented or the date of issuance, if later.

        Unaudited pro forma basic and diluted loss per share is computed as follows (in thousands, except share and per share data):

	Year Ended December 31, 2018	Three Months Ended March 31, 2019
(unaudited)
Numerator:
Net loss per share attributable to common stockholders	$	$
Adjust: Change in fair value of redeemable convertible preferred stock liability	$	$

Pro forma net loss	$	$

Denominator:
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted
Adjust: Conversion of redeemable convertible preferred stock

Weighted-average shares used in computing pro forma net loss per share, basic and diluted

Pro forma net loss per share, basic and diluted	$	$

PROGYNY, INC.

Notes to Consolidated Financial Statements (Continued)

16. 401(k) Plan

        The Company sponsors a 401(k) defined contribution plan covering all employees. Employer contributions began in 2018 and the Company incurred expenses for the year ended December 31, 2018 of $263,000. In the three months ended March 31, 2019 the Company incurred expenses of $141,000. There were no employer contributions to the plan in the year ended December 31, 2017.

17. Related Party Transactions

        In January 2018, the Company executed an agreement with a related party to sell the Eeva business, representing all of the medical device segment. Refer to Note 6.

        In June 2018, the Company redeemed and retired 5,464,481 Series B convertible preferred stock from a former employee pursuant to their contractual right of first refusal at a purchase price of $2.5 million The excess of the purchase price over the carrying value ($0.38) of $425,000 has been recorded as a dividend in accumulated deficit as of December 31, 2018. Refer to Note 12 for further detail on this transaction.

            Shares

Common Stock

J.P. Morgan	Goldman Sachs & Co. LLC	BofA Merrill Lynch

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

        Unless otherwise indicated, all references to "Progyny," the "company," "we," "our," "us" or similar terms refer to Progyny, Inc.

Item 13.    Other Expenses of Issuance and Distribution.

        The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the exchange listing fee.

SEC registration fee	$	*
FINRA filing fee		*
Exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Custodian transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*
To be filed by amendment.

Item 14.    Indemnification of Directors and Officers.

        Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act. Our amended and restated certificate of incorporation that will be in effect on the completion of this offering permits indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws that will be in effect on the completion of this offering provide that we will indemnify our directors and officers and permit us to indemnify our employees and other agents, in each case to the maximum extent permitted by the Delaware General Corporation Law.

        We have entered into indemnification agreements with our directors and officers, whereby we have agreed to indemnify our directors and officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was a director, officer, employee or agent of Progyny, Inc., provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, the best interest of Progyny, Inc. At present, there is no pending litigation or proceeding involving a director or officer of Progyny, Inc. regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.

        We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act and the Securities Exchange Act of 1934, as amended, that might be incurred by any director or officer in his capacity as such.

        The underwriters are obligated, under certain circumstances, under the underwriting agreement to be filed as Exhibit 1.1 hereto, to indemnify us and our officers and directors against liabilities under the Securities Act.

Item 15.    Recent Sales of Unregistered Securities.

        The following sets forth information regarding all unregistered securities sold since January 1, 2016:

  (1)
  We have granted under our 2017 Plan options to purchase an aggregate of 92,185,637 shares of our common stock to a total of 181 employees, consultants and directors, having exercise prices ranging from $0.20 to $0.87 per share. 273,823 of the options granted under the 2017 Plan have been exercised at a weighted average exercise price of $0.20 per share.

  (2)
  We have granted under our 2008 Plan options to purchase an aggregate of 21,010,096 shares of our common stock to a total of 59 employees, consultants and directors, having exercise prices ranging from $0.31 to $0.32 per share. 140,124 of the options granted under the 2008 Plan have been exercised at a weighted average exercise price of $0.31 per share.

  (3)
  In June 2016, we issued and sold an aggregate of 38,907,413 shares of our Series B Preferred Stock to nine accredited investors at a price per share of $0.3797 for an aggregate purchase price of $14,773,146.

  (4)
  In August 2016, we issued and sold an aggregate of 3,228,865 shares of our Series B Preferred Stock to one accredited investor at a price per share of $0.3797 for an aggregate purchase price of $1,226,000.

  (5)
  In August 2016, we issued warrants to purchase an aggregate of 716,000 shares of our common stock, with an exercise price of $0.19 per share, to one holder.

  (6)
  In March 2017, we issued and sold an aggregate of 13,168,295 shares of our Series B Preferred Stock to ten accredited investors at a price per share of $0.3797 for an aggregate purchase price of $5,000,002.

  (7)
  In June 2017, we issued and sold an aggregate of 13,168,292 shares of our Series B Preferred Stock to ten accredited investors at a price per share of $0.3797 for an aggregate purchase price of $5,000,001.

  (8)
  In November 2017, we issued and sold an aggregate of 13,168,291 shares of our Series B Preferred Stock to one accredited investor at a price per share of $0.3797 for an aggregate purchase price of $5,000,000.

        None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. Unless otherwise specified above, we believe these transactions were exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act (and Regulation D or Regulation S promulgated thereunder) or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or under benefits plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed on the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16.    Exhibits and Financial Statement Schedules.

        (a)   Exhibits.

        See the Exhibit Index on the page immediately preceding the signature page for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

        (b)   Financial Statement Schedules.

        All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or the notes thereto.

Item 17.    Undertakings.

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act will be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

 EXHIBIT INDEX

Exhibit Number		Description
1.1	*	Form of Underwriting Agreement.

3.1		Amended and Restated Certificate of Incorporation of Registrant, as currently in effect.

3.2	*	Form of Amended and Restated Certificate of Incorporation of Registrant, to be in effect on the completion of the offering.

3.3		Amended and Restated Bylaws of Registrant, as currently in effect.

3.4	*	Form of Amended and Restated Bylaws of Registrant, to be in effect on the completion of the offering.

4.1	*	Form of common stock certificate.

5.1	*	Opinion of Cooley LLP.

10.1		Amended and Restated Investor Rights Agreement, dated as of March 4, 2015, by and among the Registrant and certain of its stockholders.

10.2	+	Progyny, Inc. 2008 Stock Plan, as amended, and forms of agreements thereunder.

10.3	+	Progyny, Inc. 2017 Equity Incentive Plan, as amended, and forms of agreements thereunder.

10.4	+*	Progyny, Inc. 2019 Equity Incentive Plan and forms of agreements thereunder.

10.5	+*	Progyny, Inc. 2019 Employee Stock Purchase Plan.

10.6	+*	Form of Indemnity Agreement entered into by and between Registrant and each director and executive officer.

10.7	+*	Amended and Restated Employment Agreement between Registrant and David Schlanger, dated , 2019.

10.8	+*	Amended and Restated Employment Agreement between Registrant and Peter Anevski, dated , 2019.

10.9	+	Letter Agreement between Registrant and Karin Ajmani, effective June 10, 2019.

10.10		Loan and Security Agreement, dated as of June 8, 2018, between Silicon Valley Bank and Registrant.

23.1	*	Consent of Ernst & Young LLP, independent registered public accounting firm.

23.2	*	Consent of Cooley LLP (included in Exhibit 5.1).

24.1	*	Power of Attorney (included on signature page).

*
To be submitted by amendment.

+
Indicates management contract or compensatory plan.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on                  , 2019.

PROGYNY, INC.
By:
	Name:	David Schlanger
	Title:	Chief Executive Officer and Director

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David Schlanger and Peter Anevski, and each one of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

David Schlanger	Chief Executive Officer and Director (Principal Executive Officer)	, 2019
Peter Anevski	President, Chief Financial & Operating Officer (Principal Financial and Accounting Officer)	, 2019
Beth Seidenberg, M.D.	Director	, 2019
Fred Cohen, M.D., D.Phil.	Director	, 2019

Signature	Title	Date

Norman Payson, M.D.	Director	, 2019
Simeon George, M.D.	Director	, 2019